elevate expectations

ConocoPhillips

2002 Annual Report



Contents



Our Theme: Elevate Expectations

The PL19-3A wellhead platform rises high above the waters of China's Bohai Bay, where ConocoPhillips announced first production from the Peng Lai field in late 2002. Like the platform reaching skyward, ConocoPhillips seeks to elevate expectations for performance beyond what was possible before the merger. The company is pursuing a clear strategy to improve returns for its shareholders — by capturing merger-related synergies, selling billions of dollars of non-core assets, growing its Exploration and Production segment, and applying a disciplined approach to cost control, capital spending and debt reduction.

Highlights

	Millions of Dollars Except as Indicated		
	2002	2001	% Change
Financial			
Total revenues	**$57,224**	25,044	128
Income from continuing operations	**$ 714**	1,611	(56)
Net income (loss)	**$ (295)**	1,661	(118)
Per share of common stock — diluted			
Income from continuing operations	**$ 1.47**	5.46	(73)
Net income (loss)	**$ (.61)**	5.63	(111)
Net cash provided by operating activities from continuing operations	**$ 4,767**	3,529	35
Net cash provided by operating activities	**$ 4,969**	3,562	40
Capital expenditures and investments	**$ 4,388**	3,016	45
Total assets at year-end	**$76,836**	35,217	118
Total debt	**$19,766**	8,654	128
Mandatorily redeemable preferred securities of trust subsidiaries	**$ 350**	650	(46)
Other minority interests	**$ 651**	5	—
Common stockholders' equity	**$29,517**	14,340	106
Percent of total debt to capital*	**39%**	37	5
Common stockholders' equity per share (book value)	**$ 43.56**	37.52	16
Cash dividends per common share	**$ 1.48**	1.40	6
Closing stock price per common share	**$ 48.39**	60.26	(20)
Common shares outstanding at year-end (in thousands)	**677,570**	382,158	77
Average common shares outstanding (in thousands)			
Basic	**482,082**	292,964	65
Diluted	**485,505**	295,016	65
Employees at year-end (in thousands)	**57.3**	38.7	48

**Capital includes total debt, mandatorily redeemable preferred securities of trust subsidiaries, other minority interests and common stockholders' equity.*

	2002	2001	% Change
Operating			
U.S. crude oil production (MBD)	**371**	373	(1)
Worldwide crude oil production (MBD)*	**682**	563	21
U.S. natural gas production (MMCFD)	**1,103**	917	20
Worldwide natural gas production (MMCFD)*	**2,047**	1,335	53
Worldwide natural gas liquids production (MBD)	**46**	35	31
Worldwide Syncrude production (MBD)	**8**	—	—
Worldwide production on a barrel-of-oil-equivalent basis, including Syncrude (MBD)*	**1,077**	821	31
Natural gas liquids extracted — midstream (MBD)	**156**	120	30
Refinery crude oil throughput (MBD)	**1,813**	706	157
Refinery utilization rate (%)	**90**	94	(4)
U.S. automotive gasoline sales (MBD)**	**1,147**	465	147
U.S. distillates sales (MBD)**	**392**	170	131
Worldwide petroleum products sales (MBD)**	**2,258**	943	139
Ethylene production (MMlbs)*	**3,217**	3,291	(2)
Polyethylene production (MMlbs)*	**2,004**	1,956	2

**Includes ConocoPhillips' share of equity affiliates' production.*
***Excludes spot market sales.*

The ConocoPhillips merger was consummated on August 30, 2002, and used purchase accounting to recognize the fair value of Conoco Inc. assets and liabilities. Consequently, results for the year 2002 include eight months of activity for Phillips Petroleum Company and four months of activity for ConocoPhillips. Prior periods reflect only Phillips results.

Certain disclosures in this Annual Report may be considered "forward-looking" statements. These are made pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The "Cautionary Statement" in Management's Discussion and Analysis on page 58 should be read in conjunction with such statements.

"ConocoPhillips," "the company," "we" and "our" are used interchangeably in this report to refer to the businesses of ConocoPhillips and its consolidated subsidiaries. All numerical references to crude oil, natural gas or natural gas liquids production volumes refer to production from proved reserves.

ConocoPhillips At A Glance

Our Purpose: *Use Our Pioneering Spirit to Responsibly Deliver Energy to the World*

Who We Are

ConocoPhillips is an international, integrated energy company. It is the third-largest integrated energy company in the United States, based on market capitalization, oil and gas proved reserves and production; and the largest refiner in the country. Worldwide, it is the sixth-largest publicly owned energy company, based on oil and gas reserves, and the fifth-largest refiner.

ConocoPhillips is known worldwide for its technological expertise in deepwater exploration and production, reservoir management and exploitation, 3-D seismic technology, high-grade petroleum coke upgrading and sulfur removal.

Headquartered in Houston, Texas, ConocoPhillips operates in more than 40 countries. The company has approximately 57,000 employees worldwide and assets of $77 billion. ConocoPhillips stock is listed on the New York Stock Exchange under the symbol "COP."

Our Businesses

The company has four core activities worldwide:

- Petroleum exploration and production.
- Petroleum refining, marketing, supply and transportation.
- Natural gas gathering, processing and marketing, including a 30.3 percent interest in Duke Energy Field Services, LLC.
- Chemicals and plastics production and distribution through a 50 percent interest in Chevron Phillips Chemical Company LLC.

In addition, the company is investing in several emerging businesses — fuels technology, gas-to-liquids, power generation and emerging technologies — that provide current and potential future growth opportunities.

Exploration and Production (E&P)

Profile: Explores for and produces crude oil, natural gas and natural gas liquids on a worldwide basis. Also mines oil sands to produce Syncrude. A key strategy is to accelerate growth by developing legacy assets — very large oil and gas developments that can provide strong financial returns over long periods of time — through exploration, exploitation, redevelopments and acquisitions; and by focusing exploration on larger, lower-risk areas.

Operations: At year-end 2002, ConocoPhillips held a combined 102 million net developed and undeveloped acres in 29 countries, and produced hydrocarbons in 14. Crude oil production in 2002 averaged 682,000 barrels per day (BPD), gas production averaged 2.05 billion cubic feet per day and natural gas liquids production averaged 46,000 BPD. Key regional focus areas include the North Slope of Alaska; Canada; offshore China; the Lower 48 United States, including the Gulf of Mexico; Kazakhstan; Nigeria; the North Sea; Southeast Asia; the Timor Sea; and Venezuela.

Strengths: Seismic imaging technology; deepwater exploration; reservoir management and exploitation; enhanced oil recovery; managing large offshore developments; operations in the North Sea, Arctic and other environmentally sensitive areas.

Competitors: Major integrated petroleum companies, including ExxonMobil, ChevronTexaco, BP, Shell and TotalFinaElf; independent exploration and production companies, including Apache, Burlington Resources and Devon Energy; and national oil companies.

Customers: Third-party refiners and processors, large industrial users and ConocoPhillips' refining operations.

Refining and Marketing (R&M)

Profile: Refines crude oil and markets and transports petroleum products. ConocoPhillips is the largest refiner in the United States and the fifth-largest refiner in the world.

Operations: *Refining* — At year-end 2002, ConocoPhillips owned 12 U.S. refineries (excluding two refineries held for sale), owned or had an interest in five European refineries and had an interest in one refinery in Malaysia, totaling a combined net crude oil refining capacity of 2.6 million barrels of oil per day. *Marketing* — At year-end 2002, ConocoPhillips' gasoline and distillates were sold through approximately 17,000 branded outlets in the United States, Europe and Southeast Asia. In the United States, products were primarily marketed under the Phillips 66, 76 and Conoco brands. In Europe and Southeast Asia, the company marketed primarily under the Jet and ProJET brands. ConocoPhillips also marketed lubricants, commercial fuels, aviation fuels and liquid petroleum gas. ConocoPhillips' refined products sales were 2.3 million barrels per day in 2002. The company also participated in joint ventures that support the specialty products business. *Transportation* — R&M owned or had an interest in about 31,500 miles of pipeline systems in the United States at year-end 2002.

Strengths: Branded wholesale marketing; refining technologies; aviation gasoline sales; and refining capabilities.

Competitors: Major refiners and marketers in North America, Europe and Asia Pacific including ChevronTexaco, ExxonMobil, Shell, TotalFinaElf and BP; independent refiners/marketers, including Valero, Tesoro and Sunoco; and hypermarts such as Wal-Mart.

Customers: Independent marketers and the consuming public.

Midstream

Profile: Midstream consists of ConocoPhillips' 30.3 percent interest in Duke Energy Field Services, LLC (DEFS), as well as certain ConocoPhillips assets in the United States, Canada and Trinidad. Midstream gathers natural gas, extracts and sells the natural gas liquids (NGL) and sells the remaining (residue) gas. Headquartered in Denver, Colo., DEFS is one of the largest natural gas gatherers, NGL producers and NGL marketers in the United States.

Operations: At year-end 2002, DEFS' gathering and transmission systems included some 60,000 miles of pipelines, mainly in seven of the major U.S. gas regions, plus western Canada. DEFS also owned and operated, or owned an equity interest in 71 NGL extraction plants. Raw natural gas throughput averaged 7.4 billion cubic feet per day, and NGL extraction averaged 392,000 BPD in 2002. In addition to its interest in DEFS, ConocoPhillips owned or had an interest in an additional 13 NGL extraction plants at year-end 2002.

Strengths: Assets in major gas-producing regions; efficient, reliable low-cost operations; and critical mass for growth transactions.

Competitors: Williams, El Paso, BP, ExxonMobil, ChevronTexaco, ONEOK and Koch.

Customers: Primarily major and independent natural gas producers, local gas distribution companies, electrical utilities, industrial users and marketing companies. Among DEFS' customers for NGL are Chevron Phillips Chemical Company and ConocoPhillips' R&M operations.

Chemicals

Profile: ConocoPhillips participates in the chemicals sector through its 50 percent ownership of Chevron Phillips Chemical Company LLC (CPChem), a joint-venture company formed with Chevron (now ChevronTexaco) on July 1, 2000. Headquartered in The Woodlands, Texas, its major product lines include: olefins and polyolefins, including ethylene, polyethylene, normal alpha olefins and plastic pipe; aromatics and styrenics, including styrene, polystyrene, benzene, cyclohexane, paraxylene and K-Resin® styrene-butadiene copolymer; and specialty chemicals and plastics.

Operations: CPChem's major facilities in the United States are at Baytown, Borger, Conroe, La Porte, Orange, Pasadena, Port Arthur and Old Ocean, Texas; St. James, La.; Pascagoula, Miss.; and Marietta, Ohio. The company also has nine plastic pipe plants and one pipefittings plant in eight states, and a petrochemical complex in Puerto Rico. Major international facilities are in Belgium, China, Saudi Arabia, Singapore, South Korea and Qatar. CPChem also has a plastic pipe plant in Mexico.

Strengths: One of the world's largest producers of ethylene, polyethylene, styrene, alpha olefins, and one of the largest marketers of cyclohexane.

Competitors: Dow Chemical, ExxonMobil, BP, Equistar and Shell.

Customers: Primarily companies that produce industrial products and consumer goods.

Emerging Businesses

ConocoPhillips has four emerging businesses under development: fuels technology, natural gas-to-liquids technology, power generation and emerging technologies. These businesses are closely tied to the company's core operations and offer growth potential.

Fuels Technology: S Zorb™ is ConocoPhillips' proprietary technology for removing sulfur from gasoline and diesel streams during refining. The technology is proven to reduce sulfur content in fuels to levels well below allowable limits proposed by regulators in the United States and Europe. The technology has been licensed to five refiners worldwide, and ConocoPhillips plans to install the technology at several of its U.S. refineries.

Gas-to-Liquids: Commissioning of a gas-to-liquids demonstration plant will begin in 2003 at the Ponca City, Okla., refinery. Once the technology is proven, ConocoPhillips will be capable of building a commercial-scale plant. The company's new gas-to-liquids technology has the potential to convert stranded natural gas reserves in remote locations to liquids that can be economically transported to market.

Power Generation: ConocoPhillips is using creativity and innovation to access new high-growth markets for natural gas and electricity. By integrating power generation with ConocoPhillips' upstream and downstream businesses, the company is able to structure power projects — such as cogeneration — to provide maximum value for both ConocoPhillips and its customers.

Emerging Technologies: The emerging technologies portfolio includes a variety of business ventures and technical programs that are pioneering the future energy landscape, including renewable energy, advanced hydrocarbon processes, energy conversion technologies and hydrocarbon upgrading opportunities.

ConocoPhillips: A Global Competitor


NORTH AMERICA
SOUTH AMERICA
EUROPE
AFRICA
Middle East
ASIA
AUSTRALIA
Exploration Only
Exploration and Production
Production Only
Refining
Retail Marketing

Key Worldwide Operations

ConocoPhillips emerged in 2002 as a major global competitor, with operations on nearly every continent. The company has large oil and gas operations in Canada, China, Indonesia, Kazakhstan, Nigeria, the Timor Sea, the U.K. and Norwegian sectors of the North Sea, the United States, Venezuela and Vietnam. Alaska is the company's largest production center, producing 375,000 to 400,000 net barrels of oil equivalent per day. ConocoPhillips is the largest refiner in the United States with 12 refineries that supply motor fuels to 14,000 branded outlets. The company also is a strong competitor in the European refining and marketing sector, with approximately 3,000 retail outlets and interests in five refineries. In addition, ConocoPhillips has an interest in a refinery in Malaysia and a small marketing presence in Southeast Asia.

North America
United States - E,P,R,M
Canada - E,P

South America
Ecuador - P
Venezuela - E,P
Brazil - E

Europe
Austria - M
Azerbaijan - E
Belgium - M
Czech Republic - R,M
Denmark - E,M
Finland - M
Germany - R,M
Hungary - M
Ireland - R
Kazakhstan - E
Luxembourg - M
Norway - E,P, M
Poland - M
Russia - E,P
Slovakia - M
Switzerland - M
Sweden - M
Turkey - M
United Kingdom - E,P,R,M

Africa
Nigeria - E,P
Cameroon - E
Angola - E

Middle East
Dubai - P

Asia
China - E,P
Vietnam - E,P
Malaysia - E,R,M
Indonesia - E,P
East Timor - E,P
Thailand - M

Australia - E,P

KEY:
E - Exploration
P - Production
R - Refining
M - Marketing

Elevating Expectations for Our Shareholders and Ourselves

To Our Shareholders:

In 2002, we created an exciting new company: ConocoPhillips. We are the third-largest energy company in the United States, the sixth-largest publicly held energy company in the world in terms of crude oil and natural gas proved reserves, and the fifth-largest global refiner. We are fully integrated, participating in every phase of the energy business — from finding and producing crude oil and natural gas to refining these raw materials and marketing fuels, chemicals and other products. The scope and size of our asset and investment portfolio makes ConocoPhillips a strong competitor around the world.

However, size does not guarantee success. We must elevate expectations for ourselves — we must perform at a higher level to generate returns for our shareholders that are competitive with the best companies in the world. How will we do this? We will use a disciplined approach to manage capital spending, operating costs and our balance sheet. We will utilize our assets and technology to their maximum potential. Furthermore, the "can do" spirit of our employees will make ConocoPhillips a top performer in every aspect of our business.

Upstream, we have a portfolio of assets and investment alternatives that create many opportunities. While the company is active on nearly every continent in the world, the bulk of our upstream operations are located in regions that are stable and secure. More than 75 percent of our assets are in North America and the North Sea. This allows us the flexibility to reach into all areas of the world while maintaining a balanced risk portfolio.

Downstream, ConocoPhillips is one of the largest refiners and marketers in the United States and historically has been a top performer in Europe. In the United States, ConocoPhillips has 12 refineries and 14,000 branded outlets. Elsewhere in the world, the company has six refineries and 3,000 outlets in 17 countries.

Midstream, ConocoPhillips owns 30.3 percent of the Duke Energy Field Services (DEFS) joint venture, the largest natural gas liquids producer in the United States. ConocoPhillips also owns additional midstream assets outside of DEFS.

The Commercial organization allows ConocoPhillips to realize the maximum benefits of integration, enabling the company to optimize the value of its equity crude oil, natural gas and other commodities, as well as lowering crude oil feedstock and energy costs for its refineries. Commercial also ensures we provide a cost effective, reliable supply of products to our many customers around the world.



***Archie W. Dunham**, Chairman and*
***J.J. Mulva**, President and Chief Executive Officer*

The company participates in the chemicals industry through our 50 percent ownership of Chevron Phillips Chemical Company.

In the Emerging Businesses segment, the company is a leader in fuel desulfurization and is seeking to commercialize other exciting new energy breakthroughs. Our proprietary technologies support our existing businesses and have excellent potential for contributing to the future profits of our company.

Above all, we have the corporate values and the human capital — the skilled, dedicated workers and a talented management team — that are essential to the success of any major enterprise.

A Transition Year

The year 2002 was a transition year. The transformation to a new company with a breadth of operations and asset base unlike anything in the past makes comparisons with the past less meaningful. For example, ConocoPhillips ended this year with $77 billion of assets. Just a few years ago, in 1999, Phillips Petroleum had $15 billion of assets and Conoco had $16 billion of assets. As a result, we will not be making many comparisons with the past like we may have done before.

In addition, this past year also was a year of significant changes in the regulatory environment for our financial reporting. In order to increase transparency of information and fully support improved communication to the investing community, the company has implemented in this annual report the early adoption of the new standard released by the U.S. Securities and Exchange Commission related to the use of financial measures that are different than financial measures under generally accepted accounting principles. As a result, you will not see a "net operating income" financial measure, which historically adjusted net income to exclude certain special items as defined by management.

For 2002, the company's income from continuing operations was $714 million, or $1.47 per share. This amount was affected by merger-related costs totaling $557 million, after-tax, as well as other factors. Discontinued operations included $1 billion of impairments and loss provisions related to the planned sale of marketing assets — part of our long-range strategy to improve the company's returns. As a result, the company had a net loss of $295 million, or $0.61 per share, for the year.

The task ahead is to leverage our considerable strengths to achieve the best possible returns for our shareholders. Over the next several years, we expect to improve ConocoPhillips' return on capital employed (ROCE), assuming midcycle returns and margins, to a more competitive level. Over time, we expect to achieve returns comparable with the very best performers in our industry. Consistent delivery of good operating performance and improved returns will permit increasing and sustained shareholder value creation.

Total Assets (Billions of Dollars)



80
60
40
20
00
01
02
Conoco
Phillips
ConocoPhillips

The increase in total assets over the past three years reflects the rapid growth both companies experienced prior to the merger, as well as an increased asset base as a result of the merger. The acquisition of ARCO Alaska assets in 2000, and the acquisitions of Tosco and Gulf Canada in 2001 significantly increased each company's asset base. The merger also increased total assets because the book values of a substantial portion of Conoco's assets were revised upward to fair values as a result of purchase accounting rules.

Market Capitalization (Billions of Dollars)



40
30
20
10
00
01
02
Conoco
Phillips
ConocoPhillips

ConocoPhillips' market capitalization exceeded $30 billion at the end of 2002, ranking the company as the third-largest oil and gas company in the United States. The company had 677.6 million common shares outstanding at Dec. 31, 2002, with a year-end closing stock price of $48.39.

Financial Discipline

In terms of financial management, we will apply a high degree of discipline to improve returns. We want discipline in our cost structure, our capital program and in improving the balance sheet. In particular, we want to reduce our debt-to-capital ratio from the present 39 percent to the mid-30 percent range over the next few years.

Reducing debt should result in a stronger share price. It also will better enable us to weather downturns in energy prices and other factors we can't control, and provide better ability to seize new opportunities as they arise.

Discipline means accountability in terms of cost control, completing projects on time and within budget, and adding real value for every dollar we invest. We intend to closely monitor our processes. Discipline will go a long way toward improving the company's financial performance and making our ROCE more competitive with the largest companies in the industry.

Improving Upstream Returns

We plan to grow the upstream business, which has historically produced higher returns, to 65 percent of the company's total asset base, excluding goodwill, compared with the current level of 57 percent. We will do this primarily through organic growth, investing 75 percent of our overall 2003 capital budget in the Exploration and Production segment of our business. Capital will be spent on increasing production and proved reserves, and building legacy assets — large oil and gas developments that can generate strong financial returns over long periods of time through a variety of changing price and operational environments. For example, in the Asia Pacific region, we recently began production from the Peng Lai field in China's Bohai Bay, and the first phase of the Bayu-Undan natural gas and natural gas liquids development in the Timor Sea is expected to begin production in 2004.

At the same time we are pursuing newer legacy projects, we expect to continue to maintain production levels in our mature legacy assets in our current core areas. In Europe, we are commencing development of Clair, the largest undeveloped oil field in the United Kingdom. We have prepared a plan for growing production from the Greater Ekofisk Area. And in Alaska, we are developing the heavy-oil West Sak field to help maintain production levels there.

Finally, we plan to spend about $750 million in 2003 on exploration around the world. This spending includes capital, as well as geological and geophysical expenses, to improve our future exploration prospects and to drill existing ones. Our principal drilling target areas this year include the Norwegian Sea, the Caspian Sea, the deepwater Gulf of Mexico and the Niger Delta.

Rationalization of Assets

U.S. Federal Trade Commission approval of the merger required the divestiture of certain assets. Beyond that, we are re-evaluating our assets across the board with a view toward divesting those that don't fit our portfolio or that we're not sure can perform to our expectations. We plan to sell $3 billion to $4 billion or more of assets by the end of 2004. We will apply the proceeds to our capital program, debt reduction and the reduction of certain lease obligations.

Synergies

When the merger was announced, we told the financial community that we expected to realize $750 million a year in synergies. We have since raised our synergy target to $1.25 billion a year by the end of 2003.

We are confident of meeting this higher goal because of the complementary nature of the operations. In some cases, the respective operations of the merged companies dovetailed with each other, as in the North Sea, where ConocoPhillips combines the larger asset base that Conoco had in the United Kingdom with the larger asset base that Phillips enjoyed in Norway. In other cases, we were already working virtually side-by-side. In Venezuela, for example, we have identified synergies from capital savings, operating efficiencies and elimination of the marketing overlap between our two adjacent heavy-oil projects, Hamaca and Petrozuata.

We expect to secure similar efficiencies on a company-wide basis. Duplicate offices and positions are being eliminated, and capital budgets have been combined and streamlined. We are applying best practices across-the-board to realize further savings. We have an improved procurement process that enables us to get the most competitive prices when purchasing materials and supplies. The Commercial organization will extract significant synergies through the purchase and sale of crude oil, refined products, natural gas, gas liquids and power.

Excellence in Technology

The merger of Conoco and Phillips combined two recognized leaders in technology, and we expect our continued efforts in this area to give us a competitive edge.

Upstream, our advanced technology enables us to explore for and produce oil and gas in deep water. The Magnolia field in the Gulf of Mexico is being developed in 4,700 feet of water using a tension-leg platform — a record depth for this type of facility. We have a proven liquefied natural gas technology and are developing a promising new technology to convert natural gas to liquids. These technologies could open new opportunities for us to commercialize stranded gas reserves.

Downstream, ConocoPhillips has made advances such as our alkylation technology and our S Zorb™ Sulfur Removal Technology. Both of these technologies will help us provide the world with cleaner fuels. In addition, our coking technology helps us lower our crude oil costs, a crucial driver for our long-term refining success.

Corporate Ethics and Values

The recent and highly publicized transgressions of a few large corporations have heightened public concern over corporate ethics. ConocoPhillips is committed to the highest expectations for integrity. We have in place the internal controls and the oversight to make sure that we have accounting integrity and full, transparent disclosure.

As our purpose states, our new company will "use our pioneering spirit to responsibly deliver energy to the world." This commitment, and our values, what we call our SPIRIT of Performance — Safety, People, Integrity, Responsibility, Innovation and Teamwork — are the watchwords that guide us.

The Year Ahead

As we begin 2003, we face a weak global economy, volatile energy prices and the potential for conflict in the Middle East. We are keeping a vigilant watch on all these situations, our greatest concern being the safety of our employees around the world.

In spite of these uncertainties, we are encouraged by our plan for improving returns in 2003 and beyond. We are making good progress and are pleased with the results thus far. Our early success is due to the spirit and commitment of dedicated employees. And yet, we have only just begun to capture the value of the opportunities that our new company can create. We have elevated our expectations, and our best performance is yet to come.



Archie W. Dunham
Chairman



J.J. Mulva
President and
Chief Executive Officer

March 24, 2003

An Interview with CEO Jim Mulva

How is the merger transition going?

We were really well organized by the time we closed on the merger. When day one arrived, key policies and procedures were in place, including safety systems; the compensation programs were determined; and everyone in the company could communicate with each other. The top six levels of management and employees were in place and knew what they needed to do. Within one or two weeks all our customers had been notified and knew who their marketing representatives were. We saw the results of these preparations with strong income from continuing operations in the fourth quarter, our first full quarter as a new company.

Since day one, we've put together our strategic plan for the next five years. We're focused on executing our strategy, capturing synergies, operating well, and identifying and, in some cases, divesting assets that are no longer of strategic importance. I'm really pleased with the progress we've made since closing the merger.

We're starting to see a new culture emerge. We've been trying to get away from saying we'll take the best of this and the best of that, and cutting and pasting. Instead, we're making the tough decisions and moving on with the new company. Our core values — the SPIRIT of Performance — provide a sturdy framework upon which our new culture can further develop. Change is difficult for some people. But it's clear we know where we're going and how we're going to get there. The challenge now is developing a passion within everyone to work together to achieve common goals, and we're seeing that start to happen.



J.J. Mulva, *President and Chief Executive Officer*

How will ConocoPhillips distinguish itself from the rest of the industry?

We are uniquely positioned to compete with the best-performing companies in the industry and I'm excited about the opportunities that lie ahead for ConocoPhillips. When I look at the rest of the industry, I ask, "Are the super majors going to be able to grow like they have in the past?" I don't think they can.

However, ConocoPhillips' major opportunities still lie ahead. We still have synergies to capture; the largest companies have already completed their synergy capture as a result of transactions, acquisitions or mergers. We have in front of us the optimization of our portfolio and improvement of our returns. We also have ahead the improvement of our balance sheet, which we know how to do and will do. Looking at our upstream portfolio and the relationship of reserves to production, we have one of the best positions in the entire industry and we have some upside potential with projects like the Mackenzie Delta in Canada and Kashagan in the Caspian Sea. We have a good mix of short-, medium- and long-term opportunities.

We're a big company and we can compete with the largest companies in the industry for substantial projects, but we're not so large that big projects and significant discoveries don't have an impact. The largest companies must have many large projects to see any significant difference in earnings. One large project is still enough to significantly impact our earnings.

As we do what we've said we'll do — capture synergies, build long-term relationships, control costs, optimize capital spending, improve the portfolio and execute our growth programs — we can close the gap between us and our strongest competitors on return on capital employed and drive a much stronger share price. Our management team has the know-how, the commitment and the capability to deliver.

How will you improve returns when production is declining?

Right now, our production is declining as we rationalize our portfolio to ensure we have the assets we want for the long term. As we continue to high-grade the portfolio and sell non-strategic assets over the near term, we will lose production. We are positioning our portfolio in 2003, then from 2003 to 2005 we expect our production to increase as some of our substantial developments come online, like the Bayu-Undan field in the Timor Sea and the Magnolia field in the Gulf of Mexico.

Q *What is the political risk profile for ConocoPhillips?*

A majority of our assets and production is based in stable areas such as North America and the North Sea. Approximately 80 percent of our production comes from Organization for Economic Cooperation and Development member countries. However, as one of the largest foreign oil companies operating in Venezuela, we felt the effects of the general labor strike that took place there. Our production was halted in December after the strike began and has since come back online, but at lower levels than before the strike. Our Commercial group was successful in acquiring alternate feedstock supplies for our Lake Charles, La., and Sweeny, Texas, refineries that normally process Venezuelan crude oil.

We also have interests in the Middle East and Indonesia. We hope to become a bigger player in the Middle East through our participation in Core Ventures 1 and 3 of the Kingdom of Saudi Arabia's Natural Gas Initiative.

Q *How can shareholders be assured that ConocoPhillips' finances and accounting practices are sound?*

It is the company's policy that its financial disclosures be accurate and complete, made on a timely basis and fairly present the company's financial condition, results of operations and cash flows. To assist in fulfilling this responsibility, we established a Disclosure Committee this year comprised of members of senior management and chaired jointly by the chief financial officer and the general counsel. The committee establishes and monitors the company's disclosure controls and procedures, reviewing and supervising the company's reports to the U.S. Securities and Exchange Commission (SEC), financial press releases and presentations to the investment community. I periodically meet with the committee to discuss the company's SEC filings and the certifications that have to be filed with them.

Q *What are the criteria for divesting assets?*

On the upstream side, we target mature assets with higher costs and limited upside potential, and investment opportunities that do not meet our finding and development cost metrics or our return criteria. Those assets will have difficulty attracting capital funding, and are likely worth more to another company that will accept lower returns and fully develop the properties. We also consider whether we have critical mass or other competitive advantages that will allow us to be the low-cost producer in an area. If an asset does not have a competitive cost structure and does not have development potential at acceptable returns, it should be sold, with the proceeds used to pay down debt or reinvested in higher-return projects. We've already divested some of our lower-performing Exploration and Production assets in Canada and the Netherlands, and further upgrading of our upstream portfolio is ongoing.

Downstream, our asset divestiture program for 2003 is focused on retail assets. Retail gasoline and convenience store sales is a competitive business, with lower returns, and we would like to redeploy capital from this segment into higher returning upstream assets, while continuing to efficiently run our refining network and the wholesale channel of trade.

Q *What are your plans for Midstream?*

We believe strongly in the benefits of integration, and we like our joint-venture position in Duke Energy Field Services, LLC (DEFS). Conoco brought midstream assets into the merger in some of the same areas where DEFS operates. We do not have an optimum midstream structure today. We have an opportunity to improve our midstream position, but there is no requirement to get out of either business or to put any assets into DEFS. We have complete flexibility in this situation and we are evaluating how we can better jointly work this midstream position to improve returns.

Q *What's next for ConocoPhillips? Are there any more major acquisitions, mergers or joint ventures on the horizon?*

We do not need to do any significant acquisitions or transactions to enable us to be competitive with the largest companies in the industry. Do we have a lot of work to do? Yes. Can we improve our performance? Yes. But a large transaction is not necessary to rebalance our portfolio or to accomplish our objectives. That's not to say that if the right opportunity came along we wouldn't take a look at it, but we don't feel we're required to do something else to be competitive. It is important that we continue to capture the full value of past acquisitions and joint ventures, but more importantly, we need to capture the full value of the merger of Conoco and Phillips.


BO-WP1

operating review



Sprays of water from a tugboat punctuate a milestone for the Bayu-Undan development — the completion and tow out of the first wellhead platform. The project is just one example of ConocoPhillips' ability to manage large, technically complex crude oil and natural gas developments. Located in the Timor Sea, Phase I production from Bayu-Undan is expected to begin in 2004 and average 32,900 net barrels of condensate and liquefied petroleum gas per day.

From the Timor Sea to New Jersey, ConocoPhillips' operations span the globe and the full scope of the energy industry. The company's business units are pursuing different strategies to achieve the same goal: stronger financial returns. Upstream, the company is building on a foundation of large, profitable crude oil and natural gas projects. Downstream, the company is focused on operating efficiently to squeeze the maximum value from every barrel of oil it processes and markets.

Exploration and Production

Pursuing Legacy Assets and Lower Costs

Exploration and Production's (E&P) strategy for improving returns is focused on developing legacy assets while applying a disciplined approach to costs, capital spending and portfolio management.

"Legacy assets are large oil and gas projects that can generate strong returns over 10 to 20 years or more and have the potential to generate new opportunities," explains Bill Berry, executive vice president of E&P.

The focus on large, profitable and sustainable assets will help lower costs, as well as guide the company's capital spending decisions. ConocoPhillips already has begun evaluating its E&P portfolio and has been divesting the smaller, nonstrategic assets. At year-end 2002, E&P had completed more than $600 million of its goal of $1.5 billion to $2 billion worth of asset sales by the conclusion of 2003.

In addition to its portfolio of legacy assets, ConocoPhillips is pursuing several exploration opportunities around the world.

Most of ConocoPhillips' exploration resources are committed to large, low- to medium-risk opportunities in proven and emerging exploration plays such as the Norwegian Sea, Caspian Sea, deepwater Gulf of Mexico and Niger Delta. In addition, the company continues to fund the best opportunities near its existing, high-value fields, and a limited number of high-value, higher-risk opportunities in frontier basins.

"We're developing a stronger, more focused portfolio going forward — one that is better positioned in key areas with a more consistent delivery," says Berry.

Global Operations Produce Results, Additional Opportunities

The Americas

In North America, the company's portfolio stretches from Alaska, where it is a major producer, through Canada to Texas and the deepwater Gulf of Mexico. In South America, the company has a significant presence in Venezuela.



***W.B. Berry,** Executive Vice President, Exploration and Production*

Alaska Maintains Production, Keeps Costs Flat

ConocoPhillips' objective in Alaska is to maintain net production between 375,000 and 400,000 barrels of oil equivalent per day (BOEPD) while keeping production costs flat per barrel. "Maintaining flat operating costs isn't easy, but we achieved it in 2002, and we'll continue pursuing it as our goal in 2003," says Kevin Meyers, president of ConocoPhillips Alaska.

To maintain production, the company plans to enhance recovery in the three large, existing production areas on the North Slope — Prudhoe Bay, Kuparuk and the Western North Slope. Focused exploration drilling and further development of satellites near existing fields also are expected to help maintain production.

Prudhoe Bay has the largest reserve base and is the most mature of the three North Slope production areas. Net production from the Greater Prudhoe Bay Area in 2002 averaged 189,000 BOEPD. "Our challenge at Prudhoe Bay is to manage production decline and costs as the area ages," says Meyers.

Development of new satellite fields and the heavy-oil West Sak field will sustain production from the Greater Kuparuk Area. The Palm exploration discovery, which is being developed as an extension of the Kuparuk field, began production in November at a net rate of 6,000 barrels of oil per day (BOPD) through the end of 2002. The Greater Kuparuk Area includes four company-operated satellite fields, with net production of 104,000 BOEPD during 2002.

The Alpine field and five potential satellites drive growth in the Western North Slope area. ConocoPhillips expects to sanction the first expansion of the Alpine facilities in early 2003. In 2002, net production from Alpine was 63,000 BOPD.

The company also operates in the Cook Inlet, where net natural gas production was 166 million cubic feet per day (MMCFD) in 2002.

Polar Tankers Inc., a ConocoPhillips wholly owned subsidiary, operates a fleet of five vessels used to transport the company's Alaska crude oil production to refineries on the U.S. West Coast and Hawaii. The double-hulled crude oil tanker *Polar Resolution* was brought into service in 2002, joining the *Polar Endeavour* tanker that began service in 2001. Three more Endeavour Class double-hulled tankers are scheduled to join the fleet over the next three years.



Company Pursuing Arctic Gas Developments

ConocoPhillips and its co-venturers are studying the economic viability of two projects that could transport Arctic natural gas to markets in North America. One project would originate in Canada's Mackenzie Delta and the other would bring gas from Alaska's North Slope. "We believe there will be a sufficient supply gap in the North American gas market to support both projects," says Berry.

ConocoPhillips and its co-venturers expect to file a preliminary information package for the Mackenzie Delta project with regulators in early 2003. Both federal enabling and fiscal legislation on the Alaska project are being pursued.

Focusing on Value in Canada

In Canada, ConocoPhillips is shifting from short-life, high-decline fields to longer-life, low-decline fields in the conventional basin, oil sands and Mackenzie Delta.

Development is continuing on schedule for the Surmont and Syncrude oil sands projects, as well as the Parsons Lake gas project in the Mackenzie Delta. "We have to do a lot of things right to be successful in Canada," says Henry Sykes,

Exploration geologist Bob Swenson examines rocks for clues that could lead to a new crude oil or natural gas discovery on Alaska's North Slope. Years of data collection may take place before the company determines an area could be a potential source of hydrocarbons and begins exploration drilling.

ConocoPhillips is planning future growth in the North Sea around two key legacy assets: the Britannia gas field (below) and the Greater Ekofisk Area crude oil and natural gas development. The merger combined Conoco's and Phillips' interests in Britannia, giving ConocoPhillips a 58.7 percent interest.


BRITANNIA
16/26

president of ConocoPhillips Canada. "We're focused on value, not volume. We plan to reduce our operating costs significantly and sell more than $300 million of our nonstrategic conventional properties."

Following the merger, net production from Canada averaged 89,000 barrels of liquids per day (including Syncrude) and 468 MMCFD of natural gas.

Lower 48: Legacy in Onshore Gas, Future in Deepwater

ConocoPhillips has a legacy position in Lower 48 natural gas production, with daily net production at year-end of approximately 1.4 billion cubic feet primarily from four areas: San Juan Basin, Texas Panhandle, Permian Basin and South Texas.

"Our strategy is to efficiently exploit the company's low-cost onshore leasehold position in the Lower 48," says Jim McColgin, president of U.S. Lower 48 and Latin America. "However, as production declines onshore, ConocoPhillips is looking to the deepwater Gulf of Mexico for future growth."

At year-end, the company held interests in 391 blocks in the Gulf of Mexico, and exploration drilling was under way in several blocks. In addition to exploration drilling, development drilling is ongoing in the Magnolia and Princess fields, and appraisal drilling is under way on the K2 discovery.

ConocoPhillips has a 75 percent interest in and is the operator of the Magnolia field, expected to come online in late 2004. A tension-leg platform will produce oil and natural gas from the field in nearly 4,700 feet of water — a record depth for this type of floating structure.

ConocoPhillips has a 16 percent interest in Princess, a low-cost subsea development that produces through facilities in the nearby Ursa field. Princess came onstream in 2002 and will achieve peak net production of 6,500 BOEPD by 2004.

The company has a nonoperated interest of 18.2 percent in the K2 field. Discovered in 1999, the field is under appraisal.

Pursuing Production in Venezuela's Orinoco Oil Belt and Offshore

ConocoPhillips has a sizeable ownership position in two of the four heavy-oil projects in Venezuela's Orinoco Oil Belt — Petrozuata and Hamaca — as well as a promising discovery located offshore.

A national labor strike temporarily shut down Petrozuata and Hamaca operations from December into February. Prior to the shutdown, combined net production from the projects was approximately 78,000 BOPD. Both projects resumed limited operations in February.

Petrozuata, a joint venture with Petroleos de Venezuela S.A. (PDVSA), began production in 1998. Hamaca, a joint venture with PDVSA and ChevronTexaco, began production in 2001 and is expected to increase its net production to 60,000 BOPD after construction of the upgrader facility is completed in late 2004. ConocoPhillips is evaluating the option to add a second upgrader — a move that could potentially double Hamaca's production.

Offshore Venezuela, ConocoPhillips is pursuing the development of the Corocoro field in the Gulf of Paria. Full government approval of the project is expected in 2003, with the first phase of production expected to begin in 2005. Two exploration wells are planned to assess additional opportunities in the Gulf of Paria in 2003.

Europe, Russia and Caspian

In Europe, ConocoPhillips' largest asset concentration is located in the North Sea. Elsewhere in the region, the company looks to the Russian Arctic and the Caspian Sea for future production growth.

Legacy Assets Anchor North Sea Production

While the North Sea is a mature area, ConocoPhillips expects to grow production around its largest North Sea legacy assets: the Britannia gas condensate field in the U.K. and the Greater Ekofisk Area in Norway.

"Britannia and Ekofisk provide a significant production base that will allow us to capture new growth opportunities in the North Sea," says Steve Theede, president of Europe, Russia and Caspian. "Both have substantial proved reserves and production life remaining. We expect North Sea production to increase through a combination of new opportunities, enhanced recovery at Ekofisk and new Britannia satellites."

Net production in 2002 from the Greater Ekofisk Area in the Norwegian North Sea increased to 127,000 barrels of liquids per day and 133 MMCFD of natural gas. An optimization plan for the Ekofisk field was submitted for review to the Norwegian government in December. ConocoPhillips has a 35.11 percent interest in Ekofisk.

In December, cumulative gross gas production from the Britannia field in the U.K. North Sea reached 1 trillion cubic feet since the field's startup in 1998. The company is assessing the development of the Britannia satellite fields Callanish and Brodgar, which could come online as early as 2006. ConocoPhillips has a 58.7 percent interest in Britannia.

Development of the Clair field continues, with the first phase of production expected in 2004. Clair is located on the U.K. continental shelf and has net proved reserves of 24 million barrels of petroleum liquids.



In Vietnam, ConocoPhillips is a major acreage holder with more than 3 million net acres under license. The company installed two new wellhead platforms at the Rang Dong field (above) in 2002, increasing field production by 80 percent.

Two of the five satellites in the Caister Murdoch System III natural gas development in the U.K. North Sea began producing in 2002. The Hawksley field came onstream in September and the Murdoch K field followed in December. Peak net production from the two fields was 175 MMCFD of gas at year-end.

The Jade field in the U.K. North Sea came onstream in February 2002 and reached peak production in July. Net production was 62 MMCFD of gas and 5,200 BOPD at the end of 2002.

In 2002, ConocoPhillips increased its interest from 18.3 percent to 24.3 percent in the Heidrun oil and natural gas field offshore Norway in the Norwegian Sea.

Russian Satellite Field Comes Onstream

ConocoPhillips, through its 50 percent interest in the Polar Lights joint venture, produces from two fields in the Timan-Pechora region — one of Russia's major hydrocarbon basins. The Ardalin field came onstream in 1994, and a satellite field — Oshkotyn — began production in June 2002. Net production from the joint venture was 13,500 BOPD for the last four months of 2002. The company also is pursuing other development opportunities in the Timan-Pechora region.

Kashagan Discovery Declared Commercial

An asset of world-class dimensions, the Kashagan discovery in the Caspian Sea was declared commercial in June 2002. An active exploration program continues while the joint-venture companies pursue approval of the initial phase of development. ConocoPhillips has an 8.33 percent interest.

A second discovery was made in the Caspian Sea near the Kashagan field in October. The Kalamkas-1 discovery was the first exploration well on the Kalamkas prospect. Evaluation of this discovery is under way.

Asia Pacific

In the Asia Pacific region, ConocoPhillips has an excellent inventory of large, long-lived grassroots development projects, as well as exploration positions in eight countries.

First Oil from China's Bohai Bay

Oil production from the Peng Lai 19-3 field in China's Bohai Bay began in late December. Phase I development utilizes one 24-slot wellhead platform and a floating production, storage and offloading facility. By the end of January 2003, the field was producing at a net rate of 8,200 BOPD. Net production is expected to reach 17,500 to 20,000 BOPD.

Phase II development plans are under way and will incorporate knowledge gained from the Phase I drilling and production results. Exploration drilling in the Bohai block will continue in 2003.

Gas Key to Growth in Indonesia

ConocoPhillips' growth in Indonesia is anchored by five major long-term gas contracts, two from its fields in Block B of the Natuna Sea and three from its fields onshore Sumatra.

Gas deliveries from Block B to Singapore began in 2001, while deliveries to Malaysia began in August 2002. Development of the Belanak field is under way, with first production expected in late 2004. Belanak will support the Block B gas contracts, as well as increase oil and gas liquids production.

ConocoPhillips will begin delivering gas from Sumatra to Singapore in late 2003, following the completion of a pipeline. Ongoing development of the Suban field in South Sumatra will provide for additional gas contracts.

Net production in Indonesia averaged 14,700 BOPD and 217 MMCFD of gas for the last four months of 2002.

Growth Continues in Vietnam

ConocoPhillips holds a significant working interest in six blocks and a pipeline offshore Vietnam. Two new wellhead platforms in the Rang Dong field boosted production from the field by 80 percent. Net production averaged 12,400 BOPD at year-end. Development continues on the nearby Su Tu Den discovery with first production expected in 2004. The Su Tu Vang discovery is under appraisal.

Bayu-Undan Project Taking Shape

Bayu-Undan, a major natural gas and gas liquids development in the Timor Sea, is being developed in two phases. Phase I is a gas recycle project that will produce, separate, store and export liquefied petroleum gas and condensate. Phase II is a gas export project that includes the sale of liquefied natural gas (LNG) into Japan.

Net daily production from Phase I is expected to average 32,900 barrels of condensate and liquefied petroleum gas in 2004. A wellhead platform was placed on site in 2002, and a new floating storage and offloading (FSO) facility will be towed to the field in mid-2003. Product will be offloaded from the FSO to shuttle tankers for shipment to markets throughout Asia.

In March 2002, ConocoPhillips signed an agreement with two Japanese utilities for the sale of 3 million tons of LNG per year for 17 years. This sales agreement allows the company to move ahead with Phase II of the project once the remaining legal, regulatory and fiscal issues are resolved.

Elsewhere in the Timor Sea, ConocoPhillips and its co-venturers continue to evaluate commercial development options for the natural gas and associated liquids from the Greater Sunrise fields.

Africa and the Middle East

ConocoPhillips has promising growth opportunities in both Africa and the Middle East.

Natural Gas and Exploration Opportunities in Nigeria

"Nigeria has been a strong producer for the company since the 1970s," says Henry McGee, president of Middle East and Africa. "Our strategy is to commercialize more of the area's substantial gas resources using our proprietary LNG technology, as well as explore for new opportunities offshore."

A new LNG facility near the Brass River crude oil terminal could come onstream as early as 2008. Nigeria maintained its net production in 2002, averaging 38,200 BOEPD.

Discovery Made Offshore Cameroon

ConocoPhillips made a discovery offshore Cameroon in December. The Coco Marine No. 1 exploratory well reached maximum daily flow rates of 3,000 barrels of 34-degree API gravity oil and 1.8 million cubic feet of gas during a drill stem test. ConocoPhillips and its co-venturer plan to evaluate this discovery and other identified leads in the license area.

Middle East Offers Legacy Potential

ConocoPhillips has several initiatives under way to expand its position in the Middle East, including its participation in Core Ventures 1 and 3 of the Kingdom of Saudi Arabia's Natural Gas Initiative. ConocoPhillips has a 15 percent interest in Core Venture 1 and a 30 percent interest in Core Venture 3. Discussions with the Saudi government are ongoing.

E&P Results	2002	2001
Net income (MM)	**$1,749**	1,699
Worldwide crude oil production (MBD)	**682**	563
Worldwide natural gas production (MMCFD)	**2,047**	1,335
Finding and development costs ($/BOE)*	**$ 4.31**	3.39

**Five-year average.*

E&P earnings improved primarily due to additional volumes after the merger and slightly higher realized worldwide crude oil prices, partly offset by a drop in the average U.S. Lower 48 natural gas price.

Refining and Marketing

A Global Downstream Leader Emerges

With the completion of its merger of equals in 2002, ConocoPhillips combined two strong organizations to create one of the largest downstream businesses in the world.

The company's global refining business includes interests in 18 refineries with a crude oil refining capacity of 2.6 million barrels per day (BPD). The marketing organization includes branded outlets in the United States, Europe and Asia. A comprehensive global transportation network, including shipping and pipelines, supports the refining and marketing assets.

Jim Nokes, executive vice president of ConocoPhillips' global downstream business, believes that highly capable people are the most valuable assets realized in the merger. "The merger created a strong business for ConocoPhillips," says Nokes. "But it's our people that make the difference. They have the talent, experience and dedication required to make it successful."

Following the merger, the downstream organization has focused on integrating assets to maximize their combined capabilities. Nokes expects ConocoPhillips' downstream organization to generate $470 million in annual synergies, a 135 percent increase over the original synergy target of $200 million.

The downstream organization has a straightforward strategy for achieving first-quartile performance. Says Nokes, "We will continue our relentless pursuit of operating excellence and a low cost structure, while leveraging integration within our global organization and with ConocoPhillips' Exploration and Production segment."

The downstream organization also plans to utilize in-house research and development capabilities to capitalize on proprietary desulfurization technology, as well as its expertise in alkylation and coking. ConocoPhillips' strong technology and engineering resources will help deliver low-cost solutions as the company moves toward increasing its clean fuels production.



Jim W. Nokes, *Executive Vice President, Refining, Marketing, Supply and Transportation*

ConocoPhillips is developing regional strategies within the United States to integrate its refining base with key marketing and transportation operations. The effort is focused on creating a sustainable, cost-competitive supply of fuels to ConocoPhillips' customers and improving the company's competitive position in each region.

"These strategies will enable us to improve our return on capital employed and create strong cash flow for ConocoPhillips," adds Nokes.

Refining Gearing Up for Cleaner Fuels

In the United States, the merger brought together a network of 12 ConocoPhillips refineries with a total crude oil throughput capacity of some 2.2 million BPD, excluding refineries in Denver, Colo., and Woods Cross, Utah, that the company is divesting as part of an agreement with the U.S. Federal Trade Commission. Internationally, the merger resulted in ConocoPhillips having ownership or interest in six refineries in Europe and Malaysia.

The geographic diversity of ConocoPhillips' refineries helps set the company apart from its competitors, especially in the United States. For example, ConocoPhillips benefits from having its refineries located throughout the country, which allows the company to take advantage of market opportunities wherever they occur.

Coking units at several of the company's refineries enable ConocoPhillips to process large volumes of heavy, high-sulfur, lower-cost crude oils. This capability helps mitigate the impact of fluctuations in crude oil prices and gives ConocoPhillips an advantage over other refiners that have limited flexibility in the types of crude oils they can process.

ConocoPhillips is benefiting from recent and ongoing improvements at its refineries. Work progressed throughout 2002 on two major projects. A new fluid catalytic cracking unit expected to be fully operational in the second quarter of 2003 at the Ferndale, Wash., refinery will enable it to significantly improve gasoline production per barrel of crude oil input. A new polypropylene plant that became operational in March 2003 at the Bayway refinery in Linden, N.J., is capable of upgrading chemical feedstocks produced there into 775 million pounds per year of plastic resins used to manufacture automotive parts, textiles, films, carpets and other products.

The company is well under way with a program to meet regulatory clean fuels requirements throughout its refining system. The company plans to spend approximately



$400 million per year for the next two years on clean fuels projects in the United States and already is well ahead of regulatory mandates for clean fuels specifications in Europe.

A major expansion of the alkylation unit at the Los Angeles, Calif., refinery was completed in the first quarter of 2002, increasing its ability to produce non-MTBE (methyl tertiary-butyl ether) gasoline. Construction of a new ultra-low-sulfur diesel project is expected to begin in the second half of 2003 at the company's San Francisco, Calif., refinery complex. The project will help improve air quality while making the refinery more efficient and competitive. The project also will enable the refinery to more efficiently process crude oil from the company's operations on Alaska's North Slope. A clean fuels project that will allow the Humber refinery in the United Kingdom to produce more ultra-low-sulfur gasoline is scheduled for completion by mid-year 2003.

ConocoPhillips' clean fuels initiatives also are enhanced by the company's proprietary S Zorb™ Sulfur Removal Technology (S Zorb). A 6,000-BPD S Zorb gasoline unit at the company's Borger, Texas, refinery demonstrates the effectiveness of S Zorb to other refiners interested in licensing the technology. ConocoPhillips is building a larger S Zorb gasoline unit at its Ferndale, Wash., refinery.

Tom Nimbley, president of North America Refining, says the company intends to be the best refiner in the industry by making each of its refineries first-quartile performers.

Part of the San Francisco, Calif., refining unit, the Santa Maria facility is one of several ConocoPhillips refineries with coker units. The ability to produce petroleum coke enables ConocoPhillips to take advantage of lower-cost, heavy, high-sulfur crude oils.


CONOCO


PHILLIPS
66



ConocoPhillips' marketing efforts rely on the strength of well-known brands such as Conoco and Phillips 66, and long-term relationships with independent marketers, like Jerry Berry (right) of Grace Petroleum in Carthage, Mo. Berry has marketed fuels and lubricants under both brands for more than 50 years. "We always felt we were working with the two best companies in the business," says Berry. "With the combination of their marketer programs, we think we're working with a truly great company."

"To make our goal a reality, ConocoPhillips must be a safe, reliable and environmentally responsible operator," says Nimbley. "We will maintain a competitive edge by processing lower-cost crude oils and by utilizing our integrated network and commercial expertise to maximize our return on assets."

Marketing Builds Strength Through Wholesale Network

The merger created a global marketing network of 17,000 branded outlets, including almost 14,000 in the United States and some 3,000 in Europe and Asia, excluding those sites recently announced for divestiture.

In the United States, the company's marketing assets, like its refining assets, are located in each major region, with outlets in 48 states. An extensive network of marketers and dealers operates more than 95 percent of these outlets.

ConocoPhillips primarily markets gasoline under three U.S. brands: Conoco, Phillips 66 and 76. Conoco and Phillips 66 are strong brands in the Midcontinent, the Rockies and parts of the Southeast, while the 76 brand is popular on the West Coast.

Internationally, the company applies a strategic niche marketing approach to outperform the competition. In Europe, the company's low-cost, high-volume network of some 2,900 outlets, primarily Jet branded, is supplied mainly by ConocoPhillips' Humber refinery in the United Kingdom and the MiRO refinery in Karlsruhe, Germany — historically two of the most efficient refineries in Europe. ConocoPhillips markets under the Jet brand at 137 retail outlets in Thailand, where the company has captured 6 percent of the retail market. The company also is developing a network of outlets under the ProJET brand in Malaysia.

Marketing is delivering synergies through consolidating staffs and administrative offices, implementing best practices, and finding more effective ways to utilize advertising, promotion and support programs. The company has made a strategic decision to focus its marketing efforts on wholesale and commercial customers. As part of an overall disposition program directed at reducing downstream assets by $1.5 billion to $2 billion over the next 18 months, ConocoPhillips plans to sell a large number of its retail stores.

Building on a long tradition, ConocoPhillips will continue to strengthen its relationships with independent marketers and provide ways to help improve their profitability and financial strength. Because the company's portfolio includes strong regional brands, it makes strategic sense to move much of the company's fuels products through the wholesale channel.

According to Mark Harper, president of Wholesale Marketing for North America, ConocoPhillips intends to be an extremely reliable, low-cost supplier of quality products and efficient, value-adding systems to support its historic brands.

"We can't be successful unless our marketers and dealers also are financially sound," Harper says. "We are committed to becoming an even more customer-focused, value-adding supplier for our marketers and dealers."

One example of the company's commitment to helping its marketers and dealers improve their profitability is a proprietary extranet Web site that provides quick, easy access to electronic forms, policies and guidelines related to each brand. This business-to-business sharing of electronic information streamlines communication, saving time and money.

Specialty Products Diversify Downstream Portfolio

ConocoPhillips manufactures and globally markets a number of high-value specialty products. These products include finished lubricants, specialty petroleum coke, proprietary pipeline flow improvers and solvents.

The company markets lubricants under the Conoco, Hydroclear, Phillips 66, 76 and Kendall brands in the United States and in more than 40 other countries. The combination of the lubricant businesses has resulted in ConocoPhillips becoming the fourth-largest U.S. lubricant supplier. The company markets through a network of petroleum marketers, and directly to original equipment manufacturers, large end-users, retailers and installers.

ConocoPhillips is a co-venturer in Penreco, a worldwide specialty products company manufacturing specialty oils for a variety of industries, including food, pharmaceuticals, cosmetics and household products. Penreco also markets specialty solvents and process oils.

Additionally, ConocoPhillips is a co-venturer in the Excel Paralubes base oil facility located in Lake Charles, La. This world-class facility produces almost 330 million gallons per year of high-quality base oils used in making lubricants.

With production sites in North America and Europe, ConocoPhillips is a major producer of high-value, premium grade petroleum coke, used in the steel and aluminum industries. "Our coke production capability provides significant economies of scale and logistical advantages relative to our competitors," says Carin Knickel, president of Specialty Businesses. "Production facilities that are integrated with the company's refineries — coupled with our proprietary technology — provide low operating costs and high-quality products to global customers."

Transportation Focused on Lower Costs

In the United States, ConocoPhillips' refining and marketing assets are linked through a transportation network of some 31,500 miles of crude oil, raw natural gas liquids and refined products pipelines, 82 terminals and a complement of truck and rail facilities. The company also operates a domestic barge and international marine business and maintains an unwavering commitment to safe, environmentally responsible operations.

In support of its U.S. refining operations, ConocoPhillips charters a fleet of 15 double-hulled crude oil tankers, with capacities ranging from 650,000 to 1.1 million barrels. In addition, the company has agreements for the long-term chartering of five double-hulled crude oil tankers that are currently under construction to replace older vessels that supply its U.S. East Coast refinery operations. Delivery is expected in the second half of 2003.

These combined transportation assets provide strategic opportunities to reduce refinery crude oil costs and improve regional integration between ConocoPhillips' refineries and its marketing network. The company's transportation infrastructure gives it the flexibility to provide cost-effective supply alternatives in response to changing market conditions.

"Our primary focus always is on providing safe, reliable, cost-effective and environmentally responsible transportation solutions for ConocoPhillips," says Steve Barham, president of Transportation.

R&M Results	**2002**	2001
Net income (MM)	**$ 143**	397
Worldwide crude oil throughput (MBD)	**1,813**	706
U.S. petroleum products sales (MBD)*	**2,096**	933
International petroleum products sales (MBD)*	**162**	10

**Excludes spot market sales.*

R&M earnings declined as the addition of the Conoco assets was more than offset by lower refining margins along with asset impairments.



The company's Humber refinery in the United Kingdom is one of the most advanced in Europe. Since it was built in 1969, approximately $750 million has been invested to enhance efficiency, safety and environmental protection. Additions in recent years include a vacuum distillation unit to process high-acid crude oil from the latest generation of North Sea fields; a wastewater plant to clean up discharges from the refinery; and a clean fuels plant producing ultra-low sulfur fuels years ahead of European legislation.

Midstream

Working to Get More From Midstream Assets

ConocoPhillips' Midstream assets include the company's 30.3 percent interest in Duke Energy Field Services, LLC (DEFS), one of the largest natural gas and gas liquids gathering, processing and marketing companies in the United States, as well as other midstream assets held by ConocoPhillips. Midstream gathers natural gas, processes it to extract natural gas liquids, and markets the remaining residue gas to electrical utilities, industrial users and gas marketing companies.

In 2002, DEFS had throughput of 7.4 billion cubic feet per day (BCFD) of raw natural gas and extracted 392,000 barrels per day (BPD) of natural gas liquids (NGL). ConocoPhillips' share of raw gas throughput was 2.2 BCFD, while its portion of NGL extracted was 119,000 BPD.

DEFS is focused on optimizing its large, strategically located asset base in the face of weak economic conditions throughout the midstream energy business.

"With market conditions extremely challenging, including average NGL prices about 15 percent below the previous year, DEFS is working to make the most of its existing assets," explains Jim Mogg, chairman, president and chief executive officer of DEFS. Optimization efforts in 2002 included reducing capacity restraints at some plants, upgrading compressor stations and generally improving the efficiency of gathering systems.

Says Mogg, "Our gathering and processing systems, which grew rapidly through acquisitions and expansions from 1999 to 2001, have propelled DEFS to become a major player in virtually every area where we operate with the exception of Canada, where we plan to grow. Our focus is from Alberta, Canada, to Mobile Bay, Alabama."

DEFS significantly increased its presence in the eastern Gulf of Mexico in 2002 with the acquisition of a one-third interest in Discovery Producer Services. Discovery serves both shallow and deepwater producers with gathering lines, processing facilities and a large interstate pipeline extending from near New Orleans, La., to the outer continental shelf. Discovery also operates a fixed-leg platform and gathering lines to serve productive deepwater Gulf of Mexico areas including Green Canyon, Mississippi Canyon, Ewing Bank and Atwater Valley.

As part of its program to optimize and rationalize assets, DEFS exchanged selected gathering and processing interests with a Williams subsidiary. In exchange for its interest in a processing plant and related gathering system near Wamsutter, Wyo., DEFS obtained a gathering system and three gas processing plants located in areas of Oklahoma and Texas where DEFS already has a strong presence.

The growth of DEFS is aided by its position as general partner of TEPPCO Partners, L.P., a master limited partnership. The partnership is involved in petroleum transportation, storage and marketing, petrochemical and natural gas liquids transportation and in natural gas gathering. In addition to receiving TEPPCO distributions, which rose significantly in 2002, DEFS is paid to operate and commercially manage TEPPCO's gas gathering systems.

During the year, TEPPCO acquired the 800-mile Chaparral NGL pipeline, which extends from West Texas and New Mexico to Mont Belvieu, Texas, and the 170-mile Quanah system, a West Texas NGL gathering system. The partnership also purchased the Val Verde system in New Mexico, which gathers and treats coal seam gas from the prolific San Juan Basin. In addition, TEPPCO undertook a major capacity expansion of its Jonah system, which collects gas from the Green River Basin of southwestern Wyoming.

Outside of its interest in DEFS, ConocoPhillips owns and operates other assets in the Midstream business. These assets include gas-gathering systems, processing plants, fractionators and storage facilities in the United States, Canada, Trinidad and the Middle East.

Ten owned and operated gas processing plants in the United States and Canada have a combined net inlet

Midstream Results*	**2002**	2001
Net income (MM)	**$ 55**	120
Natural gas liquids average sales price ($/BBL)		
Consolidated	**$19.07**	—
Equity	**$15.92**	18.77
Net natural gas liquids extracted (MBD)	**156**	120

**The Midstream segment includes ConocoPhillips' 30.3 percent interest in Duke Energy Field Services, LLC. It also includes company-owned natural gas gathering and processing operations, and natural gas liquids fractionation and marketing businesses, following the merger on Aug. 30, 2002.*

The addition of the Conoco midstream operations was more than offset by a decline in DEFS' net income as a result of a drop in DEFS' natural gas liquids prices and higher operating expenses.



With a throughput capacity of 2.4 billion cubic feet per day, ConocoPhillips' Empress plant in Alberta, Canada, is one of the largest natural gas processing facilities in North America. The plant's ability to separate individual natural gas liquids gives the company a strong position in the regional propane market.

capacity of 2.97 BCFD of raw natural gas. Most of the processed liquids are fractionated into components such as ethane, butane and propane to be marketed as chemical feedstock, fuel or blend stock. The company has interests in seven fractionation facilities in the United States and Canada, with a net capacity of 249,000 BPD. Natural gas and NGL storage caverns are located in Louisiana, Texas and Canada. ConocoPhillips also owns a small equity interest in two additional processing plants in the United States, as well as midstream assets in Trinidad through a 39 percent equity interest in Phoenix Park Gas Processors Limited.

In the Middle East region, the Des Gas plant in Syria is complete, and ConocoPhillips is under contract to operate the facility.

Chemicals

Chevron Phillips Chemical Company Improves Results

ConocoPhillips' joint-venture chemical company, Chevron Phillips Chemical Company LLC (CPChem), is successfully pursuing its goals of improving results and becoming the safety pacesetter in the chemicals industry.

CPChem President and Chief Executive Officer Jim Gallogly attributes the company's improved results to a focus on operational excellence, cost reduction, capital stewardship, profitable growth and an organizational commitment to continuous improvement.

Outstanding Safety Performance Aids in Operational Excellence

CPChem is continuing its efforts to lead the chemicals industry in safe and reliable operations. It posted a 30 percent improvement in its 2002 safety record and dramatically improved plant reliability. Based on the Occupational Safety and Health Administration recordable incident rate, as benchmarked by the American Chemistry Council, CPChem is now among the industry's elite in safety. Approximately one-third of CPChem's manufacturing facilities had no employee recordable injuries during the year. "Every employee has demonstrated a personal commitment to safety," says Gallogly. "When safety improves, reliability also improves."

Synergy Savings and Cost Reductions Continue

Since its creation in mid-2000, CPChem has continued to realize significant savings. Cost reductions and capital discipline are an ongoing focus of CPChem. The sustained effort has captured in excess of $200 million of net recurring annual synergies and cost savings, surpassing the target of $150 million originally estimated when CPChem was formed. "We have taken nothing for granted in addressing our cost competitiveness," says Gallogly. "Our employees have enthusiastically embraced this emphasis."

Chemicals Results*	2002	2001
Net loss (MM)	**$ (14)**	(128)
Major product production		
Ethylene (MMlbs)	**3,217**	3,291
Polyethylene (MMlbs)	**2,004**	1,956

**The Chemicals segment consists of ConocoPhillips' 50 percent interest in Chevron Phillips Chemical Company LLC.*

Though Chemicals' earnings improved somewhat from 2001, the worldwide chemicals business remains depressed due to weak economic conditions resulting in a net loss for CPChem.

Foundation For Growth

Laying a solid foundation for growth is key to CPChem's global strategy. Internationally, CPChem's global reach has been significantly extended by the recent dedication of a world-scale petrochemical complex in Mesaieed Industrial City, Qatar. The facility is designed to produce 1.1 billion pounds of ethylene, 1 billion pounds of polyethylene and 100 million pounds of 1-hexene annually. The facility will be operated by Qatar Chemical Company Ltd. (Q-Chem), a joint venture of Qatar Petroleum (51 percent) and CPChem (49 percent).

A second project, called Q-Chem II, will involve two additional joint ventures in the State of Qatar. The first venture, in which Qatar Petroleum holds a 51 percent interest and CPChem has a 49 percent interest, includes the construction of two ethylene derivative units adjacent to the existing Q-Chem complex in Mesaieed Industrial City. These polyethylene and normal alpha olefins facilities will utilize proprietary CPChem technology. The second joint venture, owned by Q-Chem II and Qatofin (a joint venture of Atofina SA and Qapco) will involve the construction of an ethane cracker to be located in Ras Laffan Industrial City. The cracker will provide ethylene feedstock to the derivative units. Final approval of the project is anticipated in 2004, with startup expected in 2007. Together, the Qatar projects typify CPChem's strategy to secure advantaged feedstocks and achieve greater global diversity.

CPChem has other expansion projects under way. The Jubail Chevron Phillips (JCP) project is a joint venture with the Saudi Industrial Investment Group to produce styrene and propylene. JCP will be owned 50 percent by CPChem and will be located adjacent to the existing Saudi Chevron Phillips (SCP) Aromax® facility in Al Jubail, Saudi Arabia. Plans call for the SCP plant to provide benzene feedstock to the closely integrated JCP facility. Final approval of the project is anticipated in late 2003, with startup expected in 2006.

CPChem is realizing significant results in its domestic business as well. A modernization project of CPChem's styrene production facilities in St. James, La., was completed in 2002. This plant expansion increased capacity by approximately 25 percent and further enhanced its cost position.

In a 50/50 partnership with BP Solvay, CPChem is commissioning a 700 million-pound-per-year high-density polyethylene plant at its Cedar Bayou facility in Baytown, Texas. The new facility will use CPChem's proprietary loop slurry technology, and both companies will equally share the capacity. It will be the largest single-loop production system ever built.

In October 2002, CPChem announced plans to build a new cyclohexane production facility at its Port Arthur, Texas, plant. This project has received final approval and will increase the cyclohexane capacity of the facility by 587 million pounds per year. Construction is slated to begin in early 2003 with completion and startup scheduled for early 2004.

"Going forward, these and other capacity expansions, combined with continued attention to safety, reliability and costs, position CPChem well for the future," adds Gallogly.

CPChem employees Becky Rickett and Jesse Perez review natural gas liquids status reports at CPChem's Sweeny facility in Old Ocean, Texas. The Sweeny facility manufactures 4.1 million pounds of ethylene and 1.1 million pounds of propylene per year, used to make polymers and other products from which many common consumer goods are manufactured.



Emerging Businesses

Technologies Position ConocoPhillips for the Future

ConocoPhillips' emerging businesses — including fuels technology, gas-to-liquids, power generation and emerging technologies — are closely aligned with the company's core businesses and provide future potential growth opportunities.

Another emerging business, carbon fibers, was shut down in early 2003 after a careful review of a number of different continuation options and as the result of the cumulative effect of market, operating and technology uncertainties.

According to John Lowe, executive vice president of Planning and Strategic Transactions, Emerging Businesses has two primary areas of focus: monitoring all the technological advances taking place in the industry and finding low-cost options related to strategic technology that can competitively position the company over the next 10 to 20 years.

"We have a disciplined and consistent process for prioritizing the funds we dedicate to emerging businesses," explains Lowe. "The opportunities must be significant, we must have a core competency in the area and we must feel that we can create a competitive advantage. We must prove the technologies work before we assume they can produce returns. We won't invest large amounts of money into any technologies until they are proven and will provide returns that can compete with upstream and downstream projects."

S Zorb Units Will Produce Cleaner Fuels

ConocoPhillips is continuing to license its S Zorb™ Sulfur Removal Technology to refiners. The company also is generating additional value by applying the innovative process within its own North America refining system.



***John E. Lowe,** Executive Vice President, Planning and Strategic Transactions*

"S Zorb is an effective technology for reducing the amount of sulfur in transportation fuels," says Brian Evans, manager of fuels technology. "Potential customers include any refiner that must meet impending government requirements for lower levels of the pollutant in their gasoline and diesel fuels."

In 2002, several refiners in North America began engineering work on S Zorb gasoline units. First production from a non-ConocoPhillips S Zorb gasoline unit is expected in 2004. Also, ConocoPhillips signed its first two combined gasoline and diesel licenses with major refiners in Asia and North America.

The company's first S Zorb diesel unit is in the planning stages at the Billings, Mont., refinery, and construction is under way on an S Zorb gasoline unit at ConocoPhillips' Ferndale, Wash., refinery. S Zorb gasoline units are being studied for the Sweeny, Texas, and Lake Charles, La., refineries.

S Zorb has received accolades for its environmental benefits, including the Texas Natural Resources Conservation Commission's Environmental Excellence Award for Innovative Technology and *Business Week's* Global Energy Award for Most Innovative Commercial Technology.

New Plant Demonstrates Gas-to-Liquids Technology

Commissioning of the company's new gas-to-liquids (GTL) demonstration plant in Ponca City, Okla., will begin in 2003. The GTL process produces clean liquid fuels from natural gas. Once the technology is proven, ConocoPhillips will be capable of constructing full-scale GTL facilities.

"The successful operation of our new demonstration plant using ConocoPhillips' proprietary technology will take the company to the next level by providing valuable engineering and design data for a commercial-scale plant," says Jim Rockwell, manager of GTL.

In addition to providing data to be used in designing a commercial-scale plant, the new demonstration plant will allow potential joint-venture partners — primarily owners of stranded gas reserves around the world — to fully evaluate ConocoPhillips' GTL technology. That technology includes a unique synthesis gas process — the first step in converting natural gas to a liquid — that has been recognized as being more efficient and producing fewer emissions than other processes currently available.


DO NOT



ConocoPhillips uses small-scale plants to evaluate and demonstrate the capabilities of its technologies. The 6,000 barrel-per-day S Zorb gasoline plant (left) at the Borger, Texas, refinery helps the company license S Zorb Sulfur Removal Technology to other refiners. A gas-to-liquids plant (above) expected to start up this year at the Ponca City, Okla., refinery will provide important data for building future commercial-scale plants.

Power Projects Lower Costs and Leverage Gas Assets

"ConocoPhillips looks for opportunities to reduce costs, improve reliability and increase integration," says Mike Swenson, manager of power, midstream gas and water. "We can do this by integrating power projects with upstream developments and through the development of combined heat and power — or cogeneration — facilities in conjunction with company sites, like the project under way at the Humber refinery in the United Kingdom."

A 730-megawatt cogeneration plant will supply steam and electricity to the company's Humber refinery. Excess steam will go to a neighboring refinery and excess electricity will be fed into the country's national grid. The plant also will have the design capacity to provide power and heat to other companies in the area. The plant is scheduled to come onstream in 2004.

Pioneering the Future of Energy

The role of emerging technologies is to develop strategic new business opportunities that will provide growth options for ConocoPhillips well into the future. The emerging technologies portfolio includes a variety of business ventures and technical programs that are pioneering the future energy landscape, including renewable energy, advanced refining processes, energy conversion technologies and hydrocarbon upgrading opportunities.

Ann Oglesby, manager of emerging technologies, explains, "We start by identifying focus areas that include markets, products or technologies that may be opportunity areas for ConocoPhillips. Within a focus area, we assess the commercial and technical issues that must be addressed to lead to a successful business."

Emerging technologies follows a structured process for screening opportunities and progressing those with the most potential along a phased development program. Some programs are based on internal research and development, while others are developed jointly with third parties including small and large companies, universities, government and industry organizations. In all cases, emphasis is placed on ensuring a sufficient strategic business case to warrant development.

Emerging Businesses Results	2002	2001
Net loss (MM)	$ (310)	(12)

Emerging Businesses experienced increased costs from the addition of Conoco's gas-to-liquids, carbon fibers and power generation activities. In connection with these activities, the loss in 2002 includes a $246 million write-off of acquired in-process research and development costs related to Conoco's natural gas-to-liquids and other technologies. See page 44 in Management's Discussion and Analysis for further information.

Commercial

Gaining the Most Value from Supply and Demand



Pam Johnson, director, supply-power marketing, keeps a close watch on commodity prices at the company's trading floor in Houston, Texas. Instantaneous communications allow traders like Johnson to minimize ConocoPhillips' costs for purchasing electric power, natural gas, crude oil and refined products, as well as enabling the company to realize the best prices when selling these commodities.

The Commercial organization was created to bring together all of the company's commodity supply chains into a global commercial business. Commercial generates value by optimizing the commodity flows of the upstream and downstream businesses, including nearly 2.5 billion barrels of crude oil and products and more than 2 trillion cubic feet of natural gas annually across the globe.

The group includes 550 people who market ConocoPhillips' equity crude oil and natural gas production, market third-party natural gas, select and procure crude oil, and distribute products for the company's 18 refineries. Commercial also supplies the gas and power needs of company assets and markets the gas, liquids and power produced at company facilities.

"Our large, diverse asset base gives ConocoPhillips a competitive advantage," says Philip Frederickson, executive vice president of Commercial. "Having a single, integrated organization that sees both the supply and demand perspectives enables us to globally optimize across the whole hydrocarbon value chain."

The Commercial group includes commodity buyers, traders and marketers who execute thousands of transactions a day. Offices in Houston, London, Singapore and Calgary provide around-the-clock trading capabilities. For maximum effectiveness, employees work on common trading floors at each location along with professionals who handle risk management, planning, scheduling, transportation, accounting and other support functions.

The crude oil, refined products, natural gas, gas liquids and power markets can be extremely volatile and are influenced by many factors, including world political and economic events, weather patterns, and numerous other issues impacting supply and demand that are in constant flux. "Having all these experts together facilitates constant, instantaneous communication needed to make rapid decisions, which is critical in this arena," comments Frederickson.



Philip L. Frederickson, *Executive Vice President, Commercial*

An important function within the Commercial organization is managing the risks inherent in the business. The risk management group uses highly disciplined processes to identify and measure the potential for financial loss due to credit exposure and price volatility in the market. The Commercial group's risk is controlled within prescribed volume and loss limits. "The goal of risk management is to ensure that the trading groups understand the risks they are incurring," explains Frederickson. "Therefore, they know if they are getting appropriate returns on those risks."

Evidence of the benefits of the global Commercial structure is found in the significant number of synergy opportunities already being captured by the group:

- Regional commodity supply and demand imbalances are significantly reduced;
- New, more cost-effective transportation and distribution options are being utilized;
- More crude oil supply substitution and marketing options are being leveraged;
- Expanded regional natural gas supply availability is being marketed to customers; and
- Significant new options for responding to supply disruptions are being utilized, most recently during the national labor strike in Venezuela.

Financial Strategy

Emphasis on Discipline

ConocoPhillips' financial strategy emphasizes discipline — on costs, capital spending and the balance sheet — in an effort to reduce debt and improve returns to shareholders.

"The overriding emphasis throughout the company is to improve our return on capital employed (ROCE) to be competitive with the largest companies in the industry," says John Carrig, executive vice president of Finance and chief financial officer. "We've already begun implementing the steps necessary to meet this objective, like announcing a lower, more disciplined capital budget for 2003 and an asset disposal program designed to high-grade the asset base. This includes divesting a substantial number of retail marketing outlets and higher-cost, shorter-lived Exploration and Production (E&P) properties."

ConocoPhillips' capital budget of $6.6 billion is $2 billion less than the combined capital budgets of the two merged companies. Seventy-five percent of the company's 2003 capital budget is dedicated to E&P, which has historically provided higher returns than other businesses. "Our capital program is value-oriented," says Carrig. "We want attractive returns for every dollar spent."

The company plans to increase its midcycle ROCE over the next several years from the current levels to better compete with the best-performing companies in the sector. The company expects to achieve a higher ROCE through capital discipline, synergy capture and sales of low-returning assets.

At the end of 2002, the company's total debt was $19.8 billion. In 2003, the company plans to apply a portion of operating cash flow and cash flow from asset sales toward reducing the debt. This should bring the debt down to approximately $18 billion to $19 billion by year-end 2003. In 2004, the company expects another $1 billion of debt reduction from capturing a full year of cost synergies, improved cash flow and additional asset sales.



***John A. Carrig,** Executive Vice President, Finance, and Chief Financial Officer*

Total Debt (Billions of Dollars)


25
20
15
10
5
00
01
02

ConocoPhillips' total debt at the end of 2002 was $19.8 billion. The company assumed $12 billion in connection with the merger. The company plans to reduce its existing debt by approximately $2 billion over the next two years by utilizing a portion of operating cash flow and cash flow from asset sales.

Common Stockholders' Equity (Billions of Dollars)


30
20
10
00
01
02

ConocoPhillips' common stockholders' equity was $29.5 billion, and its total debt as a percent of capital was 39 percent at year-end 2002. The company plans to lower its existing debt-to-capital ratio to the mid-30 percent range over the next several years through a combination of debt reduction and earnings growth.

"Reducing debt should result in a much stronger share price, while providing more flexibility to weather a downturn in crude oil and natural gas prices," explains Carrig. "Less debt also allows for consistent capital funding and the flexibility to take advantage of new opportunities."

With lower debt, ConocoPhillips' credit rating should improve. "Stronger ratings will give us more financial flexibility and attract a wider base of shareholders," says Carrig.

In addition to ConocoPhillips' commitment to reduce debt and control costs, the company also is committed to providing benefits for employees and retirees. The company will invest approximately $350 million annually over the next five years in its U.S. pension and employee benefit funds, ensuring strong support of these programs.

Says Carrig, "Our outlook is good. We have excellent management and strong oversight from proven control systems in place. We need to maintain our focus on discipline with regard to costs, capital spending and the balance sheet. We have a solid plan to improve returns, and we have the experience and the will to make it work."



corporate review



Fishing is a common activity at this pond located on the property of ConocoPhillips' Wood River, Ill., refinery. Wherever ConocoPhillips operates, the company and its employees strive to protect the environment and be a positive influence in the community.

Environmental stewardship is just one of the functions promoted and supported by ConocoPhillips' corporate staffs. The staffs provide a variety of services and functions, including data management, community leadership, employee compensation and benefit programs administration, and helping to ensure that company facilities adhere to strict safety and environmental standards.

Global Systems and Services

Improving Efficiency Across Business Units

Five complementary segments of related services make up Global Systems and Services (GSS), led by Gene Batchelder, senior vice president of Services and chief information officer. Included are aviation, facilities management, financial services, information services and procurement.

While groups within GSS might appear unrelated, Batchelder says collaboration and shared support lead to improved value and increased cost efficiency. "One of our primary goals is to help our businesses capture opportunities beyond previous expectations. Two of the most important paths to success are through improved relationships and better information sharing.

"GSS delivers reliable, accurate and cost-effective support to ConocoPhillips businesses around the world," says Batchelder. "Two key, long-term goals are to streamline processes and bundle services to take advantage of efficiencies and common systems that will help the company achieve better synergies than would have been possible by the individual businesses."

The more than 5,000 employees and contractors worldwide who make up GSS are committed to consistently delivering best-in-class services to employees anywhere, anytime. Integration of the groups within GSS in the upcoming months will be aimed at even further improving efficiency, value and cost savings.

GSS touches virtually every level of the company. Global aviation services reduces travel time and expenses with more than 1,000 round trips annually, including a shuttle that flies between Ponca City and Bartlesville, Okla., and Houston, Texas.

Global facilities management includes office space management in six primary cities, including wellness centers, cafeterias and global office lease oversight. In addition, the group has responsibility for employee travel and vehicle fleet management.



***E.L. Batchelder,** Senior Vice President, Services, and Chief Information Officer*



Sonja Meredith, global financial services, and Rocco Iannapollo, global information services, are part of the Global Systems and Services (GSS) organization based in Bartlesville, Okla. The GSS group provides an array of services that help other ConocoPhillips business groups do their jobs effectively and efficiently.

Global financial services provides financial and real property expertise to domestic operations, with a goal of leveraging services globally as shared services opportunities are identified and developed across the company. Functions in this area include accounts payable, treasury services, excise tax, general accounting, real property administration and upstream and downstream financial services.

Global information services encompasses all the company's systems applications and infrastructure, and telecommunications support. The responsibility to provide reliable, accurate products and services related to information systems is underscored by the company's increasing dependence on computer hardware and software.

Global procurement services manages and integrates contracts for supplies and services throughout the company and leads the development of procurement best practices. Procurement services range from paper for copiers, to catalyst for cat crackers, to maintenance services, to pipe, valves and fittings.

"The employees in GSS understand that reliable, accurate systems, services and materials are required to enable employees around the world to perform at peak levels," says Batchelder. "We are determined to deliver world-class services and products to ConocoPhillips regardless of location or the magnitude of the request. Our vision is to become the benchmark services function in the industry."

Health, Safety and Environment

Safety Is Always Our First Priority

ConocoPhillips continued to maintain a strong environmental and safety performance in 2002 despite the tremendous amount of merger activity.

"Our first priority always has been and will continue to be safety," says Bob Ridge, vice president of Health, Safety and Environment (HSE). "We have devoted a significant amount of time and energy to build a world-class HSE organization."

ConocoPhillips seeks to earn the public's trust and to be recognized as the leader in health, safety and environmental performance. The company's HSE policy states in part:

"ConocoPhillips is committed to protecting the health and safety of everybody who plays a part in our operations, lives in the communities where we operate or uses our products. Wherever we operate, we will conduct our business with respect and care for both the local and global environment and systematically manage risks to drive sustainable business growth."

HSE standards help fulfill this commitment by describing mandatory, issue-specific company health, safety or environmental requirements. These standards are put in place through a management system that provides a consistent framework for managing HSE issues to protect people, assets and the environment. Each business unit implements an HSE management system tailored to their specific needs and that includes a process-based approach for continuously improving performance.

In addition, ConocoPhillips has an incident management plan designed to effectively respond to and manage any emergency incident. Operations have well-developed emergency preparedness and response plans suited for their specific risk profile. These plans anticipate potential scenarios and minimize the negative impacts of unforeseen accidents or natural disasters. Well-trained response teams carry out these plans.



Robert A. Ridge, *Vice President, Health, Safety and Environment*



The emergency response team at the Alliance refinery near New Orleans, La., practices firefighting skills. Regular training is an important part of the safety programs at all of ConocoPhillips' operating facilities. The Alliance refinery completed its safest year ever in 2002, achieving zero recordable incidents.

ConocoPhillips is building on a rich tradition of excellence in safety and environmental stewardship. Highlights from 2002 include:

- Since completion of the merger, ConocoPhillips' total recordable rate (TRR) of incidents improved 18 percent compared to the combined TRR of Phillips and Conoco during the first eight months of 2002; and contractor safety improved 13 percent in 2002 compared with 2001.
- ConocoPhillips Exploration and Production operations in China and the company's Hartford, Ill., lubricants plant were certified under the internationally recognized ISO 14001 environmental management system. Other ConocoPhillips operations already certified ISO 14001 include the Humber refinery in the United Kingdom and the Gulf Coast lubes plant in Sulphur, La.
- The Borger, Texas, refinery and natural gas liquids center was awarded STAR recognition, the highest level of performance under the U.S. Occupational Safety and Health Administration's Voluntary Protection Program.
- The Alpine development on Alaska's North Slope received an award for excellence in waste reduction and environmental responsibility from the non-profit organization Green Star. Alpine employees voluntarily implemented a thorough waste reduction and pollution prevention plan.

People and Ethics

Developing Employees for Business Success

One of ConocoPhillips' key goals is attracting and retaining top talent — individuals with the knowledge and skills to implement the company's business strategy and who support our values.

According to Joseph High, vice president of Human Resources, the opportunities most prized by employees are:

- Working for a winning organization;
- Working with great leadership; and
- Working in a job that is challenging.

"At ConocoPhillips, we provide all three," says High. "We take our commitment to providing our employees with challenging opportunities in a healthy environment as seriously as any business goal. It's our way of attracting and retaining talented individuals who demonstrate the capability to help us build a strong company and create lasting value for our shareholders."

Recruiting, Retaining and Rewarding Top Performers

Maximum effort has gone into ensuring that ConocoPhillips employs individuals with the skills and values needed to implement its business strategy. Throughout the merger transition, a team of employees integrated business units and functions, matching core talents and positions.

"Maximizing performance is a continuous process," notes High. "Our new Performance Management Process aligns and measures individual performance expectations to achieve targeted business results. It's a performance agreement designed to help managers encourage the development of their employees, while helping employees answer the question: 'What can I do to make a significant contribution to the company's success?'"

Another way the company maximizes performance is by rewarding and recognizing top performers. Employees earn bonuses based on the company's overall performance and employees' individual contributions. The company also recognizes outstanding individual and team employee achievements with the annual SPIRIT of Performance awards.





***Joseph C. High,** (left)*
Vice President, Human Resources

***Rick A. Harrington,** (right)*
Senior Vice President, Legal, and General Counsel


Career
Opportuni

Company recruiter LeAnn Luedeker (left) discusses career opportunities at ConocoPhillips with University of Oklahoma students Nicholas Walls and Jessica Miller. Seeking the best and brightest individuals from a variety of backgrounds is at the center of ConocoPhillips' hiring efforts.

Redesigning Compensation and Benefits

Consolidating operations and employment included consolidating all of the company's pay and benefit programs. As of January 1, most of the company's separate benefit programs, including payroll, had been rolled into one program. Human Resources also has created one set of policy guidelines and procedures.

"At every stage, an effort was made to incorporate competitive features consistent with our business needs," says High. "Just as we wanted the best person in every job, we designed a total compensation and benefits package that meets diverse employee needs and compares favorably with those of other large, integrated companies."

Renewing Our Commitment to Corporate Ethics

"At ConocoPhillips, integrity is a core value, and we take it very seriously," says Rick Harrington, senior vice president of Legal and general counsel. "It's a condition of employment; everyone in the company is accountable."

The company has established a compliance and ethics committee to:

- Establish and publish compliance and ethics policies;
- Design and implement training programs; and
- Periodically review and assess corporate performance in key compliance areas, including: antitrust, commodity trading, insider trading and financial reporting.

Social Investment

Elevating Our Position in the Global Community

More than just charitable, feel-good activities, social investment encompasses philanthropy and community outreach, and is important to ConocoPhillips' approach for delivering superior financial results.

"Social investment positions ConocoPhillips positively with our customers, stakeholders and with government leaders," says Tom Knudson, senior vice president of Government Affairs and Communications. "When we address local needs and environmental problems, host governments more readily view us as partners in their communities — creating favorable settings for our businesses to flourish."

Reaching Outward

Community outreach activities harness employees' sense of pride and desire to work for a good corporate citizen. In Houston, Texas, the Keep 5 Alive program mobilizes hundreds of employee and family volunteers to paint and repair homes of elderly and disabled homeowners in the inner city. In Alaska, employees contribute time and resources to the Red Cross Masters of Disaster program, teaching children how to survive natural disasters. ConocoPhillips continues to have a significant community presence in Oklahoma, where employee and company support of education, the arts and other charities in Bartlesville, Ponca City and throughout the state remain at pre-merger levels. Around the world, ConocoPhillips funds educational initiatives and community enrichment activities.

Taking Environmental Stewardship Seriously

The company works hard to be the neighbor of choice. In Alaska and Russia, ConocoPhillips uses ice roads to protect fragile tundra. The company's environmental protection initiatives in Russia have been recognized with two annual Lomonosov Awards.



Thomas C. Knudson, *Senior Vice President, Government Affairs and Communications*



Mandy Tulloch, development coordinator for the Conoco Natural History Centre at the University of Aberdeen in Scotland, shows off a large common house spider brought in for identification by a worried resident. ConocoPhillips provides financial support to the center that was established to promote environmental education in the community and at local schools.

For more than 60 years, ConocoPhillips has carried out oil and gas exploration and development in the environmentally sensitive home of the endangered Aransas-Wood Buffalo Whooping Crane at the Aransas National Wildlife Refuge in Texas. Limiting drilling activity to months when the flock summers in Canada, the company has proudly watched the flock increase from fewer than 20 birds to more than 180 birds.

Through its support of the International Crane Foundation, the company has enabled migration studies of waterfowl and their natural habitats along Bohai Bay's coastal wetlands in northeastern China.

Meeting Present Needs Without Compromising the Future

Facilitating development in Venezuela's Gulf of Paria, ConocoPhillips funds workshops on health and water purification for the local community and sponsors literacy and bilingual programs for the indigenous Warao. In Alberta, Canada, ConocoPhillips decreased forest fire potential, eliminated safety hazards and saved some $170,000 by using narrow clearing techniques to make a path through dense forest to lay seismic survey lines.

"Through our global operations, ConocoPhillips works to maximize financial performance while providing shareholders with an attractive return on investment," says Knudson. "Success means combining economic performance, environmental stewardship and social investment as interdependent parts of a single business approach."

financial review

March 24, 2003

Management's Discussion and Analysis is the company's analysis of its financial performance and of significant trends that may affect future performance. It should be read in conjunction with the financial statements and notes, and supplemental oil and gas disclosures. It contains forward-looking statements including, without limitation, statements relating to the company's plans, strategies, objectives, expectations, intentions, and resources that are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "intends," "believes," "expects," "plans," "scheduled," "anticipates," "estimates," and similar expressions identify forward-looking statements. The company does not undertake to update, revise or correct any of the forward-looking information. Readers are cautioned that such forward-looking statements should be read in conjunction with the company's disclosures under the heading: "CAUTIONARY STATEMENT FOR THE PURPOSES OF THE 'SAFE HARBOR' PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995," beginning on page 58.

Results of Operations

Conoco and Phillips Merger

On August 30, 2002, Conoco Inc. (Conoco) and Phillips Petroleum Company (Phillips) combined their businesses by merging with wholly owned subsidiaries of a new company named ConocoPhillips (the merger). The merger was accounted for using the purchase method of accounting. Although the business combination of Conoco and Phillips was a merger of equals, generally accepted accounting principles required that one of the two companies in the transaction be designated as the acquirer for accounting purposes. Phillips was designated as the acquirer based on the fact that its former common stockholders initially held more than 50 percent of the ConocoPhillips common stock after the merger. Because Phillips was designated as the acquirer, its operations and results are presented in this annual report for all periods prior to the close of the merger. From the merger date forward, the operations and results of ConocoPhillips reflect the combined operations of the two companies.

As a condition of the merger, the U.S. Federal Trade Commission (FTC) required that the company divest specified Conoco and Phillips assets, the most significant of which were Phillips' Woods Cross, Utah, refinery and associated motor fuel marketing operations; Conoco's Commerce City, Colorado, refinery and related crude oil pipelines and Phillips' Colorado motor fuel marketing operations. All assets and operations that are required by the FTC to be divested are included in Corporate and Other as discontinued operations. Included in the results of discontinued operations in 2002 was a $69 million after-tax charge for the write-down to fair value of the Phillips operations to be disposed. Because the Conoco assets to be disposed of were recorded at fair value in the purchase price allocation, no further write-downs were required. Discontinued operations also include other, non-FTC mandated assets held for sale. See Note 4 — Discontinued Operations in the Notes to Consolidated Financial Statements for additional information, including a complete list of assets required by the FTC to be divested.

As a result of the merger, the company implemented a restructuring program in September 2002 to capture the synergies of combining Phillips and Conoco by eliminating redundancies, consolidating assets, and sharing common services and functions across regions. The restructuring program that was implemented in September 2002 is expected to be completed by the end of February 2004 and, through December 31, 2002, approximately 2,900 positions worldwide, most of which are in the United States, had been identified for elimination. Of this total, 775 employees were terminated by December 31, 2002. Associated with implementation of the restructuring program, ConocoPhillips accrued $770 million for merger-related restructuring and work force reduction liabilities in 2002. These liabilities primarily represent estimated termination payments and related employee benefits associated with the reduction in positions. These liabilities include $337 million related to Conoco operations, which was reflected in the purchase price allocation as an assumed liability, and $422 million ($253 million after-tax) related to Phillips operations that was charged to selling, general and administrative, and production and operating expenses; and $11 million before-tax included in discontinued operations. Of the above accruals, $598 million related primarily to severance benefits. Payments will be made to former Conoco and Phillips employees under each company's respective severance plans. During 2002, payments of $223 million were made, resulting in a year-end 2002 severance accrual balance of $375 million.

Also related to the merger and recorded in 2002 was a $246 million write-off of acquired in-process research and development costs related to Conoco's natural gas-to-liquids and other technologies. In accordance with Financial Accounting Standards Board (FASB) Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method," value assigned to research and development activities in the purchase price allocation that have no alternative future use should be charged to expense at the date of the consummation of the combination. The $246 million charge was recorded in the Emerging Businesses segment and was the same on both a before-tax and after-tax basis.

ConocoPhillips also accrued $22 million, after-tax, in 2002 for change-in-control costs associated with seismic contracts as a result of the merger. The expense was recorded in Corporate and Other and did not impact exploration expenses. In addition, the 2002 net loss also included transition costs of $36 million, bringing total after-tax merger-related costs to $557 million. See Note 3 — Merger of Conoco and Phillips in the Notes to Consolidated Financial Statements for additional information on the merger.

Consolidated Results

Years Ended December 31	Millions of Dollars		
	2002	2001	2000
Income from continuing operations	**$ 714**	1,611	1,848
Income (loss) from discontinued operations	**(993)**	32	14
Extraordinary items	**(16)**	(10)	—
Cumulative effect of accounting changes	—	28	—
Net income (loss)	**$(295)**	1,661	1,862

A summary of the company's net income (loss) by business segment follows:

Years Ended December 31	Millions of Dollars		
	2002	2001	2000
Exploration and Production (E&P)	**$1,749**	1,699	1,945
Midstream	**55**	120	162
Refining and Marketing (R&M)	**143**	397	238
Chemicals	**(14)**	(128)	(46)
Emerging Businesses	**(310)**	(12)	—
Corporate and Other*	**(1,918)**	(415)	(437)
Net income (loss)	**$ (295)**	1,661	1,862
**Includes income (loss) from discontinued operations of:*	*$ (993)*	*32*	*14*

2002 vs. 2001

ConocoPhillips incurred a net loss of $295 million in 2002, compared with net income of $1,661 million in 2001. The decrease was primarily attributable to recognizing impairments and loss accruals totaling $1,077 million after-tax associated with the company's retail and wholesale marketing operations that were classified as discontinued operations in late 2002, as well as merger-related costs totaling $557 million after-tax. Also negatively impacting results for 2002 were asset impairments totaling $192 million after-tax, lower refining margins, lower natural gas sales prices, decreased equity earnings from Duke Energy Field Services, LLC (DEFS), and higher interest expenses. These factors were partially offset by improved results from Chemicals and higher production volumes in E&P after the merger.

2001 vs. 2000

ConocoPhillips' net income was $1,661 million in 2001, an 11 percent decline from net income of $1,862 million in 2000. The decrease was primarily attributable to lower crude oil and natural gas liquids prices and lower results from the Chemicals business, partially offset by improved petroleum products margins, as well as the acquisition of Tosco Corporation (Tosco) in September 2001. See Note 6 — Acquisition of Tosco Corporation in the Notes to Consolidated Financial Statements for additional information on the acquisition. Also contributing to the lower results in 2001 was a decrease in the amount of gains on asset sales, compared with 2000, partially offset by lower property impairments in 2001.

Income Statement Analysis

2002 vs. 2001

In addition to the merger discussed previously, ConocoPhillips closed on the $7 billion acquisition of Tosco on September 14, 2001. Together, these transactions significantly increased operating revenues, purchase costs, operating expenses and other income statement line items. See Note 3 — Merger of Conoco and Phillips and Note 6 — Acquisition of Tosco Corporation in the Notes to Consolidated Financial Statements for additional information.

Sales and other operating revenues increased 128 percent in 2002. The increase was primarily attributable to increased product sales volumes due to the impact of the Tosco acquisition and the merger. These items were partially offset by lower natural gas sales prices in 2002 compared with 2001.

Equity in earnings of affiliates increased 537 percent in 2002. In addition to equity earnings from affiliates acquired in the merger for the last four months of 2002, equity earnings from Chevron Phillips Chemical Company LLC (CPChem) improved in 2002 as a result of improved margins. Partially offsetting these items were lower earnings in 2002 from DEFS and Merey Sweeny, L.P. (MSLP). DEFS' decline was primarily attributable to higher operating expenses, gas imbalance adjustments, and lower natural gas liquids prices, while MSLP's decline was mainly due to lower crude oil light-heavy differentials.

Other income increased 94 percent in 2002, mainly the result of a favorable revaluation and settlement of long-term incentive performance units held by former senior Tosco executives, as well as additional interest income following the merger. During 2002, the company recorded gains totaling $59 million before-tax, as the incentive performance units were marked-to-market each reporting period and eventually settled. See Note 6 — Acquisition of Tosco Corporation in the Notes to Consolidated Financial Statements for more information.

Purchased crude oil and products increased 176 percent in 2002. The increase reflects higher purchase volumes of crude oil and petroleum products resulting from the Tosco acquisition and the merger.

Production and operating expenses increased 89 percent in 2002, while selling, general and administrative (SG&A) expenses increased 171 percent. Both increases were primarily attributable to the Tosco acquisition and the merger. In conjunction with the merger, ConocoPhillips wrote off $246 million of acquired in-process research and development costs related to Conoco's natural gas-to-liquids and other technologies to production and operating expenses in 2002. ConocoPhillips also expensed $135 million in merger-related costs to production and operating expenses and $379 million to SG&A expenses in 2002.

Exploration expenses increased 93 percent in 2002. The increase reflects the merger, a $77 million leasehold impairment of deepwater Block 34, offshore Angola, and dry hole costs of $161 million in 2002, compared with $48 million in 2001.

Depreciation, depletion and amortization increased 65 percent in 2002, compared with 2001. The increase was primarily the result of an increased depreciable base of properties, plants and equipment following the merger and the Tosco acquisition.

During 2002, ConocoPhillips recorded property impairments totaling $49 million in connection with the sale of its Point Arguello assets, offshore California; two fields in the U.K. North Sea; and its interest in a non-producing field in Alaska. Impairment of tradenames ($102 million) was also recognized in the statement of operations in 2002. Property impairments recorded in 2001 consisted primarily of a

$23 million impairment of the Siri field, offshore Denmark. See Note 10 — Impairments in the Notes to Consolidated Financial Statements for additional information.

Taxes other than income taxes increased 153 percent in 2002, compared with 2001. The increase reflects higher excise taxes due to higher petroleum products sales and increased property and payroll taxes following the merger and the Tosco acquisition.

Environmental liabilities assumed in acquisitions and mergers are recorded as liabilities at discounted amounts — i.e. the total future estimated cost is determined, then discounted back to current dollars using a time-value-of-money concept. Over time the liability is increased by accretion to reflect the time value of money. Accretion on discounted liabilities increased 214 percent in 2002, reflecting the impact of the environmental liabilities assumed in the Tosco acquisition and the merger.

Interest expense increased 67 percent in 2002, mainly due to higher debt levels following the Tosco acquisition and the merger. Foreign currency losses of $24 million were recorded in 2002, compared with losses of $11 million in 2001. Preferred dividend requirements decreased in 2002, reflecting the redemption of $300 million of preferred securities in May 2002.

The company's effective tax rate from continuing operations in 2002 was 67 percent, compared with 51 percent in 2001. The increase in the effective tax rate in 2002 was primarily the result of the write-off of in-process research and development costs without a corresponding tax benefit and a higher proportion of income in higher-tax-rate jurisdictions.

Losses from discontinued operations were $993 million in 2002, compared with income of $32 million in 2001. The 2002 amount includes after-tax impairments and loss accruals. See Note 4 — Discontinued Operations in the Notes to Consolidated Financial Statements for additional information.

2001 vs. 2000

On March 31, 2000, ConocoPhillips and Duke Energy Corporation contributed their midstream gas gathering, processing and marketing businesses to DEFS. Effective July 1, 2000, ConocoPhillips and ChevronTexaco Corporation contributed their chemicals businesses, excluding ChevronTexaco's Oronite business, to CPChem. Both of these joint ventures are being accounted for using the equity method of accounting, which significantly affects how these operations are reflected in ConocoPhillips' consolidated statement of operations. Under the equity method of accounting, ConocoPhillips' share of a joint venture's net income is recorded in a single line item on the statement of operations: "Equity in earnings of affiliates." Correspondingly, the other income statement line items (for example, operating revenues, operating costs, etc.) include activity related to these operations only up to the effective dates of the joint ventures.

Sales and other operating revenues increased 12 percent in 2001, primarily due to the Tosco acquisition and increased crude oil production. These items were partially offset by the use of equity-method accounting for the DEFS and CPChem joint ventures, as well as a reduction in revenues attributable to certain non-core assets sold at year-end 2000.

Equity in earnings of affiliated companies decreased 64 percent in 2001. In the 2001 period, ConocoPhillips incurred a before-tax equity loss from its investment in CPChem of $240 million. ConocoPhillips' equity earnings related to DEFS were higher in 2001, as a result of a full year's activity in 2001, compared with only nine months in 2000. Equity earnings in 2001 benefited from a full year's operations at MSLP, a 50-percent-owned equity company that owns and operates the coker unit at the Sweeny, Texas, refinery. Other income decreased 59 percent in 2001, primarily attributable to lower net gains on asset sales in 2001 compared with 2000.

Total costs and expenses increased 16 percent in 2001, compared with 2000. The increase was mainly the result of the Tosco acquisition, as well as a full year's ownership of the company's Alaskan E&P operations that were acquired in April 2000. These items were partially offset by the use of equity-method accounting for the DEFS and CPChem joint ventures, and lower crude oil acquisition costs at the company's refineries.

Segment Results

E&P

	2002	2001	2000
	Millions of Dollars		
Net Income			
Alaska	$ **870**	866	829
Lower 48	**286**	476	559
United States	**1,156**	1,342	1,388
International	**593**	357	557
	$1,749	1,699	1,945
	Dollars Per Unit		
Average Sales Prices			
Crude oil (per barrel)			
United States	**$23.83**	23.57	28.83
International	**25.14**	24.16	28.42
Total consolidated	**24.38**	23.77	28.65
Equity affiliates	**18.41**	12.36	—
Worldwide	**24.07**	23.74	28.65
Natural gas — lease (per thousand cubic feet)			
United States	**2.75**	3.56	3.47
International	**2.79**	2.60	2.56
Total consolidated	**2.77**	3.23	3.13
Equity affiliates	**2.71**	—	—
Worldwide	**2.77**	3.23	3.13
Average Production Costs Per Barrel of Oil Equivalent			
United States	**$5.66**	5.52	5.27
International	**3.99**	2.70	2.85
Total consolidated	**4.94**	4.60	4.29
Equity affiliates	**4.38**	2.74	—
Worldwide	**4.92**	4.60	4.29
Finding and Development Costs Per Barrel of Oil Equivalent			
United States	**$7.46**	5.15	2.78
International*	**5.09**	6.80	1.17
Worldwide*	**5.57**	5.97	2.41

**Includes ConocoPhillips' share of equity affiliates.*

	Millions of Dollars		
Worldwide Exploration Expenses			
General administrative; geological and geophysical; and lease rentals	**$ 285**	207	168
Leasehold impairment	**146**	51	39
Dry holes	**161**	48	91
	$ 592	306	298

	2002	2001	2000
	Thousands of Barrels Daily		
Operating Statistics			
Crude oil produced			
Alaska	**331**	339	207
Lower 48	**40**	34	34
United States	**371**	373	241
Norway	**157**	117	114
United Kingdom	**39**	19	25
Canada	**13**	1	6
Other areas	**67**	51	51
Total consolidated	**647**	561	437
Equity affiliates	**35**	2	—
	682	563	437
Natural gas liquids produced			
Alaska	**24**	25	19
Lower 48	**8**	1	1
United States	**32**	26	20
Norway	**6**	5	5
United Kingdom	**2**	2	2
Canada	**4**	—	1
Other areas	**2**	2	1
	46	35	29
	Millions of Cubic Feet Daily		
Natural gas produced*			
Alaska	**175**	177	158
Lower 48	**928**	740	770
United States	**1,103**	917	928
Norway	**171**	130	136
United Kingdom	**424**	178	214
Canada	**165**	18	83
Other areas	**180**	92	33
Total consolidated	**2,043**	1,335	1,394
Equity affiliates	**4**	—	—
	2,047	1,335	1,394

**Represents quantities available for sale. Excludes gas equivalent of natural gas liquids shown above.*

	Thousands of Barrels Daily		
Mining operations			
Syncrude produced	**8**	—	—

2002 vs. 2001

Net income from ConocoPhillips' E&P segment increased 3 percent in 2002. Although E&P benefited from four months of increased production volumes in 2002 following the merger, this was mostly offset by lower natural gas sales prices, higher exploration expenses, and the unfavorable $24 million impact of a tax law change in the United Kingdom. ConocoPhillips' average worldwide crude oil sales price was $24.07 per barrel in 2002, a 1 percent increase over $23.74 in 2001. The company's average worldwide natural gas price in 2002 was $2.77 per thousand cubic feet, a 14 percent decrease from $3.23 in 2001. However, natural gas prices trended upward during 2002, with the company's December 2002 worldwide price averaging $3.51 per thousand cubic feet.

ConocoPhillips' proved reserves at year-end 2002 were 7.81 billion barrels of oil equivalent, a 52 percent increase over 5.13 billion barrels at year-end 2001. The increase was attributable to the merger.

2001 vs. 2000

Net income from ConocoPhillips' E&P segment decreased 13 percent in 2001, as the positive impact of increased crude oil production was more than offset by lower crude oil prices, and, to a lesser extent, lower natural gas production due mainly to asset dispositions in Canada. Benefiting 2000 net income was higher net gains on asset sales than in 2001. ConocoPhillips' average worldwide crude oil sales price was $23.74 per barrel in 2001, a 17 percent decrease from $28.65 in 2000. Natural gas prices began 2001 at historically high levels, but trended lower during the remainder of the year, with the company's December 2001 average price at $2.34 per thousand cubic feet.

ConocoPhillips' proved reserves at year-end 2001 were 5.13 billion barrels of oil equivalent, a 2 percent increase over 5.02 billion barrels at year-end 2000.

U.S. E&P

2002 vs. 2001

Net income from the company's U.S. E&P operations decreased 14 percent in 2002. Although net income for 2002 benefited from four months of increased production volumes following the merger, this was more than offset by lower natural gas prices, lower production volumes in Alaska, and higher dry hole costs. The company's U.S. average natural gas price in 2002 was 23 percent lower than 2001. However, natural gas prices trended upward during 2002, with the company's December 2002 average U.S. price at $3.66 per thousand cubic feet.

The company's U.S. crude oil production decreased slightly in 2002, while natural gas production increased 20 percent. The increase in natural gas production was mainly due to four months of production from fields acquired in the merger. The merger impact on total crude oil production was offset by lower production in Alaska, which experienced normal field declines, along with operating interruptions at the Prudhoe Bay field during the year. With a full year's combined production from both Conoco and Phillips operations, the company expects that its total U.S. oil and gas production volumes will increase in 2003 over those of 2002. ConocoPhillips' fourth quarter production volumes, which included a full period of combined operations, averaged 426,000 barrels per day of liquids and 1,548 million cubic feet per day of natural gas.

2001 vs. 2000

Net income from the company's U.S. E&P operations decreased 3 percent in 2001, compared with 2000. The 2001 results reflect a 55 percent increase in crude oil production, due to a full year's production from the Alaska operations acquired in April 2000, as well as increased production due to the startup of the Alpine field in Alaska in December 2000. The benefit of increased crude oil production was offset by lower U.S. crude oil prices, which declined 18 percent in 2001. U.S. natural gas production declined slightly in 2001, reflecting field declines and asset dispositions. Benefiting 2000 net income was a net gain on asset sales of $44 million — most of which was related to the disposition of the company's coal and lignite operations.

International E&P
2002 vs. 2001
Net income from the company's international E&P operations increased 66 percent in 2002. The improvement reflects four months of increased production volumes following the merger. However, 2002 net income included a $24 million deferred tax charge related to tax law changes in the United Kingdom. In April 2002, the U.K. government announced proposed changes to corporate tax laws specifically impacting the oil and gas industry and production from the U.K. sector of the North Sea. The proposed changes became law in July 2002. A 10 percent supplementary charge to corporation taxes is now assessed on profits, which is expected to be partially offset by the elimination of royalties and an increase in first-year deduction allowances for capital investments. Net income in 2002 also included a $77 million leasehold impairment of deepwater Block 34, offshore Angola, due to an unsuccessful exploratory well in the block, along with higher dry hole charges.

The company's international crude oil production increased 64 percent in 2002, while natural gas production increased 126 percent. The increases were mainly due to the addition of four months of production from fields acquired in the merger. With a full year's combined production from both Conoco and Phillips operations, the company expects that its total international oil and gas production volumes will increase in 2003 over those of 2002. ConocoPhillips' fourth quarter production volumes, which included a full period of combined operations, averaged 585,000 barrels per day of liquids and 1,994 million cubic feet per day of natural gas.

2001 vs. 2000
Net income from ConocoPhillips' international E&P operations decreased 36 percent in 2001. The decrease was primarily the result of lower crude oil and natural gas production volumes, as well as lower crude oil prices. Additionally, after-tax foreign currency gains of $2 million were included in international E&P's net income in 2001, compared with losses of $10 million in 2000. Net income in 2000 included a net gain on property dispositions of $118 million related to the disposition of the Zama area fields in Canada, partially offset by an $86 million impairment of the Ambrosio field in Venezuela.

International crude oil production declined 3 percent in 2001, mainly due to lower production in the U.K. North Sea, Venezuela and Canada, partly offset by increased production from Norway and Nigeria. Canadian and Venezuelan crude oil production declined relative to 2000 due to asset dispositions. Production in the U.K. North Sea decreased on normal field declines. Production from Norway improved in 2001 due to improved processing reliability and well workovers, while Nigerian production increased on development activities and higher quotas. International natural gas production declined 10 percent in 2001, primarily the result of the Canadian asset dispositions and lower U.K. North Sea output noted above, partially offset by higher production in Nigeria and new natural gas production from offshore western Australia.

Midstream

	2002	2001	2000
	Millions of Dollars		
Net Income	**$ 55**	120	162
	Dollars Per Barrel		
Average Sales Prices			
U.S. natural gas liquids*			
Consolidated	**$19.07**	—	—
Equity	**15.92**	18.77	21.83**
	Thousands of Barrels Daily		
Operating Statistics			
Natural gas liquids extracted	**156**	120	131***
Natural gas liquids fractionated	**133**	108	158

**Based on index prices from the Mont Belvieu and Conway market hubs that are weighted by natural gas liquids component and location mix.*
***Estimate based on ConocoPhillips' first quarter realized price and DEFS' index price for the remainder of the year.*
****Based on a weighted average of ConocoPhillips' volumes in the first quarter of 2000, and ConocoPhillips' share of DEFS volumes for the remainder of 2000.*

2002 vs. 2001
ConocoPhillips' Midstream segment consists of the company's 30.3 percent interest in Duke Energy Field Services, LLC (DEFS), as well as company-owned natural gas gathering and processing operations and natural gas liquids fractionation and marketing businesses. Net income from the Midstream segment decreased 54 percent in 2002. The decrease was primarily due to lower results from DEFS, which experienced a decline in natural gas liquids prices, increased costs for gas imbalance accruals and other adjustments, and higher operating expenses. These items were partially offset by the benefit of four month's results from operations acquired in the merger.

Included in the Midstream segment's net income in 2002 was a benefit of $35 million, representing the amortization of the basis difference between the book value of ConocoPhillips' contribution to DEFS and its 30.3 percent equity interest in DEFS. The corresponding amount for 2001 was $36 million. See Note 8 — Investments and Long-Term Receivables, in the Notes to Consolidated Financial Statements for additional information on the basis difference.

2001 vs. 2000
Net income from the Midstream segment decreased 26 percent in 2001, primarily the result of a 14 percent decline in natural gas liquids prices. In addition, the Midstream segment's results were affected by the lack of interest charges in the first quarter of 2000 prior to the formation of DEFS. DEFS incurs interest expense in connection with financing incurred upon formation to fund cash distributions to the parent entities. Prior to the formation of DEFS, the Midstream segment did not have interest expense. Included in the Midstream segment's net income in 2001 was a benefit of $36 million, representing the amortization of the basis difference between the book value of ConocoPhillips' contribution to DEFS and its 30.3 percent equity interest in DEFS. The corresponding amount for 2000 was $27 million.

R&M

	2002	2001	2000
	Millions of Dollars		
Net Income			
United States	**$ 138**	395	209
International	**5**	2	29
	$ 143	397	238
	Dollars Per Gallon		
U.S. Average Sales Prices*			
Automotive gasoline			
Wholesale	**$ .96**	.83	.92
Retail	**1.03**	1.01	1.07
Distillates — wholesale	**.77**	.78	.88

Excludes excise taxes.

	2002	2001	2000
	Thousands of Barrels Daily		
Operating Statistics			
Refining operations*			
United States			
Rated crude oil capacity**	**1,829**	732	335
Crude oil runs	**1,661**	686	303
Capacity utilization (percent)	**91%**	94	90
Refinery production	**1,847**	795	365
International			
Rated crude oil capacity**	**195**	22	—
Crude oil runs	**152**	20	—
Capacity utilization (percent)	**78%**	91	—
Refinery production	**164**	19	—
Worldwide			
Rated crude oil capacity**	**2,024**	754	335
Crude oil runs	**1,813**	706	303
Capacity utilization (percent)	**90%**	94	90
Refinery production	**2,011**	814	365
Petroleum products sales volumes***			
United States			
Automotive gasoline	**1,147**	465	267
Distillates	**392**	170	107
Aviation fuels	**185**	78	41
Other products	**372**	220	50
	2,096	933	465
International	**162**	10	43
	2,258	943	508

**2002 includes ConocoPhillips' share of equity affiliates.*

***Weighted-average crude oil capacity for the period, including the refineries acquired in the Tosco acquisition in September 2001 and the refineries acquired as a result of the merger. Actual capacity at year-end 2002 and 2001 was 2,166 thousand and 1,656 thousand barrels per day, respectively, in the United States and 440 thousand and 72 thousand barrels per day, respectively, internationally.*

****Excludes spot market sales.*

2002 vs. 2001

Net income from the R&M segment declined 64 percent in 2002, reflecting lower refining margins, along with an $84 million after-tax impairment of a tradename and leasehold improvements of certain retail sites. See Note 10 — Impairments in the Notes to Consolidated Financial Statements for additional information on these impairments. The R&M earnings for 2002 included four months' results from operations acquired in the merger, as well as the impact of a full year's results from Tosco operations, while the 2001 results included Tosco operations for only the last three and one-half months of 2001.

Worldwide crude oil refining capacity utilization was 90 percent in 2002, compared with 94 percent in 2001. The company's refineries produced 2,011,000 barrels per day of petroleum products in 2002, compared with 814,000 barrels per day in 2001. The increase reflects a full year of operations for refineries acquired in the Tosco acquisition and four months of operations for the refineries acquired in the merger.

2001 vs. 2000

Net income from the R&M segment increased 67 percent in 2001. On September 14, 2001, ConocoPhillips closed on the acquisition of Tosco. This transaction significantly increased the size of ConocoPhillips' R&M segment and benefited 2001 results. In addition to the Tosco acquisition, R&M's net income benefited from higher gasoline and distillates margins, particularly during the second quarter of 2001. Negatively affecting R&M results for the year were higher utility costs at the company's refineries, resulting from higher natural gas prices experienced in the first half of 2001.

Worldwide crude oil refining capacity utilization was 94 percent in 2001, compared with 90 percent in 2000. The company's refineries produced 814,000 barrels per day of petroleum products in 2001, compared with 365,000 barrels per day in 2000. The increase reflects the Tosco acquisition.

U.S. R&M

2002 vs. 2001

Net income from U.S. R&M operations declined 65 percent in 2002. The decrease was primarily due to lower refining margins, particularly in the Midcontinent and Gulf Coast regions, along with an $84 million after-tax impairment of a tradename and leasehold improvements of certain retail sites. See Note 10 — Impairments in the Notes to Consolidated Financial Statements for additional information on these impairments. These items were partially offset by increased production and sales volumes as a result of the Tosco acquisition and the merger. Net income for 2002 included four months from operations acquired in the merger, and a full year of Tosco operations, while the 2001 results included Tosco operations for only three and one-half months. Results for 2001 included a cumulative effect of a change in accounting principle that increased R&M net income by $26 million. Effective January 1, 2001, ConocoPhillips changed its method of accounting for the costs of major maintenance turnarounds from the accrue-in-advance method to the expense-as-incurred method. Also included in 2001 was a $27 million write-down of inventories to market value.

The crude oil capacity utilization rate for ConocoPhillips' U.S. refineries was 91 percent in 2002, compared with 94 percent in 2001. The lower utilization rate in 2002 reflects increased maintenance turnaround activity in 2002, the impact of tropical storms on the company's Gulf Coast refineries in the third quarter of 2002, and the impact of the loss of Venezuelan crude oil supply in the fourth quarter.

2001 vs. 2000

Net income from the R&M segment's U.S. operations increased 89 percent in 2001, compared with 2000. On September 14, 2001, ConocoPhillips closed on the acquisition of Tosco. This transaction significantly increased the size of ConocoPhillips' U.S. R&M operations and benefited 2001 net income.

In addition to the Tosco acquisition, R&M's earnings benefited from higher gasoline and distillates margins, particularly during the second quarter of 2001, and the accounting change discussed above. Negatively affecting R&M results for the year were higher utility costs at the company's refineries, resulting from higher natural gas prices experienced in the first half of 2001, as well as a $27 million write-down of inventories to market value. The Sweeny refinery's 2001 net income benefited from the coker unit that was started up in late 2000. The coker unit allows for the processing of heavier, lower-cost crude oil, which reduced crude oil purchase costs and contributed to the improved gasoline and distillates margins experienced during 2001.

ConocoPhillips' U.S. refineries (including those acquired in the Tosco acquisition since the acquisition date) processed an average of 686,000 barrels per day of crude oil in 2001, yielding a 94 percent capacity utilization rate. This compares with 303,000 barrels per day and a utilization rate of 90 percent in 2000. The Tosco acquisition accounted for 378,000 barrels per day in 2001.

International R&M

2002 vs. 2001

Net income from international R&M operations increased $3 million in 2002, reflecting the impact of the merger, which added one wholly owned and five joint-venture international refineries. A substantial part of ConocoPhillips' international R&M results are related to its Humber refinery in the United Kingdom, which had a 232,000 barrel per day crude oil processing capacity at December 31, 2002. This refinery was shut down for an extended period of time during the fourth quarter due to a power outage and subsequent downtime, which negatively impacted international R&M's 2002 results.

The crude oil capacity utilization rate for ConocoPhillips' international refineries was 78 percent in 2002, compared with 91 percent in 2001. The lower utilization rate in 2002 reflects the extended shutdown at the Humber refinery noted above.

2001 vs. 2000

Net income from the R&M segment's international operations decreased 93 percent in 2001, compared with 2000, reflecting the late-2000 disposition of the company's 50 percent interest in a refinery in Teesside, England. This was partially offset by the addition of the Whitegate refinery in Ireland as part of the Tosco acquisition in September 2001.

Chemicals

	2002	2001	2000
	Millions of Dollars		
Net Loss	**$ (14)**	(128)	(46)
	Millions of Pounds		
Operating Statistics			
Production*			
Ethylene	**3,217**	3,291	3,574
Polyethylene	**2,004**	1,956	2,230
Styrene	**887**	456	404
Normal alpha olefins	**592**	563	293

** Production volumes for periods after July 1, 2000, include ConocoPhillips' 50 percent share of Chevron Phillips Chemical Company LLC.*

2002 vs. 2001

ConocoPhillips' Chemicals segment consists of its 50 percent equity investment in CPChem, which was formed when the company and ChevronTexaco combined their worldwide chemicals businesses in July 2000.

The Chemicals segment incurred a net loss of $14 million in 2002, compared with a net loss of $128 million in 2001. The worldwide chemicals industry experienced an economic downturn beginning in the second half of 2000, and these difficult conditions remained present through 2001 and 2002. The downturn has been marked by decreased product demand and low product margins across key product lines. The smaller net loss in 2002 was primarily the result of higher margins due to lower operating expenses, feedstock costs and energy prices, partially offset by decreased sales prices.

A fire caused the shutdown of styrene production at CPChem's St. James, Louisiana, facility in February 2001. Production was restored in October 2001. Production volumes for other major product lines were comparable between 2002 and 2001.

The net loss in 2001 included several asset retirements and impairments totaling $84 million after-tax because of depressed economic conditions. A developmental reactor at the Houston Chemical Complex in Pasadena, Texas, was retired; property impairments were recorded on two polyethylene reactors at the Orange chemical plant in Orange, Texas; an ethylene unit was retired at the Sweeny complex in Old Ocean, Texas; an equity affiliate of CPChem recorded a property impairment related to a polypropylene facility; property impairments were taken on the manufacturing facility in Puerto Rico; and the benzene and cyclohexane units at the Puerto Rico facility were retired. In addition, the valuation allowance on the Puerto Rico facility's deferred tax asset related to its net operating losses was increased in 2001 so that the deferred tax assets were fully offset by valuation allowances. Partially offsetting these impairments was a business interruption insurance settlement recorded by CPChem and a favorable deferred tax adjustment, related to the tax basis of its investment, recorded by ConocoPhillips that resulted from an impairment related to the Puerto Rico facility, together totaling $57 million after-tax.

2001 vs. 2000

The Chemicals segment incurred a net loss of $128 million in 2001, compared with a net loss of $46 million in 2000. Global conditions for the chemicals and plastics industry were extremely difficult in 2001. Worldwide economic slowdowns, including a recessionary economy in the United States, led to decreased product demand and low product margins across many key product lines. CPChem's results were negatively affected by low ethylene, polyethylene and aromatics margins, as well as lower ethylene and polyethylene production. In addition to low margins and production volumes, 2001 contained interest charges incurred by CPChem that were not present in the first six months of 2000 prior to the formation of CPChem.

The difficult marketing environment led to several asset retirements and impairments being recorded by CPChem in 2001. Partially offsetting these impairments was a business interruption insurance settlement recorded by CPChem and a favorable deferred tax adjustment recorded by ConocoPhillips that resulted from the Puerto Rico facility impairment, together totaling $57 million after-tax.

The net loss for 2000 included ConocoPhillips' share of a property impairment that CPChem recorded in the fourth quarter related to its Puerto Rico facility. The impairment was required due to the deteriorating outlook for future paraxylene market conditions and a shift in strategic direction at the facility. In addition, a valuation allowance was recorded against a related deferred tax asset. Combined, these two items resulted in a non-cash $180 million after-tax charge to CPChem's earnings. ConocoPhillips' share was $90 million.

Emerging Businesses

	Millions of Dollars		
	2002	2001	2000
Net Loss			
Carbon fibers	**$ (15)**	—	—
Fuels technology	**(16)**	(12)	—
Gas-to-liquids	**(273)**	—	—
Power generation and other	**(6)**	—	—
	$(310)	(12)	—

2002 vs. 2001

The Emerging Businesses segment includes the development of new businesses beyond the company's traditional operations. Emerging Businesses include carbon fibers, natural gas-to-liquids technology, fuels technology and power generation. Prior to the merger, this segment only included Phillips' fuels technology business.

The Emerging Businesses segment posted a net loss of $310 million in 2002, compared with a net loss of $12 million in 2001. Results for 2002 included a $246 million write-off of acquired in-process research and development costs related to Conoco's natural gas-to-liquids and other technologies. In accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method," value assigned to research and development activities in the purchase price allocation that have no alternative future use should be charged to expense at the date of the consummation of the combination. The $246 million charge was the same on both a before-tax and after-tax basis, as there was no tax basis to the assigned value prior to its write-off. The increased number of developing businesses after the merger also contributed to the larger losses in 2002.

ConocoPhillips announced in February 2003 that it will shut down its carbon fibers project, as a result of market, operating and technology uncertainties. At the time of the merger, the company identified these uncertainties facing the carbon fibers project and initiated a strategic update for the new management of the company. In early 2003, the strategic update was completed and management made the decision to shut down the project. In the preliminary purchase price allocation, the company valued the carbon fibers technology at an amount equal to the plant construction costs. In the first quarter of 2003, the company will reduce the preliminary purchase price allocation associated with this project and accrue for shutdown, severance and other related costs that will result in a corresponding net increase in goodwill of $125 million.

2001 vs. 2000

In 2001, the Emerging Businesses segment included the company's development of new fuels technologies. Prior to 2001, these activities were not separately identifiable, and were included in the R&M segment.

Corporate and Other

	Millions of Dollars		
	2002	2001	2000
Net Loss			
Net interest	**$ (396)**	(262)	(278)
Corporate general and administrative expenses	**(173)**	(114)	(87)
Discontinued operations	**(993)**	32	14
Merger-related costs	**(307)**	—	—
Other	**(49)**	(71)	(86)
	$(1,918)	(415)	(437)

2002 vs. 2001

Net interest represents interest expense, net of interest income and capitalized interest. Net interest increased 51 percent in 2002, mainly due to higher debt levels following the Tosco acquisition and the merger of Conoco and Phillips.

Corporate general and administrative expenses increased 52 percent in 2002, primarily due to the impact of the merger. In addition, 2002 also included higher benefit-related costs, primarily from the accelerated vesting of awards under certain long-term compensation plans that occurred at the time of stockholder approval of the merger.

Losses from discontinued operations were $993 million in 2002, compared with income of $32 million in 2001. The 2002 amount included after-tax impairments and loss accruals of $1,077 million associated with the assets held for sale. See Note 4 — Discontinued Operations in the Notes to Consolidated Financial Statements for additional information on the impairments and loss accruals, as well as a description of the assets included in discontinued operations.

Merger-related costs in 2002 included restructuring accruals of $252 million, primarily related to work force reduction charges; change-in-control costs associated with seismic contracts totaling $22 million; and other transition costs of $33 million. Other merger-related costs of $250 million were recorded by the operating segments, bringing total merger-related costs to $557 million after-tax.

The category "Other" consists primarily of items not directly associated with the operating segments on a stand-alone basis, including captive insurance operations, certain foreign currency gains and losses, the tax impact of consolidations, and dividends on the preferred securities of the Phillips 66 Capital Trusts I and II. Results from Other were improved in 2002 primarily due to more favorable foreign currency transactions, and a favorable revaluation and settlement of certain long-term incentive units that were converted into Phillips performance units held by former senior Tosco executives, none of whom are employees of ConocoPhillips. Included in 2002 and 2001 were extraordinary losses on the early retirement of debt totaling $16 million and $10 million, respectively.

2001 vs. 2000

Corporate and Other net loss decreased 5 percent in 2001, compared with 2000, primarily due to lower net interest expense and improved results from discontinued operations partially offset by higher staff costs, contributions, corporate advertising and corporate transportation costs.

Capital Resources and Liquidity
Financial Indicators

	Millions of Dollars Except as Indicated		
	2002	2001	2000
Current ratio	**.9**	1.3	.8
Total debt repayment obligations due within one year	**$ 849**	44	262
Total debt	**$19,766**	8,654	6,884
Mandatorily redeemable preferred securities of trust subsidiaries	**$ 350**	650	650
Other minority interests	**$ 651**	5	1
Common stockholders' equity	**$29,517**	14,340	6,093
Percent of total debt to capital*	**39%**	37	51
Percent of floating-rate debt to total debt	**12%**	20	17

**Capital includes total debt, mandatorily redeemable preferred securities, other minority interests and common stockholders' equity. Expected new accounting rules in 2003 likely will cause mandatorily redeemable preferred securities to be presented as a liability. The increase in ConocoPhillips' debt-to-capital ratio from December 31, 2001, to December 31, 2002, resulted primarily from the merger. In addition to $12 billion of Conoco debt assumed, purchase accounting required the debt to be recorded at fair value at the time of the merger, increasing total debt by an additional $565 million.*

Significant Sources of Capital

During 2002, cash of $4,969 million was provided by operating activities, an increase of $1,407 million from 2001. Cash provided by operating activities before changes in working capital increased $54 million compared with 2001, primarily due to higher dividends from equity affiliates, higher crude oil prices and higher crude oil and natural gas volumes, offset by lower natural gas prices, lower refining margins, higher interest expenses and merger-related costs. Positive working capital changes of $1,184 million were primarily due to an increase in accounts payable, an increase in taxes and other accruals and a decrease in inventories, partially offset by increased receivables. Discontinued operations provided $202 million of operating cash flows in 2002, an increase of $169 million compared to 2001. The increase in 2002 was primarily due to 2002 including a full year of cash flow from a portion of assets acquired in the Tosco acquisition that are now included in discontinued operations.

During 2002, cash and cash equivalents increased $165 million. In addition to the cash provided by operating activities, $815 million was received from the sale of various ConocoPhillips assets; including the sale of exploration and production assets in the Netherlands, assets in Canada and propane terminal assets at Jefferson City, Missouri, and East St. Louis, Illinois. Funds were used to support the company's ongoing capital expenditures program, repay debt and pay dividends. In October 2002, ConocoPhillips' Board of Directors declared a dividend of $.40 per share, payable December 2, 2002, which represented an 11 percent increase in the quarterly dividend.

To meet its liquidity requirements, including funding its capital program, paying dividends and repaying debt, the company looks to a variety of funding sources, primarily cash generated from operating activities. By the end of 2004, however, the company anticipates raising funds of $3 billion to $4 billion, of which approximately $600 million had been raised as of December 31, 2002, from the sale of assets, including those assets required by the FTC to be sold. In December 2002, ConocoPhillips entered into an agreement to sell its Woods Cross refinery and associated marketing assets, subject to state and federal regulatory approvals. Also in December 2002, the company committed to and initiated a plan to sell a substantial portion of its U.S. company-owned retail sites.

While the stability of the company's cash flows from operating activities benefits from geographic diversity and the effects of upstream and downstream integration, the company's operating cash flows remain exposed to the volatility of commodity crude oil and natural gas prices and downstream margins, as well as periodic cash needs to finance tax payments and crude oil, natural gas and petroleum product purchases. The company's primary funding source for short-term working capital needs is a $4 billion commercial paper program, a portion of which may be denominated in euros (limited to euro 3 billion), supported by $4 billion in revolving credit facilities. Commercial paper maturities are generally kept within 90 days. At December 31, 2002, ConocoPhillips had $1,517 million of commercial paper outstanding, of which $206 million was denominated in foreign currencies.

Effective October 15, 2002, ConocoPhillips entered into two new revolving credit facilities to replace the previously existing $2.5 billion Conoco credit facilities, and also amended and restated a prior Phillips revolving credit facility to include ConocoPhillips as a borrower. The company now has a $2 billion 364-day revolving credit facility expiring on October 14, 2003, and two revolving credit facilities totaling $2 billion expiring in October 2006. There were no outstanding borrowings under any of these facilities at December 31, 2002. These credit facilities support the company's $4 billion commercial paper program. ConocoPhillips' Norwegian subsidiary has two $300 million revolving credit facilities that expire in June 2004, under which no borrowings were outstanding as of December 31, 2002.

In addition to the bank credit facilities, ConocoPhillips sells certain credit card and trade receivables to two Qualifying Special Purpose Entities (QSPEs) in revolving-period securitization arrangements. These arrangements provide for ConocoPhillips to sell, and the QSPEs to purchase, certain receivables and for the QSPEs to then issue beneficial interests of up to $1.5 billion to five bank-sponsored entities. At December 31, 2002 and 2001, the company had sold accounts receivable of $1.3 billion and $940 million, respectively. The receivables sold have been sufficiently isolated from ConocoPhillips to qualify for sales treatment. All five bank-sponsored entities are multi-seller conduits with access to the commercial paper market and purchase interests in similar receivables from numerous other companies unrelated to ConocoPhillips. ConocoPhillips has no ownership in any of the bank-sponsored entities and has no voting influence over any bank-sponsored entity's operating and financial decisions. As a result, ConocoPhillips does not consolidate any of these entities. Beneficial interests retained by ConocoPhillips in the pool of receivables held by the QSPEs are subordinate to the beneficial interests issued to the bank-sponsored entities and were measured and recorded at fair value based on the present value of future expected cash flows estimated using management's best estimates concerning the receivables performance, including credit losses and dilution discounted at a rate commensurate with the risks involved to arrive at present value. These assumptions are updated periodically based on actual credit loss experience and market interest rates. ConocoPhillips also retains servicing responsibility related to the sold receivables. The fair value of the servicing responsibility approximates adequate compensation for the servicing costs incurred. ConocoPhillips' retained interest in the sold receivables at December 31, 2002 and 2001, was $1.3 billion and $450 million, respectively. Under accounting principles generally accepted in the United States, the QSPEs are not consolidated by ConocoPhillips. ConocoPhillips retained interest in sold receivables is reported on the balance sheet in accounts and notes receivable. See Note 13 — Sales of Receivables in the Notes to Consolidated Financial Statements for additional information.

On October 9, 2002, ConocoPhillips issued $2 billion of senior unsecured debt securities, consisting of $400 million 3.625% notes due 2007, $1 billion 4.75% notes due 2012, and $600 million 5.90% notes due 2032. The $1,980 million net proceeds of the offering were used to reduce commercial paper, to retire Conoco's $500 million floating rate notes due October 15, 2002, and for general corporate purposes.

Moody's Investor Service has assigned a rating of A3 on ConocoPhillips' senior long-term debt; and Standard and Poors and Fitch have assigned a rating of A-. ConocoPhillips does not have any ratings triggers on any of its corporate debt that would cause an automatic event of default in the event of a downgrade of ConocoPhillips' debt rating and thereby impacting ConocoPhillips' access to liquidity. In the event that ConocoPhillips' credit were to deteriorate to a level that would prohibit ConocoPhillips from accessing the commercial paper market, ConocoPhillips would still be able to access funds under its $4.6 billion revolving credit facilities. Based on ConocoPhillips' year-end commercial paper balance of $1.5 billion, ConocoPhillips had access to $3.1 billion in borrowing capacity as of December 31, 2002, after repaying all outstanding commercial paper, which provides ample liquidity to cover any needs that its businesses may require to cover daily operations.

Other Financing and Off-Balance Sheet Arrangements

During 1996 and 1997, ConocoPhillips formed two statutory business trusts, Phillips 66 Capital I and Phillips 66 Capital II. The company owns all of the common securities of the trusts and the trusts are consolidated by the company. The trusts exist for the sole purpose of issuing preferred securities to outside investors, and investing the proceeds thereof in an equivalent amount of subordinated debt securities of ConocoPhillips. The two trusts were established to raise funds for general corporate purposes. The subordinated debt securities of ConocoPhillips held by the trusts are eliminated in consolidation. The $300 million of 8.24% Trust Originated Preferred Securities issued by Phillips 66 Capital Trust I became callable, at par, $25 per share, during May 2001. On May 31, 2002, ConocoPhillips redeemed all of its outstanding subordinated debt securities held by the Trust, which triggered the redemption of the $300 million of trust preferred securities at par value, $25 per share. The redemption was funded by the issuance of commercial paper. The remaining $350 million of mandatorily redeemable preferred trust securities issued by Phillips 66 Capital Trust II are mandatorily redeemable in 2037, when the subordinated debt securities of ConocoPhillips held by the trust are required to be repaid. The mandatorily redeemable preferred securities are presented in the mezzanine section of the balance sheet. See Note 17 — Preferred Stock and Other Minority Interests in the Notes to Consolidated Financial Statements.

ConocoPhillips also had outstanding, at December 31, 2002, $645 million of equity held by minority interest owners, which provide a preferred return to those minority interest holders. In 1999, Conoco formed Conoco Corporate Holdings L.P. by contributing an office building and four aircraft. The limited partner interest was sold to Highlander Investors L.L.C. for $141 million, which represented an initial net 47 percent interest. Highlander is entitled to a cumulative annual priority return on its investment of 7.86 percent. The net minority interest in Conoco Corporate Holdings was $141 million at December 31, 2002, and is mandatorily redeemable in 2019 or callable without penalty beginning in the fourth quarter of 2004. In 2001, Conoco and Cold Spring Finance S.a.r.l. formed Ashford Energy Capital S.A. through the contribution of cash and a Conoco subsidiary promissory note. Cold Spring Finance S.a.r.l. held a $504 million net minority interest in Ashford Energy at December 31, 2002, and is entitled to a cumulative annual preferred return on its investment, based on three-month LIBOR rates plus 1.27 percent. The preferred return at December 31, 2002, was 2.70 percent. These minority interests are presented in the mezzanine section of the balance sheet. See Note 17 — Preferred Stock and Other Minority Interests in the Notes to Consolidated Financial Statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," and later in 2003, the FASB is expected to issue Statement of Financial Accounting Standards (SFAS) No. 149, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity." The company is evaluating these new pronouncements to determine whether the amounts currently presented in the mezzanine section of the balance sheet will be required to be presented as debt or as equity on the balance sheet. See Note 27 — New Accounting Standards and Note 28 — Variable Interest Entities in the Notes to Consolidated Financial Statements for more information.

The company leases ocean transport vessels, drillships, tank railcars, corporate aircraft, service stations, computers, office buildings, certain refining equipment, and other facilities and equipment. Prior to the acquisition of Tosco and the merger, the company had in place leasing arrangements for tankers, corporate aircraft and the construction of various retail marketing outlets. At December 31, 2002, approximately $730 million had been utilized under those arrangements, which is the total capacity available. At the time the company acquired Tosco, Tosco had in place previously arranged leasing arrangements for various retail stations and two office buildings in Tempe, Arizona. At December 31, 2002, approximately $1.3 billion had been utilized under those arrangements, which is the total capacity available. In addition, at the time of the merger, Conoco had in place leasing arrangements for certain refining equipment, two drillships, and various retail marketing outlets. At December 31, 2002, approximately $370 million had been utilized under those arrangements.

Several of the above leasing arrangements are with special purpose entities (SPEs) that are third-party trusts established by a trustee and funded by financial institutions. Other than those leasing arrangements, ConocoPhillips has no other direct or indirect relationship with the trusts or their investors. Each SPE from which ConocoPhillips leases assets is funded by at least 3 percent substantive, unaffiliated third-party, residual equity capital investment, which is at risk during the entire term of the lease. Changes in market interest rates do have an impact on the periodic amount of lease payments. ConocoPhillips has various purchase options to acquire the leased assets from the SPEs at the end of the lease term, but those purchase options are not required to be exercised by ConocoPhillips under any circumstances. If ConocoPhillips does not exercise its purchase option on a leased asset, the company does have guaranteed residual values, which are due at the end of the lease terms, but those guaranteed amounts would be reduced by the fair market value of the leased assets returned. These various leasing arrangements meet all requirements under generally accepted accounting principles to be treated as operating leases. However, in January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," which will require consolidation in July 2003 of certain SPEs that were created prior to January 31, 2003, and which are still in existence at June 15, 2003. The company is evaluating the new Interpretation to determine whether the assets and debt of the leasing arrangements would be consolidated. See Note 28 — Variable Interest Entities in the Notes to Consolidated Financial Statements for more information. If the company is required to consolidate all of these entities, the assets of the entities and debt of approximately $2.4 billion would be required to be included in the consolidated financial statements. The company's maximum exposure to loss as a result of its involvement with the entities would be the debt of the entity less the fair value of the assets at the end of the lease terms. Of the $2.4 billion debt that would be consolidated, approximately $1.5 billion is associated with a major portion of the company's owned retail stores that the company has announced it plans to sell. As a result of the planned divestiture, the company plans to exercise purchase option provisions during 2003 and terminate various operating leases involving approximately 900 store sites and two office buildings. In addition, see Note 4 — Discontinued Operations in the Notes to Consolidated Financial Statements for details regarding the provisions for losses and penalties recorded in the fourth quarter, 2002 for the planned divestiture. Depending upon the timing of the company's exercise of these purchase options, and the determination of whether or not the lessor entities in these operating leases are variable interest entities requiring consolidation in 2003, some or all of these lessor entities could become consolidated subsidiaries of the company prior to the exercise of the purchase options and termination of the leases. See Note 14 — Guarantees and Note 19 — Non-Mineral Leases in the Notes to Consolidated Financial Statements.

During 2000, ConocoPhillips contributed its midstream gas gathering, processing and marketing business and its worldwide chemicals business to joint ventures with Duke Energy Corporation and ChevronTexaco Corporation, as successor to Chevron Corporation (ChevronTexaco), respectively, forming DEFS and CPChem, respectively. ConocoPhillips owns 30.3 percent of DEFS and 50 percent of CPChem, accounting for its interests in both companies using the equity method of accounting. The capital and financing programs of both of these joint-venture companies are intended to be self-funding.

DEFS supplies a substantial portion of its natural gas liquids to ConocoPhillips and CPChem under a supply agreement that continues until December 31, 2014. This purchase commitment is on an "if-produced, will-purchase" basis so it has no fixed production schedule, but has been, and is expected to be, a relatively stable purchase pattern over the term of the contract. Natural gas liquids are purchased under this agreement at various published market index prices, less transportation and fractionation fees. DEFS also purchases raw natural gas from ConocoPhillips' E&P operations.

ConocoPhillips and CPChem have multiple supply and purchase agreements in place, ranging in initial terms from four to 15 years, with extension options. These agreements cover sales and purchases of refined products, solvents, and petrochemical and natural gas liquids feedstocks, as well as fuel oils and gases. Delivery quantities vary by product, ranging from zero to 100 percent of production capacity at a particular refinery, most at the buyer's option. All products are purchased and sold under specified pricing formulas based on various published pricing indexes, consistent with terms extended to third-party customers.

In the second quarter of 2001, ConocoPhillips and its co-venturers in the Hamaca project secured approximately $1.1 billion in a joint debt financing for their heavy-crude oil project in Venezuela. The Export-Import Bank of the United States provided a guarantee supporting a 17-year-term $628 million bank facility. The joint venture also arranged a $470 million 14-year-term commercial bank facility for the project. Total debt of $947 million was outstanding under these credit facilities at December 31, 2002. ConocoPhillips, through the joint venture, holds a 40 percent interest in the Hamaca project, which is operated on behalf of the co-venturers by Petrolera Ameriven. The proceeds of these joint financings are being used to partially fund the development of the heavy-oil field and the construction of pipelines and a heavy-oil upgrader. The remaining necessary funding will be provided by capital contributions from the co-venturers on a pro rata basis to the extent necessary to successfully complete construction. Once completion certification is achieved, the joint project financings will become non-recourse with respect to the co-venturers and the lenders under those facilities can then look only to the Hamaca project's cash flows for payment.

MSLP is a limited partnership in which ConocoPhillips and PDVSA each own an indirect 50 percent interest. During 1999, MSLP issued $350 million of 8.85 percent bonds due 2019 that ConocoPhillips and PDVSA are joint-and-severally liable for under a construction completion guarantee. The bond proceeds were used to fund construction of a coker, vacuum unit and related facilities at the ConocoPhillips Sweeny refinery plus certain improvements to existing facilities at the same location. MSLP owns and operates the coker and vacuum unit and, in the third quarter of 2000, began processing long residue produced from the Venezuelan Merey crude oil delivered under a supply agreement that ConocoPhillips has with PDVSA. MSLP charges

ConocoPhillips a fee to process the long residue through the vacuum unit and coker. This is the partnership's primary source of revenue. If completion certification is not attained by 2004, the full debt is due. Upon completion certification, the 8.85 percent bonds become non-recourse to the two MSLP partners and the bondholders can then look only to MSLP cash flows for payment.

ConocoPhillips purchased the improvements to existing facilities from MSLP for a price equal to the cost of construction and MSLP provided seller financing. Terms of financing provide for 240 monthly payments of principal and interest commencing September 2000 with interest accruing at a 7 percent annual rate. The principal balance due on the seller financing was $131 million at December 31, 2002, and is included as long-term debt in ConocoPhillips' balance sheet. MSLP pays a monthly access fee to ConocoPhillips for the use of the improvements to the refinery. The access fee equals the monthly principal and interest paid by ConocoPhillips to purchase the improvements from MSLP. To the extent the access fee is not paid by MSLP, ConocoPhillips is not obligated to make payments for the improvements.

During the first quarter of 2002, MSLP issued $25 million of tax-exempt bonds due 2021. This issuance, combined with similar bonds MSLP issued in 1998, 2000, and 2001, bring the total outstanding to $100 million. As a result of the company's support as a primary obligor of a 50 percent share of these MSLP financings, $50 million and $38 million of long-term debt is included in ConocoPhillips' balance sheet at December 31, 2002, and December 31, 2001, respectively.

ConocoPhillips has transactions with many unconsolidated affiliates. Equity affiliate sales and services to ConocoPhillips amounted to $1,545 million in 2002, $1,110 million in 2001 and $1,347 million in 2000. Equity affiliate purchases from ConocoPhillips totaled $1,554 million in 2002, $935 million in 2001 and $1,573 million in 2000. These agreements were not the result of arms-length negotiations. However, ConocoPhillips believes that these contracts are generally at values that are similar to those that could be negotiated with independent third parties.

Capital Requirements

For information about ConocoPhillips' capital expenditures and investments, see "Capital Spending" below.

During 2002 and January 2003, ConocoPhillips redeemed the following notes and funded the redemptions with commercial paper:

- its $250 million 8.86% notes due May 15, 2022, at 104.43 percent;
- its $171 million 7.443% senior unsecured notes due 2004;
- its $250 million 8.49% notes due January 1, 2023, at 104.245 percent; and
- its $181 million SRW Cogeneration Limited Partnership note.

In addition, in April 2003, ConocoPhillips plans to redeem its $250 million 7.92% notes due in 2023 at 103.96 percent.

The following table summarizes the maturities of the drawn balances of the company's various debt instruments, as well as other non-cancelable, fixed or minimum, contractual commitments, as of December 31, 2002:

	Millions of Dollars				
	Payments Due by Period				
Debt and other non-cancelable cash commitments	Total	Up to 1 Year	2-3 Years	4-5 Years	After 5 Years
Total debt*	$19,766	849	2,667	3,827	12,423
Mandatorily redeemable other minority interests and preferred securities	491	—	—	—	491
Operating leases					
Minimum rental payments**	4,101	649	1,025	792	1,635
Sublease offsets	(641)	(129)	(165)	(83)	(264)
Unconditional throughput and processing fee and purchase commitments***	3,785	438	760	598	1,989

*Includes net unamortized premiums and discounts.

**Excludes $383 million in lease commitments that begin upon delivery of five crude oil tankers currently under construction. Delivery is expected in the third and fourth quarters of 2003.

***Represents non-market purchase commitments and obligations to transfer funds in the future for fixed or minimum amounts at fixed or minimum prices under various throughput or tolling agreements.

In addition to the above contractual commitments, the company has various guarantees that have the potential for requiring cash outflows resulting from a contingent event that could require company performance pursuant to a funding commitment to a third or related party. See Note 14 — Guarantees in the Notes to Consolidated Financial Statements for additional details. The following table summarizes the potential amounts and remaining time frames of these direct and indirect guarantees, as of December 31, 2002.

	Millions of Dollars				
	Amount of Expected Guarantee Expiration Per Period				
Direct and indirect guarantees	Total	Up to 1 Year	2-3 Years	4-5 Years	After 5 Years
Construction completion guarantees*	$ 859	418	441	—	—
Guaranteed residual values on leases**	$1,821	196	1,046	145	434
Guarantees of joint-venture debt***	355	54	74	8	219
Other guarantees and indemnifications****	662	121	141	37	363

*Amounts represent ConocoPhillips' maximum future potential payments under construction completion guarantees for debt and bond financing arrangements secured by the Hamaca and Merey Sweeny joint-venture projects in Venezuela and Texas, respectively. The debt is non-recourse to ConocoPhillips upon completion certification of the projects. Figures in the table represent maximum amount due under the guarantee in the event completion certification is not achieved. The Merey Sweeny debt is joint-and-several and included at its gross amount.

**Represents maximum additional amounts that would be due at the end of the term of certain operating leases if the fair value of the leased property was less than the guaranteed amount. See Note 19 — Non-Mineral Leases in the Notes to Consolidated Financial Statements.

***Represents amount of obligations directly guaranteed by the company in the event a guaranteed joint venture does not perform.

****Represents Merey Sweeny, L.P. agreement requirement to pay cash calls as required to meet minimum operating requirements of the venture, in the event revenues do not cover expenses over the next 18 years. Also includes certain potential payments related to two drillships, two LNG vessels, dealer and jobber loan guarantees to support the company's marketing business, a guarantee supporting a lease assignment on a corporate aircraft and guarantees of lease payment obligations for a joint venture. The maximum amount of future payments under tax and general indemnifications from normal ongoing operations is indeterminable.

Capital Spending

Capital Expenditures and Investments

	Millions of Dollars			
	2003 Budget	**2002**	2001	2000**
E&P				
United States — Alaska	$ 704	**706**	965	538
United States — Lower 48	780	**499**	389	413
International	3,433	**2,071**	1,162	726
	4,917	**3,276**	2,516	1,677
Midstream	23	**5**	—	17
R&M				
United States	881	**676**	423	217
International	250	**164**	5	—
	1,131	**840**	428	217
Chemicals	—	**60**	6	67
Emerging Businesses	248	**122**	—	—
Corporate and Other*	173	**85**	66	39
	$ 6,492	**4,388**	3,016	2,017
United States	$ 2,630	**2,043**	1,849	1,264
International	3,862	**2,345**	1,167	753
	$ 6,492	**4,388**	3,016	2,017
Discontinued operations	$ 60	**97**	69	5

**Excludes discontinued operations.*
***Excludes the Alaskan acquisition.*

ConocoPhillips' capital spending for continuing operations for the three-year period ending December 31, 2002, totaled $9.4 billion, excluding the purchase of ARCO's Alaskan businesses in 2000. The company's spending was primarily focused on the growth of its E&P business, with more than 79 percent of total spending for continuing operations in this segment. On March 31, 2000, ConocoPhillips contributed the gas gathering, processing and marketing portion of its then Midstream business to DEFS. On July 1, 2000, ConocoPhillips contributed its Chemicals business to CPChem. The capital programs of these joint-venture companies are intended to be self-funding.

Including approximately $400 million in capitalized interest and $200 million that will be funded by minority interests in the Bayu-Undan gas export project, ConocoPhillips' Board of Directors (Board) has approved $6.5 billion for capital projects and investments for continuing operations in 2003, a 48 percent increase over 2002 capital spending of $4.4 billion. The company plans to direct approximately 75 percent of its 2003 capital budget to E&P and about 17 percent to R&M. The remaining budget will be allocated toward emerging businesses, mainly power generation, and general corporate purposes, with a significant majority related to global integration of systems. Forty-one percent of the budget is targeted for projects in the United States. In addition to the above budget, ConocoPhillips expects to spend about $300 million to exercise purchase options for retail stores and office buildings, which are currently within various lease arrangements.

E&P

Capital spending for continuing operations for E&P during the three-year period ending December 31, 2002, totaled $7.5 billion. The expenditures over the three-year period supported several key exploration and development projects including:

- National Petroleum Reserve — Alaska (NPR-A) and satellite field prospects on Alaska's North Slope;
- the Hamaca heavy-oil project in Venezuela's Orinoco Oil Belt;
- the Peng Lai 19-3 discovery in China's Bohai Bay and additional Bohai Bay appraisal and satellite field prospects;
- the Kashagan field in the north Caspian Sea, offshore Kazakhstan;
- the Jade, Clair and CMS3 developments in the United Kingdom;
- the Bayu-Undan gas recycle project in the Timor Sea;
- acquisition of deepwater exploratory interests in Angola, Nigeria, Brazil, and the U.S. Gulf of Mexico;
- fields in Vietnam;
- Canadian conventional oil and gas projects, as well as expansion of the Syncrude project; and
- fields in Indonesia.

Capital expenditures for construction of the Endeavour Class tankers and an additional interest in the Trans-Alaska Pipeline System were also included in the E&P segment.

ConocoPhillips has contracted to build, for approximately $200 million each, five double-hulled Endeavour Class tankers for use in transporting Alaskan crude oil to the U.S. West Coast. During 2001, the Polar Endeavour, the first Endeavour Class tanker, entered service. The second tanker, the Polar Resolution, entered service in May 2002. The third tanker, the Polar Discovery, was christened on April 13, 2002, and is expected to enter service in 2003. ConocoPhillips expects to add a new Endeavour Class tanker to its fleet each year through 2005, allowing the company to retire older ships and cancel non-operated charters.

In 2002, the company and its co-venturers drilled or participated in 69 development wells at the Alaska Prudhoe Bay field. Also, new equipment was added to increase the efficiency of the field's existing water flood. At the Kuparuk field, 14 new development wells were added, and the Drill Site 3S (Palm) was installed earlier in the year. Production at Palm began in the fourth quarter. At Alpine, nine new development wells were added. Other capital spending at Alpine included facility improvements.

During the fourth quarter of 2001, heavy-crude-oil production began from the Hamaca project in Venezuela's Orinoco Oil Belt. Construction of an upgrader to convert heavy crude into a 26-degree API synthetic crude continues. Completion of the upgrader is expected in 2004. ConocoPhillips owns a 40 percent equity interest in the Hamaca project. ConocoPhillips' other heavy-oil project, Petrozuata, incurred no significant capital expenditures in 2002. In addition to the Hamaca development and Petrozuata, ConocoPhillips submitted a Declaration of Commerciality to the Venezuelan government on the Corocoro oil discovery in the fourth quarter of 2002. Development approval is expected in the first half of 2003, with expenditures to follow later in the year.

In 2002, development activities continued on the company's Peng Lai 19-3 discovery in Block 11/05 in China's Bohai Bay with production beginning late in the fourth quarter of 2002. Technical design activities for the second phase of development continued during 2002.

In 2002, ConocoPhillips and its co-venturers, in conjunction with the government of the Republic of Kazakhstan, declared the Kashagan field on the Kazakhstan shelf in the north Caspian Sea to be commercial. This declaration of commerciality enabled preparation of a development plan for the field. Drilling of the first of five planned appraisal wells was successfully completed in early 2002. Evaluation of test results continues on the second and third wells, drilling operations continue on the fourth, and testing continues on the fifth of these appraisal wells. In May 2002, ConocoPhillips, along with the other remaining co-venturers, completed the acquisition of proportionate interests of other co-venturers rights, which increased ConocoPhillips' ownership interest from 7.14 percent to 8.33 percent. In October 2002, ConocoPhillips and its co-venturers announced a new hydrocarbon discovery in the Kazakhstan sector of the Caspian Sea. An initial test well, the Kalamkas-1, flowed oil. This well is located adjacent to the Kashagan field.

In 2002, development of ConocoPhillips' Jade field, in the U.K. sector of the North Sea, continued with first production occurring in February 2002. A second production well was successfully drilled and began producing during the second quarter of 2002. In the second half of the year, two more production wells were completed and began producing. ConocoPhillips is the operator and holds a 32.5 percent interest in Jade. An exploration well was spudded late in 2002 and drilling operations are continuing into 2003.

In September 2002, ConocoPhillips began production from the Hawksley field in the southern sector of the U.K. North Sea. The Hawksley discovery well, 44/17a-6y, was completed in July 2002 in one of five natural gas reservoirs currently being developed by ConocoPhillips as a single, unitized project. The other reservoirs are McAdam, Murdoch K, Boulton, and Watt. Collectively, they are known as CMS3 due to their utilization of the production and transportation facilities of the ConocoPhillips-operated Caister Murdoch system (CMS). ConocoPhillips is the operator of CMS3 and holds a 59.5 percent interest.

ConocoPhillips' $1.9 billion gross Bayu-Undan gas-recycle project activities continued in the Timor Sea during 2002. This involved the drilling of future production wells from the wellhead platform and the installation of the platform jackets and all in-field flowlines. Fabrication and assembly of two large platform decks continues in Korea, as does work on the multi-product floating, storage and offtake vessel (FSO). At year-end, the project was approximately 69 percent complete. During mid-2003, the decks and FSO will be installed with first gas and commissioning commencing in the third quarter of 2003. Liquid sales will commence in early 2004 with production ramp-up occurring during the first six months of 2004. Activity associated with the Bayu-Undan gas export project, including a pipeline to Darwin and a liquefied natural gas plant, currently is focused on preparation of approval documentation and project design. Construction is expected to start in early 2003, following the Timor Sea Treaty ratification by Australia. ConocoPhillips' direct interest in the unitized Bayu-Undan field was 55.9 percent at year-end 2002. A further 8.25 percent interest was held through Petroz N.L., in which the company had an 89.7 percent stock ownership at year-end. ConocoPhillips has effective voting control over the pipeline and liquefied natural gas plant component of the gas export project and thus plans to consolidate that part of the Bayu-Undan project and present the other venturers as minority interests.

In 2002, ConocoPhillips continued pursuing the goal of increasing its presence in high-potential deepwater areas. ConocoPhillips was the high bidder in the central Gulf of Mexico sale for the Lorien prospect located in Green Canyon Block 199 and was officially awarded the block in 2002. In Brazil, ConocoPhillips acquired joint-venture partners for its two deepwater blocks and purchased additional seismic data. Plans for 2003 include the purchase of additional seismic data and the further evaluation of the two blocks' prospects. In May 2002, initial results showed that the first exploratory well drilled in Block 34, offshore Angola, was a dry hole. In view of this information, ConocoPhillips reassessed the fair value of the remainder of the block and determined that its investment in the block was impaired by $77 million, both before- and after-tax. Further technical analysis of the results of this first well continues. The second of three commitment wells in this block is scheduled for drilling in 2003.

ConocoPhillips entered into a production sharing contract on Oil Prospecting Lease (OPL) 318, deepwater Nigeria, on June 14, 2002, where ConocoPhillips is operator with 50 percent interest. The acquisition of 3-D seismic data on OPL 318 is planned to begin in 2003, with the first exploratory well expected to be drilled in the fourth quarter of 2004.

In the third quarter of 2002, production began from two new wellhead platforms in the Block 15-2 Rang Dong field in Vietnam. These additional platforms increased production from the field from under 6,800 to over 12,400 net barrels per day at year end 2002.

In Canada, total capital expended in 2002 was $136 million. Capital spending for conventional oil and gas properties was $75 million and Syncrude expansion continued with $54 million expended. In addition, the Mackenzie Delta/Parson's Lake project efforts focused on gaining pipeline regulatory approval and acquiring seismic data.

ConocoPhillips continued with the development of key gas fields in the Natuna Sea in Indonesia. Total spending on Block B gas development in the last four months of 2002 was $101 million, including investment in the Belanak floating, production, storage and offtake vessel and wellhead platform, plus wells and pipeline infrastructure required for the newly commenced gas sales to Petronas Malaysia.

ConocoPhillips acquired a 14 percent interest in PT Transportasi Gas Indonesia (TGI) in 2002. The primary assets of TGI are the Grissik-Duri pipeline, which has been in operation since 1998, and the Grissik-Singapore pipeline that is currently under construction with a completion date expected in late 2003. Total funding in 2002 was $54 million, which includes acquisition cost and capital expenditures.

Other capital spending for E&P during the three year-period ended December 31, 2002, supported:

- the Eldfisk waterflood development in Norway;
- the acquisition and development of coalbed-methane and conventional gas prospects and producing properties in the U.S. Lower 48; and
- North Sea prospects in the U.K. and Norwegian sectors, plus other Atlantic Margin wells in the United Kingdom, Greenland and the Faroe Islands.

2003 Capital Budget
E&P's 2003 capital budget for continuing operations is $4.9 billion, 50 percent higher than actual expenditures in 2002. Thirty percent of E&P's 2003 capital budget is planned for the United States. Of that, 47 percent is slated for Alaska.

ConocoPhillips has budgeted $461 million for worldwide exploration capital activities in 2003, with 28 percent of that amount, $131 million allocated for the United States. More than $41 million of the U.S. total will be directed toward the exploration program in Alaska, where wells are planned in the NPR-A and other locations on the North Slope. Outside the United States, significant exploration expenditures are planned in Kazakhstan, Venezuela, the United Kingdom and Norway.

The company plans to spend about $700 million in 2003 for its Alaskan operations. Large capital projects include the ongoing construction of three Endeavour Class tankers; development of the Meltwater, Palm and West Sak fields in the Greater Kuparuk area; development of the Borealis field in the Greater Prudhoe Bay area; as well as the exploratory activity discussed above.

In the Lower 48, capital expenditures will be focused on exploration and continued development of the company's acreage positions in the deepwater Gulf of Mexico, South Texas, the San Juan Basin, the Permian Basin, and the Texas Panhandle. Major deepwater developments include Magnolia, K2, and the Princess fields, while exploration continues using the drillship Pathfinder.

E&P is directing $3.4 billion of its 2003 capital budget to international projects. The majority of these funds will be directed to developing major long-term projects, including the Bayu-Undan liquids development and gas-recycling project in the Timor Sea, the Hamaca heavy-oil project and Corocoro development in Venezuela, additional development of oil and gas reserves in offshore Block B and onshore South Sumatra blocks in Indonesia, Blocks 15-1 and 15-2 in Vietnam, and Bohai Bay in China. In addition, funds will be used to expand the company's positions in the U.K. and Norwegian sectors of the North Sea, Syncrude operations in western Canada and to develop the Surmont heavy-oil project in Canada, and the Kashagan field in the Caspian Sea.

Costs incurred for the years ended December 31, 2002, 2001, and 2000, relating to the development of proved undeveloped oil and gas reserves were $1,631 million, $1,423 million, and $857 million, respectively. As of December 31, 2002, estimated future development costs relating to the development of proved undeveloped oil and gas reserves for the years 2003 through 2005 were projected to be $1,815 million, $939 million, and $539 million, respectively.

R&M
Capital spending for continuing operations for R&M during the three-year period ending December 31, 2002, was primarily for refinery-upgrade projects to improve product yields, to meet new environmental standards, to improve the operating integrity of key processing units, and to install advanced process control technology, as well as for safety projects.

Key significant projects during the three-year period included:
- construction of a polypropylene plant at the Bayway refinery in New Jersey;
- construction on a fluid catalytic cracking (FCC) unit at the Ferndale, Washington, refinery;
- expansion of the alkylation unit at the Los Angeles refinery;
- completion of a coker and continuous catalytic reformer at the company's Sweeny, Texas, refinery;
- capacity expansion and debottlenecking projects at the Borger, Texas, refinery;
- completion of a commercial S Zorb Sulfur Removal Technology (S Zorb) unit at the Borger refinery;
- an expansion of capacity in the Seaway crude-oil pipeline; and
- installation of advanced central control buildings and technologies at the Sweeny and Borger facilities.

Total capital spending for continuing operations for R&M for the three-year period was $1.5 billion, representing approximately 16 percent of ConocoPhillips' total capital spending for continuing operations.

During 2002, construction continued on two major projects: a polypropylene plant at the Bayway refinery in Linden, New Jersey, and an FCC unit at the Ferndale, Washington, refinery. The Bayway polypropylene plant will utilize propylene feedstock from the Bayway refinery to make up to 775 million pounds per year of polypropylene. The plant became operational in March 2003. The FCC unit at Ferndale is expected to be fully operational in the second quarter of 2003 and will enable the refinery to significantly improve gasoline production per barrel of crude input.

In 2002, ConocoPhillips made investments to improve its ability to meet regulatory "clean fuels" requirements throughout its refining system. The company plans to spend approximately $400 million per year for the next two years on clean fuels projects in the United States and already is well ahead of regulatory mandates for producing clean fuel in Europe. In 2002, ConocoPhillips completed a large continuous pilot plant demonstrating S Zorb for diesel, began construction of an S Zorb gasoline unit at its Ferndale, Washington, refinery, and announced its sixth licensing agreement for the use of S Zorb for gasoline and second licensing agreement for the use of S Zorb for diesel. The S Zorb process significantly reduces sulfur content in gasoline or diesel fuel for meeting new government regulations.

In 2002, a major expansion of the alkylation unit at the Los Angeles refinery was completed and as a result, production of non-MTBE (methyl tertiary-butyl ether) gasoline has increased.

2003 Capital Budget
R&M's 2003 capital budget for continuing operations is $1.1 billion, a 35 percent increase over spending of $840 million in 2002. Domestic spending is expected to consume about 80 percent of the R&M budget.

The company plans to direct about $750 million of the R&M capital budget to domestic refining, of which about 45 percent of the expenditures are related to clean fuels, safety and environmental projects. Domestic marketing, transportation and specialty businesses expect to spend about $130 million, with the remaining budget to fund projects in the company's international refining and marketing businesses in Europe and the Asia-Pacific region.

Emerging Businesses
Capital spending for Emerging Businesses during 2002 was primarily for construction of the Immingham combined heat and power cogeneration plant near the company's Humber refinery in

the United Kingdom. Additional investments were made at a domestic power plant in Orange, Texas, and at the company's carbon fibers plant in Ponca City, Oklahoma.

Emerging Businesses' 2003 capital budget of $248 million is primarily dedicated to the continued construction of the Immingham combined heat and power cogeneration plant.

Contingencies

Legal and Tax Matters

ConocoPhillips accrues for contingencies when a loss is probable and the amounts can be reasonably estimated. Based on currently available information, the company believes that it is remote that future costs related to known contingent liability exposures will exceed current accruals by an amount that would have a material adverse impact on the company's financial statements.

All significant litigation arising from the June 23, 1999, flash fire that occurred in a reactor vessel at the K-Resin styrene-butadiene copolymer (SBC) plant at the Houston Chemical Complex has now been resolved.

On March 27, 2000, an explosion and fire occurred at the K-Resin SBC plant due to the overpressurization of an out-of-service butadiene storage tank. One employee was killed and several individuals, including employees of both ConocoPhillips and its contractors, were injured. Additionally, individuals who were allegedly in the area of the Houston Chemical Complex at the time of the incident have claimed they suffered various personal injuries due to exposure to the event. The wrongful death claim and the claims of the most seriously injured workers have been resolved. Currently, there are eight lawsuits pending on behalf of approximately 100 primary plaintiffs. Under the indemnification provisions of subcontracting agreements with Zachry and Brock Maintenance, Inc., ConocoPhillips sought indemnification from these subcontractors with respect to claims made by their employees. Although that plant was contributed to CPChem under the Contribution Agreement, ConocoPhillips retains liability for damages arising out of the incident.

Environmental

ConocoPhillips and each of its various businesses are subject to the same numerous international, federal, state, and local environmental laws and regulations as are other companies in the petroleum exploration and production; and refining, marketing and transportation of crude oil and refined products businesses. The most significant of these environmental laws and regulations include, among others, the:

- Federal Clean Air Act, which governs air emissions;
- Federal Clean Water Act, which governs discharges to water bodies;
- Federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), which imposes liability on generators, transporters, and arrangers of hazardous substances at sites where hazardous substance releases have occurred or are threatened to occur;
- Federal Resource Conservation and Recovery Act (RCRA), which governs the treatment, storage, and disposal of solid waste;
- Federal Oil Pollution Act of 1990 (OPA90) under which owners and operators of onshore facilities and pipelines, lessees or permittees of an area in which an offshore facility is located, and owners and operators of vessels are liable for removal costs and damages that result from a discharge of oil into navigable waters of the United States;
- Federal Emergency Planning and Community Right-to-Know Act (EPCRA) which requires facilities to report toxic chemical inventories with local emergency planning committees and responses departments;
- Federal Safe Drinking Water Act which governs the disposal of wastewater in underground injections wells; and
- U.S. Department of the Interior regulations, which relate to offshore oil and gas operations in U.S. waters and impose liability for the cost of pollution cleanup resulting from the lessee's operations and potential liability for pollution damages.

These laws and their implementing regulations set limits on emissions and, in the case of discharges to water, establish water quality limits. They also, in most cases, require permits in association with new or modified operations. These permits can require an applicant to collect substantial information in connection with the application process, which can be expensive and time-consuming. In addition, there can be delays associated with notice and comment periods and the agency's processing of the application. Many of the delays associated with the permitting process are beyond the control of the applicant.

Many states and foreign countries where ConocoPhillips operates also have, or are developing, similar environmental laws and regulations governing the same types of activities. While similar, in some cases these regulations may impose additional, or more stringent, requirements that can add to the cost and difficulty of marketing or transporting products across state and international borders.

The ultimate financial impact arising from environmental laws and regulations is neither clearly known nor easily determinable as new standards, such as air emission standards, water quality standards and stricter fuel regulations, continue to evolve. However, environmental laws and regulations are expected to continue to have an increasing impact on ConocoPhillips' operations in the United States and in most of the countries in which the company operates. Notable areas of potential impacts include air emission compliance and remediation obligations in the United States. Under the Clean Air Act, the EPA has promulgated a number of stringent limits on air emissions and established a federally mandated operating permit program. Violations of the Clean Air Act are enforceable with civil and criminal sanctions.

The EPA has also promulgated specific rules governing the sulfur content of gasoline, known generically as the "Tier II Sulfur Rules," which become applicable to ConocoPhillips' gasoline as early as 2004. The company is implementing a compliance strategy for meeting the requirements, including the use of ConocoPhillips' proprietary technology known as S Zorb. The company expects to use a combination of technologies to achieve compliance with these rules and has made preliminary estimates of its cost of compliance. These costs will be included in future budgeting for refinery compliance. The EPA has also promulgated sulfur content rules for highway diesel fuel that become applicable in 2006. ConocoPhillips is currently developing and testing an S Zorb system for removing sulfur from diesel fuel. It is anticipated that S Zorb will be used as part of ConocoPhillips' strategy for complying with these rules. Because the company is still evaluating and developing capital strategies for compliance with the rule, ConocoPhillips cannot provide precise cost estimates at this time, but will do so and report these compliance costs as required by law.

Additional areas of potential air-related impacts to ConocoPhillips are the proposed revisions to the National Ambient Air Quality Standards (NAAQS) and the Kyoto Protocol. In July 1997, the EPA promulgated more stringent revisions to the NAAQS for ozone and particulate matter. Since that time, final adoption of these revisions has been the subject of litigation (*American Trucking Association, Inc. et al. v. United States Environmental Protection Agency*) that eventually reached the U.S. Supreme Court during fall 2000. In February 2001, the U.S. Supreme Court remanded this matter, in part, to the EPA to address the implementation provisions relating to the revised ozone NAAQS. If adopted, the revised NAAQS could result in substantial future environmental expenditures for ConocoPhillips.

In 1997, an international conference on global warming concluded an agreement, known as the Kyoto Protocol, which called for reductions of certain emissions that contribute to increases in atmospheric greenhouse gas concentrations. The United States has not ratified the treaty codifying the Kyoto Protocol but may in the future. In addition, other countries where ConocoPhillips has interests, or may have interests in the future, have made commitments to the Kyoto Protocol and are in various stages of formulating applicable regulations. It is not, however, possible to accurately estimate the costs that could be incurred by ConocoPhillips to comply with such regulations, but such expenditures could be substantial.

ConocoPhillips also is subject to certain laws and regulations relating to environmental remediation obligations associated with current and past operations. Such laws and regulations include CERCLA and RCRA and their state equivalents. Remediation obligations include cleanup responsibility arising from petroleum releases from underground storage tanks located at numerous past and present ConocoPhillips owned and/or operated petroleum-marketing outlets throughout the United States. Federal and state laws require that contamination caused by such underground storage tank releases be assessed and remediated to meet applicable standards. In addition to other cleanup standards, many states have adopted cleanup criteria for MTBE for both soil and groundwater. MTBE standards continue to evolve, and future environmental expenditures associated with the remediation of MTBE-contaminated underground storage tank sites could be substantial.

RCRA requires permitted facilities to undertake an assessment of environmental conditions at the facility. If conditions warrant, ConocoPhillips may be required to remediate contamination caused by prior operations. In contrast to CERCLA, which is often referred to as "Superfund," the cost of corrective action activities under the RCRA corrective action program typically is borne solely by ConocoPhillips. Over the next decade, ConocoPhillips anticipates that significant ongoing expenditures for RCRA remediation activities may be required, but such annual expenditures for the near term are not expected to vary significantly from the range of such expenditures the company has experienced over the past few years. Longer term, expenditures are subject to considerable uncertainty and may fluctuate significantly.

ConocoPhillips from time to time receives requests for information or notices of potential liability from the EPA and state environmental agencies alleging that we are a potentially responsible party under CERCLA or an equivalent state statute. On occasion, ConocoPhillips also has been made a party to cost recovery litigation by those agencies or by private parties. These requests, notices and lawsuits assert potential liability for remediation costs at various sites that typically are not owned by ConocoPhillips but allegedly contain wastes attributable to the company's past operations. As of December 31, 2001, the company reported it had been notified of potential liability under CERCLA at 29 sites around the United States. The company also had been notified of potential liability under comparable state laws at 11 sites around the United States. At August 30, 2002, the date of the merger, Conoco had been notified of potential liability under CERCLA and comparable state laws at 24 sites around the United States. At seven of these sites, both Conoco and the company had been notified of potential liability. The resulting total for ConocoPhillips was 57 sites. At December 31, 2002, ConocoPhillips had resolved three of these sites and received four new notices of potential liability, leaving approximately 58 sites where ConocoPhillips has been notified of potential liability.

For most Superfund sites, ConocoPhillips' potential liability will be significantly less than the total site remediation costs because the percentage of waste attributable to ConocoPhillips versus that attributable to all other potentially responsible parties is relatively low. Although liability of those potentially responsible is generally joint and several for federal sites and frequently so for state sites, other potentially responsible parties at sites where ConocoPhillips is a party typically have had the financial strength to meet their obligations, and where they have not, or where potentially responsible parties could not be located, ConocoPhillips' share of liability has not increased materially. Many of the sites at which the company is potentially responsible are still under investigation by the EPA or the state agencies concerned. Prior to actual cleanup, those potentially responsible normally assess site conditions, apportion responsibility and determine the appropriate remediation. In some instances, ConocoPhillips may have no liability or attain a settlement of liability. Actual cleanup costs generally occur after the parties obtain EPA or equivalent state agency approval. There are relatively few sites where ConocoPhillips is a major participant, and neither the cost to ConocoPhillips of remediation at those sites nor such cost at all CERCLA sites in the aggregate is expected to have a material adverse effect on the competitive or financial condition of ConocoPhillips.

Expensed environmental costs were $546 million in 2002 and are expected to be approximately $687 million in 2003 and $717 million in 2004. Capitalized environmental costs were $325 million in 2002 and are expected to be approximately $638 million and $718 million in 2003 and 2004, respectively.

Remediation Accruals

ConocoPhillips accrues for remediation activities when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. These accrued liabilities are not reduced for potential recoveries from insurers or other third parties and are not discounted (except, if assumed in a purchase business combination, such costs are recorded on a discounted basis). Many of these liabilities result from CERCLA, RCRA and similar state laws that require the company to undertake certain investigative and remedial activities at sites where it conducts, or once conducted, operations or at sites where ConocoPhillips-generated waste was disposed. The accrual also includes a number of sites identified by ConocoPhillips that may require environmental remediation, but which are not currently the subject of CERCLA, RCRA or state enforcement activities. If applicable, undiscounted receivables are accrued for probable insurance or other third-party recoveries. In the future, ConocoPhillips may incur significant costs under both CERCLA and RCRA. Considerable uncertainty exists with respect to these costs, and under adverse changes in circumstances, potential liability may exceed amounts accrued as of December 31, 2002.

Remediation activities vary substantially in duration and cost from site to site, depending on the mix of unique site characteristics, evolving remediation technologies, diverse regulatory agencies and enforcement policies, and the presence or absence of potentially liable third parties. Therefore, it is difficult to develop reasonable estimates of future site remediation costs.

At December 31, 2002, ConocoPhillips' balance sheet included a total environmental accrual of $743 million, compared with $439 million at December 31, 2001, an increase of $304 million, primarily resulting from the merger. The majority of these expenditures are expected to be incurred within the next 30 years.

Notwithstanding any of the foregoing and as with other companies engaged in similar businesses, environmental costs and liabilities are inherent in ConocoPhillips' operations and products, and there can be no assurance that material costs and liabilities will not be incurred. However, ConocoPhillips currently does not expect any material adverse effect upon its results of operations or financial position as a result of compliance with environmental laws and regulations.

Other

ConocoPhillips has deferred tax assets related to certain accrued liabilities, alternative minimum tax credits, and loss carryforwards. Valuation allowances have been established for certain foreign and state net operating loss carryforwards that reduce deferred tax assets to an amount that will, more likely than not, be realized. Uncertainties that may affect the realization of these assets include tax law changes and the future level of product prices and costs. Based on the company's historical taxable income, its expectations for the future, and available tax-planning strategies, management expects that the net deferred tax assets will be realized as offsets to reversing deferred tax liabilities and as reductions in future taxable income. The alternative minimum tax credit can be carried forward indefinitely to reduce the company's regular tax liability.

New Accounting Standards

There are a number of new FASB Statements of Financial Accounting Standards (SFAS) and Interpretations that ConocoPhillips implemented either in December 2002 or January 2003, as required: SFAS No. 143, "Accounting for Asset Retirement Obligations;" SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections;" SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities;" SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure;" Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others;" and Interpretation No. 46, "Consolidation of Variable Interest Entities." In addition, in 2003, the FASB is expected to issue SFAS No. 149, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity." For additional information about these, see Note 27 — New Accounting Standards in the Notes to Consolidated Financial Statements, which is incorporated herein by reference.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to select appropriate accounting policies and to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. See Note 1 — Accounting Policies in the Notes to Consolidated Financial Statements for descriptions of the company's major accounting policies. Certain of these accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts would have been reported under different conditions, or if different assumptions had been used.

Oil and Gas Accounting

Accounting for oil and gas exploratory activity is subject to special accounting rules that are unique to the oil and gas industry. The acquisition of geological and geophysical seismic information, prior to the discovery of proved reserves, is expensed as incurred, similar to accounting for research and development costs. However, leasehold acquisition costs and exploratory well costs are capitalized on the balance sheet, pending determination of whether proved oil and gas reserves have been discovered on the prospect.

Property Acquisition Costs

For individually significant leaseholds, management periodically assesses for impairment based on exploration and drilling efforts to date. For leasehold acquisition costs that individually are relatively small, management exercises judgment and determines a percentage probability that the prospect ultimately will fail to find proved oil and gas reserves and pools that leasehold information with others in the geographic area. For prospects in areas that have had limited, or no, previous exploratory drilling, the percentage probability of ultimate failure is normally judged to be quite high. This judgmental percentage is multiplied by the leasehold acquisition cost, and that product is divided by the contractual period of the leasehold to determine a periodic leasehold impairment charge that is reported in exploration expense. This judgmental probability percentage is reassessed and adjusted throughout the contractual period of the leasehold based on favorable or unfavorable exploratory activity on the leasehold or on adjacent leaseholds, and leasehold impairment amortization expense is adjusted prospectively. By the end of the contractual period of the leasehold, the impairment probability percentage will have been adjusted to 100 percent if the leasehold is expected to be abandoned, or will have been adjusted to zero percent if there is an oil or gas discovery that is under development. See the supplemental Oil and Gas Operations disclosures about Costs Incurred and Capitalized Costs for more information about the amounts and geographic locations of costs incurred in acquisition activity, and the amounts on the balance sheet related to unproved properties.

Exploratory Costs

For exploratory wells, drilling costs are temporarily capitalized, or "suspended," on the balance sheet, pending a judgmental determination of whether potentially economic oil and gas reserves have been discovered by the drilling effort. This judgment usually is made within two months of the completion of the drilling effort, but can take longer, depending on the complexity of the geologic structure. Accounting rules require that this judgment be made at least within one year of well completion. If a judgment is made that the well did not encounter potentially economic oil and gas quantities, the well costs are expensed as a dry hole and are reported in exploration expense. Exploratory wells that are judged to have discovered potentially economic quantities of oil and gas and that are in areas where a major capital expenditure (e.g., a pipeline or offshore platform) would be required before production could begin, and where the economic viability of that major capital expenditure depends upon the successful completion of further exploratory work in the area, remain capitalized on the balance sheet as long as additional exploratory appraisal work is under way or firmly planned. For complicated offshore exploratory discoveries, it is not unusual to have exploratory wells remain suspended on the balance sheet for several years while the company performs additional appraisal drilling and seismic work on the potential oil and gas field. Unlike leasehold acquisition costs, there is no periodic impairment assessment of suspended exploratory well costs. Management continuously monitors the results of the additional appraisal drilling and seismic work and expenses the suspended well costs as dry holes when it judges that the potential field does not warrant further exploratory efforts in the near term. See the supplemental Oil and Gas Operations disclosures about Costs Incurred and Capitalized Costs for more information about the amounts and geographic locations of costs incurred in exploration activity and the amounts on the balance sheet related to unproved properties, as well as the Wells In Progress disclosure for the number and geographic location of wells not yet declared productive or dry.

Proved Oil and Gas Reserves

Engineering estimates of the quantities of recoverable oil and gas reserves in oil and gas fields are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information. Despite the inherent imprecision in these engineering estimates, accounting rules require supplemental disclosure of "proved" oil and gas reserve estimates due to the importance of these estimates to better understanding the perceived value and future cash flows of a company's oil and gas operations. The judgmental estimation of proved oil and gas reserves is also important to the income statement because the proved oil and gas reserve estimate for a field serves as the denominator in the unit-of-production calculation of depreciation, depletion and amortization of the capitalized costs for that field. There are several authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved." The company's reservoir engineering department has policies and procedures in place that are consistent with these authoritative guidelines. The company has qualified and experienced internal engineering personnel who make these estimates. Proved reserve estimates are updated annually and take into account recent production and seismic information about each field. Also, as required by authoritative guidelines, the estimated future date when a field will be permanently shut-in for economic reasons is based on an extrapolation of oil and gas prices and operating costs prevalent at the balance sheet date. This estimated date when production will end affects the amount of estimated recoverable reserves. Therefore, as prices and cost levels change from year to year, the estimate of proved reserves also changes.

Canadian Syncrude Reserves

Canadian Syncrude proven reserves cannot be measured precisely. Reserve estimates of Canadian Syncrude are based on subjective judgments involving geological and engineering assessments of in-place crude bitumen volume, the mining plan, historical extraction recovery and upgrading yield factors, installed plant operating capacity and operating approval limits. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data and the efficiency of extracting the bitumen and upgrading it into a light sweet crude oil. Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense.

Impairment of Assets

Long-lived assets used in operations are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. Individual assets are grouped for impairment purposes based on a judgmental assessment of the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets — generally on a field-by-field basis for exploration and production assets, at an entire complex level for downstream assets, or at a site level for retail stores. Because there usually is a lack of quoted market prices for long-lived assets, the fair value usually is based on the present values of expected future cash flows using discount rates commensurate with the risks involved in the asset group. The expected future cash flows used for impairment reviews and related fair value calculations are based on judgmental assessments of future production volumes, prices and costs, considering all available information at the date of review. See Note 10 — Impairments in the Notes to Consolidated Financial Statements.

Dismantlement, Removal and Environmental Costs

Under various contracts, permits and regulations, the company has material legal obligations to remove tangible equipment and restore the land or seabed at the end of operations at production sites. The largest asset removal obligations facing ConocoPhillips involve removal and disposal of offshore oil and gas platforms around the world, and oil and gas production facilities and pipelines in Alaska. The estimated undiscounted costs, net of salvage values, of dismantling and removing these facilities are accrued, using primarily the unit-of-production method, over the productive life of the asset. Estimating the future asset removal costs necessary for this accounting calculation is difficult. Most of these removal obligations are many years in the future and the contracts and regulations often have vague descriptions of what removal practices and criteria will have to be met when the removal event actually occurs. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations. See Note 11 — Accrued Dismantlement, Removal and Environmental Costs in the Notes to Consolidated Financial Statements.

Business Acquisitions

Purchase Price Allocation

Accounting for the acquisition of a business requires the allocation of the purchase price to the various assets and liabilities of the acquired business. For most assets and liabilities, purchase price allocation is accomplished by recording the asset or liability at its estimated fair value. The most difficult estimations of individual fair values are those involving properties, plants and equipment and identifiable intangible assets. The company uses all available information to make these fair value determinations and, for major business acquisitions, typically engages an outside appraisal firm to assist in the fair value determination of the acquired long-lived assets. The company has, if necessary, up to one year after the acquisition closing date to finish these fair value determinations and finalize the purchase price allocation.

Intangible Assets and Goodwill

In connection with the acquisition of Tosco Corporation on September 14, 2001, and the merger on August 30, 2002, the company recorded material intangible assets for tradenames, air emission permit credits, and permits to operate refineries. These intangible assets were determined to have indefinite useful lives and so are not amortized. This judgmental assessment of an indefinite useful life has to be continuously evaluated in the future. If, due to changes in facts and circumstances, management determines that these intangible assets then have definite useful lives, amortization will have to commence at that time on a prospective basis. As long as these intangible assets are judged to have indefinite lives, they will be subject to periodic lower-of-cost-or-market tests, which requires management's judgment of the estimated fair value of these intangible assets. See Note 6 — Acquisition of Tosco Corporation, Note 3 — Merger of Conoco and Phillips, and Note 10 — Impairments in the Notes to Consolidated Financial Statements.

Also in connection with the acquisition of Tosco and the merger, the company recorded a material amount of goodwill. Under the accounting rules for goodwill, this intangible asset is not amortized. Instead, goodwill is subject to annual reviews for impairment based on a two-step accounting test. The first step is to compare the estimated fair value of any reporting units within the company that have recorded goodwill with the recorded net book value (including the goodwill) of the reporting unit. If the estimated fair value of the reporting unit is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required that year. If, however, the estimated fair value of the reporting unit is below the recorded net book value, then a second step must be performed to determine the amount of the goodwill impairment to record, if any. In this second step, the estimated fair value from the first step is used as the purchase price in a hypothetical new acquisition of the reporting unit. The various purchase business combination rules are followed to determine a hypothetical purchase price allocation for the reporting unit's assets and liabilities. The residual amount of goodwill that results from this hypothetical purchase price allocation is compared with the recorded amount of goodwill for the reporting unit, and the recorded amount is written down to the hypothetical amount if lower. Because quoted market prices for the company's reporting units are not available, management has to apply judgment in determining the estimated fair value of its reporting units for purposes of performing the first step of this periodic goodwill impairment test. Management uses all available information to make these fair value determinations and may engage an outside appraisal firm for assistance. In addition, if the first test step is not met, further judgment has to be applied in determining the fair values of individual assets and liabilities for purposes of the hypothetical purchase price allocation. Again, management has to use all available information to make these fair value determinations and may engage an outside appraisal firm for assistance. At year-end 2002, the estimated fair values of the company's domestic refining and marketing reporting units, excluding those acquired in the merger and those included in discontinued operations, were more than 10 percent higher than the recorded net book values (including the Tosco goodwill) of the reporting units. However, a lower fair value estimate in the future could result in impairment of the remaining $2.4 billion of Tosco goodwill. The allocation of goodwill attributable to the ConocoPhillips merger to reporting units, and its sensitivity to future impairment, will occur after the final allocation of the purchase price in 2003.

Inventory Valuation

Prior to the acquisition of Tosco in September 2001 and the merger in August 2002, the company's inventories on the last-in, first-out (LIFO) cost basis were predominantly reflected on the balance sheet at historical cost layers established many years ago, when price levels were much lower. Therefore, prior to 2001, the company's LIFO inventories were relatively insensitive to current price level changes. However, the acquisition of Tosco and the merger added LIFO cost layers that were recorded at replacement cost levels prevalent in late September 2001 and August 2002, respectively. As a result, the company's LIFO cost inventories are now much more sensitive to lower-of-cost-or-market impairment write-downs, whenever price levels fall. ConocoPhillips recorded a LIFO inventory lower-of-cost-or-market impairment in the fourth quarter of 2001 due to a crude oil price deterioration. While crude oil is not the only product in the company's LIFO pools, its market value is a major factor in lower-of-cost-or-market calculations. The company estimates that additional impairments could occur if a 60 percent/40 percent blended average of West Texas Intermediate/Brent crude oil prices falls below $21.75 per barrel at a reporting date. The determination of replacement cost values for the lower-of-cost-or-market test uses objective evidence, but does involve judgment in determining the most appropriate objective evidence to use in the calculations.

Projected Benefit Obligations

Determination of the projected benefit obligations for the company's defined benefit pension and postretirement plans are important to the recorded amounts for such obligations on the balance sheet and to the amount of benefit expense in the income statement. This also impacts the required company contributions into the plans. The actuarial determination of projected benefit obligations and company contribution requirements involves judgment about uncertain future events, including estimated retirement dates, salary levels at retirement, mortality rates, lump-sum election rates, rates of return on plan assets, future health care cost-trend rates, and rates of utilization of health care services by retirees. Due to the specialized nature of these calculations, the company engages outside actuarial firms to assist in the determination of these projected benefit obligations. For Employee Retirement Income Security Act-qualified pension plans, the actuary exercises fiduciary care on behalf of plan participants in the determination of the judgmental assumptions used in determining required company contributions into plan assets. Due to differing objectives and requirements between financial accounting rules and the pension plan funding regulations promulgated by governmental agencies, the actuarial methods and assumptions for the two purposes differ in certain important respects. Ultimately, the company will be required to fund all promised benefits under pension and postretirement benefit plans not funded by plan assets or investment returns, but the judgmental assumptions used in the actuarial calculations significantly affect periodic financial statements and funding patterns over time. Benefit expense is particularly sensitive to the discount rate and return on plan assets assumptions. A 1 percent decrease in the discount rate would increase annual benefit expense by $79 million, while a 1 percent decrease in the return on plan assets assumption would increase annual benefit expense by $21 million.

Outlook

As a condition to the merger, the U.S. Federal Trade Commission (FTC) required that both Conoco and Phillips divest certain assets. In the fourth quarter of 2002, the propane terminal assets at Jefferson City, Missouri, and East St. Louis, Illinois, were sold and ConocoPhillips agreed to sell its Woods Cross business unit in Salt Lake City, Utah, plus associated assets. See Note 4 — Discontinued Operations in the Notes to Consolidated Financial Statements for a list of the remaining assets held for sale.

In December 2002, ConocoPhillips committed to and initiated a plan to sell a substantial portion of its company-owned retail sites. In connection with the anticipated sale, the company, in the fourth quarter, recorded charges totaling $1,412 million before-tax, $1,008 million after-tax, primarily related to the impairment of properties, plants and equipment; goodwill; intangible assets and provision for losses and penalties to unwind various lease arrangements. The company expects to complete the sale of the sites in 2003.

In December of 2002, political unrest in Venezuela caused economic and other disruptions which shut down most oil production in Venezuela, including the company's Petrozuata, Hamaca and Gulf of Paria operations. At ConocoPhillips' Petrozuata joint venture, operations were closed down on December 15, 2002, due to shortages of hydrogen and natural gas (required for processing and fuel). Prior to the disruptions, Petrozuata was producing and processing approximately 120,000 gross (60,000 net) barrels of extra-heavy crude oil per day. Similarly, the disruptions have impacted development production and construction progress at the Hamaca joint-venture project. Construction of the Hamaca upgrader continues, although at a reduced rate. Difficulty in obtaining supplies has been the primary impediment. Production was shut in on December 6, 2002. Prior to the disruptions, Hamaca was producing approximately 55,000 gross (18,000 net) barrels of extra-heavy crude per day. In addition, the crude oil produced by Petrozuata is used as feedstock for ConocoPhillips' Lake Charles, Louisiana, refinery and a Venezuelan refinery operated by PDVSA. In December 2002, ConocoPhillips substituted about 1.2 million crude barrels for its Lake Charles refinery. At the company's Sweeny refinery, crude throughputs were reduced slightly due to short supply of Merey Venezuelan crude oil. Overall, there was minimum impact to net income; however, it could reduce net income $30 million to $50 million per month in 2003 as long as production at Petrozuata and Hamaca is shut in. Limited production began from Hamaca and Petrozuata in February 2003.

On March 12, 2002, ConocoPhillips announced that it had signed a Heads of Agreement (LNG HOA) with The Tokyo Electric Power Company, Incorporated (TEPCO) and Tokyo Gas Co., Ltd. (Tokyo Gas) that would enable Phase II, which involves the export and sale of natural gas, of the Bayu-Undan field development to proceed upon resolution of certain legal, regulatory and fiscal issues. The Timor Sea Treaty (Treaty) was ratified by Timor-Leste′ (formerly East Timor) in December 2002 and by Australia in March 2003 and is subject to certain procedural events before it is fully effective. The Treaty will allow the issuance of new production sharing contracts to the existing contractors in the Bayu-Undan unit, which when combined with expected approval of the Development Plan and the expected enactment of certain Timor-Leste′ legislation will provide the legal, regulatory and fiscal basis necessary to proceed with the gas project. Under the terms of the LNG HOA with TEPCO and Tokyo Gas, TEPCO and Tokyo Gas will purchase 3 million tons per year of liquefied natural gas (LNG) for a period of 17 years, utilizing natural gas from the Bayu-Undan field. Shipments would begin in 2006, from an LNG facility near Darwin, Australia, utilizing ConocoPhillips' Optimized Cascade liquefied natural gas process.

In 2003, ConocoPhillips expects worldwide production of approximately 1.55 million barrels of oil equivalent per day from currently proved reserves. Improvements for the year are expected to come from the United Kingdom, Norway and China. These improvements will be offset by decreases in the U.S. Lower 48 and Canada as a result of the disposition of assets, as well as the impact of the disruptions in Venezuela. In R&M, crude oil throughputs in 2003 are expected to average approximately 2.5 million barrels per day.

Crude oil and natural gas prices are subject to external factors over which the company has no control, such as global economic conditions, political events, demand growth, inventory levels, weather, competing fuels prices and availability of supply. Crude oil prices increased significantly during 2002 due to production restraint by major exporting countries serving to rebalance inventories, supply concerns resulting from Middle East tensions, tropical storms in the U.S. Gulf of Mexico temporarily shutting in oil production and shipping, and the disruptions in Venezuela. Global oil demand is starting to recover on a year-over-year basis, compared with the declines that resulted from the U.S. recession and the events of September 11, 2001. However, the pace of improvement will depend on a continuation of the economic recovery in the United States and globally. Conflicts in oil-producing countries and uncertainties surrounding the global economic recovery could keep prices volatile in 2003. U.S. natural gas prices strengthened considerably at the end of the third quarter and remained strong in the fourth quarter stemming from growing natural gas supply concerns, rising oil prices and an increased demand due to the weather. Supply concerns arose from the decline in domestic gas production and Canadian imports versus 2001, and tropical storms temporarily shutting in production in the Gulf of Mexico.

Refining margins are subject to movements in the price of crude oil and other feedstocks, and the prices of petroleum products, which are subject to market factors over which the company has no control, such as the U.S. and global economies; government regulations; seasonal factors that affect demand, such as the summer driving months; and the levels of refining output and product inventories. Global refining margins remained depressed during much of 2002 due to weak oil demand, relatively high levels of gasoline and distillate inventories and strengthening crude prices, which increased feedstock costs. As a result of tropical storms in the Gulf of Mexico, industry refining crude oil runs were temporarily reduced, which caused product inventory draws in the United States and improved refining margins modestly. Refining and marketing margins can be expected to improve when the U.S. and global economies recover.

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This annual report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the words "expects," "anticipates," "intends," "plans," "projects," "believes," "estimates" and similar expressions.

ConocoPhillips has based the forward-looking statements relating to its operations on its current expectations, estimates and projections about ConocoPhillips and the industries in which it operates in general. ConocoPhillips cautions you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that the company cannot predict. In addition, ConocoPhillips has based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, ConocoPhillips' actual outcomes and results may differ materially from what the company has expressed or forecast in the forward-looking statements. Any differences could result from a variety of factors, including the following:

- fluctuations in crude oil, natural gas and natural gas liquids prices, refining and marketing margins and margins for ConocoPhillips' chemicals business;
- changes in the business, operations, results and prospects of ConocoPhillips;
- the operation and financing of ConocoPhillips' midstream and chemicals joint ventures;
- potential failure to realize fully or within the expected time frame the expected cost savings and synergies from the combination of Conoco and Phillips;
- costs or difficulties related to the integration of the businesses of Conoco and Phillips, as well as the continued integration of businesses recently acquired by each of them;
- potential failure or delays in achieving expected reserve or production levels from existing and future oil and gas development projects due to operating hazards, drilling risks and the inherent uncertainties in predicting oil and gas reserves and oil and gas reservoir performance;
- unsuccessful exploratory drilling activities;
- failure of new products and services to achieve market acceptance;
- unexpected cost increases or technical difficulties in constructing or modifying facilities for exploration and production projects, manufacturing or refining;
- unexpected difficulties in manufacturing or refining ConocoPhillips' refined products, including synthetic crude oil, and chemicals products;

- lack of, or disruptions in, adequate and reliable transportation for ConocoPhillips' crude oil, natural gas and refined products;
- inability to timely obtain or maintain permits, comply with government regulations or make capital expenditures required to maintain compliance;
- potential disruption or interruption of ConocoPhillips' facilities due to accidents, political events or terrorism;
- international monetary conditions and exchange controls;
- liability for remedial actions, including removal and reclamation obligations, under environmental regulations;
- liability resulting from litigation;
- general domestic and international economic and political conditions, including armed hostilities and governmental disputes over territorial boundaries;
- changes in tax and other laws or regulations applicable to ConocoPhillips' business; and
- inability to obtain economical financing for exploration and development projects, construction or modification of facilities and general corporate purposes.

Quantitative and Qualitative Disclosures About Market Risk

Financial Instrument Market Risk

ConocoPhillips and certain of its subsidiaries hold and issue derivative contracts and financial instruments that expose cash flows or earnings to changes in commodity prices, foreign exchange rates or interest rates. The company may use financial and commodity-based derivative contracts to manage the risks produced by changes in the prices of electric power, natural gas, and crude oil and related products, fluctuations in interest rates and foreign currency exchange rates, or to exploit market opportunities.

With the completion of the merger on August 30, 2002, the derivatives policy adopted during the third quarter of 2001 is no longer in effect; however, the ConocoPhillips Board of Directors has approved an "Authority Limitations" document that prohibits the use of highly leveraged derivatives or derivative instruments without sufficient liquidity for comparable valuations without approval from the Chief Executive Officer. The Authority Limitations document also authorizes the Chief Executive Officer to establish the maximum Value at Risk (VaR) limits for the company. Compliance with these limits is monitored daily. The function of the Risk Management Steering Committee, monitoring the use and effectiveness of derivatives, was assumed by the Chief Financial Officer for risks resulting from foreign currency exchange rates and interest rates, and by the Executive Vice President of Commercial, a new position that reports to the Chief Executive Officer, for commodity price risk. ConocoPhillips' Commercial Group manages commercial marketing, optimizes the commodity flows and positions of the company, monitors related risks of the company's upstream and downstream businesses, and selectively takes price risk to add value.

Commodity Price Risk

ConocoPhillips operates in the worldwide crude oil, refined product, natural gas, natural gas liquids, and electric power markets and is exposed to fluctuations in the prices for these commodities. These fluctuations can affect the company's revenues as well as the cost of operating, investing, and financing activities. Generally, the company's policy is to remain exposed to market prices of commodities; however, executive management may elect to use derivative instruments to hedge the price risk of the company's equity crude oil and natural gas production, as well as refinery margins.

The ConocoPhillips' Commercial Group uses futures, forwards, swaps, and options in various markets to optimize the value of the company's supply chain, which may move the company's risk profile away from market average prices to accomplish the following objectives:

- Balance physical systems. In addition to cash settlement prior to contract expiration, exchange traded futures contracts may also be settled by physical delivery of the commodity, providing another source of supply to meet the company's refinery requirements or marketing demand;
- Meet customer needs. Consistent with the company's policy to generally remain exposed to market prices, the company uses swap contracts to convert fixed-price sales contracts, which are often requested by natural gas and refined product consumers, to a floating market price;
- Manage the risk to the company's cash flows from price exposures on specific crude oil, natural gas, refined product and electric power transactions; and
- Enable the company to use the market knowledge gained from these activities to do a limited amount of trading not directly related to the company's physical business. For the 12 months ended December 31, 2002 and 2001, the gains or losses from this activity were not material to the company's cash flows or income from continuing operations.

ConocoPhillips uses a VaR model to estimate the loss in fair value that could potentially result on a single day from the effect of adverse changes in market conditions on the derivative financial instruments and derivative commodity instruments held or issued, including commodity purchase and sales contracts recorded on the balance sheet at December 31, 2002, as derivative instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Using Monte Carlo simulation, a 95 percent confidence level and a one-day holding period, the VaR for those instruments issued or held for trading purposes at December 31, 2002 and 2001, was $0.7 million at each year-end. The VaR for instruments held for purposes other than trading at December 31, 2002 and 2001, was $2 million and $1.7 million, respectively.

Interest Rate Risk

The following tables provide information about the company's financial instruments that are sensitive to changes in interest rates. The debt tables present principal cash flows and related weighted-average interest rates by expected maturity dates; the derivative table shows the notional quantities on which the cash flows will be calculated by swap termination date. Weighted-average variable rates are based on implied forward rates in the yield curve at the reporting date. The carrying amount of the company's floating-rate debt approximates its fair value. The fair value of the fixed-rate financial instruments is estimated based on quoted market prices.

	Millions of Dollars Except as Indicated					
	Debt				Mandatorily Redeemable Other Minority Interests and Preferred Securities	
Expected Maturity Date	Fixed Rate Maturity	Average Interest Rate	Floating Rate Maturity	Average Interest Rate	Fixed Rate Maturity	Average Interest Rate
Year-End 2002						
2003	**$ 762**	**7.99%**	**$ 706**	**2.60%**	**$ —**	**—%**
2004	**1,362**	**5.91**	**—**	**—**	**—**	**—**
2005	**1,169**	**8.49**	**—**	**—**	**—**	**—**
2006	**1,507**	**5.82**	**1,517**	**4.54**	**—**	**—**
2007	**613**	**4.88**	**—**	**—**	**—**	**—**
Remaining years	**10,740**	**6.95**	**691**	**6.02**	**491**	**7.96**
Total	**$16,153**		**$2,914**		**$ 491**	
Fair value	**$17,930**		**$2,914**		**$ 516**	
Year-End 2001						
2002	$ 43	9.31%	$ —	—%	$ —	—%
2003	255	7.60	—	—	—	—
2004	6	7.02	—	—	—	—
2005	1,155	8.49	—	—	—	—
2006	246	7.61	1,081	7.06	—	—
Remaining years	5,134	7.99	625	6.86	650	8.11
Total	$ 6,839		$1,706		$ 650	
Fair value	$ 7,469		$1,706		$ 662	

	Interest Rate Derivatives at December 31, 2002		
	Floating-to-Fixed		
Expected Maturity Date	Notional	Average Pay Rate	Average Receive Rate
2003	**$500**	**3.41%**	**2.56%**
2004	**—**	**—**	**—**
2005	**—**	**—**	**—**
2006	**166**	**5.85**	**4.76**
2007	**—**	**—**	**—**
Remaining years	**—**	**—**	**—**
Total	**$666**		
Fair value loss position	**$ 22**		

Foreign Currency Risk

ConocoPhillips has foreign currency exchange rate risk resulting from operations in over 40 countries around the world. ConocoPhillips does not comprehensively hedge the exposure to currency rate changes, although the company may choose to selectively hedge exposures to foreign currency rate risk. Examples include firm commitments for capital projects, certain local currency tax payments and dividends, and cash returns from net investments in foreign affiliates to be remitted within the coming year.

At December 31, 2002, ConocoPhillips had the following significant foreign currency derivative contracts:

- approximately $194 million in foreign currency swaps hedging the company's European commercial paper program, with a fair value of $7.1 million;
- approximately $536 million in foreign currency swaps hedging short-term intercompany loans between U.K. subsidiaries and a U.S. subsidiary, with a fair value of $9 million; and
- approximately $24 million in foreign currency swaps hedging the company's firm purchase and sales commitments for gasoline in Germany, with a negative fair value of $4 million.

Although these swaps hedge exposures to fluctuations in exchange rates, the company elected not to utilize hedge accounting as allowed by SFAS No. 133. As a result, the change in the fair value of these foreign currency swaps is recorded directly in earnings. Assuming an adverse hypothetical 10 percent change in the December 31, 2002, exchange rates, the potential foreign currency remeasurement loss in non-cash pretax earning from these swaps, intercompany loans, and commercial paper would be approximately $3 million.

In addition to the intercompany loans discussed above, at December 31, 2002 and 2001, U.S. subsidiaries held long-term sterling-denominated intercompany receivables totaling $152 million and $191 million, respectively, due from a U.K. subsidiary. The U.K. subsidiary also held a dollar-denominated long-term receivable due from a U.S. subsidiary with no balance at December 31, 2002, and a $75 million balance at December 31, 2001. A Norwegian subsidiary held $198 million and $79 million of intercompany U.S. dollar-denominated receivables due from its U.S. parent at December 31, 2002 and 2001, respectively. Also at year-end 2001, a foreign subsidiary with the U.S. dollar as its functional currency owed a $9 million Norwegian kroner-denominated payable to a Norwegian subsidiary. The potential foreign currency remeasurement gains or losses in non-cash pretax earnings from a hypothetical 10 percent change in the year-end 2002 and 2001 exchange rates from these intercompany balances were $35 million and $21 million, respectively.

For additional information about the company's use of derivative instruments, see Note 16 — Derivative Instruments in the Notes to Consolidated Financial Statements.

Selected Financial Data

	Millions of Dollars Except Per Share Amounts				
	2002	2001	2000	1999	1998
Sales and other operating revenues*	**$56,748**	24,892	22,155	14,988	12,853
Income from continuing operations*	**714**	1,611	1,848	604	228
Per common share					
Basic	**1.48**	5.50	7.26	2.39	.88
Diluted	**1.47**	5.46	7.21	2.37	.88
Net income (loss)	**(295)**	1,661	1,862	609	237
Per common share					
Basic	**(.61)**	5.67	7.32	2.41	.92
Diluted	**(.61)**	5.63	7.26	2.39	.91
Total assets	**76,836**	35,217	20,509	15,201	14,216
Long-term debt*	**18,917**	8,610	6,622	4,271	4,106
Mandatorily redeemable other minority interests and preferred securities	**491**	650	650	650	650
Cash dividends declared per common share	**1.48**	1.40	1.36	1.36	1.36

**Restated to exclude discontinued operations.*

See Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of factors that will enhance an understanding of this data. The following transactions affect the comparability of the amounts included in the table above:

- the merger of Conoco and Phillips in 2002;
- the acquisition of Tosco Corporation in 2001;
- the acquisition of Atlantic Richfield Company's Alaskan operations in 2000; and
- the contribution of a significant portion of the company's midstream and chemicals businesses into joint ventures accounted for using equity-method accounting in 2000.

Selected Quarterly Financial Data

	Millions of Dollars				Per Share of Common Stock			
					Income (Loss) Before Extraordinary Items and Cumulative Effect of Change in Accounting Principle		Net Income (Loss)	
	Sales and Other Operating Revenues*	Income from Continuing Operations Before Income Taxes*	Income (Loss) Before Extraordinary Items and Cumulative Effect of Change in Accounting Principle	Net Income (Loss)	Basic	Diluted	Basic	Diluted
2002								
First	**$ 8,431**	**51**	**(102)**	**(102)**	**(.27)**	**(.27)**	**(.27)**	**(.27)**
Second	**10,414**	**678**	**366**	**351**	**.95**	**.95**	**.91**	**.91**
Third	**14,557**	**312**	**(116)**	**(116)**	**(.24)**	**(.24)**	**(.24)**	**(.24)**
Fourth	**23,346**	**1,123**	**(427)**	**(428)**	**(.63)**	**(.63)**	**(.63)**	**(.63)**
2001								
First	$ 5,160	1,019	488	516	1.91	1.90	2.02	2.01
Second	5,179	1,198	619	619	2.42	2.40	2.42	2.40
Third	5,808	699	374	364	1.35	1.34	1.31	1.30
Fourth	8,745	339	162	162	.42	.42	.42	.42

**Restated to exclude discontinued operations. See Management's Discussion and Analysis and Note 4 — Discontinued Operations in the Notes to Consolidated Financial Statements for additional information. Sales and other operating revenues include excise taxes on petroleum products sales.*

Quarterly Common Stock Prices and Cash Dividends Per Share

Phillips Petroleum Company's (predecessor to ConocoPhillips) stock was traded primarily on the New York, Pacific and Toronto stock exchanges. On August 30, 2002, it ceased trading.

Phillips Petroleum Company (predecessor to ConocoPhillips)	Stock Price		
	High	Low	Dividends
2002			
First	**$63.80**	**55.30**	**.36**
Second	**64.10**	**54.53**	**.36**
Third (through August 30)	**59.21**	**44.75**	**N/A**
2001			
First	$59.00	51.70	.34
Second	68.00	52.78	.34
Third	59.86	50.00	.36
Fourth	60.95	50.66	.36

ConocoPhillips' common stock began trading on September 3, 2002, the first trading day after the effective date of the merger.

	Stock Price		
	High	Low	Dividends
2002			
Third (from September 3)	**$53.20**	**45.87**	**.36**
Fourth	**50.75**	**44.03**	**.40**
Closing Stock Price at December 31, 2002			**$48.39**
Number of Stockholders of Record at February 28, 2003			60,666

ConocoPhillips' common stock is traded on the New York Stock Exchange.

Report of Management

Management prepared, and is responsible for, the consolidated financial statements and the other information appearing in this annual report. The consolidated financial statements present fairly the company's financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States. In preparing its consolidated financial statements, the company includes amounts that are based on estimates and judgments that management believes are reasonable under the circumstances.

The company maintains internal controls designed to provide reasonable assurance that the company's assets are protected from unauthorized use and that all transactions are executed in accordance with established authorizations and recorded properly. The internal controls are supported by written policies and guidelines and are complemented by a staff of internal auditors. Management believes that the internal controls in place at December 31, 2002, provide reasonable assurance that the books and records reflect the transactions of the company and there has been compliance with its policies and procedures.

The company's financial statements have been audited by Ernst & Young LLP, independent auditors selected by the Audit and Compliance Committee of the Board of Directors. Management has made available to Ernst & Young LLP all of the company's financial records and related data, as well as the minutes of stockholders' and directors' meetings.

Archie W. Dunham
Chairman of the Board

J.J. Mulva
President and
Chief Executive Officer

John A. Carrig
Executive Vice President, Finance,
and Chief Financial Officer

March 24, 2003

Report of Independent Auditors

The Board of Directors and Stockholders
ConocoPhillips

We have audited the accompanying consolidated balance sheets of ConocoPhillips as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ConocoPhillips at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, in 2001 ConocoPhillips changed its method of accounting for the costs of major maintenance turnarounds.

Ernst & Young LLP

Houston, Texas
March 24, 2003

Years Ended December 31	Millions of Dollars		
	2002	2001**	2000**
Revenues			
Sales and other operating revenues*	**$56,748**	24,892	22,155
Equity in earnings of affiliates	**261**	41	114
Other income	**215**	111	270
Total Revenues	**57,224**	25,044	22,539
Costs and Expenses			
Purchased crude oil and products	**37,823**	13,708	11,794
Production and operating expenses	**4,988**	2,643	2,136
Selling, general and administrative expenses	**1,660**	613	571
Exploration expenses	**592**	306	298
Depreciation, depletion and amortization	**2,223**	1,344	1,169
Impairments	**177**	26	100
Taxes other than income taxes*	**6,937**	2,740	2,242
Accretion on discounted liabilities	**22**	7	—
Interest and debt expense	**566**	338	369
Foreign currency transaction losses	**24**	11	58
Preferred dividend requirements of capital trusts and minority interests	**48**	53	54
Total Costs and Expenses	**55,060**	21,789	18,791
Income from continuing operations before income taxes	**2,164**	3,255	3,748
Provision for income taxes	**1,450**	1,644	1,900
Income From Continuing Operations	**714**	1,611	1,848
Income (loss) from discontinued operations (net of income taxes (benefit) of $(394), $15, and $7 for 2002, 2001 and 2000, respectively)	**(993)**	32	14
Income (Loss) Before Extraordinary Items and Cumulative Effect of Change in Accounting Principle	**(279)**	1,643	1,862
Extraordinary items	**(16)**	(10)	—
Cumulative effect of change in accounting principle	**—**	28	—
Net Income (Loss)	**$ (295)**	1,661	1,862
Net Income (Loss) Per Share of Common Stock			
Basic			
Continuing operations	**$ 1.48**	5.50	7.26
Discontinued operations	**(2.06)**	.11	.06
Before extraordinary items and cumulative effect of change in accounting principle	**(.58)**	5.61	7.32
Extraordinary items	**(.03)**	(.04)	—
Cumulative effect of change in accounting principle	**—**	.10	—
Net Income (Loss)	**$ (.61)**	5.67	7.32
Diluted			
Continuing operations	**$ 1.47**	5.46	7.21
Discontinued operations	**(2.05)**	.11	.05
Before extraordinary items and cumulative effect of change in accounting principle	**(.58)**	5.57	7.26
Extraordinary items	**(.03)**	(.03)	—
Cumulative effect of change in accounting principle	**—**	.09	—
Net Income (Loss)	**$ (.61)**	5.63	7.26
Average Common Shares Outstanding (in thousands)			
Basic	**482,082**	292,964	254,490
Diluted	**485,505**	295,016	256,326
*Includes excise taxes on petroleum products sales:	$ 6,236	2,178	1,781

***Restated for discontinued operations.*
See Notes to Consolidated Financial Statements.

At December 31	Millions of Dollars	
	2002	2001*
Assets		
Cash and cash equivalents	**$ 307**	142
Accounts and notes receivable (net of allowance of $48 million in 2002 and $33 million in 2001)	**2,904**	1,124
Accounts and notes receivable — related parties	**1,476**	105
Inventories	**3,845**	2,452
Prepaid expenses and other current assets	**766**	293
Assets of discontinued operations held for sale	**1,605**	2,382
Total Current Assets	**10,903**	6,498
Investments and long-term receivables	**6,821**	3,309
Net properties, plants and equipment	**43,030**	22,133
Goodwill	**14,444**	2,281
Intangibles	**1,119**	861
Other assets	**519**	135
Total	**$ 76,836**	35,217
Liabilities		
Accounts payable	**$ 5,949**	2,531
Accounts payable — related parties	**303**	91
Notes payable and long-term debt due within one year	**849**	44
Accrued income and other taxes	**1,991**	897
Other accruals	**3,075**	720
Liabilities of discontinued operations held for sale	**649**	538
Total Current Liabilities	**12,816**	4,821
Long-term debt	**18,917**	8,610
Accrued dismantlement, removal and environmental costs	**1,666**	1,059
Deferred income taxes	**8,361**	4,015
Employee benefit obligations	**2,755**	948
Other liabilities and deferred credits	**1,803**	769
Total Liabilities	**46,318**	20,222
Company-Obligated Mandatorily Redeemable Preferred Securities of Phillips 66 Capital Trusts I and II	**350**	650
Other Minority Interests	**651**	5
Common Stockholders' Equity		
Common stock (2002 — 2,500,000,000 shares authorized at $.01 par value; 2001 — 1,000,000,000 shares authorized at $1.25 par value)		
Issued (2002 — 704,354,839 shares; 2001 — 430,439,743 shares)		
Par value	**7**	538
Capital in excess of par	**25,178**	9,069
Treasury stock (at cost: 2001 — 20,725,114 shares)	**—**	(1,038)
Compensation and Benefits Trust (CBT) (at cost: 2002 — 26,785,094 shares; 2001 — 27,556,573 shares)	**(907)**	(934)
Accumulated other comprehensive loss	**(164)**	(255)
Unearned employee compensation — Long-Term Stock Savings Plan (LTSSP)	**(218)**	(237)
Retained earnings	**5,621**	7,197
Total Common Stockholders' Equity	**29,517**	14,340
Total	**$ 76,836**	35,217

**Restated for discontinued operations.*
See Notes to Consolidated Financial Statements.

Years Ended December 31	Millions of Dollars		
	2002	2001*	2000*
Cash Flows From Operating Activities			
Income from continuing operations	**$ 714**	1,611	1,848
Adjustments to reconcile income from continuing operations to net cash provided by continuing operations			
Non-working capital adjustments			
Depreciation, depletion and amortization	**2,223**	1,344	1,169
Impairments	**177**	26	100
Dry hole costs and leasehold impairment	**307**	99	130
Accretion on discounted liabilities	**22**	7	—
Acquired in-process research and development	**246**	—	—
Deferred taxes	**142**	513	412
Other	**(46)**	131	(210)
Working capital adjustments**			
Increase (decrease) in aggregate balance of accounts receivable sold	**(22)**	(174)	317
Decrease (increase) in other accounts and notes receivable	**(401)**	1,357	(710)
Decrease (increase) in inventories	**200**	(289)	(12)
Decrease (increase) in prepaid expenses and other current assets	**(37)**	50	84
Increase (decrease) in accounts payable	**788**	(1,004)	417
Increase (decrease) in taxes and other accruals	**454**	(142)	439
Net cash provided by continuing operations	**4,767**	3,529	3,984
Net cash provided by discontinued operations	**202**	33	30
Net Cash Provided by Operating Activities	**4,969**	3,562	4,014
Cash Flows From Investing Activities			
Acquisitions, net of cash acquired	**1,180**	80	(6,443)
Capital expenditures and investments, including dry hole costs	**(4,388)**	(3,016)	(2,017)
Proceeds from contributing assets to joint ventures	**—**	—	2,061
Proceeds from asset dispositions	**815**	262	850
Long-term advances to affiliates and other investments	**(92)**	(28)	(208)
Net cash used in continuing operations	**(2,485)**	(2,702)	(5,757)
Net cash used in discontinued operations	**(99)**	(68)	(5)
Net Cash Used in Investing Activities	**(2,584)**	(2,770)	(5,762)
Cash Flows From Financing Activities			
Issuance of debt	**3,502**	566	2,552
Repayment of debt	**(4,592)**	(945)	(360)
Redemption of preferred stock of subsidiary	**(300)**	—	—
Issuance of company common stock	**44**	51	31
Dividends paid on common stock	**(684)**	(403)	(346)
Other	**(190)**	(68)	(118)
Net cash provided by (used in) continuing operations	**(2,220)**	(799)	1,759
Net Cash Provided by (Used in) Financing Activities	**(2,220)**	(799)	1,759
Net Change in Cash and Cash Equivalents	**165**	(7)	11
Cash and cash equivalents at beginning of year	**142**	149	138
Cash and Cash Equivalents at End of Year	**$ 307**	142	149

**Restated for discontinued operations.*
***Net of acquisition and disposition of businesses.*
See Notes to Consolidated Financial Statements.

	Shares of Common Stock			Millions of Dollars							
				Common Stock				Accumulated Other Comprehensive	Unearned Employee Compensation	Retained	
	Issued	Held in Treasury	Held in CBT	Par Value	Capital in Excess of Par	Treasury Stock	CBT	Loss	— LTSSP	Earnings	Total
December 31, 1999	306,380,511	24,409,545	28,358,258	$ 383	2,098	(1,217)	(961)	(31)	(286)	4,563	4,549
Net income										1,862	1,862
Other comprehensive income											
Foreign currency translation								(53)			(53)
Unrealized loss on securities								(1)			(1)
Equity affiliates:											
Foreign currency translation								(15)			(15)
Comprehensive income											1,793
Cash dividends paid on common stock										(346)	(346)
Distributed under incentive compensation and other benefit plans		(1,267,540)	(508,828)		55	61	18			(65)	69
Recognition of LTSSP unearned compensation									23		23
Tax benefit of dividends on unallocated LTSSP shares										5	5
December 31, 2000	306,380,511	23,142,005	27,849,430	383	2,153	(1,156)	(943)	(100)	(263)	6,019	6,093
Net income										1,661	1,661
Other comprehensive income											
Minimum pension liability adjustment								(143)			(143)
Foreign currency translation								(14)			(14)
Unrealized loss on securities								(2)			(2)
Hedging activities								(4)			(4)
Equity affiliates:											
Foreign currency translation								(3)			(3)
Derivatives related								11			11
Comprehensive income											1,506
Cash dividends paid on common stock										(403)	(403)
Tosco acquisition	124,059,232			155	6,883						7,038
Distributed under incentive compensation and other benefit plans		(2,416,891)	(292,857)		33	118	9			(84)	76
Recognition of LTSSP unearned compensation									26		26
Tax benefit of dividends on unallocated LTSSP shares										4	4
December 31, 2001	430,439,743	20,725,114	27,556,573	538	9,069	(1,038)	(934)	(255)	(237)	7,197	14,340
Net loss										**(295)**	**(295)**
Other comprehensive income											
Minimum pension liability adjustment								**(93)**			**(93)**
Foreign currency translation								**182**			**182**
Unrealized loss on securities								**(3)**			**(3)**
Hedging activities								**(1)**			**(1)**
Equity affiliates:											
Foreign currency translation								**40**			**40**
Derivatives related								**(34)**			**(34)**
Comprehensive loss											**(204)**
Cash dividends paid on common stock										**(684)**	**(684)**
ConocoPhillips merger	**273,471,505**	**(19,852,674)**		**(531)**	**16,056**	**999**				**(562)**	**15,962**
Distributed under incentive compensation and other benefit plans	**443,591**	**(872,440)**	**(771,479)**		**53**	**39**	**27**			**(39)**	**80**
Recognition of LTSSP unearned compensation									**19**		**19**
Tax benefit of dividends on unallocated LTSSP shares										**4**	**4**
December 31, 2002	**704,354,839**	**—**	**26,785,094**	**$ 7**	**25,178**	**—**	**(907)**	**(164)**	**(218)**	**5,621**	**29,517**

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1 — Accounting Policies

□ **Consolidation Principles and Investments** — Majority-owned, controlled subsidiaries are consolidated. The equity method is used to account for investments in affiliates in which the company exerts significant influence, generally having a 20 to 50 percent ownership interest. The company also uses the equity method for its 50.1 percent and 57.1 percent non-controlling interests in Petrozuata C.A. and Hamaca Holding LLC, respectively, located in Venezuela because the minority shareholders have substantive participating rights, under which all substantive operating decisions (e.g., annual budgets, major financings, selection of senior operating management, etc.) require joint approvals. Undivided interests in oil and gas joint ventures, pipelines, natural gas plants, certain transportation assets and Canadian Syncrude mining operations are consolidated on a proportionate basis. Other securities and investments, excluding marketable securities, are generally carried at cost.

□ **Revenue Recognition** — Revenues associated with sales of crude oil, natural gas, natural gas liquids, petroleum and chemical products, and all other items are recorded when title passes to the customer. Revenues include the sales portion of contracts involving purchases and sales necessary to reposition supply to address location or quality or grade requirements (e.g., when the company repositions crude by entering into a contract with a counterparty to sell crude in one location and purchase it in a different location) and sales related to purchase for resale activity. Revenues from the production of natural gas properties in which the company has an interest with other producers are recognized based on the actual volumes sold by the company during the period. Any differences between volumes sold and entitlement volumes, based on the company's net working interest, which are deemed non-recoverable through remaining production, are recognized as accounts receivable or accounts payable, as appropriate. Cumulative differences between volumes sold and entitlement volumes are not significant. Revenues associated with royalty fees from licensed technology are recorded based either upon volumes produced by the licensee or upon the successful completion of all substantive performance requirements related to the installation of licensed technology.

□ **Reclassification** — Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform with the 2002 presentation.

□ **Use of Estimates** — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.

□ **Cash Equivalents** — Cash equivalents are highly liquid short-term investments that are readily convertible to known amounts of cash and have original maturities within three months from their date of purchase. They are carried at cost plus accrued interest, which approximates fair value.

□ **Inventories** — The company has several valuation methods for its various types of inventories and consistently uses the following methods for each type of inventory. Crude oil, petroleum products, and Canadian Syncrude inventories are valued at the lower of cost or market in the aggregate, primarily on the last-in, first-out (LIFO) basis. Any necessary lower-of-cost-or-market write-downs are recorded as permanent adjustments to the LIFO cost basis. LIFO is used to better match current inventory costs with current revenues and to meet tax-conformity requirements. Materials, supplies and other miscellaneous inventories are valued using the weighted-average-cost method, consistent with general industry practice. Merchandise inventories at the company's retail marketing outlets are valued using the first-in, first-out (FIFO) retail method, consistent with general industry practice.

□ **Derivative Instruments** — All derivative instruments are recorded on the balance sheet at fair value in either accounts and notes receivable, other assets, accounts payable, or other liabilities and deferred credits. Recognition of the gain or loss that results from recording and adjusting a derivative to fair value depends on the purpose for issuing or holding the derivative. Gains and losses from derivatives that are not used as hedges are recognized immediately in earnings. For derivative instruments that are designated and qualify as a fair value hedge, the gains or losses from adjusting the derivative to its fair value will be immediately recognized in earnings and, to the extent the hedge is effective, offset the concurrent recognition of changes in the fair value of the hedged item. Gains or losses from derivative instruments that are designated and qualify as a cash flow hedge will be recorded on the balance sheet in accumulated other comprehensive income/(loss) until the hedged transaction is recognized in earnings; however, to the extent the change in the value of the derivative exceeds the change in the anticipated cash flows of the hedged transaction, the excess gains or losses will be recognized immediately in earnings.

In the consolidated statement of operations, gains and losses from derivatives that are not directly related to the company's movement of its products are recorded in other income. Gains and losses from derivatives used for other purposes are recorded in either sales and other operating revenues, other income, or purchased crude oil and products, depending on the purpose for issuing or holding the derivative.

□ **Oil and Gas Exploration and Development** — Oil and gas exploration and development costs are accounted for using the successful efforts method of accounting.

Property Acquisition Costs — Oil and gas leasehold acquisition costs are capitalized. Leasehold impairment is recognized based on exploratory experience and management's judgment. Upon discovery of commercial reserves, leasehold costs are transferred to proved properties.

Exploratory Costs — Geological and geophysical costs and the costs of carrying and retaining undeveloped properties are expensed as incurred. Exploratory well costs are capitalized pending further evaluation of whether economically recoverable reserves have been found. If economically recoverable reserves are not found, exploratory well costs are expensed as dry holes. All exploratory wells are evaluated for economic viability within one year of well completion. Exploratory wells that discover potentially economic reserves that are in areas where a major capital expenditure would be required before production could begin, and where the economic viability of that major capital expenditure depends upon the successful completion of further exploratory work in the area, remain capitalized as long as the additional exploratory work is under way or firmly planned.

Development Costs — Costs incurred to drill and equip development wells, including unsuccessful development wells, are capitalized.

Depletion and Amortization — Leasehold costs of producing properties are depleted using the unit-of-production method based on estimated proved oil and gas reserves. Amortization of intangible development costs is based on the unit-of-production method using estimated proved developed oil and gas reserves.

□ **Syncrude Mining Operations** — Capitalized costs, including support facilities, include the cost of the acquisition and other capital costs incurred. Capital costs are depreciated using the unit-of-production method based on the applicable portion of proven reserves associated with each mine location and its facilities.

□ **Intangible Assets Other Than Goodwill** — Intangible assets that have finite useful lives are amortized by the straight-line method over their useful lives. Intangible assets that have indefinite useful lives are not amortized but are tested at least annually for impairment. The company evaluates the remaining useful lives of intangible assets not being amortized each reporting period to determine whether events and circumstances continue to support indefinite useful lives. Intangible assets are considered impaired if the fair value of the intangible asset is lower than cost. The fair value of intangible assets is determined based on quoted market prices in active markets, if available. If quoted market prices are not available, fair value of intangible assets is determined based upon the present values of expected future cash flows using discount rates commensurate with the risks involved in the asset, or upon estimated replacement cost, if expected future cash flows from the intangible asset are not determinable.

□ **Goodwill** — Goodwill is not amortized but is tested at least annually for impairment. If the fair value of a reporting unit is less than the recorded book value of the reporting unit's assets (including goodwill), less liabilities, then a hypothetical purchase price allocation is performed on the reporting unit's assets and liabilities using the fair value of the reporting unit as the purchase price in the calculation. If the amount of goodwill resulting from this hypothetical purchase price allocation is less than the recorded amount of goodwill, the recorded goodwill is written down to the new amount. Reporting units for purposes of goodwill impairment calculations are one level below or at the company's operating segment level. Because quoted market prices are not available for the company's reporting units, the fair value of the reporting units is determined based upon consideration of several factors, including observed market multiples of operating cash flows and net income, the depreciated replacement cost of tangible equipment, and/or the present values of expected future cash flows using discount rates commensurate with the risks involved in the assets.

□ **Depreciation and Amortization** — Depreciation and amortization of properties, plants and equipment on producing oil and gas properties, certain pipeline assets (those which are expected to have a declining utilization pattern), and on Syncrude mining operations are determined by the unit-of-production method. Depreciation and amortization of all other properties, plants and equipment are determined by either the individual-unit-straight-line method or the group-straight-line method (for those individual units that are highly integrated with other units).

□ **Impairment of Properties, Plants and Equipment** — Properties, plants and equipment used in operations are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value through additional amortization or depreciation provisions in the periods in which the determination of impairment is made. Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets — generally on a field-by-field basis for exploration and production assets, at an entire complex level for downstream assets or at a site level for retail stores. The fair value of impaired assets is determined based on quoted market prices in active markets, if available, or upon the present values of expected future cash flows using discount rates commensurate with the risks involved in the asset group. Long-lived assets committed by management for disposal within one year are accounted for at the lower of amortized cost or fair value, less cost to sell.

The expected future cash flows used for impairment reviews and related fair value calculations are based on estimated future production volumes, prices and costs, considering all available evidence at the date of review. If the future production price risk has been hedged, the hedged price is used in the calculations for the period and quantities hedged. The impairment review includes cash flows from proved developed and undeveloped reserves, including any development expenditures necessary to achieve that production. The price and cost outlook assumptions used in impairment reviews differ from the assumptions used in the Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities. In that disclosure, Statement of Financial Accounting Standards (SFAS) No. 69, "Disclosures about Oil and Gas Producing Activities," requires the use of prices and costs at the balance sheet date, with no projection of future changes in those assumptions.

□ **Maintenance and Repairs** — The costs of maintenance and repairs, which are not significant improvements, are expensed when incurred. Effective January 1, 2001, turnaround costs of major producing units are expensed as incurred. Prior to 2001, the estimated turnaround costs of major producing units were accrued in other liabilities over the estimated interval between turnarounds. See Note 2 — Extraordinary Items and Accounting Change for further discussion of this change in accounting method.

□ **Shipping and Handling Costs** — The company's Exploration and Production segment includes shipping and handling costs in production and operating expenses, while the Refining and Marketing segment records shipping and handling costs in purchased crude oil and products.

□ **Advertising Costs** — Production costs of media advertising are deferred until the first public showing of the advertisement. Advances to secure advertising slots at specific sports, racing or other events are deferred until the event occurs. All other advertising costs are expensed as incurred, unless the cost has benefits which clearly extend beyond the interim period in which the expenditure is made, in which case the advertising cost is deferred and amortized ratably over the interim periods which clearly benefit from the expenditure. By the end of the fiscal year, all such interim deferred advertising costs are fully amortized to expense.

□ **Property Dispositions** — When complete units of depreciable property are retired or sold, the asset cost and related accumulated depreciation are eliminated, with any gain or loss reflected in income. When less than complete units of depreciable property are disposed of or retired, the difference between asset cost and salvage value is charged or credited to accumulated depreciation.

□ **Dismantlement, Removal and Environmental Costs** — Through December 31, 2002, the estimated undiscounted costs, net of salvage values, of dismantling and removing major oil and gas production and transportation facilities, including necessary site restoration, were accrued using either the unit-of-production or the straight-line method, which was used for certain regional production transportation assets that are expected to have a straight-line utilization pattern. Effective January 1, 2003, the company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." See Note 27 — New Accounting Standards.

Environmental expenditures are expensed or capitalized, depending upon their future economic benefit. Expenditures that relate to an existing condition caused by past operations, and that do not have future economic benefit, are expensed. Liabilities for these expenditures are recorded on an undiscounted basis (unless acquired in a purchase business acquisition) when environmental assessments or cleanups are probable and the costs can be reasonably estimated. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is probable.

□ **Stock Compensation** — Through December 31, 2002, the company accounted for stock options using the intrinsic value method as prescribed by the Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Pro forma information regarding changes in net income and earnings per share data (as if the accounting prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," had been applied) is presented in Note 20 — Employee Benefit Plans. Effective January 1, 2003, the company voluntarily adopted SFAS No. 123 prospectively. See Note 20 — Employee Benefit Plans.

□ **Foreign Currency Translation** — Adjustments resulting from the process of translating foreign functional currency financial statements into U.S. dollars are included in accumulated other comprehensive loss in common stockholders' equity. Foreign currency transaction gains and losses are included in current earnings. Most of the company's foreign operations use their local currency as the functional currency.

□ **Income Taxes** — Deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial-reporting basis and the tax basis of the company's assets and liabilities, except for deferred taxes on income considered to be permanently reinvested in certain foreign subsidiaries and foreign corporate joint ventures. Allowable tax credits are applied currently as reductions of the provision for income taxes.

□ **Net Income Per Share of Common Stock** — Basic income per share of common stock is calculated based upon the daily weighted-average number of common shares outstanding during the year, including shares held by the Long-Term Stock Savings Plan (LTSSP). Diluted income per share of common stock includes the above, plus "in-the-money" stock options issued under company compensation plans. Treasury stock and shares held by the Compensation and Benefits Trust (CBT) are excluded from the daily weighted-average number of common shares outstanding in both calculations.

□ **Capitalized Interest** — Interest from external borrowings is capitalized on major projects with an expected construction period of one year or longer. Capitalized interest is added to the cost of the underlying asset and is amortized over the useful lives of the assets in the same manner as the underlying assets.

Note 2 — Extraordinary Items and Accounting Change

During 2002, the company incurred extraordinary losses totaling $16 million after-tax ($24 million before-tax) on the following items:

- the call premium on the early retirement of the company's $250 million 8.86% notes due May 15, 2022;
- the redemption of the company's outstanding 8.24% Junior Subordinated Deferrable Interest Debentures due 2036, which triggered the redemption of the $300 million of 8.24% Trust Originated Preferred Securities of Phillips 66 Capital Trust I; and
- the call premium on the early retirement of the company's $171 million 7.443% notes due 2004.

In 2001, ConocoPhillips incurred an extraordinary loss of $10 million after-tax ($14 million before-tax) attributable to the call premium on the early retirement of its $300 million 9.18% notes due September 15, 2021.

Effective January 1, 2001, the company changed its method of accounting for the costs of major maintenance turnarounds from the accrue-in-advance method to the expense-as-incurred method to reflect the impact of a turnaround in the period that it occurs. The new method is preferable because it results in the recognition of costs at the time obligations are incurred. The cumulative effect of this accounting change increased net income in 2001 by $28 million (after reduction for income taxes of $15 million).

The pro forma effects of retroactive application of the change in accounting method are presented below:

	Millions of Dollars Except Per Share Amounts	
	2001	2000
Income before extraordinary items	$1,643	1,851
Earnings per share		
Basic	5.61	7.27
Diluted	5.57	7.22
Net income	$1,633	1,851
Earnings per share		
Basic	5.57	7.27
Diluted	5.54	7.22

Note 3 — Merger of Conoco and Phillips

On August 30, 2002, Conoco and Phillips combined their businesses by merging with separate acquisition subsidiaries of ConocoPhillips (the merger). As a result, each company became a wholly owned subsidiary of ConocoPhillips. For accounting purposes, Phillips was treated as the acquirer of Conoco, and ConocoPhillips was treated as the successor of Phillips.

Immediately after the closing of the merger, former Phillips stockholders held approximately 56 percent of the outstanding shares of ConocoPhillips common stock, while former Conoco stockholders held approximately 44 percent. ConocoPhillips common stock, listed on the New York Stock Exchange under the symbol "COP," began trading on September 3, 2002.

The primary reasons for the merger and the principal factors that contributed to an accounting treatment that resulted in the recognition of goodwill were:

- the combination of Conoco and Phillips would create a stronger, major, integrated oil company with the benefits of increased size and scale, improving the stability of the combined business' earnings in varying economic and market climates;
- ConocoPhillips would emerge with a global presence in both upstream and downstream petroleum businesses, increasing its overall international presence to over 40 countries while maintaining a strong domestic base; and
- combining the two companies' operations would provide significant synergies and related cost savings, and improve future access to capital.

The $16 billion purchase price attributed to Conoco for accounting purposes was based on an exchange of Conoco shares for ConocoPhillips common shares. ConocoPhillips issued approximately 293 million shares of common stock and approximately 23.3 million of employee stock options in exchange for 627 million shares of Conoco common stock and 49.8 million Conoco stock options. The common stock was valued at $53.15 per share, which was Phillips' average common stock price over the two-day trading period immediately before and after the November 18, 2001, public announcement of the transaction. The Conoco stock options, the fair value of which was determined using the Black-Scholes option-pricing model, were exchanged for ConocoPhillips stock options valued at $384 million. Transaction-related costs, included in the purchase price, were $82 million.

The preliminary allocation of the purchase price to specific assets and liabilities was based, in part, upon an outside appraisal of the fair value of Conoco's assets. Over the next few months ConocoPhillips expects to receive the final outside appraisal of the long-lived assets and conclude the fair value determination of all other Conoco assets and liabilities. Subsequent to completion of the final allocation of the purchase price and the determination of the ultimate asset and liability tax bases, the deferred tax liabilities will also be finalized. The following table summarizes, based on the year-end preliminary purchase price allocation, the fair values of the assets acquired and liabilities assumed as of August 30, 2002:

	Millions of Dollars
Cash and cash equivalents	$ 1,250
Accounts and notes receivable	2,821
Inventories	1,603
Prepaid expenses and other current assets	324
Investments and long-term receivables	3,074
Properties, plants and equipment (including $300 million of land)	19,269
Goodwill	12,079
Intangibles	661
In-process research and development	246
Other assets	312
Total assets	$41,639
Accounts payable	$2,879
Notes payable and long-term debt due within one year	3,101
Accrued income and other taxes	1,320
Other accruals	1,543
Long-term debt	8,930
Accrued dismantlement, removal and environmental costs	332
Deferred income taxes	4,073
Employee benefit obligations	1,648
Other liabilities and deferred credits	1,109
Minority interests	648
Common stockholders' equity	16,056
Total liabilities and equity	$41,639

The allocation of the purchase price, as reflected above, has not been adjusted for the U.S. Federal Trade Commission (FTC)-mandated dispositions described in Note 4 — Discontinued Operations. Goodwill, land and certain identifiable intangible assets recorded in the acquisition are not subject to amortization, but the goodwill and intangible assets will be tested periodically for impairment as required by SFAS No. 142, "Goodwill and Other Intangible Assets."

Of the $661 million allocated to intangible assets, $545 million is assigned to marketing tradenames which are not subject to amortization. Of the remaining value assigned to intangible assets, $66 million assigned to refining technology will be amortized over 11 years and $50 million was allocated to other intangible assets with a weighted-average amortization period of 11 years.

ConocoPhillips has not yet determined the assignment of Conoco goodwill to specific reporting units. Currently, Conoco goodwill is being reported as part of the Corporate and Other reporting segment. Of the $12,079 million of goodwill, $4,302 million is attributable to the gross-up required under purchase accounting for deferred taxes. This and the remaining "true" goodwill, or $7,777 million, will ultimately be assigned to reporting units based on the benefits received by the units from the synergies and strategic advantages of the merger. None of the goodwill is deductible for tax purposes.

The purchase price allocation included $246 million of in-process research and development costs related to Conoco's natural gas-to-liquids and other technologies. In accordance with Financial Accounting Standards Board (FASB) Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method," the value assigned to the research and development activities was charged to production and operating expenses in the Emerging Businesses segment at the date of the consummation of the merger, as these research and development costs had no alternative future use.

Merger-related items that reduced ConocoPhillips' 2002 income from continuing operations were:

	Millions of Dollars	
	Before-Tax	After-Tax
Write-off of acquired in-process research and development costs	$246	246
Restructuring charges (see Note 5)	422	253
Incremental seismic contract costs	35	22
Transition costs	55	36
Total	$758	557

In total, these items reduced 2002 income from continuing operations by $557 million ($1.15 per share on a diluted basis).

The following pro forma summary presents information as if the merger had occurred at the beginning of each period presented, and includes the $557 million effect of the merger-related items mentioned above.

	Millions of Dollars Except Per Share Amounts	
	2002	2001
Revenues	**$81,433**	79,554
Income from continuing operations	**918**	3,635
Net income (loss)	**(70)**	4,072
Income from continuing operations per share of common stock		
Basic	**1.36**	5.39
Diluted	**1.34**	5.32
Net income (loss) per share of common stock		
Basic	**(.10)**	6.04
Diluted	**(.10)**	5.97

During 2001, both Phillips and Conoco entered into other significant transactions that are not reflected in the companies' historical income statements for the full year 2001. The pro forma results have been prepared as if the Phillips' September 14, 2001, acquisition of Tosco Corporation (Tosco) (see Note 6 — Acquisition of Tosco Corporation) and Conoco's July 16, 2001, $4.6 billion acquisition of Gulf Canada Resources Limited occurred on January 1, 2001. Gulf Canada Resources Limited was a Canadian-based independent exploration and production company with primary operations in Western Canada, Indonesia, the Netherlands and Ecuador.

The pro forma results reflect the following:

- recognition of depreciation and amortization based on the preliminary allocated purchase price of the properties, plants and equipment acquired;
- adjustment of interest for the amortization of the fair-value adjustment to debt;
- cessation of the amortization of deferred gains not recognizable in the purchase price allocation;
- accretion of discount on environmental accruals recorded at net present value; and
- various other adjustments to conform Conoco's accounting policies to ConocoPhillips'.

The pro forma adjustments use estimates and assumptions based on currently available information. Management believes that the estimates and assumptions are reasonable, and that the significant effects of the transactions are properly reflected.

The pro forma information does not reflect any anticipated synergies that might be achieved from combining the operations. The pro forma information is not intended to reflect the actual results that would have occurred had the companies been combined during the periods presented. This pro forma information is not intended to be indicative of the results of operations that may be achieved by ConocoPhillips in the future.

Note 4 — Discontinued Operations

During 2002, the company disposed of, or had committed to a plan to dispose of, U.S. retail and wholesale marketing assets, U.S. refining and related assets, and exploration and production assets in the Netherlands. Certain of these planned dispositions were mandated by the FTC as a condition of the merger. For reporting purposes, these operations are classified as discontinued operations, and in Note 26 — Segment Disclosures and Related Information, these operations are included in Corporate and Other.

Revenues and income (loss) from discontinued operations were as follows:

	Millions of Dollars		
	2002	2001	2000
Sales and other operating revenues from discontinued operations	**$ 7,406**	2,670	786
Income (loss) from discontinued operations before-tax	**$(1,387)**	47	21
Income tax expense (benefit)	**(394)**	15	7
Income (loss) from discontinued operations	**$ (993)**	32	14

Major classes of assets and liabilities of discontinued operations held for sale were as follows:

	Millions of Dollars	
	2002	2001
Assets		
Inventories	$ 211	166
Other current assets	136	81
Net properties, plants and equipment	1,178	1,663
Intangibles	23	452
Other assets	57	20
Assets of discontinued operations	$1,605	2,382
Liabilities		
Accounts payable and other current liabilities	$ 331	259
Long-term debt	34	35
Accrued dismantlement, removal and environmental costs	86	83
Other liabilities and deferred credits	198	161
Liabilities of discontinued operations	$ 649	538

In the fourth quarter of 2002, ConocoPhillips concluded a strategic business review of its company-owned retail sites. The review included quantitative and qualitative measures and identified 3,200 retail sites throughout the United States that did not fit the company's long-range plans. The assets are being actively marketed by an investment banking firm. The retail sites are being grouped and marketed in packages, including the planned sale of the company's Circle K Corporation subsidiary. Discussions are under way with potential buyers, and the company expects to complete the sales in 2003.

In connection with the anticipated sale of these retail sites, ConocoPhillips recorded charges totaling $1,412 million before-tax, $1,008 million after-tax, primarily related to the impairment of properties, plants and equipment ($249 million); goodwill ($257 million); intangible asset ($429 million); and provisions for losses and penalties associated with various operating lease commitments ($477 million).

The intangible asset represents the Circle K tradename. Properties, plants and equipment include land, buildings and equipment of owned retail sites and leasehold improvements of leased sites. Fair value determinations were based on estimated sales prices for comparable sites.

The provisions for losses and penalties associated with various operating lease commitments include obligations for residual value guarantee deficiencies, and future minimum rental payments that existed prior to the commitment date that will continue after the exit plan is completed with no economic benefit. It also includes penalties incurred to cancel the contractual arrangements. An additional $130 million of lease loss provisions ($85 million after-tax) will be recognized in 2003 as the company continues to operate the sites until sold.

As a condition to the merger of Conoco and Phillips, the FTC required that the company divest the following assets:

- Phillips' Woods Cross business unit, which includes the Woods Cross, Utah, refinery and associated motor fuel marketing operations (both retail and wholesale) in Utah, Idaho, Wyoming, and Montana, as well as Phillips' 50 percent interests in two refined products terminals in Boise and Burley, Idaho;
- Conoco's Commerce City, Colorado, refinery and related crude oil pipelines;
- Phillips' Colorado motor fuel marketing operations (both retail and wholesale);
- Phillips' refined products terminal in Spokane, Washington;
- Phillips' propane terminal assets at Jefferson City, Missouri, and East St. Louis, Illinois, which include the propane portions of these terminals and the customer relationships and contracts for the supply of propane therefrom;
- certain of Conoco's midstream natural gas gathering and processing assets in southeast New Mexico; and
- certain of Conoco's midstream natural gas gathering assets in West Texas.

Further, the FTC required that certain of these assets be held separately within ConocoPhillips, under the management of a trustee until sold. In connection with these anticipated sales, ConocoPhillips recorded an impairment of $113 million before-tax, $69 million after-tax, related to the Phillips assets in the third quarter of 2002.

In the fourth quarter of 2002, ConocoPhillips agreed to sell its Woods Cross business unit for $25 million, subject to an adjustment for certain pension obligations and the value of crude oil, refined products and other inventories. Also in the fourth quarter, the company sold its propane terminal assets at Jefferson City, Missouri, and East St. Louis, Illinois. The sales amounts did not differ significantly from the fair-value estimates used in the third quarter impairment calculations. Sale of the Colorado assets and the midstream assets is expected to occur in 2003.

The company's Netherlands exploration and production assets were sold in the fourth quarter of 2002. No gain or loss was recognized on the sale, as these assets were recorded at fair value in the Conoco purchase price allocation.

Note 5 — Restructuring

As a result of the merger, the company implemented a restructuring program in September 2002 to capture the synergies of combining the two companies. In connection with this program, the company recorded accruals totaling $770 million for anticipated employee severance payments, incremental pension and medical plan benefit costs associated with the work force reductions, site closings, and Conoco employee relocations. Of the total accrual, $337 million is reflected in the Conoco purchase price allocation as an assumed liability, and $422 million ($253 million after-tax) related to Phillips is reflected in selling, general and administrative expense and production and operating expense, and $11 million before-tax is included in discontinued operations.

Included in the total accruals of $770 million was $172 million related to pension and other post-retirement benefits that will be paid in conjunction with other retirement benefits over a number of future years. The table below summarizes the balance of the accrual of $598 million, which consists of severance related benefits to be provided to approximately 2,900 employees worldwide and other merger related expenses. By the end of 2002, approximately 775 employees had been terminated. Changes in the severance related accrual balance are summarized below.

	Millions of Dollars		
	2002 Accruals	Benefit Payments	Reserve at December 31, 2002
Conoco	$ 297*	(191)	106
Phillips	301	(32)	269
Total	$ 598	(223)	375

**Purchase price adjustment.*

The ending accrual balance is expected to be extinguished within one year, except for $37 million, which is classified as long-term.

Note 6 — Acquisition of Tosco Corporation

On September 14, 2001, Tosco was merged with a subsidiary of ConocoPhillips, as a result of which ConocoPhillips became the owner of 100 percent of the outstanding common stock of Tosco. Tosco's results of operations have been included in ConocoPhillips' consolidated financial statements since that date. Tosco's operations included seven U.S. refineries with a total crude oil capacity of 1.31 million barrels per day; one 75,000-barrel-per-day refinery located in Cork, Ireland; and various marketing, transportation, distribution and corporate assets.

The primary reasons for ConocoPhillips' acquisition of Tosco, and the primary factors that contributed to a purchase price that resulted in recognition of goodwill, are:

- the Tosco operations would deliver earnings prospects, and potential strategic and other benefits;
- combining the two companies' operations would provide significant cost savings;
- adding Tosco to ConocoPhillips' Refining and Marketing (R&M) operations would give the segment the size, scale and resources to compete more effectively;
- the merger would transform ConocoPhillips into a stronger, more integrated oil company with the benefits of increased size and scale, improving the stability of the combined business' earnings in varying economic and market climates;
- the combined company would have a stronger balance sheet, improving its access to capital in the future; and
- the increased cash flow and access to capital resulting from the Tosco acquisition would allow ConocoPhillips to pursue other opportunities in the future.

Based on an exchange ratio of 0.8 shares of ConocoPhillips common stock for each Tosco share, ConocoPhillips issued approximately 124.1 million common shares and 4.7 million vested employee stock options in the exchange, which increased common stockholders' equity by approximately $7 billion. The common stock was valued at $55.50 per share, which was ConocoPhillips' average common stock price over the two-day trading period before and after the February 4, 2001, public announcement of the transaction. The employee stock options were valued using the Black-Scholes option pricing model, based on assumptions prevalent at the February 2001 announcement date.

The allocation of the purchase price to specific assets and liabilities was based, in part, upon an outside appraisal of Tosco's long-lived assets. Goodwill and indefinite-lived intangible assets recorded in the acquisition are not subject to amortization, but the goodwill and intangible assets will be tested periodically for impairment as required by SFAS No. 142, "Goodwill and Other Intangible Assets."

During the third quarter of 2002, the company concluded:

- the outside appraisal of the long-lived assets;
- the determination of the fair value of all other Tosco assets and liabilities;
- the tax basis calculation of Tosco's assets and liabilities and the related deferred tax liabilities; and
- the allocation of Tosco goodwill to reporting units within the R&M operating segment.

The resulting adjustments to the purchase price allocation made in 2002 increased goodwill by $341 million. The more significant adjustments to goodwill were a $247 million reduction in the value of refinery air emission permits to reflect a more appropriate appraisal methodology, a $70 million liability recorded for Tosco Long-Term Incentive Plan performance units, and a $69 million increase in deferred tax liabilities, resulting primarily from an updated analysis of the tax bases of Tosco's assets and liabilities. All other adjustments in the aggregate reduced goodwill by $45 million.

Tosco Long-Term Incentive Plan performance units were derivative financial instruments tied to ConocoPhillips' stock price and were marked-to-market each reporting period. The resulting gains or losses from these mark-to-market adjustments were reported in other income in the consolidated statement of operations. In October 2002, the company and former Tosco executives negotiated a complete cancellation of the performance units in exchange for a cash payment to the former executives. During 2002, the company recorded gains totaling $38 million, after-tax, as this liability was marked-to-market each reporting period and eventually settled.

The following table summarizes, based on the final purchase price allocation described above, the fair values of the assets acquired and liabilities assumed as of September 14, 2001:

	Millions of Dollars
Cash and cash equivalents	$ 103
Accounts and notes receivable	718
Inventories	1,965
Prepaid expenses and other current assets	154
Investments and long-term receivables	150
Properties, plants and equipment (including $1,720 million of land)	7,681
Goodwill	2,644
Intangibles	1,003
Other assets	11
Total assets	$14,429

	Millions of Dollars
Accounts payable	$ 1,917
Accrued income and other taxes	350
Other accruals	206
Long-term debt	2,135
Accrued environmental costs	332
Deferred income taxes	1,824
Employee benefit obligations	177
Other liabilities and deferred credits	408
Common stockholders' equity	7,080
Total liabilities and equity	$14,429

Of the $1,003 million allocated to intangible assets, marketing tradenames comprised $655 million, refinery air emission and operating permits totaled $315 million and other miscellaneous intangible assets amounted to $33 million. The $1,003 million of intangible assets included $992 million allocated to indefinite-lived intangible assets not subject to amortization and $11 million allocated to intangible assets with a weighted-average amortization period of seven years. In late 2002, the Circle K tradename ($429 million) was included with the retail marketing operations that are held for sale at December 31, 2002, and included in the loss on disposal. See Note 4 — Discontinued Operations.

ConocoPhillips finalized the required assignment of Tosco goodwill to specific reporting units in 2002, with $1,944 million assigned to the refining reporting unit and $700 million assigned to the marketing reporting unit. The goodwill was assigned to the reporting units that were deemed to have benefited from the synergies and strategic advantages of the merger. In late 2002, $257 million of goodwill assigned to the marketing reporting unit was allocated to the retail marketing operations held for sale at December 31, 2002, and included in the loss on disposal. See Note 4 — Discontinued Operations.

Note 7 — Inventories

Inventories at December 31 were:

	Millions of Dollars	
	2002	2001
Crude oil and petroleum products	**$3,395**	2,231
Canadian Syncrude (from mining operations)	**4**	—
Materials, supplies and other	**446**	221
	$3,845	2,452

Inventories valued on a LIFO basis totaled $3,349 million and $2,211 million at December 31, 2002 and 2001, respectively. The remainder of the company's inventories are valued under various other methods, including FIFO and weighted average. The excess of current replacement cost over LIFO cost of inventories amounted to $1,083 million and $2 million at December 31, 2002 and 2001, respectively.

In the fourth quarter of 2001, the company recorded a $42 million before-tax, $27 million after-tax, lower-of-cost-or-market write-down of its petroleum products inventory. During 2000, certain inventory quantity reductions caused a liquidation of LIFO inventory values. This liquidation increased net income by $63 million, of which $60 million was attributable to ConocoPhillips' R&M segment.

Note 8 — Investments and Long-Term Receivables

Components of investments and long-term receivables at December 31 were:

	Millions of Dollars	
	2002	2001
Investments in and advances to affiliated companies	**$5,900**	2,788
Long-term receivables	**526**	241
Other investments	**395**	280
	$6,821	3,309

At December 31, 2002, retained earnings included $825 million related to the undistributed earnings of affiliated companies, and distributions received from affiliates were $313 million, $163 million and $2,180 million in 2002, 2001 and 2000, respectively.

Equity Investments

The company owns or owned investments in chemicals, heavy-oil projects, oil and gas transportation, coal mining and other industries. The affiliated companies for which ConocoPhillips uses the equity method of accounting include, among others, the following companies: Chevron Phillips Chemical Company LLC (CPChem) (50 percent), Duke Energy Field Services, LLC (DEFS) (30.3 percent), Petrozuata C.A. (50.1 percent non-controlling interest), Merey Sweeny L.P. (MSLP) (50 percent), Petrovera Resources Limited (46.7 percent), and Hamaca Holding LLC (57.1 percent non-controlling interest). See Note 1 — Accounting Policies for additional information.

Summarized 100 percent financial information for DEFS, CPChem and all other equity companies accounted for using the equity method follows:

2002	Millions of Dollars			
	DEFS	CPChem	Other Equity Companies	Total
Revenues	**$5,492**	**5,473**	**5,378**	**16,343**
Income (loss) before income taxes	**(37)**	**(24)**	**776**	**715**
Net income (loss)	**(47)**	**(30)**	**751**	**674**
Current assets	**1,123**	**1,561**	**5,783**	**8,467**
Noncurrent assets	**5,457**	**4,548**	**14,386**	**24,391**
Current liabilities	**1,426**	**1,051**	**4,696**	**7,173**
Noncurrent liabilities	**2,504**	**1,307**	**10,063**	**13,874**

2001	Millions of Dollars			
	DEFS	CPChem	Other Equity Companies	Total
Revenues	$8,025	6,010	1,555	15,590
Income (loss) before income taxes	367	(431)	607	543
Net income (loss)	364	(480)	414	298
Current assets	1,165	1,551	689	3,405
Noncurrent assets	5,465	4,309	3,949	13,723
Current liabilities	1,251	820	1,184	3,255
Noncurrent liabilities	2,426	1,606	1,960	5,992

2000	Millions of Dollars			
			Other Equity	
	DEFS*	CPChem**	Companies	Total
Revenues	$5,099	3,463	3,241	11,803
Income (loss) before income taxes	321	(213)	611	719
Net income (loss)	318	(241)	412	489

**For the period April 1, 2000, through December 31, 2000.*
***For the period July 1, 2000, through December 31, 2000.*

ConocoPhillips' share of income taxes incurred directly by the equity companies is reported in equity in earnings of affiliates, and as such is not included in income taxes in ConocoPhillips' consolidated financial statements.

Duke Energy Field Services, LLC

On March 31, 2000, ConocoPhillips combined its midstream gas gathering, processing and marketing business with the gas gathering, processing, marketing and natural gas liquids business of Duke Energy Corporation (Duke Energy) forming a new company, DEFS. Duke Energy owns 69.7 percent of the company, which it consolidates, while ConocoPhillips owns 30.3 percent, which it accounts for using the equity method.

Duke Energy estimated the fair value of the ConocoPhillips' midstream business at $1.9 billion in its purchase method accounting for the acquisition. The book value of the midstream business contributed to DEFS was $1.1 billion, but no gain was recognized in connection with the transaction because of ConocoPhillips' and CPChem's long-term commitment to purchase the natural gas liquids output from the former ConocoPhillips' natural gas processing plants until December 31, 2014. This purchase commitment is on an "if-produced, will-purchase" basis so it has no fixed production schedule, but has been, and is expected to be, a relatively stable purchase pattern over the term of the contract. Natural gas liquids are purchased under this agreement at various published market index prices, less transportation and fractionation fees. ConocoPhillips' consolidated results of operations include 100 percent of the activity of the gas gathering, processing and marketing business contributed to DEFS through March 31, 2000, and its 30.3 percent share of DEFS' earnings since that date.

At December 31, 2002, the book value of ConocoPhillips' common investment in DEFS was $67 million. ConocoPhillips' 30.3 percent share of the net assets of DEFS was $743 million. This basis difference of $676 million, is being amortized on a straight-line basis over 15 years, consistent with the remaining estimated useful lives of the properties, plants and equipment contributed to DEFS. Included in operating results for 2002, 2001 and 2000 was after-tax income of $35 million, $36 million and $27 million, respectively, representing the amortization of the basis difference.

On August 4, 2000, DEFS, Duke Energy and ConocoPhillips agreed to modify the Limited Liability Company Agreement governing DEFS to provide for the admission of a class of preferred members in DEFS. Subsidiaries of Duke Energy and ConocoPhillips purchased new preferred member interests for $209 million and $91 million, respectively. The preferred member interests have a 30-year term, will pay a distribution yielding 9.5 percent annually, and contain provisions that require their redemption with any proceeds from an initial public offering. On September 9, 2002, ConocoPhillips received $30 million return of preferred member interest reducing its preferred interest to $61 million.

Chevron Phillips Chemical Company LLC

On July 1, 2000, ConocoPhillips and ChevronTexaco Corporation, as successor to Chevron Corporation (ChevronTexaco), combined their worldwide chemicals businesses, excluding ChevronTexaco's Oronite business, into a new company, CPChem. In addition to contributing the assets and operations included in the company's Chemicals segment, ConocoPhillips also contributed the natural gas liquids business associated with its Sweeny, Texas, complex. ConocoPhillips and ChevronTexaco each own 50 percent of the voting and economic interests in CPChem, and on July 1, 2000, ConocoPhillips began accounting for its investment in CPChem using the equity method. Accordingly, ConocoPhillips' results of operations include 100 percent of the activity of its chemicals business through June 30, 2000, and its 50 percent share of CPChem's earnings since that date. CPChem accounted for the combination using the historical bases of the assets and liabilities contributed by ConocoPhillips and ChevronTexaco.

At December 31, 2002, the book value of ConocoPhillips' investment in CPChem was $1,919 million. ConocoPhillips' 50 percent share of the total net assets of CPChem was $1,747 million. This basis difference of $172 million is being amortized over 20 years, consistent with the remaining estimated useful lives of the properties, plants and equipment contributed to CPChem.

On July 1, 2002, ConocoPhillips purchased $125 million of Members' Preferred Interests. Preferred distributions are cumulative at 9 percent per annum and will be payable quarterly, upon declaration by CPChem's Board of Directors, from CPChem's cash earnings. The securities have no stated maturity date and are redeemable quarterly, in increments of $25 million, when CPChem's ratio of debt to total capitalization falls below a stated level. The Members' Preferred Interests are also redeemable at CPChem's sole option at any time.

Note 9 — Properties, Plants and Equipment, Goodwill and Intangibles

The company's investment in properties, plants and equipment (PP&E), with accumulated depreciation, depletion and amortization (DD&A), at December 31 was:

	Millions of Dollars					
	2002			2001		
	Gross PP&E	DD&A	Net PP&E	Gross PP&E	DD&A	Net PP&E
E&P	**$36,884**	**8,600**	**28,284**	20,995	7,870	13,125
Midstream	**903**	**16**	**887**	49	34	15
R&M	**15,605**	**2,765**	**12,840**	11,553	2,804	8,749
Chemicals	**—**	**—**	**—**	—	—	—
Emerging Businesses	**690**	**5**	**685**	—	—	—
Corporate and Other	**477**	**143**	**334**	493	249	244
	$54,559	**11,529**	**43,030**	33,090	10,957	22,133

Changes in the carrying amount of goodwill are as follows:

	Millions of Dollars			
	E&P	R&M	Corporate	Total
Balance at December 31, 2000	$—	—	—	—
Acquired (primarily Tosco acquisition)	15	2,266	—	2,281
Balance at December 31, 2001	15	2,266	—	2,281
Acquired (merger of Conoco and Phillips)*	**—**	**—**	**12,079**	**12,079**
Valuation and other adjustments	**—**	**341**	**—**	**341**
Allocated to discontinued operations	**—**	**(257)**	**—**	**(257)**
Balance at December 31, 2002	**$15**	**2,350**	**12,079**	**14,444**

**Has not yet been allocated to reporting units.*

Information on the carrying value of intangible assets at December 31 follows:

	Millions of Dollars	
	2002	2001
Amortized Intangible Assets		
Refining technology related	**$ 78**	—
Other	**44**	11
	$122	11
Unamortized Intangible Assets		
Tradenames	**$669**	226
Refinery air and operating permits	**315**	562
Other	**13**	62
	$997	850

Note 10 — Impairments

During 2002, 2001 and 2000, the company recognized the following before-tax impairment charges:

	Millions of Dollars		
	2002	2001	2000
E&P			
United States	**$ 12**	3	13
International	**37**	23	87
R&M			
Tradenames	**102**	—	—
Retail site leasehold improvements	**26**	—	—
	$177	26	100

After-tax, the above impairment charges were $115 million in 2002, $25 million in 2001, and $95 million in 2000.

The company's E&P segment recognized impairments of $49 million before-tax on four fields in 2002. Impairment of the Janice field in the U.K. North Sea was triggered by its sale, while the Viscount field in the U.K. North Sea was impaired following an evaluation of development drilling results. Sales of properties in Alaska and offshore California resulted in the remaining E&P impairments in 2002.

The company initiated a plan in late 2002 to sell a substantial portion of its R&M retail sites. The planned dispositions will result in a reduction of the amount of gasoline volumes marketed under the company's "76" tradename. As a result, the carrying value of the "76" tradename was impaired, with the $102 million impairment determined by an analysis of the discounted cash flows based on the gasoline volumes projected to be sold under the brand name after the planned dispositions, compared with the volumes being sold prior to the dispositions. The company also impaired the carrying value of certain leasehold improvements associated with leased retail sites that are held for use. The impairment was triggered by a review of the leased-site guaranteed residual values and was determined by comparing the guaranteed residual values and leasehold improvements with current market values of the related assets.

See Note 4 — Discontinued Operations for information regarding the impairments recognized in 2002 in connection with the anticipated sale of certain assets mandated by the FTC, and the planned sale of a substantial portion of the company's retail marketing operations.

In the second quarter of 2001, the company committed to a plan to sell its 12.5 percent interest in the Siri oil field, offshore Denmark, triggering a write-down of the field's assets to fair market value. The sale closed in early 2002. The company also recorded a property impairment on a crude oil tanker that was sold in the fourth quarter of 2001.

The company recorded an impairment of its Ambrosio field, located in Lake Maracaibo, Venezuela, in 2000. The Ambrosio field exploitation program did not achieve originally premised results. The $87 million impairment charge was based on the difference between the net book value of the property and the discounted value of estimated future cash flows. The remaining property impairments in 2000 were related to fields in the United States, and were prompted by an evaluation of drilling results or negative oil and gas reserve revisions.

Note 11 — Accrued Dismantlement, Removal and Environmental Costs

Accrued Dismantlement and Removal Costs

At December 31, 2002 and 2001, the company had accrued $1,065 million and $776 million, respectively, of dismantlement and removal costs, primarily related to worldwide offshore production facilities and to production facilities in Alaska. The increase in 2002 was primarily due to the merger and increased cost estimates related to production facilities in Alaska. Estimated uninflated total future dismantlement and removal costs at December 31, 2002, were $4,751 million, compared with $2,827 million in 2001. The increase was partially due to the merger. The remaining increase was primarily attributable to changes in future dismantlement and removal cost estimates.

These costs are accrued primarily on the unit-of-production method. Pursuant to SFAS No. 143, "Accounting for Asset Retirement Obligations," the accounting for these costs was changed effective January 1, 2003. See Note 27 — New Accounting Standards for additional information.

Environmental Costs

Total environmental accruals at December 31, 2002 and 2001, were $743 million and $439 million, respectively. The 2002 increase in accrued environmental costs was primarily the result of the merger. A large portion of these accrued environmental costs were acquired in various business combinations and thus are discounted obligations. For the discounted accruals, expected inflated expenditures are: $112 million in 2003, $71 million in 2004, $58 million in 2005, $54 million in 2006, and $53 million in 2007. Remaining expenditures in all future years after 2007 are expected to total $399 million. These expected expenditures are discounted using a weighted-average 5 percent discount factor, resulting in an accrued balance of $675 million at December 31, 2002.

ConocoPhillips had accrued environmental costs, primarily related to cleanup at domestic refineries and underground storage tanks at U.S. service stations, and remediation activities required by the state of Alaska at exploration and production sites formerly owned by Atlantic Richfield Company, of $427 million and $288 million at December 31, 2002 and 2001, respectively. ConocoPhillips had also accrued at corporate $236 million and $136 million of environmental costs associated with non-operating sites at December 31, 2002 and 2001, respectively. In addition, $70 million and $12 million were included at December 31, 2002 and 2001, respectively, for sites where the company has been named a potentially responsible party under the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Resource Conservation and Recovery Act, or similar state laws. At December 31, 2002 and 2001, $10 million and $3 million, respectively, had been accrued for other environmental litigation. Accrued environmental liabilities will be paid over periods extending up to 30 years.

Of the total $1,808 million and $1,215 million of accrued dismantlement, removal and environmental costs at December 31, 2002 and 2001, $142 million and $156 million was classified as a current liability on the balance sheet, under the caption "Other accruals."

Note 12 — Debt

Long-term debt at December 31 was:

	Millions of Dollars	
	2002	2001
9 3/8% Notes due 2011	**$ 350**	350
8.86% Notes due 2022	**—**	250
8.75% Notes due 2010	**1,350**	1,350
8.5% Notes due 2005	**1,150**	1,150
8.49% Notes due 2023	**250**	250
8.25% Mortgage Bonds due 2003	**150**	150
8.125% Notes due 2030	**600**	600
7.92% Notes due 2023	**250**	250
7.9% Notes due 2047	**100**	100
7.8% Notes due 2027	**300**	300
7.68% Notes due 2012	**64**	—
7.625% Notes due 2006	**240**	240
7.25% Notes due 2007	**200**	200
7.25% Notes due 2031	**500**	—
7.20% Notes due 2023	**250**	250
7.125% Debentures due 2028	**300**	300
7% Debentures due 2029	**200**	200
6.95% Notes due 2029	**1,900**	—
6.65% Notes due 2003	**100**	100
6.65% Debentures due 2018	**300**	300
6.375% Notes due 2009	**300**	300
6.35% Notes due 2011	**1,750**	—
6.35% Notes due 2009	**750**	—
5.90% Notes due 2004	**1,350**	—
5.90% Notes due 2032	**600**	—
5.45% Notes due 2006	**1,250**	—
4.75% Notes due 2012	**1,000**	—
3.625% Notes due 2007	**400**	—
Commercial paper and revolving debt due to banks and others through 2006 at 1.46% – 1.94% at year-end 2002	**1,517**	1,081
SRW Cogeneration Limited Partnership	**180**	—
Floating Rate Notes due 2003	**500**	—
Industrial Development bonds	**153**	55
Guarantee of LTSSP bank loan payable at 1.69% at year-end 2002	**299**	322
Note payable to Merey Sweeny, L.P. at 7%	**131**	133
Marine Terminal Revenue Refunding Bonds at 2.9% – 3.1% at year-end 2002	**265**	265
Other notes payable	**68**	49
Debt at face value	**19,067**	8,545
Capitalized leases	**23**	—
Net unamortized premium and discounts	**676**	109
Total debt	**19,766**	8,654
Notes payable and long-term debt due within one year	**(849)**	(44)
Long-term debt	**$18,917**	8,610

Maturities inclusive of net unamortized premiums and discounts in 2003 through 2007 are: $849 million (included in current liabilities), $1,438 million, $1,229 million, $3,173 million and $654 million, respectively.

The company assumed $12,031 million of debt in connection with the merger.

In October 2002, ConocoPhillips entered into two new revolving credit facilities and amended and restated a prior Phillips revolving credit facility to include ConocoPhillips as a borrower. These credit facilities support the company's $4 billion commercial paper program, a portion of which may be denominated in euros (limited to euro 3 billion). The company now has a $2 billion 364-day revolving credit facility expiring on October 14, 2003, and two revolving credit facilities totaling $2 billion expiring in October 2006. Effective with the execution of the new facilities, the previously existing $2.5 billion in Conoco facilities were terminated.

At December 31, 2002, ConocoPhillips had no debt outstanding under these credit facilities, but had $1,517 million in commercial paper outstanding, which is supported 100 percent by the long-term credit facilities. This amount approximates fair value.

As of December 31, 2002, the company's wholly owned subsidiary, ConocoPhillips Norway, had no outstanding debt under its two $300 million revolving credit facilities expiring in June 2004.

Depending on the credit facility, borrowings may bear interest at a margin above rates offered by certain designated banks in the London interbank market or at margins above certificate of deposit or prime rates offered by certain designated banks in the United States. The agreements call for commitment fees on available, but unused, amounts. The agreements also contain early termination rights if the company's current directors or their approved successors cease to be a majority of the Board of Directors.

In October 2002, ConocoPhillips privately placed $2 billion of senior unsecured debt securities, consisting of $400 million 3.625% notes due 2007, $1 billion 4.75% notes due 2012, and $600 million 5.90% notes due 2032, in each case fully and unconditionally guaranteed by Conoco and Phillips. The $1,980 million proceeds from the offering were used to reduce commercial paper, retire Conoco's $500 million floating rate notes due October 15, 2002, and for general corporate purposes.

ConocoPhillips redeemed the following notes during 2002 and early 2003 and funded the redemptions with commercial paper:

- on May 15, 2002, its $250 million 8.86% notes due May 15, 2022, at 104.43 percent, resulting in a second quarter extraordinary loss from the early retirement of debt of $13 million before-tax, $9 million after-tax;
- on November 26, 2002, its $171 million 7.443% senior unsecured notes due 2004 resulting in a fourth quarter extraordinary loss from the early retirement of debt of $3 million before-tax, $1 million after-tax;
- on January 1, 2003, its $250 million 8.49% notes due January 1, 2023, at 104.245 percent; and
- on January 31, 2003, its $181 million SRW Cogeneration Limited Partnership note which was assumed in September 2002 as a result of acquiring its partners' interest in the partnership.

At December 31, 2002, $299 million was outstanding under the company's Long-Term Stock Savings Plan (LTSSP) term loan, which will require annual installments beginning in 2008 and continue through 2015. Under this bank loan, any participating bank in the syndicate of lenders may cease to participate on December 5, 2004, by giving not less than 180 days' prior notice to the LTSSP and the company. If participating lenders give the cessation notice, the company plans to resyndicate the loan.

Each bank participating in the LTSSP loan has the optional right, if the current company directors or their approved successors cease to be a majority of the Board, and upon not less than 90 days' notice, to cease to participate in the loan. Under the above conditions, such banks' rights and obligations under the loan agreement must be purchased by the company if not transferred to a bank of the company's choice. See Note 20 — Employee Benefit Plans for additional discussion of the LTSSP.

Note 13 — Sales of Receivables

At December 31, 2002, ConocoPhillips sold certain credit card and trade receivables to two Qualifying Special Purpose Entities (QSPEs) in revolving-period securitization arrangements. These arrangements provide for ConocoPhillips to sell, and the QSPEs to purchase, certain receivables and for the QSPEs to then issue beneficial interests of up to $1.5 billion to five bank-sponsored entities. The receivables sold have been sufficiently isolated from ConocoPhillips to qualify for sales treatment. All five bank-sponsored entities are multi-seller conduits with access to the commercial paper market and purchase interests in similar receivables from numerous other companies unrelated to ConocoPhillips. ConocoPhillips has no ownership in any of the bank-sponsored entities and has no voting influence over any bank-sponsored entity's operating and financial decisions. As a result, ConocoPhillips does not consolidate any of these entities. Beneficial interests retained by ConocoPhillips in the pool of receivables held by the QSPEs are subordinate to the beneficial interests issued to the bank-sponsored entities and were measured and recorded at fair value based on the present value of future expected cash flows estimated using management's best estimates concerning the receivables performance, including credit losses and dilution discounted at a rate commensurate with the risks involved to arrive at present value. These assumptions are updated periodically based on actual credit loss experience and market interest rates. ConocoPhillips also retains servicing responsibility related to the sold receivables. The fair value of the servicing responsibility approximates adequate compensation for the servicing costs incurred. ConocoPhillips' retained interest in the sold receivables at December 31, 2002 and 2001, was $1.3 billion and $450 million, respectively. Under accounting principles generally accepted in the United States, the QSPEs are not consolidated by ConocoPhillips. ConocoPhillips retained interest in sold receivables is reported on the balance sheet in accounts and notes receivable — related parties.

Total cash flows received from and paid under the securitization arrangements were as follows:

	Millions of Dollars	
	2002	2001
Receivables sold at beginning of year	**$ 940**	500
Conoco receivables sold at August 30, 2002	**400**	—
Tosco receivables sold at September 14, 2001	—	614
New receivables sold	**18,613**	8,907
Cash collections remitted	**(18,630)**	(9,081)
Receivables sold at end of year	**$ 1,323**	940
Discounts and other fees paid on revolving balances	**$ 21**	24

At year-end, ConocoPhillips sold $264 million of receivables under a factoring arrangement. ConocoPhillips also retains servicing responsibility related to the sold receivables. The fair value of the servicing responsibility approximates adequate compensation for the servicing costs incurred. At maturity of the receivables, ConocoPhillips has a recourse obligation to repurchase uncollected receivables. The fair value of this recourse obligation is not significant.

Note 14 — Guarantees

At December 31, 2002, the company was liable for certain contingent obligations under various contractual arrangements as described below.

Construction Completion Guarantees

- The company has a construction completion guarantee related to debt and bond financing arrangements secured by the Merey

Sweeny, L.P. (MSLP) joint-venture project in Texas. The maximum potential amount of future payment under the guarantee, including joint-and-several debt at its gross amount, is estimated to be $418 million assuming that completion certification is not achieved. Of this amount, $209 million is attributable to Petroleos de Venezuela, S.A. (PDVSA), because they are joint-and-severally liable for a portion of the debt. If completion certification is not attained by 2004, the full debt balance is due. The debt is non-recourse to ConocoPhillips upon completion certification.

- The company has issued a construction completion guarantee related to debt financing arrangements for the Hamaca Holding LLC joint venture project in Venezuela. The maximum potential amount of future payments under the guarantee is estimated to be $441 million, which could be payable if the full debt financing capacity is utilized and startup and completion of the Hamaca project is not achieved by October 1, 2005. The project financing debt is non-recourse to ConocoPhillips upon startup and completion certification.

Guaranteed Residual Value on Leases

- The company leases ocean transport vessels, drillships, tank railcars, corporate aircraft, service stations, computers, office buildings, certain refining equipment, and other facilities and equipment. Associated with these leases the company has guaranteed approximately $1,821 million in residual values, which are due at the end of the lease terms. However, those guaranteed amounts would be reduced by the fair market value of the leased assets returned. See Note 19 — Non-Mineral Leases.

Guarantees of Joint-Venture Debt

- At December 31, 2002, ConocoPhillips had guarantees of about $355 million outstanding for its portion of joint-venture debt obligations. Of that amount, $176 million is associated with the Polar Lights Company joint-venture project in Russia. Smaller amounts and in some cases debt service reserves are associated with Interconnector (UK) Ltd., Turcas Petrol, Malaysian Refining Company Sdn. Bhd (Melaka), Hydroserve, Excel Paralubes, and Ingleside Cogeneration Limited Partnership. The various debt obligations have terms of up to 24 years.

Other Guarantees

- In addition to the construction completion guarantee explained above, the MSLP agreement also requires the partners in the venture to pay cash calls as required to meet minimum operating requirements of the venture, in the event revenues do not cover expenses over the next 18 years. The maximum potential future payments under the agreement are estimated to be $258 million assuming MSLP does not earn any revenue over the entire period. To the extent revenue was generated by the venture, future required payments would be reduced accordingly.
- The company has guaranteed certain potential payments related to its interest in two drillships, which are operated by joint ventures. Potential payments could be required for guaranteed residual value amounts and amounts due under interest rate hedging agreements. The maximum potential future payments under the agreements are estimated to be approximately $193 million.
- During 2001, the company entered into a letter agreement authorizing the charter, by an unaffiliated third party, of up to four LNG vessels, which included an indemnity by the company in respect of claims for charter hire and other charter payments. The indemnity was subject to certain limitations and was to be applied net of sub-charter rental income and other receipts of the unaffiliated third party. In February 2003, the company entered into new agreements which cancelled the 2001 letter agreement and established separate guarantee facilities for $50 million each for two of the LNG vessels. Under each such facility, the company may be required to make payments should the charter revenue generated by the relevant ship fall below certain specified minimum thresholds, and the company will receive payments to the extent that such revenues exceed those thresholds. The net maximum future payments over the 20 year terms of the agreements could be up to $100 million. In the event the two ships are sold or a total loss occurs, the company also may have recourse to the sales or insurance proceeds to recoup payments made under the guarantee facilities.
- Other guarantees, consisting primarily of dealer and jobber loan guarantees to support the company's marketing business, a guarantee supporting a lease assignment on a corporate aircraft and guarantees of lease payment obligations for a joint venture totaled $111 million. These guarantees generally extend up to 15 years and payment would only be required if the dealer, jobber or lessee was in default.

Indemnifications

- Over the years, the company has entered into various agreements to sell ownership interests in certain corporations and joint ventures. In addition, the company entered into a Tax Sharing Agreement in 1998 related to Conoco's separation from DuPont. These agreements typically include indemnifications for additional taxes determined to be due under the relevant tax law in connection with the company's operations for years prior to the sale or separation. Generally, the obligation extends until the related tax years are closed. The maximum potential amount of future payments under the indemnifications is the amount of additional tax determined to be due under relevant tax law and the various agreements. There are no material outstanding claims that have been asserted under these agreements.
- As part of its normal ongoing business operations and consistent with generally accepted and recognized industry practice, ConocoPhillips enters into various agreements with other parties (the Agreements). These Agreements apportion future risks between the parties for the transaction(s) or relationship(s) governed by such Agreements; one method of apportioning risk between the company and the other contracting party is the inclusion of provisions requiring one party to indemnify the other party against losses that might otherwise be incurred by such other party in the future (the Indemnity or Indemnities). Many of the company's Agreements contain an Indemnity or Indemnities that require the company to perform certain obligations as a result of the occurrence of a triggering event or condition. In some instances the company indemnifies third parties against losses resulting from certain events or conditions that arise out of operations conducted by the company's equity affiliates.

The nature of these indemnity obligations are diverse and too numerous to list in this disclosure because of the thousands of different Agreements to which the company is a party, each of which may have a different term, business purpose, and triggering events or conditions for an indemnity obligation. Consistent with customary business practice, any particular indemnity obligation incurred by the company is the result of a negotiated transaction or contractual relationship for which the company has accepted a certain level of risk in return for a financial or other type of benefit to the company. In addition, the Indemnity or Indemnities in each Agreement vary widely in their definitions of both the triggering event and the resulting obligation, which is contingent on that triggering event.

The company's risk management philosophy is to limit risk in any transaction or relationship to the maximum extent reasonable in relation to commercial and other considerations. Before accepting any indemnity obligation, the company makes an informed risk management decision considering, among other things, the remoteness of the possibility that the triggering event will occur, the potential costs to perform any resulting indemnity obligation, possible actions to reduce the likelihood of a triggering event or to reduce the costs of performing an indemnity obligation, whether the company is in fact indemnified by an unrelated third party, insurance coverage that may be available to offset the cost of the indemnity obligation, and the benefits to the company from the transaction or relationship.

Because many or most of the company's indemnity obligations are not limited in duration or potential monetary exposure, the company cannot calculate the maximum potential amount of future payments that could be paid under the company's indemnity obligations stemming from all its existing Agreements. The company has disclosed contractual matters, including, but not limited to, indemnity obligations, which will or could have a material impact on the company's financial performance in quarterly, annual and other reports required by applicable securities laws and regulations. The company also accrues for contingent liabilities, including those arising out of indemnity obligations, when a loss is probable and the amounts can be reasonably estimated (see Note 15 — Contingencies). The company is not aware of the occurrence of any triggering event or condition that would have a material adverse impact on the company's financial statements as a result of an indemnity obligation relating to such triggering event or condition.

Note 15 — Contingencies

The company is subject to various lawsuits and claims including but not limited to: actions challenging oil and gas royalty and severance tax payments; actions related to gas measurement and valuation methods; actions related to joint interest billings to operating agreement partners; and claims for damages resulting from leaking underground storage tanks, with related toxic tort claims.

In the case of all known contingencies, the company accrues an undiscounted liability when the loss is probable and the amount is reasonably estimable. These liabilities are not reduced for potential insurance recoveries. If applicable, undiscounted receivables are accrued for probable insurance or other third-party recoveries. Based on currently available information, the company believes that it is remote that future costs related to known contingent liability exposures will exceed current accruals by an amount that would have a material adverse impact on the company's financial statements.

As facts concerning contingencies become known to the company, the company reassesses its position both with respect to accrued liabilities and other potential exposures. Estimates that are particularly sensitive to future changes include contingent liabilities recorded for environmental remediation, tax and legal matters. Estimated future environmental remediation costs are subject to change due to such factors as the unknown magnitude of cleanup costs, the unknown time and extent of such remedial actions that may be required, and the determination of the company's liability in proportion to that of other responsible parties. Estimated future costs related to tax and legal matters are subject to change as events evolve and as additional information becomes available during the administrative and litigation processes.

Environmental — The company is subject to federal, state and local environmental laws and regulations. These may result in obligations to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical, mineral and petroleum substances at various sites. When the company prepares its financial statements, accruals for environmental liabilities are recorded based on management's best estimate using all information that is available at the time. Loss estimates are measured and liabilities are based on currently available facts, existing technology, and presently enacted laws and regulations, taking into consideration the likely effects of inflation and other societal and economic factors. Also considered when measuring environmental liabilities are the company's prior experience in remediation of contaminated sites, other companies' cleanup experience and data released by the U.S. Environmental Protection Agency (EPA) or other organizations. Unasserted claims are reflected in ConocoPhillips' determination of environmental liabilities and are accrued in the period that they are both probable and reasonably estimable.

Although liability of those potentially responsible for environmental remediation costs is generally joint and several for federal sites and frequently so for state sites, the company is usually only one of many companies cited at a particular site. Due to the joint and several liabilities, the company could be responsible for all of the cleanup costs related to any site at which it has been designated as a potentially responsible party. If ConocoPhillips were solely responsible, the costs, in some cases, could be material to its, or one of its segments', operations, capital resources or liquidity. However, settlements and costs incurred in matters that previously have been resolved have not been materially significant to the company's results of operations or financial condition. The company has been successful to date in sharing cleanup costs with other financially sound companies. Many of the sites at which the company is potentially responsible are still under investigation by the EPA or the state agencies concerned. Prior to actual cleanup, those potentially responsible normally assess the site conditions, apportion responsibility and determine the appropriate remediation. In some instances, ConocoPhillips may have no liability or attain a settlement of liability. Where it appears that other potentially responsible parties may be financially unable to bear their proportional share, this inability has been considered in estimating the company's potential liability and accruals have been adjusted accordingly.

Upon ConocoPhillips' acquisition of Tosco on September 14, 2001, the assumed environmental obligations of Tosco, some of which are mitigated by indemnification agreements, became contingencies reportable on a consolidated basis by ConocoPhillips. Beginning with the acquisition of the Bayway refinery in 1993, but excluding the Alliance refinery acquisition, Tosco negotiated, as part of its acquisitions, environmental indemnification from the former owners for remediating contamination that occurred prior to the respective acquisition dates. Some of the environmental indemnifications are subject to caps and time limits. No accruals have been recorded for any potential contingent liabilities that will be funded by the prior owners under these indemnifications.

As part of Tosco's acquisition of Unocal's West Coast petroleum refining, marketing, and related supply and transportation assets in March 1997, Tosco agreed to pay the first $7 million per year of any environmental remediation liabilities at the acquired sites arising out of, or relating to, the period prior to the transaction's closing, plus 40 percent of any amount in excess of $7 million per year, with Unocal paying the remaining 60 percent per year. The indemnification agreement with Unocal has a 25-year term from inception, and, at December 31, 2002, had a maximum cap of $131 million for environmental remediation costs that ConocoPhillips would be required to fund during the remainder of the agreement period. This maximum has been adjusted for amounts paid through December 31, 2002.

The company is currently participating in environmental assessments and cleanups at federal Superfund and comparable state sites. After an assessment of environmental exposures for cleanup and other costs, the company makes accruals on an undiscounted basis (except, if assumed in a purchase business combination, such costs are recorded on a discounted basis) for planned investigation and remediation activities for sites where it is probable that future costs will be incurred and these costs can be reasonably estimated. See Note 11 — Accrued Dismantlement, Removal and Environmental Costs for a summary of the company's accrued environmental liabilities.

Other Legal Proceedings — ConocoPhillips is a party to a number of other legal proceedings pending in various courts or agencies for which, in some instances, no provision has been made.

Other Contingencies — ConocoPhillips has contingent liabilities resulting from throughput agreements with pipeline and processing companies. Under these agreements, ConocoPhillips may be required to provide any such company with additional funds through advances and penalties for fees related to throughput capacity not utilized by ConocoPhillips.

ConocoPhillips has various purchase commitments for materials, supplies, services and items of permanent investment incident to the ordinary conduct of business. Such commitments are not at prices in excess of current market. Additionally, the company has obligations under an international contract to purchase natural gas over a period of up to 17 years. These long-term purchase obligations are at prices in excess of December 31, 2002, quoted market prices. No material annual gain or loss is expected from these long-term commitments.

Note 16 — Financial Instruments and Derivative Contracts

Derivative Instruments

The company and certain of its subsidiaries may use financial and commodity-based derivative contracts to manage exposures to fluctuations in foreign currency exchange rates, commodity prices, and interest rates, or to exploit market opportunities. With the completion of the merger of Phillips and Conoco on August 30, 2002, the derivatives policy adopted during the third quarter of 2001 is no longer in effect; however, the ConocoPhillips Board of Directors has approved an "Authority Limitations" document that prohibits the use of highly leveraged derivatives or derivative instruments without sufficient liquidity for comparable valuations without approval from the Chief Executive Officer. The Authority Limitations document also authorizes the Chief Executive Officer to establish the maximum Value at Risk (VaR) limits for the company. Compliance with these limits is monitored daily. The function of the Risk Management Steering Committee, monitoring the use and effectiveness of derivatives, was assumed by the Chief Financial Officer for risks resulting from foreign currency exchange rates and interest rates, and by the Executive Vice President of Commercial, a new position that reports to the Chief Executive Officer, for commodity price risk. ConocoPhillips' Commercial Group manages commercial marketing, optimizes the commodity flows and positions of the company, monitors related risks of the company's upstream and downstream businesses and selectively takes price risk to add value.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (Statement No. 133 or SFAS No. 133), requires companies to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. Assets and liabilities resulting from derivative contracts open at December 31, 2002, were $197 million and $206 million, respectively, and appear as accounts and notes receivables, other assets, accounts payable, or other liabilities and deferred credits on the balance sheet.

The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it meets the qualifications for, and has been designated as, a SFAS No. 133 hedge, and the type of hedge. At this time, ConocoPhillips is not using SFAS No. 133 hedge accounting for commodity derivative contracts, but the company is using hedge accounting for the interest-rate derivatives noted below. All gains and losses, realized or unrealized, from derivative contracts not designated as SFAS No. 133 hedges have been recognized in the statement of operations. Gains and losses from derivative contracts held for trading not directly related to the company's physical business, whether realized or unrealized, have been reported net in other income.

SFAS No. 133 also requires purchase and sales contracts for commodities that are readily convertible to cash (e.g., crude oil, natural gas, and gasoline) to be recorded on the balance sheet as derivatives unless the contracts are for quantities expected to be used or sold by the company over a reasonable period in the normal course of business (the normal purchases and normal sales exception), among other requirements, and the company has documented its intent to apply this exception. ConocoPhillips generally applies this exception to eligible purchase and sales contracts; however, the company may elect not to apply this exception (e.g., when another derivative instrument will be used to mitigate the risk of the purchase or sale contract but hedge accounting will not be applied). When this occurs, both the purchase or sales contract and the derivative contract mitigating the resulting risk will be recorded on the balance sheet at fair value in accordance with the preceding paragraphs.

Interest Rate Derivative Contracts — On August 30, 2002, the company obtained a number of fixed-to-floating and floating-to-fixed interest rate swaps from the merger. ConocoPhillips designated these swaps as hedges, but by December 31, 2002, all of the fixed-to-floating rate swaps and a portion of the floating-to-fixed rate swaps had been terminated. The floating-to-fixed interest rate swaps still open at December 31, 2002, are as follows:

	Millions of Dollars	
	Notional Amount	Fair Value
Cash Flow Hedges		
Maturing 2006	$166	(19)
Maturing in less than one year	500	(3)

ConocoPhillips generally reports gains, losses, and ineffectiveness from interest rate derivatives on the statement of operations in interest and debt expense; however, when interest rate derivatives are used to hedge the interest component of a lease, the resulting gains and losses are reported on the statement of operations in production and operating expense. No portion of the gain or loss from the swaps designated as interest rate hedges has been excluded from the assessment of hedge ineffectiveness, which was immaterial for the period from August 30 to December 31, 2002. In accordance with the hedge accounting provisions of Statement No. 133, any realized gains or losses from these derivative hedging instruments will be recognized as income or expense in future periods concurrent with the forecasted transactions. The company expects the amount of net unrealized losses from interest rate hedges in accumulated other comprehensive loss at December 31, 2002, that will be reclassified to earnings during the next 12 months to be immaterial.

Currency Exchange Rate Derivative Contracts — During the third quarter of 2001, ConocoPhillips used hedge accounting to record the results of using a forward exchange contract to hedge the exposure to fluctuations in the exchange rate between the U.S. dollar and Brazilian real, resulting from a firm commitment to pay reals to acquire an exploratory lease. The hedge was closed in August 2001, upon payment of the lease bonus. Results from the hedge appear in accumulated other comprehensive loss on the balance sheet and will be reclassified into earnings concurrent with the amortization or write-down of the lease bonus, but no portion of this amount is expected to be reclassified during 2003. No component of the hedge results was excluded from the assessment of hedge effectiveness, and no gain or loss was recorded in the statement of operations from hedge ineffectiveness.

After the merger, the company has foreign currency exchange rate risk resulting from operations in over 40 countries. ConocoPhillips does not comprehensively hedge the exposure to currency rate changes, although the company may choose to selectively hedge exposures to foreign currency rate risk. Examples include firm commitments for capital projects, certain local currency tax payments and dividends, and cash returns from net investments in foreign affiliates to be remitted within the coming year. Hedge accounting is not currently being used for any of the company's foreign currency derivatives.

Commodity Derivative Contracts — ConocoPhillips operates in the worldwide crude oil, refined product, natural gas, natural gas liquids, and electric power markets and is exposed to fluctuations in the prices for these commodities. These fluctuations can affect the company's revenues as well as the cost of operating, investing, and financing activities. Generally, ConocoPhillips' policy is to remain exposed to market prices of commodity purchases and sales; however, executive management may elect to use derivative instruments to establish longer-term positions to hedge the price risk of the company's equity crude oil and natural gas production, as well as refinery margins.

The ConocoPhillips Commercial Group use futures, forwards, swaps, and options in various markets to optimize the value of the company's supply chain, which may move the company's risk profile away from market average prices to accomplish the following objectives:

- Balance physical systems. In addition to cash settlement prior to contract expiration, exchange traded futures contracts may also be settled by physical delivery of the commodity, providing another source of supply to meet the company's refinery requirements or marketing demand;
- Meet customer needs. Consistent with the company's policy to generally remain exposed to market prices, the company uses swap contracts to convert fixed-price sales contracts, which are often requested by natural gas and refined product consumers, to a floating market price;
- Manage the risk to the company's cash flows from price exposures on specific crude oil, natural gas, refined product and electric power transactions; and
- Enable the company to use the market knowledge gained from these activities to do a limited amount of trading not directly related to the company's physical business. For the 12 months ended December 31, 2002 and 2001, the gains or losses from this activity were not material to the company's cash flows or income from continuing operations.

At December 31, 2002, ConocoPhillips was not using hedge accounting for commodity derivative contracts; however, during the first half of 2002, the company did use hedge accounting for West Texas Intermediate (WTI) crude oil futures designated as fair-value hedges of firm commitments to sell WTI crude oil at Cushing, Oklahoma. The changes in the fair values of the futures and firm commitments have been recognized in income. No component of the futures gain or loss was excluded from the assessment of hedge effectiveness, and the amount recognized in earnings during the year from ineffectiveness was immaterial.

Credit Risk

The company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash equivalents, over-the-counter derivative contracts, and trade receivables. ConocoPhillips' cash equivalents, which are placed in high-quality money market funds and time deposits with major international banks and financial institutions, are generally not maintained at levels material to the company's financial position. The credit risk from the company's over-the-counter derivative contracts, such as forwards and swaps, derives from the counterparty to the transaction, typically a major bank or financial institution. ConocoPhillips closely monitors these credit exposures against predetermined credit limits, including the continual exposure adjustments that result from market movements. Individual counterparty exposure is managed within these limits, and includes the use of cash-call margins when appropriate, thereby reducing the risk of significant non-performance. ConocoPhillips also uses futures contracts, but futures have a negligible credit risk because they are traded on the New York Mercantile Exchange or the International Petroleum Exchange of London Limited.

The company's trade receivables result primarily from its petroleum operations and reflect a broad national and international customer base, which limits the company's exposure to concentrations of credit risk. The majority of these receivables have payment terms of 30 days or less, and the company continually monitors this exposure and the creditworthiness of the counterparties. ConocoPhillips does not generally require collateral to limit the exposure to loss; however, ConocoPhillips will sometimes use letters of credit, prepayments, and master netting arrangements to mitigate credit risk with counterparties that both buy from and sell to the company, as these agreements permit the amounts owed by ConocoPhillips to be offset against amounts due to the company.

Fair Values of Financial Instruments

The company used the following methods and assumptions to estimate the fair value of its financial instruments:

Cash and cash equivalents: The carrying amount reported on the balance sheet approximates fair value.

Accounts and notes receivable: The carrying amount reported on the balance sheet approximates fair value.

Debt and mandatorily redeemable preferred securities: The carrying amount of the company's floating-rate debt approximates fair value. The fair value of the fixed-rate debt and mandatorily redeemable preferred securities is estimated based on quoted market prices.

Swaps: Fair value is estimated based on forward market prices and approximates the net gains and losses that would have been realized if the contracts had been closed out at year-end. When forward market prices are not available, they are estimated using the forward prices of a similar commodity with adjustments for differences in quality or location.

Futures: Fair values are based on quoted market prices obtained from the New York Mercantile Exchange or the International Petroleum Exchange of London Limited.

Forward-exchange contracts: Fair value is estimated by comparing the contract rate to the forward rate in effect on December 31 and approximates the net gains and losses that would have been realized if the contracts had been closed out at year-end.

Certain company financial instruments at December 31 were:

	Millions of Dollars			
	Carrying Amount		Fair Value	
	2002	2001	**2002**	2001
Financial assets				
Foreign currency derivatives	**$ 17**	—	**17**	—
Commodity derivatives	**180**	5	**180**	5
Financial liabilities				
Total debt, excluding capital leases	**19,743**	8,654	**20,844**	9,175
Mandatorily redeemable other minority interests and preferred securities	**491**	650	**516**	662
Interest rate derivatives	**22**	—	**22**	—
Foreign currency derivatives	**4**	—	**4**	—
Commodity derivatives	**180**	7	**180**	7

Note 17 — Preferred Stock and Other Minority Interests

Company-Obligated Mandatorily Redeemable Preferred Securities of Phillips 66 Capital Trusts

During 1996 and 1997, the company formed two statutory business trusts, Phillips 66 Capital I (Trust I) and Phillips 66 Capital II (Trust II), in which the company owns all common stock. The Trusts were created for the sole purpose of issuing securities and investing the proceeds thereof in an equivalent amount of subordinated debt securities of ConocoPhillips. ConocoPhillips established the two trusts to raise funds for general corporate purposes.

On May 31, 2002, ConocoPhillips redeemed all of its outstanding 8.24% Junior Subordinated Deferrable Interest Debentures due 2036 held by Trust I. This triggered the redemption of $300 million of Trust I's 8.24% Trust Originated Preferred Securities at par value, $25 per share. An extraordinary loss of $8 million before-tax, $6 million after-tax, was incurred during the second quarter of 2002 as a result of the redemption.

Trust II has outstanding $350 million of 8% Capital Securities (Capital Securities). The sole asset of Trust II is $361 million of the company's 8% Junior Subordinated Deferrable Interest Debentures due 2037 (Subordinated Debt Securities II) purchased by Trust II on January 17, 1997. The Subordinated Debt Securities II are due January 15, 2037, and are redeemable in whole, or in part, at the option of ConocoPhillips, on or after January 15, 2007, at a redemption price of $1,000 per share, plus accrued and unpaid interest.

Subordinated Debt Securities II are unsecured obligations of ConocoPhillips, equal in right of payment but subordinate and junior in right of payment to all present and future senior indebtedness of ConocoPhillips.

The subordinated debt securities and related income statement effects are eliminated in the company's consolidated financial statements. When the company redeems the Subordinated Debt Securities II, Trust II is required to apply all redemption proceeds to the immediate redemption of the Capital Securities. ConocoPhillips fully and unconditionally guarantees Trust II's obligations under the Capital Securities.

Other Mandatorily Redeemable Minority Interests

The minority limited partner in Conoco Corporate Holdings L.P. is entitled to a cumulative annual 7.86 percent priority return on its investment. The net minority interest in Conoco Corporate

Holdings held by the limited partner was $141 million at December 31, 2002, and is mandatorily redeemable in 2019 or callable without penalty beginning in the fourth quarter of 2004.

Other Minority Interests

The minority interest owner in Ashford Energy Capital S.A. is entitled to a cumulative annual preferred return on its investment, based on three-month LIBOR rates plus 1.27 percent. The preferred return at December 31, 2002, was 2.70 percent. At December 31, 2002, the minority interest was $504 million.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," and later in 2003, the FASB is expected to issue SFAS No. 149, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity." The company is evaluating these new pronouncements to determine whether the above items currently presented in the mezzanine section of the balance sheet will be required to be presented as debt or equity on the balance sheet. See Note 27 — New Accounting Standards and Note 28 — Variable Interest Entities for more information.

Preferred Stock

ConocoPhillips has 500 million shares of preferred stock authorized, par value $.01 per share, none of which was issued or outstanding at December 31, 2002.

Note 18 — Preferred Share Purchase Rights

ConocoPhillips' Board of Directors has authorized and declared a dividend of one preferred share purchase right for each common share outstanding, and has authorized and directed the issuance of one right per common share for any newly issued shares. The rights, which expire June 30, 2012, will be exercisable only if a person or group acquires 15 percent or more of the company's common stock or commences a tender offer that would result in ownership of 15 percent or more of the common stock. Each right would entitle stockholders to buy one one-hundredth of a share of preferred stock at an exercise price of $300. In addition, the rights enable holders to either acquire additional shares of ConocoPhillips common stock or purchase the stock of an acquiring company at a discount, depending on specific circumstances. The company may redeem the rights in whole, but not in part, for one cent per right.

Note 19 — Non-Mineral Leases

The company leases ocean transport vessels, railroad tank cars, corporate aircraft, service stations, computers, office buildings and other facilities and equipment. Certain leases include escalation clauses for adjusting rentals to reflect changes in price indices, as well as renewal options and/or options to purchase the leased property for the fair market value at the end of the lease term. There are no significant restrictions on ConocoPhillips imposed by the leasing agreements in regards to dividends, asset dispositions or borrowing ability. Leased assets under capital leases were not significant in any period presented.

ConocoPhillips has leasing arrangements with several special purpose entities (SPEs) that are third-party trusts established by a trustee and funded by financial institutions. Other than the leasing arrangement, ConocoPhillips has no other direct or indirect relationship with the trusts or their investors. Each SPE from which ConocoPhillips leases assets is funded by at least 3 percent substantive third-party residual equity capital investment, which is at-risk during the entire term of the lease. ConocoPhillips does have various purchase options to acquire the leased assets from the SPEs at the end of the lease term, but those purchase options are not required to be exercised by ConocoPhillips. See Note 28 — Variable Interest Entities, for a discussion of how the accounting for certain leasing arrangements with SPEs may change in 2003.

In connection with the committed plan to sell a major portion of the company's owned retail stores, the company plans to exercise purchase option provisions of various operating leases during 2003 involving approximately 900 store sites and two office buildings. Depending upon the timing of when the company adopts FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," and the determination of whether or not the lessor entities in these leases are variable interest entities, some or all of these lessor entities could become consolidated subsidiaries of the company prior to the exercise of the purchase options. See Note 27 — New Accounting Standards, and Note 28 — Variable Interest Entities, for additional information on FASB Interpretation No. 46.

At December 31, 2002, future minimum rental payments due under non-cancelable leases, including those associated with discontinued operations, were:

	Millions of Dollars
2003	$ 649
2004	546
2005	479
2006	425
2007	367
Remaining years	1,635
Total	4,101
Less income from subleases	641*
Net minimum operating lease payments	$3,460

**Includes $164 million related to railroad cars subleased to CPChem, a related party.*

The above amounts exclude guaranteed residual value payments, including those associated with discontinued operations, totaling $196 million in 2003, $219 million in 2004, $827 million in 2005, $145 million in 2006, and $434 million in the remaining years, due at the end of lease terms, which would be reduced by the fair market value of the leased assets returned. See Note 4 — Discontinued Operations regarding the company's commitment to exit certain retail sites and the related accrual for probable deficiencies under the residual value guarantees.

The company also expects to recognize probable guaranteed residual value deficiencies associated with certain retail sites included in continuing operations. The company plans to exercise its purchase options under these leases in 2003, resulting in the recognition of a $142 million, $92 million after-tax, loss.

ConocoPhillips has agreements with a shipping company for the long-term charter of five crude oil tankers that are currently under construction. The charters will be accounted for as operating leases upon delivery, which is expected in the third and fourth quarters of 2003. If the completed tankers are not delivered to ConocoPhillips before specified dates in 2004, the chartering commitments are cancelable by ConocoPhillips. Upon delivery, the base term of the charter agreements is 12 years, with certain renewal options by ConocoPhillips. ConocoPhillips has options to cancel the charter agreements at any time, including during construction or after delivery. After delivery, if ConocoPhillips were to exercise its cancellation options, the company's maximum commitment for the five tankers together would be $92 million. If ConocoPhillips does not exercise its cancellation options, the total operating lease commitment over the 12-year term for the five tankers would be $383 million on an estimated bareboat basis.

Operating lease rental expense for the years ended December 31 was:

	Millions of Dollars		
	2002	2001	2000
Total rentals*	**$541**	271	128
Less sublease rentals	**21**	22	2
	$520	249	126

**Includes $12 million of contingent rentals in 2002. Contingent rentals in 2001 and 2000 were not significant.*

Note 20 — Employee Benefit Plans

Pension and Postretirement Plans

An analysis of the projected benefit obligations for the company's pension plans and accumulated benefit obligations for its postretirement health and life insurance plans follows:

	Millions of Dollars					
	Pension Benefits				Other Benefits	
	2002		2001		**2002**	2001
	U.S.	**Int'l.**	U.S.	Int'l.		
Change in Benefit Obligation						
Benefit obligation at January 1	**$1,432**	**417**	991	386	**239**	140
Service cost	**75**	**32**	40	15	**9**	4
Interest cost	**133**	**48**	82	24	**31**	11
Plan participant contributions	**—**	**2**	—	1	**15**	11
Plan amendments	**(12)**	**—**	6	—	**133**	21
Actuarial (gain) loss	**205**	**(21)**	161	8	**31**	14
Acquisitions	**1,349**	**908**	277	—	**509**	68
Benefits paid	**(159)**	**(23)**	(131)	(12)	**(47)**	(31)
Curtailment	**(36)**	**—**	—	(2)	**(4)**	—
Recognition of termination benefits	**92**	**3**	6	5	**3**	1
Foreign currency exchange rate change	**—**	**135**	—	(8)	**—**	—
Benefit obligation at December 31	**$3,079**	**1,501**	1,432	417	**919**	239
Accumulated benefit obligation portion of above at December 31	**$2,455**	**1,325**	1,121	345		
Change in Fair Value of Plan Assets						
Fair value of plan assets at January 1	**$ 732**	**381**	696	401	**21**	20
Actual return on plan assets	**(85)**	**(74)**	(91)	(19)	**(5)**	2
Acquisitions	**600**	**594**	166	—	**—**	4
Company contributions	**145**	**39**	92	18	**27**	15
Plan participant contributions	**—**	**2**	—	1	**15**	11
Benefits paid	**(159)**	**(21)**	(131)	(12)	**(47)**	(31)
Foreign currency exchange rate change	**—**	**106**	—	(8)	**—**	—
Fair value of plan assets at December 31	**$1,233**	**1,027**	732	381	**11**	21

	Millions of Dollars					
	Pension Benefits				Other Benefits	
	2002		2001		**2002**	2001
	U.S.	**Int'l.**	U.S.	Int'l.		
Funded Status						
Excess obligation	**$(1,846)**	**(474)**	(700)	(36)	**(908)**	(218)
Unrecognized net actuarial loss	**697**	**171**	418	61	**60**	30
Unrecognized prior service cost	**30**	**5**	57	7	**131**	18
Total recognized amount in the consolidated balance sheet	**$(1,119)**	**(298)**	(225)	32	**(717)**	(170)
Components of above amount:						
Prepaid benefit cost	**$ —**	**52**	5	37	**—**	—
Accrued benefit liability	**(1,484)**	**(400)**	(501)	(15)	**(717)**	(170)
Intangible asset	**43**	**3**	57	4	**—**	—
Accumulated other comprehensive loss	**322**	**47**	214	6	**—**	—
Total recognized	**$(1,119)**	**(298)**	(225)	32	**(717)**	(170)
Weighted-Average Assumptions as of December 31						
Discount rate	**6.75%**	**5.85**	7.25	6.30	**6.75**	7.25
Expected return on plan assets	**7.05**	**7.45**	8.70	7.60	**5.50**	5.20
Rate of compensation increase	**4.00**	**3.80**	4.00	3.75	**4.00**	4.00

Pension plan funds are invested in a diversified portfolio of assets. Approximately $198 million held in a participating annuity contract is not available for meeting benefit obligations in the near term. At December 31, 2002, approximately 4,300 shares of company stock were included in plan assets. At December 31, 2001, no company stock was included in plan assets. The company's funding policy for U.S. plans is to contribute at least the minimum required by the Employee Retirement Income Security Act of 1974. Contributions to foreign plans are dependent upon local laws and tax regulations. In 2003, the company expects to contribute approximately $340 million to its domestic qualified pension plans and $50 million to its international qualified pension plans.

The funded status of the plans was impacted in 2002 by changes in assumptions used to calculate plan liabilities, the merger of Conoco and Phillips, and negative asset performance.

During 2002, the company recorded charges to other comprehensive loss totaling $149 million ($93 million net of tax), resulting in accumulated other comprehensive loss due to minimum pension liability adjustments at December 31, 2002, of $369 million ($236 million net of tax).

	Millions of Dollars								
	Pension Benefits						Other Benefits		
	2002		2001		2000		**2002**	2001	2000
	U.S.	**Int'l.**	U.S.	Int'l.	U.S.	Int'l.			
Components of Net Periodic Benefit Cost									
Service cost	**$ 75**	**32**	40	15	32	16	**9**	4	2
Interest cost	**133**	**48**	82	24	75	23	**31**	11	9
Expected return on plan assets	**(73)**	**(49)**	(74)	(30)	(80)	(29)	**(1)**	(1)	(1)
Amortization of prior service cost	**5**	**2**	6	1	5	1	**8**	(1)	(3)
Recognized net actuarial loss (gain)	**48**	**7**	16	—	(5)	—	**3**	2	1
Amortization of net asset	**—**	**—**	—	(1)	(7)	—	**—**	—	—
Net periodic benefit cost	**$188**	**40**	70	9	20	11	**50**	15	8

The company recorded curtailment losses of $23 million and $1 million in 2002 and 2000, respectively, and a curtailment gain of $2 million in 2001. The company recorded settlement losses of $10 million in 2001.

In determining net pension and other postretirement benefit costs, ConocoPhillips has elected to amortize net gains and losses on a straight-line basis over 10 years. Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

For the company's tax-qualified pension plans with projected benefit obligations in excess of plan assets, the projected benefit obligation, the accumulated benefit obligation, and the fair value of plan assets were $4,288 million, $3,542 million, and $2,259 million at December 31, 2002, respectively, and $1,519 million, $1,211 million, and $886 million at December 31, 2001, respectively.

For the company's unfunded non-qualified supplemental key employee pension plans, the projected benefit obligation and the accumulated benefit obligation were $260 million and $206 million, respectively, at December 31, 2002, and were $109 million and $76 million, respectively, at December 31, 2001.

The company has multiple non-pension postretirement benefit plans for health and life insurance. The health care plans are contributory, with participant and company contributions adjusted annually; the life insurance plans are non-contributory. For most groups of retirees, any increase in the annual health care escalation rate above 4.5 percent is borne by the participant. The weighted-average health care cost trend rate for those participants not subject to the cap is assumed to decrease gradually from 10 percent in 2003 to 5 percent in 2009.

The assumed health care cost trend rate impacts the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects on the 2002 amounts:

	Millions of Dollars	
	One-Percentage-Point	
	Increase	Decrease
Effect on total of service and interest cost components	$—	—
Effect on the postretirement benefit obligation	3	3

Defined Contribution Plans

At December 31, 2002, most employees (excluding retail service station employees) were eligible to participate in either the company-sponsored Thrift Plan of Phillips Petroleum Company, the Tosco Corporation Capital Accumulation Plan, or the Thrift Plan for Employees of Conoco Inc. Employees could contribute a portion of their salaries to various investment funds, including a company stock fund, a percentage of which was matched by the company. In addition, eligible participants in the Tosco Corporation Capital Accumulation Plan could receive an additional company contribution in lieu of pension plan benefits. Company contributions charged to expense in total for all three plans were $40 million in 2002, and $14 million in 2001 and $6 million in 2000.

The company's Long-Term Stock Savings Plan (LTSSP) was a leveraged employee stock ownership plan. Prior to January 1, 2003, employees eligible for the Thrift Plan of Phillips Petroleum Company could also elect to participate in the LTSSP by contributing 1 percent of their salaries and receiving an allocation of shares of common stock proportionate to their contributions. On January 1, 2003, the Thrift Plan of Phillips Petroleum Company and the Tosco Corporation Capital Accumulation Plan were merged into the LTSSP and the name was changed to the ConocoPhillips Savings Plan (and the LTSSP became known as the Stock Savings Feature within that plan). The ConocoPhillips Savings Plan replaced most features available under the Thrift Plan of Phillips Petroleum Company and the Tosco Corporation Capital Accumulation Plan. In addition to participating in the Thrift Plan for Employees of Conoco Inc., on January 1, 2003, heritage Conoco employees became eligible to participate in the Stock Savings Feature of the ConocoPhillips Savings Plan.

In 1990, the LTSSP borrowed funds that were used to purchase previously unissued shares of company common stock. Since the company guarantees the LTSSP's borrowings, the unpaid balance is reported as a liability of the company and unearned compensation is shown as a reduction of common stockholders' equity. Dividends on all shares are charged against retained earnings. The debt is serviced by the LTSSP from company contributions and dividends received on certain shares of common stock held by the plan, including all unallocated shares. The shares held by the LTSSP are released for allocation to participant accounts based on debt service payments on LTSSP borrowings. In addition, during the period from 2003 through 2007, when no debt principal payments are scheduled to occur, the company has committed to make direct contributions of stock to the LTSSP, or make prepayments on LTSSP borrowings, to ensure a certain minimum level of stock allocation to participant accounts.

The company recognizes interest expense as incurred and compensation expense based on the fair market value of the stock contributed or on the cost of the unallocated shares released, using the shares-allocated method. The company recognized total LTSSP expense of $39 million, $33 million and $40 million in 2002, 2001 and 2000, respectively, all of which was compensation expense. In 2002, 2001 and 2000, respectively, the company made cash contributions to the LTSSP of $2 million, $17 million and $23 million. In 2002, 2001 and 2000, the company contributed 771,479 shares, 292,857 shares and 508,828 shares, respectively, of company common stock from the Compensation and Benefits Trust. The shares had a fair market value of $41 million, $17 million and $24 million, respectively. Dividends used to service debt were $28 million, $28 million and $32 million in 2002, 2001 and 2000, respectively.

These dividends reduced the amount of expense recognized each period. Interest incurred on the LTSSP debt in 2002, 2001 and 2000 was $7 million, $17 million and $26 million, respectively.

The total LTSSP shares as of December 31 were:

	2002	2001
Unallocated shares	**7,717,710**	8,379,924
Allocated shares	**14,925,443**	14,794,203
Total LTSSP shares	**22,643,153**	23,174,127

The fair value of unallocated shares at December 31, 2002, and 2001, was $373 million and $505 million, respectively.

Stock-Based Compensation Plans

Under the company's Omnibus Securities Plan approved by shareholders in 1993, stock options and stock awards for certain employees were authorized for up to eight-tenths of 1 percent (0.8 percent) of the total outstanding shares as of December 31 of the year preceding the awards. Any shares not issued in the current year were available for future grant. Upon the adoption of the 2002 Omnibus Securities Plan discussed below, the number of shares available for issuance under the Omnibus Securities Plan was limited to 700,000. The term of the Omnibus Securities Plan ended on December 31, 2002.

In 2001, shareholders approved the 2002 Omnibus Securities Plan, which has a term of five years, from January 1, 2002, through December 31, 2006, and which is authorized to issue approximately 18,000,000 shares of company common stock. The two plans also provided for non-stock-based awards.

Shares of company stock awarded under both plans were:

	2002	2001	2000
Shares	**1,090,082**	237,849	319,726
Weighted-average fair value	**$57.84**	56.23	46.98

Stock options granted under provisions of the plans and earlier plans permit purchase of the company's common stock at exercise prices equivalent to the average market price of the stock on the date the options were granted. The options have terms of 10 years and normally become exercisable in increments of up to one-third on each anniversary date following the date of grant. Stock Appreciation Rights (SARs) may, from time to time, be affixed to the options. Options exercised in the form of SARs permit the holder to receive stock, or a combination of cash and stock, subject to a declining cap on the exercise price.

The merger was a change-in-control event that resulted in a lapsing of restrictions on, and payout of, stock and stock option awards under the plans. ConocoPhillips offered to exchange certain stock awards under the plans with new awards in the form of restricted stock units. These new restricted stock units were converted, at the time of the merger, into awards based on the same number of shares of ConocoPhillips common stock.

Conoco had several stock-based compensation plans that were assumed in the merger: the 1998 Stock and Performance Incentive Plan; the 1998 Key Employee Stock Performance Plan; the 1998 Global Performance Sharing Plan; and the 2001 Global Performance Sharing Plan. Upon the merger, outstanding stock options under these plans were converted to ConocoPhillips stock options at the merger exchange ratio of 0.4677.

The Conoco plans award stock options at exercise prices equivalent to the average market price of the stock on the date the option was granted. Awards have option terms of 10 years and become exercisable based on various formulas, including those that become exercisable one year from date of grant, and those that become exercisable in increments of one-third on each anniversary date following date of grant. In total, there were 16 million shares of company stock at December 31, 2002, available for issuance under the Conoco plans.

Stock-based compensation expense recognized by ConocoPhillips in connection with all the plans discussed above was $60 million, $21 million and $23 million in 2002, 2001 and 2000, respectively.

Beginning in 2003, ConocoPhillips has elected to use the fair-value accounting method provided for under SFAS No. 123, "Accounting for Stock-Based Compensation." The company will use the prospective transition method provided under SFAS 123, applying the fair-value accounting method and recognizing compensation expense for all stock options granted, modified or settled after December 31, 2002.

Employee stock options granted prior to 2003 will continue to be accounted for under APB No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Because the exercise price of ConocoPhillips employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is generally recognized under APB No. 25. The following table displays pro forma information as if the provisions of SFAS No. 123 had been applied to employee stock options granted since January 1, 1996:

	2002	2001	2000
Pro forma net income (loss) in millions	**$ (358)**	1,644	1,850
Pro forma basic income (loss) per share	**(.74)**	5.61	7.27
Pro forma diluted income (loss) per share	**(.74)**	5.57	7.21
Assumptions used			
Risk-free interest rate	**4.1%**	4.5	5.9
Dividend yield	**3.0%**	2.5	2.5
Volatility factor	**26.2%**	27.0	26.0
Average grant date fair value of options	**$11.67**	23.19	16.00
Expected life (years)	**6**	5	5

In August 2002, ConocoPhillips issued 23.3 million vested stock options to replace unexercised Conoco stock options at the time of the merger. These options had a weighted-average exercise price of $47.65 per option, and a Black-Scholes option-pricing model value of $16.50 per option. In September 2001, ConocoPhillips issued 4.7 million vested stock options to replace unexercised Tosco stock options at the time of the acquisition. These options had a weighted-average exercise price of $23.15 per option, and a Black-Scholes option-pricing model value of $32.51 per option.

A summary of ConocoPhillips' stock option activity follows:

	Options	Weighted-Average Exercise Price
Outstanding at December 31, 1999	9,844,524	$39.84
Granted	1,299,500	61.85
Exercised	(1,223,779)	30.79
Forfeited	(57,278)	47.06
Outstanding at December 31, 2000	9,862,967	$43.82
Granted (including Tosco exchange)	9,038,571	38.81
Exercised	(2,373,062)	22.36
Forfeited	(96,126)	60.41
Outstanding at December 31, 2001	16,432,350	$44.06
Granted (including the merger)	**28,830,903**	**48.11**
Exercised	**(2,032,232)**	**24.66**
Forfeited	**(124,416)**	**57.78**
Outstanding at December 31, 2002	**43,106,605**	**$47.65**

Outstanding at December 31, 2002

		Weighted-Average	
Exercise Prices	Options	Remaining Lives	Exercise Price
$ 9.04 to $31.44	**5,067,979**	**2.18 years**	**$25.06**
$31.52 to $44.91	**6,384,431**	**4.29 years**	**39.88**
$45.75 to $66.72	**31,654,195**	**7.67 years**	**52.83**

Exercisable at December 31

	Exercise Prices	Options	Weighted-Average Exercise Price
2002	**$ 9.04 to $31.44**	**5,067,979**	**$25.06**
	$31.52 to $44.91	**6,384,431**	**39.88**
	$45.75 to $66.72	**21,614,181**	**52.17**
2001	$ 9.04 to $31.44	3,056,009	$22.67
	$31.52 to $44.91	3,075,354	38.06
	$45.75 to $64.43	3,525,616	48.32
2000	$22.57 to $31.44	1,754,047	$29.42
	$32.25 to $44.91	1,674,129	37.49
	$45.75 to $62.57	2,029,352	46.46

Compensation and Benefits Trust (CBT)

The CBT is an irrevocable grantor trust, administered by an independent trustee and designed to acquire, hold and distribute shares of the company's common stock to fund certain future compensation and benefit obligations of the company. The CBT does not increase or alter the amount of benefits or compensation that will be paid under existing plans, but offers the company enhanced financial flexibility in providing the funding requirements of those plans. ConocoPhillips also has flexibility in determining the timing of distributions of shares from the CBT to fund compensation and benefits, subject to a minimum distribution schedule. The trustee votes shares held by the CBT in accordance with voting directions from eligible employees, as specified in a trust agreement with the trustee.

The company sold 29.2 million shares of previously unissued company common stock to the CBT in 1995 for $37 million of cash, previously contributed to the CBT by ConocoPhillips, and a promissory note from the CBT to ConocoPhillips of $952 million. The CBT is consolidated by ConocoPhillips, therefore the cash contribution and promissory note are eliminated in consolidation. Shares held by the CBT are valued at cost and do not affect earnings per share or total common stockholders' equity until after they are transferred out of the CBT. In 2002 and 2001, shares transferred out of the CBT were 771,479 and 292,857, respectively. At December 31, 2002, 26.8 million shares remained in the CBT. All shares are required to be transferred out of the CBT by January 1, 2021.

Note 21 — Taxes

Taxes charged to income from continuing operations were:

	Millions of Dollars		
	2002	2001	2000
Taxes Other Than Income Taxes			
Excise	**$6,246**	2,177	1,781
Property	**244**	148	108
Production	**303**	328	278
Payroll	**99**	54	50
Environmental	**5**	14	12
Other	**40**	19	13
	$6,937	2,740	2,242
Income Taxes			
Federal			
Current	**$ 71**	133	470
Deferred	**56**	426	224
Foreign			
Current	**1,188**	842	965
Deferred	**114**	126	127
State and local			
Current	**57**	97	100
Deferred	**(36)**	20	14
	$1,450	1,644	1,900

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Major components of deferred tax liabilities and assets at December 31 were:

	Millions of Dollars	
	2002	2001
Deferred Tax Liabilities		
Properties, plants and equipment, and intangibles	**$10,147**	4,750
Investment in joint ventures	**1,013**	522
Inventory	**385**	212
Other	**144**	74
Total deferred tax liabilities	**11,689**	5,558
Deferred Tax Assets		
Benefit plan accruals	**1,304**	450
Accrued dismantlement, removal and environmental costs	**724**	452
Deferred state income tax	**201**	164
Other financial accruals and deferrals	**311**	182
Alternative minimum tax carryforwards	**421**	180
Operating loss and credit carryforwards	**650**	310
Other	**394**	107
Total deferred tax assets	**4,005**	1,845
Less valuation allowance	**608**	263
Net deferred tax assets	**3,397**	1,582
Net deferred tax liabilities	**$ 8,292**	3,976

Current assets, long-term assets, current liabilities and long-term liabilities included deferred taxes of $68 million, $41 million, $40 million and $8,361 million, respectively, at December 31, 2002, and $47 million, $9 million, $17 million and $4,015 million, respectively, at December 31, 2001.

The company has operating loss and credit carryovers in multiple taxing jurisdictions. These attributes generally expire between 2003 and 2009 with some carryovers, including the alternative minimum tax, having indefinite carryforward periods.

Valuation allowances have been established for certain operating loss and credit carryforwards that reduce deferred tax assets to an amount that will, more likely than not, be realized. Uncertainties that may affect the realization of these assets include tax law changes and the future level of product prices and costs. Based on the company's historical taxable income, its expectations for the future, and available tax-planning strategies, management expects that the net deferred tax assets will be realized as offsets to reversing deferred tax liabilities and as offsets to the tax consequences of future taxable income.

The Conoco purchase price allocation for the merger resulted in net deferred tax liabilities of $4,073 million. Included in this amount is a valuation allowance for certain deferred tax assets of $251 million, for which subsequently recognized tax benefits, if any, will be allocated to goodwill.

At December 31, 2002, and December 31, 2001, income considered to be permanently reinvested in certain foreign subsidiaries and foreign corporate joint ventures totaled approximately $569 million and $247 million, respectively. Deferred income taxes have not been provided on this income, as the company does not plan to initiate any action that would require the payment of income taxes. It is not practicable to estimate the amount of additional tax that might be payable on this foreign income if distributed.

The amounts of U.S. and foreign income from continuing operations before income taxes, with a reconciliation of tax at the federal statutory rate with the provision for income taxes, were:

	Millions of Dollars			Percent of Pretax Income		
	2002	2001	2000	**2002**	2001	2000
Income from continuing operations before income taxes						
United States	**$ 628**	2,080	2,041	**29.0%**	63.9	54.4
Foreign	**1,536**	1,175	1,707	**71.0**	36.1	45.6
	$2,164	3,255	3,748	**100.0%**	100.0	100.0
Federal statutory income tax	**$ 757**	1,139	1,312	**35.0%**	35.0	35.0
Foreign taxes in excess of federal statutory rate	**680**	515	572	**31.4**	15.8	15.3
Domestic tax credits	**(77)**	(84)	(53)	**(3.6)**	(2.6)	(1.4)
Write-off of acquired in-process research and development costs	**86**	—	—	**4.0**	—	—
State income tax	**14**	76	74	**.6**	2.3	2.0
Other	**(10)**	(2)	(5)	**(.4)**	—	(.2)
	$1,450	1,644	1,900	**67.0%**	50.5	50.7

Note 22 — Other Comprehensive Income (Loss)

The components and allocated tax effects of other comprehensive income (loss) follow:

	Millions of Dollars		
	Before-Tax	Tax Expense (Benefit)	After-Tax
2002			
Minimum pension liability adjustment	**$(149)**	**(56)**	**(93)**
Unrealized loss on securities	**(3)**	**—**	**(3)**
Foreign currency translation adjustments	**223**	**41**	**182**
Hedging activities	**(1)**	**—**	**(1)**
Equity affiliates:			
Foreign currency translation	**40**	**—**	**40**
Derivatives related	**(34)**	**—**	**(34)**
Other comprehensive income	**$ 76**	**(15)**	**91**
2001			
Minimum pension liability adjustment	$(220)	(77)	(143)
Unrealized loss on securities	(3)	(1)	(2)
Foreign currency translation adjustments	(14)	—	(14)
Hedging activities	(4)	—	(4)
Equity affiliates:			
Foreign currency translation	(3)	—	(3)
Derivatives related	17	6	11
Other comprehensive loss	$(227)	(72)	(155)
2000			
Unrealized loss on securities	$ (2)	(1)	(1)
Foreign currency translation adjustments	(53)	—	(53)
Equity affiliates:			
Foreign currency translation	(15)	—	(15)
Other comprehensive loss	$ (70)	(1)	(69)

See Note 20 — Employee Benefit Plans for more information on the minimum pension liability adjustment.

Unrealized gains on securities relate to available-for-sale securities held by irrevocable grantor trusts that fund certain of the company's domestic, non-qualified supplemental key employee pension plans.

Deferred taxes have not been provided on temporary differences related to foreign currency translation adjustments for investments in certain foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration.

Accumulated other comprehensive loss in the equity section of the balance sheet included:

	Millions of Dollars	
	2002	2001
Minimum pension liability adjustment	**$(236)**	(143)
Foreign currency translation adjustments	**98**	(84)
Unrealized gain on securities	**1**	4
Deferred net hedging loss	**(5)**	(4)
Equity affiliates:		
Foreign currency translation	**1**	(39)
Derivatives related	**(23)**	11
Accumulated other comprehensive loss	**$(164)**	(255)

Note 23 — Cash Flow Information

	Millions of Dollars		
	2002	2001	2000
Non-Cash Investing and Financing Activities			
The merger by issuance of stock	**$ 15,974**	—	—
Acquisition of Tosco by issuance of stock	**—**	7,049	—
Note payable to purchase properties, plants and equipment	**—**	25	111
Investment in properties, plants and equipment of businesses through the assumption of non-cash liabilities	**181**	125	472
Investment in equity affiliates through exchange of non-cash assets and liabilities*	**—**	(15)	4,272
Cash Payments			
Interest	**$ 441**	324	323
Income taxes	**1,363**	1,504	1,066

**On March 31, 2000, ConocoPhillips combined its gas gathering, processing and marketing business with the gas gathering, processing, marketing and natural gas liquids business of Duke Energy into DEFS and on July 1, 2000, ConocoPhillips and ChevronTexaco combined the two companies' worldwide chemicals businesses into CPChem.*

Note 24 — Other Financial Information

	Millions of Dollars Except Per Share Amounts		
	2002	2001	2000
Interest			
Incurred			
Debt	**$ 740**	524	511
Other	**58**	45	32
	798	569	543
Capitalized	**(232)**	(231)	(174)
Expensed	**$ 566**	338	369
Research and Development Expenditures — expensed	**$ 355***	44	43

Includes $246 million of in-process research and development expenses related to the merger.

Advertising Expenses*	**$ 37**	56	43

Deferred amounts at December 31 were immaterial in all three years.

Cash Dividends paid per common share	**$1.48**	1.40	1.36
Foreign Currency Transaction Gains (Losses) — after-tax			
E&P	**$ (34)**	2	(10)
R&M	**9**	3	(3)
Chemicals	**—**	—	(1)
Corporate and Other	**21**	(8)	(25)
	$ (4)	(3)	(39)

Note 25 — Related Party Transactions

Significant transactions with related parties were:

	Millions of Dollars		
	2002	2001	2000
Operating revenues (a)	**$ 1,554**	935	1,573
Purchases (b)	**1,545**	1,110	1,347
Operating expenses and selling, general and administrative expenses (c)	**279**	243	108
Net interest (income) expense (d)	**(6)**	8	(3)

(a) ConocoPhillips' Exploration and Production (E&P) segment sells natural gas to Duke Energy Field Services, LLC (DEFS) and crude oil to the Malaysian Refining Company Sdn. Bhd (Melaka), among others, for processing and marketing. Natural gas liquids, solvents and petrochemical feedstocks are sold to Chevron Phillips Chemical Company LLC (CPChem) and refined products are sold to CFJ Properties and GKG Mineraloelhandel GMbH & Co. KG. Also, the company charges several of its affiliates including CPChem; Merey Sweeny, L.P. (MSLP); Hamaca Holding LLC; and Venture Coke Company for the use of common facilities, such as steam generators, waste and water treaters, and warehouse facilities.

(b) ConocoPhillips purchases natural gas and natural gas liquids from DEFS and CPChem for use in its refinery processes and other feedstocks from various affiliates. ConocoPhillips purchases crude oil from Petrozuata C.A. and refined products from Melaka and Česká rafinérská, a.s. located in the Czech Republic. Also, ConocoPhillips pays fees to various pipeline equity companies for transporting finished refined products.

(c) ConocoPhillips pays processing fees to various affiliates, the most significant being MSLP. Additionally, ConocoPhillips pays contract drilling fees to two deepwater drillship affiliates. Fees are paid to ConocoPhillips' pipeline equity companies for transporting crude oil. Commissions are paid to the receivable monetization companies (see Note 13 — Sales of Receivables for more information).

(d) ConocoPhillips pays and/or receives interest to/from various affiliates including the receivable monetization companies and MSLP.

Elimination of the company's equity percentage share of profit or loss on the above transactions was not material.

Note 26 — Segment Disclosures and Related Information

ConocoPhillips has organized its reporting structure based on the grouping of similar products and services, resulting in five operating segments:

(1) E&P — This segment explores for and produces crude oil, natural gas, and natural gas liquids worldwide; and mines oil sands to extract bitumen and upgrade it into synthetic crude oil. At December 31, 2002, E&P was producing in the United States; the Norwegian and U.K. sectors of the North Sea; Canada; Nigeria; Venezuela; the Timor Sea; offshore Australia and China; Indonesia; the United Arab Emirates; Vietnam; Russia; and Ecuador. The E&P segment's U.S. and international operations are disclosed separately for reporting purposes.

(2) Midstream — Through both consolidated and equity interests, this segment gathers and processes natural gas produced by ConocoPhillips and others, and fractionates and markets natural gas liquids, primarily in the United States, Canada and Trinidad. The Midstream segment includes ConocoPhillips' 30.3 percent equity investment in DEFS.

(3) R&M — This segment refines, markets and transports crude oil and petroleum products, mostly in the United States, Europe and Asia. At December 31, 2002, ConocoPhillips owned 12 refineries in the United States (excluding two refineries treated as discontinued operations and reported in Corporate and Other); one in the United Kingdom; one in Ireland; and had equity interests in one refinery in Germany, two in the Czech Republic, and one in Malaysia. The R&M segment's U.S. and international operations are disclosed separately for reporting purposes.

(4) Chemicals — This segment manufactures and markets petrochemicals and plastics on a worldwide basis. The Chemicals segment consists primarily of ConocoPhillips' 50 percent equity investment in CPChem.

(5) Emerging Businesses — This segment encompasses the development of new businesses beyond the company's traditional operations. Emerging Businesses includes new technologies related to carbon fibers, natural gas conversion into clean fuels and related products (gas-to-liquids), fuels technology, and power generation.

Corporate and Other includes general corporate overhead; all interest income and expense; preferred dividend requirements of capital trusts; discontinued operations; restructuring charges; goodwill resulting from the merger of Conoco and Phillips that has not yet been allocated to the operating segments; certain eliminations; and various other corporate activities. Corporate assets include all cash and cash equivalents.

The company evaluates performance and allocates resources based on, among other items, net income. Segment accounting policies are the same as those in Note 1 — Accounting Policies. Intersegment sales are at prices that approximate market.

Analysis of Results by Operating Segment

	Millions of Dollars		
	2002	2001	2000
Sales and Other Operating Revenues			
E&P			
United States	**$ 7,222**	5,879	5,346
International	**4,850**	2,266	2,919
Intersegment eliminations — U.S.	**(1,304)**	(534)	(433)
Intersegment eliminations — international	**(484)**	—	(221)
E&P	**10,284**	7,611	7,611
Midstream			
Total sales	**2,049**	1,193	1,819
Intersegment eliminations	**(510)**	(416)	(665)
Midstream	**1,539**	777	1,154
R&M			
United States	**41,011**	16,445	11,570
International	**5,630**	142	532
Intersegment eliminations — U.S.	**(1,773)**	(92)	(361)
Intersegment eliminations — international	**—**	—	—
R&M	**44,868**	16,495	11,741
Chemicals			
Total sales	**13**	—	1,794
Intersegment eliminations	**—**	—	(147)
Chemicals	**13**	—	1,647
Emerging Businesses	**36**	7	—
Corporate and Other	**8**	2	2
Consolidated sales and other operating revenues	**$56,748**	24,892	22,155
Depreciation, Depletion, Amortization and Impairments			
E&P			
United States	**$ 999**	817	552
International	**735**	324	487
Total E&P	**1,734**	1,141	1,039
Midstream	**19**	1	24
R&M			
United States	**564**	203	139
International	**50**	1	—
Total R&M	**614**	204	139
Chemicals	**—**	—	54
Emerging Businesses	**4**	—	—
Corporate and Other	**29**	24	13
Consolidated depreciation, depletion, amortization and impairments	**$ 2,400**	1,370	1,269
Equity in Earnings of Affiliates			
E&P			
United States	**$ 29**	9	15
International	**162**	19	16
Total E&P	**191**	28	31
Midstream	**46**	165	137
R&M			
United States	**43**	88	28
International	**—**	—	8
Total R&M	**43**	88	36
Chemicals	**(16)**	(240)	(90)
Emerging Businesses	**(3)**	—	—
Corporate and Other	**—**	—	—
Consolidated equity in earnings of affiliates	**$ 261**	41	114

	Millions of Dollars		
	2002	2001	2000
Income Taxes			
E&P			
United States	**$ 473**	670	744
International	**1,337**	913	1,050
Total E&P	**1,810**	1,583	1,794
Midstream	**42**	73	91
R&M			
United States	**90**	210	115
International	**(11)**	—	10
Total R&M	**79**	210	125
Chemicals	**(18)**	(89)	21
Emerging Businesses	**(38)**	(7)	—
Corporate and Other	**(425)**	(126)	(131)
Consolidated income taxes	**$ 1,450**	1,644	1,900
Net Income (Loss)			
E&P			
United States	**$ 1,156**	1,342	1,388
International	**593**	357	557
Total E&P	**1,749**	1,699	1,945
Midstream	**55**	120	162
R&M			
United States	**138**	395	209
International	**5**	2	29
Total R&M	**143**	397	238
Chemicals	**(14)**	(128)	(46)
Emerging Businesses	**(310)***	(12)	—
Corporate and Other	**(1,918)**	(415)	(437)
Consolidated net income (loss)	**$ (295)**	1,661	1,862

**Includes a non-cash $246 million write-off of acquired in-process research and development costs.*

	2002	2001	2000
Investments In and Advances To Affiliates			
E&P			
United States	**$ 156**	13	5
International	**2,184**	573	342
Total E&P	**2,340**	586	347
Midstream	**318**	166	43
R&M			
United States	**762**	166	147
International	**416**	—	—
Total R&M	**1,178**	166	147
Chemicals	**2,050**	1,852	2,046
Emerging Businesses	**—**	—	—
Corporate and Other	**14**	18	29
Consolidated investments in and advances to affiliates	**$ 5,900**	2,788	2,612
Total Assets			
E&P			
United States	**$14,196**	9,501	9,296
International	**19,541**	5,295	4,538
Total E&P	**33,737**	14,796	13,834
Midstream	**1,931**	196	145
R&M			
United States	**19,553**	14,553	3,112
International	**3,632**	183	68
Total R&M	**23,185**	14,736	3,180
Chemicals	**2,095**	1,934	2,170
Emerging Businesses	**737**	2	—
Corporate and Other	**15,151**	3,553	1,180
Consolidated total assets	**$76,836**	35,217	20,509

	Millions of Dollars		
	2002	2001	2000
Capital Expenditures and Investments*			
E&P			
United States	**$ 1,205**	1,354	951
International	**2,071**	1,162	726
Total E&P	**3,276**	2,516	1,677
Midstream	**5**	—	17
R&M			
United States	**676**	423	217
International	**164**	5	—
Total R&M	**840**	428	217
Chemicals	**60**	6	67
Emerging Businesses	**122**	—	—
Corporate and Other	**85**	66	39
Consolidated capital expenditures and investments	**$ 4,388**	3,016	2,017

**Including dry hole costs.*

Additional information on items included in Corporate and Other (on a before-tax basis unless otherwise noted):

	Millions of Dollars		
	2002	2001	2000
Interest income	**$ 40**	13	28
Interest expense	**566**	338	369
Extraordinary losses, after-tax	**16**	10	—
Significant non-cash items			
Impairments included in discontinued operations	**1,048**	—	—
Loss accruals related to retail site leases included in discontinued operations	**477**	—	—
Restructuring charges, net of benefits paid	**269**	—	—

Geographic Information

	Millions of Dollars					
	United States	Norway	United Kingdom	Canada	Other Foreign Countries	Worldwide Consolidated
2002						
Sales and Other Operating Revenues*	**$46,674**	**1,850**	**3,387**	**997**	**3,840**	**56,748**
Long-Lived Assets**	**$28,492**	**3,767**	**4,969**	**3,460**	**8,242**	**48,930**
2001						
Sales and Other Operating Revenues*	$22,466	1,322	380	42	682	24,892
Long-Lived Assets**	$19,955	1,484	654	29	2,799	24,921
2000						
Sales and Other Operating Revenues*	$18,700	231	2,183	175	866	22,155
Long-Lived Assets**	$13,198	1,487	709	30	1,831	17,255

**Sales and other operating revenues are attributable to countries based on the location of the operations generating the revenues.*
***Defined as net properties, plants and equipment plus investments in and advances to affiliates.*

Note 27 — New Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 was adopted by the company on January 1, 2003, and requires major changes in the accounting for asset retirement obligations, such as required decommissioning of oil and gas production platforms, facilities and pipelines. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period when it is incurred (typically when the asset is installed at the production location). When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related property, plant and equipment. Over time, the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. Upon adoption of SFAS No. 143, the company adjusted its recorded asset retirement obligations to the new requirements using a cumulative-effect approach as required. All transition amounts were measured using the company's current information, assumptions, and credit-adjusted, risk-free interest rates. While the original discount rates used to establish an asset retirement obligation will not change in the future, changes in cost estimates or the timing of expenditures will result in immediate adjustments to the recorded liability, with an offsetting adjustment to properties, plants and equipment.

Application of the new rules, effective January 1, 2003, should result in an increase in net properties, plants and equipment of approximately $1.2 billion, an asset retirement obligation liability increase of approximately $1.1 billion, and a cumulative after-tax effect of adoption gain that is expected to increase net income and stockholders' equity by approximately $137 million. The estimated after-tax impact on income before extraordinary items and cumulative effect of changes in accounting principle for the year 2003 is an improvement of $33 million. The majority of the liability and asset increase is attributable to assets acquired in the merger, and production facilities in Alaska. Following prevalent oil and gas industry practice for acquisitions completed prior to January 1, 2003, ConocoPhillips did not record an initial liability for the estimated cost of removing properties, plants and equipment at the end of their useful lives. Instead, estimated removal costs were accrued on a unit-of-production basis as an additional component of depreciation, building the removal cost liability over the remaining useful lives of the properties, plants and equipment. However, upon adoption of SFAS No. 143, these asset retirement obligations are required to be recorded, significantly increasing asset retirement liabilities on the balance sheet with an offsetting increase to properties, plants and equipment.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," (VIEs) in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. In general, a VIE is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation No. 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns, or both. The interpretation also requires disclosures about VIEs that the company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of Interpretation No. 46 applied immediately to variable interest entities created after January 31, 2003, and to older entities no later than the third quarter of 2003. The company is studying the impact of the interpretation on existing variable interest entities with which the company is involved. Certain of the disclosure requirements are required in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. These are included in Note 28 — Variable Interest Entities.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities initiated after December 31, 2002, and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value at the date the liability is incurred, rather than at the commitment date. The company plans to apply the provisions of SFAS No. 146 prospectively for restructuring activities initiated in 2003 and future years. However, for restructuring activities initiated in 2002 the company will continue to apply EITF Issue Nos. 94-3 and 95-3 until those identified restructuring activities are completed. See Note 4 — Discontinued Operations and Note 5 — Restructuring for more information.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." For specified guarantees issued or modified after December 31, 2002, the interpretation requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of all the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready and make cash payments over the term of the guarantee in the event that specified triggering events or conditions occur. The measurement of the liability for the fair value of the guarantee obligation should be based on the premium that would be required to issue the same guarantee in a stand-alone arm's-length transaction with an unrelated party if that information is available, or estimated using expected present value measurement techniques. For specified guarantees existing as of December 31, 2002, the interpretation also requires a guarantor to disclose (a) the nature of the guarantee, including how the guarantee arose and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. The required disclosures are included in Note 14 — Guarantees.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The rescission of SFAS No. 4 will require that gains and losses on extinguishments of debt no longer be presented as extraordinary items in the income statement, commencing in 2003. All prior periods will be restated to reflect this change in presentation. See Note 2 — Extraordinary Items and Accounting Change.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," an amendment of SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. ConocoPhillips adopted the fair-value method recommended by SFAS No. 123 on January 1, 2003, and is using the prospective transition method. See Note 20 — Employee Benefit Plans for more information on this accounting change.

In 2003, the FASB is expected to issue SFAS No. 149, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity," to address the balance sheet classification of certain financial instruments that have characteristics of both liabilities and equity. SFAS No. 149 is expected to provide that mandatorily redeemable instruments meet the conceptual definition of liabilities and must be presented as such on the balance sheet. The statement is expected to be effective upon issuance for all contracts created or modified after the issuance date and is otherwise effective on all previously existing contracts no later than the third quarter of 2003. ConocoPhillips is currently evaluating the impact of proposed SFAS No. 149, and it is likely that some or all of currently reported mandatorily redeemable preferred stock and minority interest securities will be reclassified as liabilities. See Note 17 — Preferred Stock and Other Minority Interests for more information.

Note 28 — Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," which provides guidance related to identifying variable interest entities and determining whether such entities should be consolidated. See Note 27 — New Accounting Standards for further explanation of this new accounting standard.

As required, the company will immediately apply this interpretation to variable interest entities created, or interests in variable interest entities obtained, after January 31, 2003. For variable interest entities created before February 1, 2003, the company will initially apply the guidance in this interpretation in the third quarter of 2003. At that time, if the company is determined to be the primary beneficiary of a variable interest entity created before February 1, 2003, the company will consolidate that entity. This interpretation excludes the QSPE's discussed in Note 13 — Sales of Receivables.

The company is still evaluating the impact of this very recent, complex interpretation on existing potential variable interest entities in which the company is involved. Based on a preliminary review, when the company initially applies the guidance of this interpretation in July 2003, it is reasonably possible that the company will be required to begin consolidating entities in the following areas:

- The company leases ocean transport vessels, drillships, corporate aircraft, service stations, office buildings, and certain refining equipment from special purpose entities (SPEs) that are third-party trusts established by a trustee and principally funded by financial institutions. If the company is required to consolidate all of these entities, the assets of the entities and debt of approximately $2.4 billion would be required to be included in the consolidated financial statements. The company's maximum exposure to loss as a result of its involvement with the entities would be the debt of the entity, less the fair value of the assets at the end of the lease terms. Of the $2.4 billion debt that would be consolidated, approximately $1.5 billion is associated with a major portion of the company's owned retail stores that the company has announced it plans to sell. As a result of the planned divestiture, the company plans to exercise purchase option provisions during 2003 and terminate various operating leases involving approximately 900 store sites and two office buildings. In addition, see Note 4 — Discontinued Operations for details regarding the provisions recorded for losses and penalties in the fourth quarter of 2002 for the planned divestiture. Depending upon the timing of the company's exercise of these purchase options, and the determination of whether or not the lessor entities in these operating leases are variable interest entities requiring consolidation in 2003, some or all of these lessor entities could become consolidated subsidiaries of the company prior to the exercise of the purchase options and termination of the leases. See Note 14 — Guarantees and Note 19 — Non-Mineral Leases.
- In December 2001, in order to raise funds for general corporate purposes, Conoco and Cold Spring Finance S.a.r.l. formed Ashford Energy Capital S.A. through the contribution of cash and a Conoco subsidiary promissory note. Through its $504 million investment, Cold Spring is entitled to a cumulative annual preferred return, based on three-month LIBOR rates plus 1.27 percent. The preferred return at December 31, 2002, was 2.70 percent. The company already consolidates Ashford and reports Cold Spring's investment as a minority interest. If it is determined that Cold Spring is a variable interest entity, the company may have to consolidate Cold Spring under Interpretation No. 46. If that were to occur, Cold Spring's financing of approximately $500 million at December 31, 2002, could be reported as debt of ConocoPhillips.

Oil and Gas Operations (Unaudited)

Exploration and Production

In accordance with SFAS No. 69, "Disclosures about Oil and Gas Producing Activities," and regulations of the U.S. Securities and Exchange Commission, the company is making certain supplemental disclosures about its oil and gas exploration and production operations. While this information was developed with reasonable care and disclosed in good faith, it is emphasized that some of the data is necessarily imprecise and represents only approximate amounts because of the subjective judgments involved in developing such information. Accordingly, this information may not necessarily represent the current financial condition of the company or its expected future results.

ConocoPhillips' disclosures by geographic areas include the United States (U.S.), Norway, the United Kingdom (U.K.), Canada and Other Areas. Other Areas include Nigeria, China, Australia, the Timor Sea, Indonesia, Vietnam, United Arab Emirates, Ecuador and other countries. When the company uses equity accounting for operations that have proved reserves, these oil and gas operations are shown separately and designated as Equity Affiliates. In 2002, these consisted of two heavy-oil projects in Venezuela, an oil development project in northern Russia and a heavy-oil project in Canada. In 2001 and 2000 this consisted of a heavy-oil project in Venezuela.

Amounts in 2000 were impacted by ConocoPhillips' purchase of all of Atlantic Richfield Company's (ARCO) Alaska businesses in late April 2000. Amounts in 2002 were impacted by the merger of Conoco and Phillips (the merger) in late August 2002.

Proved Reserves Worldwide

Years Ended December 31	Crude Oil									
	Millions of Barrels									
	Consolidated Operations									
	Alaska	Lower 48	Total U.S.	Norway	U.K.	Canada	Other Areas	Total	Equity Affiliates	Combined Total
Developed and Undeveloped										
End of 1999	33	109	142	521	57	12	232	964	—	964
Revisions	9	12	21	73	3	(2)	1	96	—	96
Improved recovery	31	—	31	5	—	—	—	36	—	36
Purchases	1,594	1	1,595	—	—	—	—	1,595	—	1,595
Extensions and discoveries	12	3	15	—	—	6	34	55	613	668
Production	(75)	(12)	(87)	(41)	(9)	(2)	(19)	(158)	—	(158)
Sales	—	(1)	(1)	—	—	(12)	—	(13)	—	(13)
End of 2000	1,604	112	1,716	558	51	2	248	2,575	613	3,188
Revisions	77	(2)	75	51	(6)	—	4	124	48	172
Improved recovery	67	1	68	12	—	—	—	80	—	80
Purchases	—	—	—	—	—	—	17	17	—	17
Extensions and discoveries	9	6	15	—	2	—	12	29	—	29
Production	(126)	(12)	(138)	(43)	(6)	—	(19)	(206)	(1)	(207)
Sales	—	—	—	—	—	—	(3)	(3)	—	(3)
End of 2001	1,631	105	1,736	578	41	2	259*	2,616	660	3,276
Revisions	**32**	**(8)**	**24**	**(26)**	**(5)**	**5**	**(32)**	**(34)**	**(27)**	**(61)**
Improved recovery	**46**	**1**	**47**	**5**	**2**	—	—	**54**	—	**54**
Purchases	—	**132**	**132**	**262**	**143**	**101**	**223**	**861**	**733**	**1,594**
Extensions and discoveries	**14**	**6**	**20**	**3**	**3**	**1**	**22**	**49**	**4**	**53**
Production	**(120)**	**(14)**	**(134)**	**(58)**	**(14)**	**(5)**	**(24)**	**(235)**	**(13)**	**(248)**
Sales	—	**(2)**	**(2)**	**(13)**	**(7)**	**(13)**	**(1)**	**(36)**	—	**(36)**
End of 2002	**1,603**	**220**	**1,823**	**751**	**163**	**91**	**447****	**3,275**	**1,357**	**4,632**
Developed										
End of 1999	25	93	118	433	37	10	114	712	—	712
End of 2000	1,207	98	1,305	478	25	2	116	1,926	—	1,926
End of 2001	1,275	91	1,366	513	21	2	96	1,998	47	2,045
End of 2002	**1,335**	**169**	**1,504**	**611**	**102**	**81**	**223**	**2,521**	**378**	**2,899**

*Includes proved reserves of 17 million barrels attributable to a consolidated subsidiary in which there is a 13 percent minority interest.

**Includes proved reserves of 14 million barrels attributable to a consolidated subsidiary in which there is a 10 percent minority interest.

- Purchases in 2002 were primarily related to the merger. Other Areas in 2002 includes 1 million barrels related to an operation that was classified as discontinued following the merger, and was sold by year-end. The amount for this operation was not included in the schedule of sources of change in discounted future net cash flows, or as a part of the company's per-unit finding and development cost calculation.
- At the end of 2000 and 1999, Other Areas included 2 million and 14 million barrels, respectively, of reserves in Venezuela in which the company had an economic interest through risk-service contracts. These properties were sold in June 2001. Net production to the company was approximately 400,000 barrels in 2001; 1,200,000 barrels in 2000; and 600,000 barrels in 1999.
- In addition to conventional crude oil, natural gas and natural gas liquids (NGL) proved reserves, ConocoPhillips has proven oil sands reserves in Canada, associated with a Syncrude project totaling 272 million barrels at the end of 2002. For internal management purposes, ConocoPhillips views these reserves and their development as part of its total exploration and production operations. However, U.S. Securities and Exchange Commission regulations define these reserves as mining related. Therefore, they are not included in the company's tabular presentation of proved crude oil, natural gas and NGL reserves. These oil sand reserves are also not included in the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities.

Years Ended December 31	Natural Gas									
	Billions of Cubic Feet									
	Consolidated Operations									
	Alaska	Lower 48	Total U.S.	Norway	U.K.	Canada	Other Areas	Total	Equity Affiliates	Combined Total
Developed and Undeveloped										
End of 1999	798	2,554	3,352	1,176	681	521	634	6,364	—	6,364
Revisions	87	183	270	(162)	10	(200)	1	(81)	—	(81)
Improved recovery	—	—	—	52	—	—	—	52	—	52
Purchases	2,448	193	2,641	—	—	—	—	2,641	—	2,641
Extensions and discoveries	7	211	218	—	—	22	4	244	131	375
Production	(103)	(283)	(386)	(54)	(79)	(33)	(14)	(566)	—	(566)
Sales	—	(5)	(5)	—	—	(246)	—	(251)	—	(251)
End of 2000	3,237	2,853	6,090	1,012	612	64	625	8,403	131	8,534
Revisions	60	9	69	(65)	(59)	(2)	64	7	14	21
Improved recovery	—	—	—	13	—	—	—	13	—	13
Purchases	—	12	12	—	10	—	10	32	—	32
Extensions and discoveries	5	405	410	—	23	—	374	807	—	807
Production	(141)	(261)	(402)	(53)	(68)	(7)	(40)	(570)	—	(570)
Sales	—	—	—	—	(8)	—	—	(8)	—	(8)
End of 2001	3,161	3,018	6,179	907	510	55	1,033*	8,684	145	8,829
Revisions	**(27)**	**(70)**	**(97)**	**4**	**(24)**	**16**	**(75)**	**(176)**	**—**	**(176)**
Improved recovery	**5**	**1**	**6**	**13**	**1**	**—**	**—**	**20**	**—**	**20**
Purchases	**—**	**1,862**	**1,862**	**1,003**	**1,580**	**1,241**	**2,062**	**7,748**	**17**	**7,765**
Extensions and discoveries	**2**	**225**	**227**	**—**	**43**	**21**	**420**	**711**	**1**	**712**
Production	**(147)**	**(340)**	**(487)**	**(68)**	**(158)**	**(59)**	**(68)**	**(840)**	**(2)**	**(842)**
Sales	**(5)**	**(1)**	**(6)**	**(1)**	**(3)**	**(97)**	**(161)**	**(268)**	**—**	**(268)**
End of 2002	**2,989**	**4,695**	**7,684**	**1,858**	**1,949**	**1,177**	**3,211****	**15,879**	**161**	**16,040**
Developed										
End of 1999	630	2,317	2,947	856	413	131	349	4,696	—	4,696
End of 2000	2,969	2,564	5,533	738	321	54	336	6,982	—	6,982
End of 2001	2,969	2,684	5,653	788	265	45	736	7,487	3	7,490
End of 2002	**2,806**	**4,302**	**7,108**	**1,544**	**1,734**	**1,098**	**1,349**	**12,833**	**28**	**12,861**

**Includes proved reserves of 10 billion cubic feet attributable to a consolidated subsidiary in which there is a 13 percent minority interest.*
***Includes proved reserves of 10 billion cubic feet attributable to a consolidated subsidiary in which there is a 10 percent minority interest.*

- Natural gas production may differ from gas production (delivered for sale) in the company's statistics disclosure, primarily because the quantities above include gas consumed at the lease, but omit the gas equivalent of liquids extracted at any ConocoPhillips-owned, equity-affiliate, or third-party processing plant or facility.
- Purchases in 2002 were related to the merger. Other Areas in 2002 includes 161 billion cubic feet related to an operation that was classified as discontinued following the merger, and was sold by year-end. The amount for this operation was not included in the schedule of sources of change in discounted future net cash flows, or as a part of the company's per-unit finding and development cost calculation.
- Extensions and discoveries in Other Areas in 2002 were primarily in Nigeria.
- Sales in Other Areas in 2002 were for a discontinued operation. See note on purchases above.
- Natural gas reserves are computed at 14.65 pounds per square inch absolute and 60 degrees Fahrenheit.

Years Ended December 31	Natural Gas Liquids									
	Millions of Barrels									
	Consolidated Operations									
	Alaska	Lower 48	Total U.S.	Norway	U.K.	Canada	Other Areas	Total	Equity Affiliates	Combined Total
Developed and Undeveloped										
End of 1999	1	91	92	29	4	4	78	207	—	207
Revisions	57	11	68	7	—	(2)	2	75	—	75
Purchases	147	—	147	—	—	—	—	147	—	147
Extensions and discoveries	—	2	2	—	—	—	—	2	—	2
Production	(7)	(8)	(15)	(2)	(1)	—	(1)	(19)	—	(19)
Sales	—	—	—	—	—	(2)	(1)	(3)	—	(3)
End of 2000	198	96	294	34	3	—	78	409	—	409
Revisions	(25)	2	(23)	—	—	—	4	(19)	—	(19)
Improved recovery	—	—	—	1	—	—	—	1	—	1
Purchases	—	—	—	—	—	—	10	10	—	10
Extensions and discoveries	—	2	2	—	—	—	—	2	—	2
Production	(9)	(7)	(16)	(2)	—	—	(1)	(19)	—	(19)
End of 2001	164	93	257	33	3	—	91*	384	—	384
Revisions	**(4)**	**5**	**1**	**(3)**	**2**	—	**(11)**	**(11)**	—	**(11)**
Improved recovery	—	**1**	**1**	—	—	—	—	**1**	—	**1**
Purchases	—	**80**	**80**	**12**	**2**	**38**	**21**	**153**	—	**153**
Extensions and discoveries	—	**4**	**4**	—	—	**1**	—	**5**	—	**5**
Production	**(9)**	**(9)**	**(18)**	**(2)**	**(1)**	**(2)**	**(1)**	**(24)**	—	**(24)**
Sales	—	—	—	—	—	**(2)**	**(1)**	**(3)**	—	**(3)**
End of 2002	**151**	**174**	**325**	**40**	**6**	**35**	**99****	**505**	—	**505**
Developed										
End of 1999	1	89	90	22	3	1	17	133	—	133
End of 2000	197	94	291	27	2	1	17	338	—	338
End of 2001	163	92	255	29	2	—	16	302	—	302
End of 2002	**151**	**166**	**317**	**34**	**6**	**30**	**15**	**402**	—	**402**

**Includes proved reserves of 10 million barrels attributable to a consolidated subsidiary in which there is a 13 percent minority interest.*
***Includes proved reserves of 9 million barrels attributable to a consolidated subsidiary in which there is a 10 percent minority interest.*

- Natural gas liquids reserves include estimates of natural gas liquids to be extracted from ConocoPhillips' leasehold gas at gas processing plants or facilities. Estimates are based at the wellhead and assume full extraction. Production above differs from natural gas liquids production per day delivered for sale primarily due to:
  (1) Natural gas consumed at the lease.
  (2) Natural gas liquids production delivered for sale includes only natural gas liquids extracted from ConocoPhillips' leasehold gas and sold by ConocoPhillips' Exploration and Production (E&P) segment, whereas the production above also includes natural gas liquids extracted from ConocoPhillips' leasehold gas at equity-affiliate or third-party facilities.
- Purchases in 2002 were related to the merger.

Results of Operations

Years Ended December 31	Millions of Dollars									
	Consolidated Operations									
	Alaska	Lower 48	Total U.S.	Norway	U.K.	Canada	Other Areas	Total	Equity Affiliates	Combined Total
2002										
Sales	**$2,997**	**927**	**3,924**	**400**	**794**	**125**	**747**	**5,990**	**180**	**6,170**
Transfers	**102**	**401**	**503**	**1,285**	**30**	**235**	**—**	**2,053**	**62**	**2,115**
Other revenues	**(2)**	**3**	**1**	**35**	**28**	**7**	**21**	**92**	**12**	**104**
Total revenues	**3,097**	**1,331**	**4,428**	**1,720**	**852**	**367**	**768**	**8,135**	**254**	**8,389**
Production costs	**769**	**444**	**1,213**	**209**	**134**	**118**	**190**	**1,864**	**57**	**1,921**
Exploration expenses	**101**	**108**	**209**	**33**	**34**	**32**	**276***	**584**	**—**	**584**
Depreciation, depletion and amortization	**552**	**334**	**886**	**206**	**274**	**105**	**85**	**1,556**	**30**	**1,586**
Property impairments	**4**	**8**	**12**	**—**	**41**	**—**	**—**	**53**	**—**	**53**
Transportation costs	**681**	**87**	**768**	**75**	**50**	**—**	**15**	**908**	**8**	**916**
Other related expenses	**23**	**16**	**39**	**60**	**15**	**14**	**12**	**140**	**12**	**152**
	967	**334**	**1,301**	**1,137**	**304**	**98**	**190**	**3,030**	**147**	**3,177**
Provision for income taxes	**294**	**66**	**360**	**857**	**124**	**49**	**275**	**1,665**	**(18)**	**1,647**
Results of operations for producing activities	**673**	**268**	**941**	**280**	**180**	**49**	**(85)**	**1,365**	**165**	**1,530**
Other earnings	**197**	**18**	**215**	**20**	**(10)**	**24****	**(6)**	**243**	**(24)**	**219**
E&P net income (loss)	**$ 870**	**286**	**1,156**	**300**	**170**	**73**	**(91)**	**1,608**	**141**	**1,749**
2001										
Sales	$3,020	1,178	4,198	175	371	31	478	5,253	8	5,261
Transfers	119	119	238	1,039	—	—	—	1,277	—	1,277
Other revenues	34	26	60	13	10	5	(4)	84	1	85
Total revenues	3,173	1,323	4,496	1,227	381	36	474	6,614	9	6,623
Production costs	784	328	1,112	124	41	6	92	1,375	2	1,377
Exploration expenses	61	69	130	20	11	—	154	315	—	315
Depreciation, depletion and amortization	531	203	734	115	118	4	49	1,020	2	1,022
Property impairments	—	—	—	—	—	—	23	23	—	23
Transportation costs	726	77	803	27	33	3	6	872	—	872
Other related expenses	2	5	7	—	(8)	1	28	28	2	30
	1,069	641	1,710	941	186	22	122	2,981	3	2,984
Provision for income taxes	392	173	565	729	50	7	139	1,490	—	1,490
Results of operations for producing activities	677	468	1,145	212	136	15	(17)	1,491	3	1,494
Other earnings	189	8	197	17	—	—	(9)	205	—	205
E&P net income (loss)	$ 866	476	1,342	229	136	15	(26)	1,696	3	1,699
2000										
Sales	$2,252	1,102	3,354	139	481	169	556	4,699	—	4,699
Transfers	74	275	349	1,186	—	—	—	1,535	—	1,535
Other revenues	9	25	34	5	(1)	140	(2)	176	—	176
Total revenues	2,335	1,402	3,737	1,330	480	309	554	6,410	—	6,410
Production costs	494	308	802	118	42	35	100	1,097	—	1,097
Exploration expenses	38	73	111	14	36	5	138	304	—	304
Depreciation, depletion and amortization	305	190	495	106	138	68	65	872	—	872
Property impairments	—	13	13	—	—	—	87	100	—	100
Transportation costs	364	101	465	27	39	9	5	545	—	545
Other related expenses	(9)	4	(5)	21	(2)	4	32	50	—	50
	1,143	713	1,856	1,044	227	188	127	3,442	—	3,442
Provision for income taxes	443	207	650	817	69	13	153	1,702	—	1,702
Results of operations for producing activities	700	506	1,206	227	158	175	(26)	1,740	—	1,740
Other earnings	129	53	182	16	(1)	—	8	205	—	205
E&P net income (loss)	$ 829	559	1,388	243	157	175	(18)	1,945	—	1,945

**Includes a $77 million leasehold impairment charge for an investment in Angola.*

***Includes $27 million for a Syncrude oil project in Canada that is defined as a mining operation by U.S. Securities and Exchange Commission regulations.*

- Results of operations for producing activities consist of all the activities within the E&P organization, except for pipeline and marine operations, a liquefied natural gas operation, Syncrude operations, and crude oil and gas marketing activities, which are included in Other earnings. Also excluded are non-E&P activities, including ConocoPhillips' Midstream segment, downstream petroleum and chemical activities, as well as general corporate administrative expenses and interest.
- Transfers are valued at prices that approximate market.
- Other revenues include gains and losses from asset sales, certain amounts resulting from the purchase and sale of hydrocarbons, and other miscellaneous income.
- Production costs consist of costs incurred to operate and maintain wells and related equipment and facilities used in the production of petroleum liquids and natural gas. These costs also include taxes other than income taxes, depreciation of support equipment and administrative expenses related to the production activity. Excluded are depreciation, depletion and amortization of capitalized acquisition, exploration and development costs.
- Exploration expenses include dry hole, leasehold impairment, geological and geophysical expenses and the cost of retaining undeveloped leaseholds. Also included are taxes other than income taxes, depreciation of support equipment and administrative expenses related to the exploration activity.
- Exploration expenses in 2002 included $77 million for the impairment of a substantial portion of the company's investment in deepwater Block 34, offshore Angola. Initial results released in early May 2002 indicated that the first exploratory well drilled in Block 34 was a dry hole, resulting in ConocoPhillips' reassessment of the fair value of the remainder of the block.
- Depreciation, depletion and amortization (DD&A) in Results of Operations differs from that shown for total E&P in Note 26 — Segment Disclosures and Related Information in the Notes to Consolidated Financial Statements, mainly due to depreciation of support equipment being reclassified to production or exploration expenses, as applicable, in Results of Operations. In addition, Other earnings include certain E&P activities, including their related DD&A charges.
- Transportation costs include costs to transport oil, natural gas or natural gas liquids to their points of sale. The profit element of transportation operations in which the company has an ownership interest are deemed to be outside the oil and gas producing activity. The net income of the transportation operations is included in Other earnings.
- Other related expenses include foreign currency gains and losses, and other miscellaneous expenses.
- The provision for income taxes is computed by adjusting each country's income before income taxes for permanent differences related to the oil and gas producing activities that are reflected in the company's consolidated income tax expense for the period, multiplying the result by the country's statutory tax rate and adjusting for applicable tax credits.
- Other earnings consist of activities within the E&P segment that are not a part of the "Results of operations for producing activities." These non-producing activities include pipeline and marine operations, liquefied natural gas operations, Syncrude operations, and crude oil and gas marketing activities.

☐ Statistics

Net Production	**2002**	2001	2000
	Thousands of Barrels Daily		
Crude Oil			
Alaska	**331**	339	207
Lower 48	**40**	34	34
United States	**371**	373	241
Norway	**157**	117	114
United Kingdom	**39**	19	25
Canada	**13**	1	6
Other areas	**67**	51	51
Total consolidated	**647**	561	437
Equity affiliates	**35**	2	—
	682	563	437
Natural Gas Liquids*			
Alaska	**24**	25	19
Lower 48	**8**	1	1
United States	**32**	26	20
Norway	**6**	5	5
United Kingdom	**2**	2	2
Canada	**4**	—	1
Other areas	**2**	2	1
	46	35	29

**Represents amounts extracted attributable to E&P operations (see natural gas liquids reserves for further discussion). Includes for 2002, 2001 and 2000, 14,000, 15,000 and 12,000 barrels daily in Alaska, respectively, that were sold from the Prudhoe Bay lease to the Kuparuk lease for reinjection to enhance crude oil production.*

Natural Gas*	Millions of Cubic Feet Daily		
Alaska	**175**	177	158
Lower 48	**928**	740	770
United States	**1,103**	917	928
Norway	**171**	130	136
United Kingdom	**424**	178	214
Canada	**165**	18	83
Other areas	**180**	92	33
Total consolidated	**2,043**	1,335	1,394
Equity affiliates	**4**	—	—
	2,047	1,335	1,394

**Represents quantities available for sale. Excludes gas equivalent of natural gas liquids shown above.*

Average Sales Prices			
Crude Oil			
Per Barrel			
Alaska	**$23.75**	23.60	28.87
Lower 48	**24.48**	23.27	28.57
United States	**23.83**	23.57	28.83
Norway	**25.21**	24.02	28.27
United Kingdom	**25.33**	24.52	28.19
Canada	**22.87**	26.96	28.21
Other areas	**25.33**	24.30	28.87
Total international	**25.14**	24.16	28.42
Total consolidated	**24.38**	23.77	28.65
Equity affiliates	**18.41**	12.36	—
Worldwide	**24.07**	23.74	28.65

	2002	2001	2000
Average Sales Prices *(continued)*			
Natural Gas Liquids Per Barrel			
Alaska	**$ 23.48**	23.61	28.97
Lower 48	**15.66**	22.47	22.97
United States	**20.00**	23.49	27.94
Norway	**16.51**	16.55	14.13
United Kingdom	**20.61**	18.49	20.57
Canada	**20.39**	18.77	25.49
Other areas	**7.23**	7.22	7.18
Total international	**17.47**	14.61	15.14
Worldwide	**18.93**	19.74	21.20
Natural Gas (Lease) Per Thousand Cubic Feet			
Alaska	**$ 1.85**	1.75	1.40
Lower 48	**2.79**	3.68	3.56
United States	**2.75**	3.56	3.47
Norway	**3.20**	3.53	2.56
United Kingdom	**2.92**	2.88	2.61
Canada	**3.03**	3.80	3.26
Other areas	**1.90**	.50	.50
Total international	**2.79**	2.60	2.56
Total consolidated	**2.77**	3.23	3.13
Equity affiliates	**2.71**	—	—
Worldwide	**2.77**	3.23	3.13
Average Production Costs Per Barrel of Oil Equivalent			
Alaska	**$ 5.48**	5.46	5.35
Lower 48	**6.00**	5.67	5.15
United States	**5.66**	5.52	5.27
Norway	**2.99**	2.36	2.28
United Kingdom	**3.29**	2.22	1.83
Canada	**7.26**	4.08	4.59
Other areas	**5.26**	3.69	4.75
Total international	**3.99**	2.70	2.85
Total consolidated	**4.94**	4.60	4.29
Equity affiliates	**4.38**	2.74	—
Worldwide	**4.92**	4.60	4.29
Depreciation, Depletion and Amortization Per Barrel of Oil Equivalent			
Alaska	**$ 3.94**	3.70	3.30
Lower 48	**4.52**	3.51*	3.18
United States	**4.14**	3.58	3.25
Norway	**2.95**	2.19	2.04
United Kingdom	**6.73**	6.38	6.02
Canada	**6.46**	2.72	8.91
Other areas	**2.35**	1.96	3.09
Total international	**4.11**	2.94	3.64
Total consolidated	**4.13**	3.37	3.41
Equity affiliates	**2.30**	2.74	—
Worldwide	**4.06**	3.37	3.41

Includes a $12 million charge related to an asset transfer.

Net Wells Completed*	Productive			Dry		
	2002	2001	2000	**2002**	2001	2000
Exploratory						
Alaska	**—**	1	—	**4**	1	1
Lower 48	**29**	63	45	**6**	3	4
United States	**29**	64	45	**10**	4	5
Norway	**—**	**	**	**	—	—
United Kingdom	**	**	1	**2**	1	1
Canada	**19**	—	3	**2**	—	1
Other areas	**2**	2	6	**7**	1	6
Total consolidated	**50**	66	55	**21**	6	13
Equity affiliates	**3**	—	—	**1**	—	—
	53	66	55	**22**	6	13
Development						
Alaska	**48**	47	52	**1**	2	1
Lower 48	**283**	333	208	**14**	11	8
United States	**331**	380	260	**15**	13	9
Norway	**4**	3	1	**—**	—	—
United Kingdom	**7**	1	1	**—**	—	—
Canada	**20**	5	8	**1**	—	1
Other areas	**13**	2	6	**	—	—
Total consolidated	**375**	391	276	**16**	13	10
Equity affiliates	**49**	20	—	**1**	—	—
	424	411	276	**17**	13	10

**Includes wildcat and production step-out wells. Excludes farmout arrangements.*
***ConocoPhillips' total proportionate interest was less than one.*

Wells at Year-End 2002

	In Progress*		Productive** Oil		Productive** Gas	
	Gross	Net	Gross	Net	Gross	Net
Alaska	**25**	**15**	**1,680**	**735**	**24**	**15**
Lower 48	**101**	**61**	**11,801**	**2,826**	**15,534**	**7,586**
United States	**126**	**76**	**13,481**	**3,561**	**15,558**	**7,601**
Norway	**13**	**2**	**519**	**85**	**60**	**7**
United Kingdom	**14**	**5**	**189**	**37**	**288**	**87**
Canada	**7**	**5**	**3,395**	**2,408**	**5,359**	**3,463**
Other areas	**33**	**16**	**943**	**321**	**76**	**31**
Total consolidated	**193**	**104**	**18,527**	**6,412**	**21,341**	**11,189**
Equity affiliates	**4**	**2**	**2,095**	**875**	**161**	**63**
	197	**106**	**20,622**	**7,287**	**21,502**	**11,252**

**Includes wells that have been temporarily suspended.*
***Includes 3,205 gross and 1,554 net multiple completion wells.*

Acreage at December 31, 2002	Thousands of Acres	
	Gross	Net
Developed		
Alaska	**878**	**431**
Lower 48	**5,219**	**3,142**
United States	**6,097**	**3,573**
Norway	**430**	**47**
United Kingdom	**1,496**	**465**
Canada	**4,764**	**2,343**
Other areas	**5,147**	**2,128**
Total consolidated	**17,934**	**8,556**
Equity affiliates	**490**	**151**
	18,424	**8,707**
Undeveloped		
Alaska	**2,467**	**1,422**
Lower 48	**3,494**	**2,115**
United States	**5,961**	**3,537**
Norway	**5,243**	**1,309**
United Kingdom	**3,298**	**1,379**
Canada	**13,631**	**7,716**
Other areas*	**118,115**	**78,324**
Total consolidated	**146,248**	**92,265**
Equity affiliates	**2,118**	**943**
	148,366	**93,208**

**Includes two Somalia concessions where operations have been suspended by declarations of force majeure totaling 33,905 thousand gross and net acres.*

Costs Incurred

	Millions of Dollars									
	Consolidated Operations									
	Alaska	Lower 48	Total U.S.	Norway	U.K.	Canada	Other Areas	Total	Equity Affiliates	Combined Total
2002										
Acquisition	**$ 9**	**3,735**	**3,744**	**1,348**	**3,050**	**2,562**	**2,064**	**12,768**	**1,671**	**14,439**
Exploration	**94**	**112**	**206**	**33**	**28**	**58**	**309**	**634**	**1**	**635**
Development	**433**	**409**	**842**	**174**	**232**	**46**	**857**	**2,151**	**467**	**2,618**
	$ 536	**4,256**	**4,792**	**1,555**	**3,310**	**2,666**	**3,230**	**15,553**	**2,139**	**17,692**
2001										
Acquisition	$ 17	37	54	—	—	—	228	282	—	282
Exploration	93	57	150	26	18	—	223	417	—	417
Development	610	312	922	94	75	3	401	1,495	420	1,915
	$ 720	406	1,126	120	93	3	852	2,194	420	2,614
2000										
Acquisition	$5,787	151	5,938	36	—	33	5	6,012	3	6,015
Exploration	32	66	98	17	36	6	213	370	—	370
Development	422	218	640	71	50	42	192	995	135	1,130
	$6,241	435	6,676	124	86	81	410	7,377	138	7,515

- Costs incurred include capitalized and expensed items.
- Acquisition costs include the costs of acquiring proved and unproved oil and gas properties. The amounts in 2002 relate primarily to the merger. Acquisition costs included proved properties of $3,420 million, $13 million and $87 million in the Lower 48 for 2002, 2001, and 2000, respectively. The 2002 amounts in Norway and the U.K. included $1,255 million and $2,464 million for proved properties, respectively. The 2002 and 2000 amounts in Canada included proved properties of $2,003 million and $33 million, respectively. The 2002 and 2001 amounts in Other Areas included $1,493 million and $63 million for proved properties. The 2002 amount for Equity Affiliates of $1,671 million is for proved properties. The 2000 amount in Alaska included $5,125 million for proved properties.
- Exploration costs include geological and geophysical expenses, the cost of retaining undeveloped leaseholds, and exploratory drilling costs.
- Development costs include the cost of drilling and equipping development wells and building related production facilities for extracting, treating, gathering and storing petroleum liquids and natural gas.

Capitalized Costs

At December 31	Millions of Dollars									
	Consolidated Operations									
	Alaska	Lower 48	Total U.S.	Norway	U.K.	Canada	Other Areas	Total	Equity Affiliates	Combined Total
2002										
Proved properties	**$7,037**	**7,737**	**14,774**	**5,422**	**4,178**	**2,023**	**3,832**	**30,229**	**2,847**	**33,076**
Unproved properties	**849**	**489**	**1,338**	**142**	**622**	**546**	**1,556**	**4,204**	**—**	**4,204**
	7,886	**8,226**	**16,112**	**5,564**	**4,800**	**2,569**	**5,388**	**34,433**	**2,847**	**37,280**
Accumulated depreciation, depletion and amortization	**1,636**	**2,891**	**4,527**	**2,224**	**1,033**	**182**	**661**	**8,627**	**37**	**8,664**
	$6,250	**5,335**	**11,585**	**3,340**	**3,767**	**2,387**	**4,727**	**25,806**	**2,810**	**28,616**
2001										
Proved properties	$6,646	4,552	11,198	2,889	1,773	104	1,752	17,716	708	18,424
Unproved properties	772	181	953	40	41	3	768	1,805	—	1,805
	7,418	4,733	12,151	2,929	1,814	107	2,520	19,521	708	20,229
Accumulated depreciation, depletion and amortization	1,097	3,238	4,335	1,529	1,161	79	540	7,644	4	7,648
	$6,321	1,495	7,816	1,400	653	28	1,980	11,877	704	12,581

- Capitalized costs include the cost of equipment and facilities for oil and gas producing activities. These costs include the activities of ConocoPhillips' E&P organization, excluding pipeline and marine operations, the Kenai liquefied natural gas operation, Syncrude operations, and crude oil and natural gas marketing activities.
- Proved properties include capitalized costs for oil and gas leaseholds holding proved reserves; development wells and related equipment and facilities (including uncompleted development well costs); and support equipment.
- Unproved properties include capitalized costs for oil and gas leaseholds under exploration (including where petroleum liquids and natural gas were found but determination of the economic viability of the required infrastructure is dependent upon further exploratory work under way or firmly planned) and for uncompleted exploratory well costs, including exploratory wells under evaluation.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities

Amounts are computed using year-end prices and costs (adjusted only for existing contractual changes), appropriate statutory tax rates and a prescribed 10 percent discount factor. Continuation of year-end economic conditions also is assumed. The calculation is based on estimates of proved reserves, which are revised over time as new data become available. Probable or possible reserves, which may become proved in the future, are not considered. The calculation also requires assumptions as to the timing of future production of proved reserves, and the timing and amount of future development and production costs.

While due care was taken in its preparation, the company does not represent that this data is the fair value of the company's oil and gas properties, or a fair estimate of the present value of cash flows to be obtained from their development and production.

Discounted Future Net Cash Flows

	Millions of Dollars									
	Consolidated Operations									
	Alaska	Lower 48	Total U.S.	Norway	U.K.	Canada	Other Areas	Total	Equity Affiliates	Combined Total
2002										
Future cash inflows	**$54,497**	**28,679**	**83,176**	**29,571**	**11,709**	**8,076**	**22,654**	**155,186**	**32,983**	**188,169**
Less:										
Future production and transportation costs	**26,035**	**7,763**	**33,798**	**4,598**	**3,376**	**1,885**	**5,403**	**49,060**	**4,992**	**54,052**
Future development costs	**2,927**	**1,168**	**4,095**	**1,762**	**1,227**	**617**	**2,249**	**9,950**	**1,698**	**11,648**
Future income tax provisions	**7,665**	**5,349**	**13,014**	**16,998**	**3,077**	**2,361**	**6,912**	**42,362**	**8,501**	**50,863**
Future net cash flows	**17,870**	**14,399**	**32,269**	**6,213**	**4,029**	**3,213**	**8,090**	**53,814**	**17,792**	**71,606**
10 percent annual discount	**9,097**	**7,405**	**16,502**	**2,515**	**1,483**	**1,422**	**3,730**	**25,652**	**11,585**	**37,237**
Discounted future net cash flows	**$ 8,773**	**6,994**	**15,767**	**3,698**	**2,546**	**1,791**	**4,360***	**28,162**	**6,207**	**34,369**
2001										
Future cash inflows	$33,138	9,441	42,579	14,278	2,143	174	6,712	65,886	11,581	77,467
Less:										
Future production and transportation costs	20,541	4,241	24,782	2,117	357	52	1,426	28,734	3,483	32,217
Future development costs	3,071	530	3,601	627	248	9	1,079	5,564	1,282	6,846
Future income tax provisions	1,797	1,253	3,050	8,762	389	8	2,596	14,805	2,133	16,938
Future net cash flows	7,729	3,417	11,146	2,772	1,149	105	1,611	16,783	4,683	21,466
10 percent annual discount	3,297	1,821	5,118	1,247	360	44	1,019	7,788	3,687	11,475
Discounted future net cash flows	$ 4,432	1,596	6,028	1,525	789	61	592**	8,995	996	9,991
2000										
Future cash inflows	$39,554	29,027	68,581	16,002	3,012	537	7,792	95,924	14,812	110,736
Less:										
Future production and transportation costs	20,338	3,996	24,334	2,060	426	105	1,379	28,304	2,519	30,823
Future development costs	2,916	479	3,395	679	372	1	1,024	5,471	1,684	7,155
Future income tax provisions	3,772	8,206	11,978	10,103	592	160	2,316	25,149	2,546	27,695
Future net cash flows	12,528	16,346	28,874	3,160	1,622	271	3,073	37,000	8,063	45,063
10 percent annual discount	5,660	8,684	14,344	1,429	571	113	1,761	18,218	6,428	24,646
Discounted future net cash flows	$ 6,868	7,662	14,530	1,731	1,051	158	1,312	18,782	1,635	20,417

**Includes $139 million attributable to a consolidated subsidiary in which there is a 10 percent minority interest.*
***Includes $17 million attributable to a consolidated subsidiary in which there is a 13 percent minority interest.*
Excludes discounted future net cash flows from Canadian Syncrude of $869 million.

Sources of Change in Discounted Future Net Cash Flows

	Millions of Dollars								
	Consolidated Operations			Equity Affiliates			Total		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Discounted future net cash flows at the beginning of the year	**$ 8,995**	18,782	6,205	**996**	1,635	—	**9,991**	20,417	6,205
Changes during the year									
Revenues less production and transportation costs for the year	**(5,271)**	(4,283)	(4,592)	**(177)**	(6)	—	**(5,448)**	(4,289)	(4,592)
Net change in prices, and production and transportation costs	**15,566**	(14,668)	10,396	**2,734**	(1,552)	—	**18,300**	(16,220)	10,396
Extensions, discoveries and improved recovery, less estimated future costs	**1,284**	757	1,817	**22**	—	2,402	**1,306**	757	4,219
Development costs for the year	**2,151**	1,495	995	**467**	420	135	**2,618**	1,915	1,130
Changes in estimated future development costs	**(1,790)**	(1,011)	(775)	**(108)**	(17)	(135)	**(1,898)**	(1,028)	(910)
Purchases of reserves in place, less estimated future costs	**22,161**	130	8,168	**4,781**	—	—	**26,942**	130	8,168
Sales of reserves in place, less estimated future costs	**(563)**	(9)	(1,037)	**(16)**	—	—	**(579)**	(9)	(1,037)
Revisions of previous quantity estimates*	**(185)**	15	1,750	**(712)**	38	—	**(897)**	53	1,750
Accretion of discount	**1,540**	2,877	1,217	**177**	260	—	**1,717**	3,137	1,217
Net change in income taxes	**(15,726)**	4,909	(5,360)	**(1,957)**	218	(767)	**(17,683)**	5,127	(6,127)
Other	**—**	1	(2)	**—**	—	—	**—**	1	(2)
Total changes	**19,167**	(9,787)	12,577	**5,211**	(639)	1,635	**24,378**	(10,426)	14,212
Discounted future net cash flows at year-end	**$ 28,162**	8,995	18,782	**6,207**	996	1,635	**34,369**	9,991	20,417

**Includes amounts resulting from changes in the timing of production.*

- The net change in prices, and production and transportation costs is the beginning-of-the-year reserve-production forecast multiplied by the net annual change in the per-unit sales price, and production and transportation cost, discounted at 10 percent.
- Purchases and sales of reserves in place, along with extensions, discoveries and improved recovery, are calculated using production forecasts of the applicable reserve quantities for the year multiplied by the end-of-the-year sales prices, less future estimated costs, discounted at 10 percent.
- The accretion of discount is 10 percent of the prior year's discounted future cash inflows, less future production, transportation and development costs.
- The net change in income taxes is the annual change in the discounted future income tax provisions.

5-Year Financial Review (Millions of Dollars Except as Indicated)

	2002	2001	2000	1999	1998
Selected Income Data					
Sales and other operating revenues (includes excise taxes on petroleum products sales)	**$56,748**	24,892	22,155	14,988	12,853
Total revenues	**$57,224**	25,044	22,539	15,260	13,145
Income from continuing operations	**$ 714**	1,611	1,848	604	228
Effective income tax rate	**67.0%**	50.5	50.7	48.7	44.0
Net income (loss)	**$ (295)**	1,661	1,862	609	237
Selected Balance Sheet Data					
Current assets	**$10,903**	6,498	2,752	2,914	2,497
Properties, plants and equipment (net)	**$43,030**	22,133	14,644	10,950	10,451
Total assets	**$76,836**	35,217	20,509	15,201	14,216
Current liabilities	**$12,816**	4,821	3,502	2,531	2,142
Long-term debt	**$18,917**	8,610	6,622	4,271	4,106
Total debt	**$19,766**	8,654	6,884	4,302	4,273
Mandatorily redeemable preferred securities of trust subsidiaries	**$ 350**	650	650	650	650
Other minority interests	**$ 651**	5	1	1	1
Common stockholders' equity	**$29,517**	14,340	6,093	4,549	4,219
Percent of total debt to capital*	**39%**	37	51	45	47
Current ratio	**.9**	1.3	.8	1.2	1.2
Selected Statement of Cash Flows Data					
Net cash provided by operating activities from continuing operations	**$ 4,767**	3,529	3,984	1,934	1,587
Net cash provided by operating activities	**$ 4,969**	3,562	4,014	1,941	1,630
Capital expenditures and investments**	**$ 4,388**	3,016	2,017	1,686	2,045
Cash dividends paid on common stock	**$ 684**	403	346	344	353
Other Data					
Per average common share outstanding					
Income from continuing operations					
Basic	**$ 1.48**	5.50	7.26	2.39	.88
Diluted	**$ 1.47**	5.46	7.21	2.37	.88
Net income (loss)					
Basic	**$ (.61)**	5.67	7.32	2.41	.92
Diluted	**$ (.61)**	5.63	7.26	2.39	.91
Cash dividends paid on common stock	**$ 1.48**	1.40	1.36	1.36	1.36
Common stockholders' equity per share (book value)	**$ 43.56**	37.52	23.86	17.94	16.74
Common shares outstanding at year-end (in millions)	**677.6**	382.2	255.4	253.6	252.0
Average common shares outstanding (in millions)					
Basic	**482.1**	293.0	254.5	252.8	258.3
Diluted	**485.5**	295.0	256.3	254.4	260.2
Common stockholders at year-end (in thousands)	**60.9**	54.7	49.2	51.7	56.0
Employees at year-end (in thousands)	**57.3**	38.7	12.4***	15.9	17.3

**Capital includes total debt, mandatorily redeemable preferred securities of trust subsidiaries, other minority interests and common stockholders' equity.*

***Excludes acquisitions, net of cash acquired.*

****Excludes 3,400 employees who were under contract to Chevron Phillips Chemical Company LLC (CPChem) from July 1, 2000, through December 31, 2000. Effective January 1, 2001, those employees became employees of CPChem.*

E&P	2002	2001	2000	1999	1998
	Thousands of Barrels Daily				
Net Crude Oil Production					
United States	**371**	373	241	50	62
Norway	**157**	117	114	99	99
United Kingdom	**39**	19	25	34	22
Canada	**13**	1	6	7	7
Other areas	**67**	51	51	41	32
Total consolidated	**647**	561	437	231	222
Equity affiliates	**35**	2	—	—	—
	682	563	437	231	222
Net Natural Gas Liquids Production					
United States	**32**	26	20	2	3
Norway	**6**	5	5	4	5
United Kingdom	**2**	2	2	2	2
Canada	**4**	—	1	1	1
Other areas	**2**	2	1	2	2
	46	35	29	11	13
Net Natural Gas Production*	Millions of Cubic Feet Daily				
United States	**1,103**	917	928	950	968
Norway	**171**	130	136	126	190
United Kingdom	**424**	178	214	220	197
Canada	**165**	18	83	91	97
Other areas	**180**	92	33	6	—
Total consolidated	**2,043**	1,335	1,394	1,393	1,452
Equity affiliates	**4**	—	—	—	—
	2,047	1,335	1,394	1,393	1,452

Represents quantities available for sale. Excludes gas equivalent of natural gas liquids shown above.

	2002	2001	2000	1999	1998
	Thousands of Barrels Daily				
Syncrude Production	**8**	—	—	—	—
Net Oil and Gas Acreage	Millions of Acres				
United States	**7**	5	5	3	3
International	**94**	21	29	33	31
Total consolidated	**101**	26	34	36	34
Equity affiliates	**1**	—	—	—	—
	102	26	34	36	34
Oil and Gas Wells	Net Wells				
United States					
Oil	**3,561**	2,430	2,450	1,832	2,610
Gas and condensate	**7,601**	3,686	3,333	2,936	2,932
International					
Oil	**2,851**	134	178	740	764
Gas and condensate	**3,588**	99	99	396	354
Total consolidated	**17,601**	6,349	6,060	5,904	6,660
Equity affiliates	**938**	22	—	—	—
	18,539	6,371	6,060	5,904	6,660
Well Completions					
United States					
Exploratory	**39**	68	50	2	10
Development	**346**	393	269	122	126
International					
Exploratory	**32**	4	18	15	4
Development	**45**	11	17	27	34
Total consolidated	**462**	476	354	166	174
Equity affiliates	**54**	20	—	—	—
	516	496	354	166	174

Midstream	2002	2001	2000	1999	1998
	Thousands of Barrels Daily				
Natural Gas Liquids Extracted	**156**	120	131	156	157
R&M					
Refinery Operations					
United States					
Rated crude oil capacity	**1,829***	732**	335	330	310
Crude oil runs	**1,661**	686	303	326	311
Refinery production	**1,847**	795	365	385	366
International					
Rated crude oil capacity	**195***	22**	—	—	—
Crude oil runs	**152**	20	—	—	—
Refinery production	**164**	19	—	—	—
Petroleum Products Sales***					
United States					
Automotive gasoline	**1,147**	465	267	263	266
Distillates	**392**	170	107	100	106
Aviation fuels	**185**	78	41	36	31
Other products	**372**	220	50	34	26
	2,096	933	465	433	429
International	**162**	10	43	37	36
	2,258	943	508	470	465

**The weighted-average crude oil capacity for the period included the refineries added from the merger with Conoco on August 30, 2002. Actual capacity at December 31, 2002 was 2,166 thousand barrels per day in the United States and 440 thousand barrels per day from international operations (including ConocoPhillips' share of equity affiliates).*

***The weighted-average crude oil capacity for the period included the refineries acquired in the Tosco acquisition on September 14, 2001. Actual capacity at December 31, 2001, was 1,656 thousand barrels per day in the United States, and 72 thousand barrels per day from foreign operations (Ireland).*

****Excludes spot market sales.*

Chemicals* Production	2002	2001	2000	1999	1998
	Millions of Pounds				
Ethylene	**3,217**	3,291	3,574	3,262	3,148
Polyethylene	**2,004**	1,956	2,230	2,590	2,290
Styrene**	**887**	456	404	n/a	n/a
Normal alpha olefins	**592**	563	293	n/a	n/a

**Beginning July 1, 2000, ConocoPhillips' Chemicals segment consists mainly of its 50 percent equity interest in Chevron Phillips Chemical Company LLC.*

***Production limited in 2001 due to a fire at the St. James, Louisiana, facility in February 2001. Capacity was restored in October 2001.*

2002 ConocoPhillips Board of Directors


Richard H. Auchinleck


Norman R. Augustine


David L. Boren


Kenneth M. Duberstein


Archie W. Dunham


Ruth R. Harkin


Larry D. Horner


Charles C. Krulak


Frank A. McPherson


J.J. Mulva


William K. Reilly


William R. Rhodes


J. Stapleton Roy


Randall L. Tobias


Victoria J. Tschinkel


Kathryn C. Turner

Richard H. Auchinleck, 51, president and CEO of Gulf Canada Resources Limited from February 1998 to June 2001. Chief operating officer of Gulf Canada from July 1997 to February 1998. CEO for Gulf Indonesia Resources Limited from September 1997 to February 1998. Lives in Calgary, Alberta, Canada. (5)

Norman R. Augustine, 67, chairman of the executive committee of the board of directors of Lockheed Martin Corporation since August 1997. Chairman of the board of directors of Lockheed Martin Corporation from August 1997 through March 1998. CEO of Lockheed Martin from January 1996 through July 1997. Also a director of The Black & Decker Corporation, The Procter & Gamble Company and Lockheed Martin Corporation. Lives in Potomac, Md. (3, 4)

David L. Boren, 61, president of the University of Oklahoma since 1994. Former U.S. senator from Oklahoma and former governor of Oklahoma. Also a director of AMR Corporation, Texas Instruments Incorporated and Torchmark Corporation. Lives in Norman, Okla. (5)

Kenneth M. Duberstein, 58, chairman and CEO of the Duberstein Group, a strategic planning and consulting company, since 1989. Served as White House chief of staff and deputy chief of staff to President Ronald Reagan and deputy undersecretary of Labor during the Ford administration. Sits on the board of governors for the NASD and the American Stock Exchange. Also a director of The Boeing Company, Fannie Mae, Fleming Companies, Inc. and The St. Paul Companies, Inc. Lives in Washington, D.C. (1, 2, 4)

Archie W. Dunham, 64, chairman of the board of directors. Previously, chairman of the board, president and CEO of Conoco Inc. from 1999 to 2002. Joined Conoco in 1966 and became president and CEO in 1996 and chairman of the board in 1999. Serves as chairman of the National Association of Manufacturers. Also a director of the American Petroleum Institute, a past chairman of the National Petroleum Council and the U.S. Energy Association, and a member of The Business Council and The Business Roundtable. Serves as a director of the Memorial Hermann Healthcare System, chairman and trustee of the Houston Grand Opera, and trustee of the Smithsonian Institution and the George Bush Presidential Library. Also a director of Louisiana-Pacific Corporation, Phelps Dodge Corporation and Union Pacific Corporation. (2)

Ruth R. Harkin, 58, senior vice president, international affairs and government relations, for United Technologies Corporation and chair of United Technologies International, UTC's international representation arm, since June 1997. Lives in Alexandria, Va. (1)

Larry D. Horner, 68, chairman of Pacific USA Holdings Corporation from August 1994 to June 2001. Past chairman and CEO of KPMG Peat Marwick. Also a director of Atlantis Plastics, Inc., Technical Olympic USA, Inc. and UTStarcom, Inc. Lives in San Jose del Cabo, BCS, Mexico. (1)

Charles C. Krulak, 61, chairman and CEO of MBNA Europe Bank Limited since January 2001. During his 35-year career in the Marine Corps, Gen. Krulak served two tours of duty in Vietnam and rose through several command and staff positions to become commandant of the Marine Corps and a member of the Joint Chiefs of Staff, June 1995 to September 1999. Holds the Defense Distinguished Service medal, the Silver Star, the Bronze Star with Combat "V" and two gold stars, the Purple Heart with gold star and the Meritorious Service medal. Lives in Chester, Chesire, United Kingdom. (3, 4)

Frank A. McPherson, 69, chairman and CEO of Kerr-McGee Corporation until 1997, having held those positions since 1983. Also a director of BOK Financial Corporation, Tri-Continental Corporation and the Seligman Group of Mutual Funds. Lives in Oklahoma City, Okla. (1, 2)

J.J. Mulva, 56, president and CEO of ConocoPhillips. Previously, chairman of the board of directors and CEO of Phillips Petroleum Company since October 1999. Was vice chairman, president and CEO in 1999, and president and chief operating officer from 1994 to 1999. Joined Phillips in 1973; elected to board in 1994. Also a director of the American Petroleum Institute and member of The Business Council and The Business Roundtable. Serves as a trustee of the Boys and Girls Clubs of America. (2)

William K. Reilly, 63, president and CEO of Aqua International Partners, an investment group that finances water improvements in developing countries, since June 1997. Also a director of E.I. du Pont de Nemours and Company, Ionics, Incorporated and Royal Caribbean Cruises Ltd. Lives in San Francisco, Calif. (5)

William R. Rhodes, 67, senior vice chairman of Citigroup, Inc. since December 2001. Vice chairman of Citigroup, Inc. from May 1999 to December 2001. Vice chairman of Citicorp/Citibank from July 1991 to May 1999. Lives in New York, N.Y. (3)

J. Stapleton Roy, 67, managing director of Kissinger Associates, Inc. since January 2001. Assistant secretary of State for intelligence and research from 1999 to 2000. He attained the highest rank in the Foreign Service, career ambassador, while serving as ambassador to Singapore, Indonesia and the People's Republic of China. Also a director of Freeport-McMoRan Copper & Gold Inc. Lives in Bethesda, Md. (1)

Randall L. Tobias, 61, chairman emeritus of Eli Lilly and Company since January 1999. Chairman of the board of directors and CEO of Eli Lilly and Company from July 1993 through December 1998. Also a director of Kimberly-Clark Corporation, Knight-Ridder, Inc., Interactive Intelligence, Inc. and Windrose Medical Properties Trust. Lives in Indianapolis, Ind. (2, 3, 4)

Victoria J. Tschinkel, 55, director of the Florida Nature Conservancy since January 2003. Senior environmental consultant to Landers & Parsons, a Tallahassee law firm, from 1987 to 2002. Former secretary of the Florida Department of Environmental Regulation. Lives in Tallahassee, Fla. (2, 5)

Kathryn C. Turner, 55, chairperson and CEO of Standard Technology, Inc., an engineering and manufacturing firm she founded in 1985. Also a director of Carpenter Technology Corporation, Schering-Plough Corporation and Tribune Company. Lives in Bethesda, Md. (1)

(1) Member of Audit and Compliance Committee (2) Member of Executive Committee (3) Member of Compensation Committee (4) Member Directors' Affairs Committee (5) Member Public Policy Committee

Officers (As of March 24, 2003)

Archie W. Dunham, Chairman

J.J. Mulva, President and Chief Executive Officer

William B. Berry, Executive Vice President, Exploration and Production

John A. Carrig, Executive Vice President, Finance, and Chief Financial Officer

Philip L. Frederickson, Executive Vice President, Commercial

John E. Lowe, Executive Vice President, Planning and Strategic Transactions

Robert E. McKee III, Executive Vice President

Jim W. Nokes, Executive Vice President, Refining, Marketing, Supply and Transportation

E.L. Batchelder, Senior Vice President and Chief Information Officer

Rick A. Harrington, Senior Vice President, Legal, and General Counsel

Thomas C. Knudson, Senior Vice President, Government Affairs and Communications

Rand C. Berney, Vice President and Controller

Joseph C. High, Vice President, Human Resources

Robert A. Ridge, Vice President, Health, Safety and Environment

J.W. Sheets, Vice President and Treasurer

Richard A. Sherry, Vice President, Tax

Steve L. Scheck, General Auditor and Chief Ethics Officer

E. Julia Lambeth, Corporate Secretary

Ben J. Clayton, Tax Administration Officer

Steve L. Wilson, Assistant Tax Administration Officer

Donna L. Franklin, Assistant Controller

C. Douglas Johnson, Assistant Controller

J.E. Durbin, Assistant Treasurer

Frances M. Vallejo, Assistant Treasurer

Operational and Functional Organizations

Stephen R. Barham, President, Transportation

Sigmund L. Cornelius, Vice President, Upstream Business Development

Dodd W. DeCamp, Vice President, Exploration

Gregory J. Goff, President, Europe and Asia Pacific

Mark R. Harper, President, Wholesale Marketing

David B. Holthe, President, Retail Marketing

Andrew J. Kelleher, President, Americas Supply and Trading

Carin S. Knickel, President, Specialty Businesses

James R. Knudsen, Vice President, Upstream Technology

Ryan M. Lance, Vice President, Lower 48

James D. McColgin, President, U.S.A. Lower 48 and Latin America

Henry I. McGee III, President, Middle East & Africa

Kevin O. Meyers, President, Alaska

Thomas J. Nimbley, President, Refining

George W. Paczkowski, Vice President, Downstream Technology

Richard W. Severance, Senior Vice President, Strategy, Optimization and Business Development

J. Michael Stice, President, Gas and Power

Henry W. Sykes, President, Canada

Steven M. Theede, President, Europe, Russia and Caspian

Glossary

Appraisal Drilling: Drilling carried out following the discovery of a new field to determine the physical extent, amount of reserves and likely production rate of the field.

Aromatics: Hydrocarbons that have at least one benzene ring as part of their structure. Aromatics include benzene, toluene and xylenes.

Barrels of Oil Equivalent (BOE): A term used to quantify oil and natural gas amounts using the same measurement. Gas volumes are converted to barrels on the basis of energy content. 6,000 cubic feet of gas equals one barrel of oil.

Catalyst: Substance that increases the rate of a chemical reaction between other substances.

Coke: A solid carbon product produced by thermal cracking.

Commercial Field: An oil or natural gas field that, under existing economic and operating conditions, is judged to be capable of generating enough revenues to exceed the costs of development.

Condensate: Light liquid hydrocarbons. As they exist in nature, condensates are produced in natural gas mixtures and separated from the gases by absorption, refrigeration and other extraction processes.

Cyclohexane: The cyclic form of hexane used as a raw material in the manufacture of nylon.

Deepwater: Water depth of at least 1,000 feet.

Distillates: The middle range of petroleum liquids produced during the processing of crude oil. Products include diesel fuel, heating oil and kerosene.

Downstream: Refining, marketing and transportation operations.

Ethylene: Basic chemical used in the manufacture of plastics (such as polyethylene), antifreeze and synthetic fibers.

Exploitation: Focused, integrated effort to extend the economic life, production and reserves of an existing field.

Feedstock: Crude oil, natural gas liquids, natural gas or other materials used as raw ingredients for making gasoline, other refined products or chemicals.

Fluid Catalytic Cracking Unit: A refinery unit that cracks large hydrocarbon molecules into lighter, more valuable products such as gasoline components, propanes, butanes and pentanes, using a powdered catalyst that is maintained in a fluid state by use of hydrocarbon vapor, inert gas, or steam.

Gas-to-Liquids (GTL): A process that converts natural gas to clean liquid fuels.

Hydrocarbons: Organic chemical compounds of hydrogen and carbon atoms that form the basis of all petroleum products.

Improved Recovery: Technology for increasing or prolonging the productivity of oil and gas fields. This is a special field of activity and research in the oil and gas industry.

Liquefied Natural Gas (LNG): Gas, mainly methane, that has been liquefied in a refrigeration and pressure process to facilitate storage or transportation.

Liquids: An aggregate of crude oil and natural gas liquids; also known as hydrocarbon liquids.

Margins: Difference between sales prices and feedstock costs, or in some instances, the difference between sales prices and feedstock and manufacturing costs.

Midcycle Returns: Midcycle returns are calculated assuming prices of $20 per barrel for West Texas Intermediate crude oil, $3.25 per thousand cubic feet of gas at Henry Hub, and $3.25 per barrel Gulf Coast crack spread for refined products.

Midstream: Natural gas gathering, processing and marketing operations.

Natural Gas Liquids (NGL): A mixed stream of ethane, propane, butanes and pentanes that is split into individual components. These components are used as feedstocks for refineries and chemical plants.

Olefins: Basic chemicals made from oil or natural gas liquids feedstocks; commonly used to manufacture plastics and gasoline. Examples are ethylene and propylene.

Paraxylene: An aromatic compound used to make polyester fibers and plastic soft drink bottles.

Polyethylene: Plastic made from ethylene used in manufacturing products including trash bags, milk jugs, bottles and pipe.

Polypropylene: Basic plastic derived from propylene used in manufacturing products including fibers, films and automotive parts.

Reservoir: A porous, permeable sedimentary rock formation containing oil and/or natural gas, enclosed or surrounded by layers of less permeable or impervious rock.

Spot Sale: In the petroleum industry, the sale of bulk or large quantities of raw materials or products under terms based on publicly available market quotations that are subject to constant change.

Styrene: A liquid hydrocarbon used in making various plastics by polymerization or copolymerization.

Syncrude: Synthetic crude oil derived by upgrading bitumen extractions from mine deposits of oil sands.

S Zorb™: The name for ConocoPhillips' proprietary sulfur removal technologies for gasoline and diesel fuel. The technologies remove sulfur to ultra-low levels while preserving important product characteristics and consuming minimal amounts of hydrogen, a critical element in refining.

Tension-Leg Platform: A semisubmersible drilling platform held in position by multiple cables anchored to the ocean floor.

Three-Dimensional Seismic: Three-dimensional images created by bouncing sound waves off underground rock formations; used by oil companies to determine the best places to drill for hydrocarbons.

Throughput: The average amount of raw material that is processed in a given period by a facility, such as a natural gas processing plant, an oil refinery or a petrochemical plant.

Total Recordable Rate: A metric for evaluating safety performance calculated by multiplying the total number of recordable cases by 200,000 then dividing by the total number of work hours.

Upstream: Oil and natural gas exploration and production activities.

Wildcat Drilling: Exploratory drilling performed in an unproven area, far from producing wells.

Stockholder Information

Annual Meeting
ConocoPhillips' annual meeting of stockholders will be held at the following time and place:

May 6, 2003, 10:30 a.m.
Omni Houston Hotel Westside, 13210 Katy Freeway, Houston, Texas

Notice of the meeting and proxy materials are being sent to all stockholders.

Direct Stock Purchase and Dividend Reinvestment Plan
ConocoPhillips' Investor Services Program is a direct stock purchase and dividend reinvestment plan that offers stockholders a convenient way to buy additional shares and reinvest their common stock dividends. Purchases of company stock through direct cash payment are commission-free. For details contact:

Mellon Investor Services, L.L.C.
P.O. Box 3336
South Hackensack, NJ 07606
Toll-free number: 1-800-356-0066

Information Requests
For information about dividends and certificates, or to request a change of address, stockholders may contact:

Mellon Investor Services, L.L.C.
P.O. Box 3315
South Hackensack, NJ 07606
Toll-free number: 1-800-356-0066
Outside the U.S.: (201) 329-8660
TDD: 1-800-231-5469
Outside the U.S.: (201) 329-8345
Fax: (201) 329-8967
Internet: *www.melloninvestor.com*

Personnel in the following office also can answer investors' questions about the company:

ConocoPhillips Investor Relations
375 Park Avenue, Suite 3702
New York, NY 10152
(212) 207-1996
c.c.reasor@conocophillips.com

Internet Web Site: *www.conocophillips.com*
The site includes the Investor Information Center, which features news releases and presentations to securities analysts; copies of ConocoPhillips' Annual Report and Proxy Statement; reports to the U.S. Securities and Exchange Commission; and data on ConocoPhillips' health, safety and environmental performance. Other Web sites with information on topics in this annual report include:

www.fuelstechnology.com
www.cpchem.com
www.defs.com
www.phillips66.com
www.conoco.com
www.76.com

Form 10-K and Annual Reports
Copies of the Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission, are available free by calling (918) 661-3700, making a request on the company's Web site, or writing:

ConocoPhillips – 2002 Form 10-K
B-41 Adams Building
411 South Keeler Ave.
Bartlesville, OK 74004

Additional copies of this annual report may be obtained by calling (918) 661-3700, or writing:

ConocoPhillips – 2002 Annual Report
B-41 Adams Building
411 South Keeler Ave.
Bartlesville, OK 74004

Principal Offices
600 North Dairy Ashford
Houston, TX 77079

1013 Centre Road
Wilmington, DE 19805-1297

Stock Transfer Offices/Registrars
Mellon Investor Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660

Computershare Trust Company of Canada
100 University Ave.
Toronto, Ontario
Canada M5J 2Y1

Compliance and Ethics
For guidance, or to express concerns or ask questions about compliance and ethics issues, call ConocoPhillips' Ethics Helpline toll-free: 1-877-327-2272, available 24 hours a day, seven days a week. The ethics office also may be contacted via e-mail at: *ethics@conocophillips.com*, or by writing:

Attn: Corporate Ethics Office
Marland 2142
600 N. Dairy Ashford
Houston, TX, U.S.A. 77079-1175

www.conocophillips.com

ConocoPhillips

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